Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-149908

MEETINGS OF SHAREHOLDERS
YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Redhook Ale Brewery, Incorporated and Widmer Brothers Brewing Company:

Redhook Ale Brewery, Incorporated, which we refer to as Redhook, and Widmer Brothers Brewing Company, which we refer to as Widmer, have entered into an Agreement and Plan of Merger, as amended, which we refer to as the merger agreement, pursuant to which Widmer will merge with and into Redhook. In connection with the merger, each holder of shares of common or preferred stock of Widmer will receive, in exchange for each share held, 2.1551 shares of Redhook common stock. Redhook security holders will continue to own their existing shares of Redhook common stock. Widmer security holders will be entitled to receive approximately 8,361,529 shares of Redhook common stock pursuant to the merger. Based on the closing price of $6.12 per share reported on the Nasdaq Stock Market on November 12, 2007, the last trading date before the first public announcement of the merger, the approximate value of these shares would be $51,173,000. These shares will represent approximately 50% of the outstanding shares of the combined company immediately following the consummation of the merger. This percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger.

Shares of Redhook common stock are currently listed on the Nasdaq Stock Market under the symbol “HOOK.” On May 12, 2008, the last trading day before the date of this joint proxy statement/prospectus, the closing sale price of Redhook common stock was $3.98 per share.

Redhook and Widmer are each holding a shareholders meeting in order to obtain the shareholder approvals necessary to complete the merger and related matters. At the Redhook annual meeting, which will be held at 2:00 p.m., local time, on June 24, 2008 at Redhook’s offices at 14300 NE 145th Street, Suite 210, Woodinville, Washington 98072-6950, unless postponed or adjourned to a later date, Redhook will ask its shareholders to approve the issuance of Redhook common stock pursuant to the merger agreement as further described in the accompanying joint proxy statement/prospectus, as well as to elect directors and ratify the appointment of auditors. At the Widmer special meeting, which will be held at 4:00 p.m., local time, on June 26, 2008 at Widmer’s offices at 929 North Russell Street, Portland, Oregon 97227, unless postponed or adjourned to a later date, Widmer will ask its shareholders to, among other things, approve the merger agreement.

After careful consideration, the directors of Redhook and Widmer, other than those directors on the boards of Redhook and Widmer who serve as designees of Anheuser-Busch, Incorporated and abstained from voting, have unanimously approved the merger agreement. Each of the Redhook and Widmer boards of directors has determined that it is advisable to enter into the merger and recommends that its respective shareholders vote “FOR” the respective proposals described in the accompanying joint proxy statement/prospectus.

More information about Redhook, Widmer and the proposed transaction is contained in this joint proxy statement/prospectus. Redhook and Widmer urge you to read this joint proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 19.

Redhook and Widmer thank you for your consideration and continued support.

Paul S. Shipman	Kurt R. Widmer
Chief Executive Officer	President and Chief Executive Officer
REDHOOK ALE BREWERY, INCORPORATED	WIDMER BROTHERS BREWING COMPANY

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated May 13, 2008, and is expected to be mailed to shareholders of Redhook and Widmer on or about May 13, 2008.

Redhook Ale Brewery, Incorporated
14300 NE 145th Street, Suite 210
Woodinville, WA 98072-6950
(425) 483-3232

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2008

Dear Shareholders of Redhook:

On behalf of the board of directors of Redhook Ale Brewery, Incorporated, a Washington corporation, we are pleased to deliver this joint proxy statement/prospectus for the proposed merger between Redhook and Widmer Brothers Brewing Company, an Oregon corporation, pursuant to which Widmer will merge with and into Redhook. The annual meeting of shareholders of Redhook will be held on June 24, 2008 at 2:00 p.m., local time, at Redhook’s offices at 14300 NE 145th Street, Suite 210, Woodinville, Washington 98072-6950 for the following purposes, as more fully described in the accompanying joint proxy statement/prospectus:

1.	To elect seven directors to serve until the 2009 Annual Meeting of Shareholders or until their earlier retirement, resignation or removal;

2.	To consider and vote upon a proposal approving the issuance of Redhook common stock pursuant to the Agreement and Plan of Merger dated as of November 13, 2007, as amended, by and between Redhook and Widmer, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus;

3.	To ratify the appointment of Moss Adams LLP as Redhook’s independent registered public accounting firm for the fiscal year ending December 31, 2008; and

4.	To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The board of directors of Redhook has fixed May 5, 2008 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Redhook annual meeting and any adjournment or postponement thereof. Only holders of record of shares of Redhook common stock at the close of business on the record date are entitled to notice of, and to vote at, the Redhook annual meeting. At the close of business on the record date, Redhook had 8,380,239 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the majority of shares of Redhook common stock having voting power present in person or represented by proxy at the Redhook annual meeting is required for approval of Redhook Proposal Nos. 2 and 3. The affirmative vote of a plurality of shares of Redhook common stock having voting power present in person or represented in proxy at the Redhook annual meeting is required to elect directors pursuant to Redhook Proposal No. 1.

Even if you plan to attend the Redhook annual meeting in person, Redhook requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Redhook annual meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Redhook Proposal Nos. 1, 2 and 3. If you fail to return your proxy card and do not attend the Redhook annual meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Redhook annual meeting. If you do attend the Redhook annual meeting and wish to vote in person, you may withdraw your proxy and vote in person. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

By Order of Redhook’s Board of Directors,

Paul S. Shipman
Chief Executive Officer
Woodinville, Washington
May 13, 2008

THE REDHOOK BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, REDHOOK AND ITS SHAREHOLDERS AND HAS APPROVED SUCH PROPOSALS.

WIDMER BROTHERS BREWING COMPANY
929 North Russell Street
Portland, OR 97227
(503) 331-7224

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 26, 2008

To the Shareholders of Widmer Brothers Brewing Company:

A special meeting of the shareholders of Widmer Brothers Brewing Company, or Widmer, will be held on Thursday, June 26, 2008, at 4:00 p.m., local time, at Widmer’s offices at 929 North Russell Street, Portland, Oregon 97227, for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of November 13, 2007, as amended, by and between Redhook Ale Brewery, Incorporated and Widmer, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which Widmer will merge with and into Redhook, and each holder of shares of common or preferred stock of Widmer will receive, in exchange for each share held, 2.1551 shares of Redhook common stock, as more fully described in the accompanying joint proxy statement/prospectus.

2.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on May 13, 2008 are entitled to vote at the special meeting and any such adjournment or postponement.

We cannot complete the merger unless the proposal to approve the agreement and plan of merger is approved by the affirmative vote of the holders of a majority of the outstanding shares of Widmer common stock. The joint proxy statement/prospectus accompanying this notice explains the merger and merger agreement and provides specific information concerning the special meeting. Please review this joint proxy statement/prospectus carefully.

THE WIDMER BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER CONTEMPLATED BY THE MERGER AGREEMENT IS IN THE BEST INTERESTS OF WIDMER AND ITS SHAREHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope as soon as possible. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/prospectus. Any shareholder of record present at the special meeting, including any adjournment or postponement of it, may revoke his or her proxy and vote personally. Executed proxies without specific voting instructions will be voted “FOR” approval of the merger agreement.

Please do not send any stock certificates at this time.

By Order of Widmer’s Board of Directors,

Robert P. Widmer
Secretary

Portland, Oregon
May 13, 2008

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Redhook from documents that Redhook has filed or may file in the future with the Securities and Exchange Commission. For your convenience, we are delivering to you with this joint proxy statement/prospectus a copy of Redhook’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2007. We are not including in or delivering with this joint proxy statement/prospectus any of the other documents incorporated by reference. For a listing of all of the documents incorporated by reference into this joint proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information” beginning on page 151.

The documents incorporated by reference into this joint proxy statement/prospectus are available on Redhook’s website (www.redhook.com). Redhook will also provide you copies of these documents without charge upon written or oral request. You may make a request for these documents by email to Investor.Relations@Redhook.com or by mail or telephone to:

Redhook Ale Brewery, Incorporated
14300 NE 145th Street, Suite 210
Woodinville, WA 98072
Attn.: Investor Relations
(425) 483-3232

All website addresses given in this joint proxy statement/prospectus are for information only and are not intended to be an active link or to incorporate any website information into this joint proxy statement/prospectus.

Please note that the copy of Redhook’s Annual Report on Form 10-K provided to you does not include exhibits, unless the exhibits are specifically incorporated by reference into that report or this joint proxy statement/prospectus.

In order to receive timely delivery of requested documents in advance of the annual meeting of Redhook shareholders and the special meeting of Widmer shareholders, you should make your request no later than June 17, 2008, which is five business days prior to the date of the shareholder meetings.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by Redhook (File No. 333-149908), constitutes a prospectus of Redhook under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Redhook common stock to be issued to Widmer shareholders as required by the merger agreement. It also constitutes a notice of meeting and a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to the annual meeting of Redhook shareholders, at which Redhook shareholders will be asked to consider and vote upon a proposal to approve the issuance of Redhook common stock pursuant to the merger agreement as well as to elect directors and ratify the appointment of auditors, and, with respect to the special meeting of Widmer shareholders, at which Widmer shareholders will be asked to consider and vote upon a proposal to approve the merger agreement.

i

REDHOOK ALE BREWERY, INCORPORATED

Form S-4

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger. Redhook and Widmer urge you to read carefully the entirety of this joint proxy statement/prospectus because the information in this section does not provide all the information that may be important to you. Additional information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus.

Q1:	What is the merger?

A1:	Redhook and Widmer have entered into an Agreement and Plan of Merger dated as of November 13, 2007, as amended, which we refer to as the merger agreement. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. The merger agreement contains the terms and conditions of the proposed business combination of Redhook and Widmer. Under the merger agreement, Widmer will merge with and into Redhook, which transaction we refer to as the merger.

Q2:	What will Widmer shareholders receive in the merger?

A2:	In connection with the merger, each holder of shares of common or preferred stock of Widmer will receive, in exchange for each share held, 2.1551 shares of Redhook common stock. Redhook shareholders will continue to own their existing shares of Redhook common stock. The shares of Redhook common stock that Widmer security holders will be entitled to receive pursuant to the merger are expected to represent approximately 50% of the outstanding shares of the combined company immediately following the consummation of the merger. This percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger.

Q3:	Why are the two companies proposing to merge?

A3:	Redhook and Widmer believe that the merger is a natural extension of a working relationship that has existed between the two companies since 2003 and that the combined company will have many advantages. For a discussion of Redhook’s and Widmer’s reasons for the merger, please see the section entitled “The Merger — Reasons for the Merger” in this joint proxy statement/prospectus beginning on page 36.

Q4:	Why am I receiving this joint proxy statement/prospectus?

A4:	You are receiving this joint proxy statement/prospectus because you have been identified as a shareholder of either Redhook or Widmer as of the applicable record date. Each holder of common stock of Redhook or Widmer as of the applicable record date is entitled to vote at such company’s shareholder meeting. Holders of preferred stock of Widmer are entitled to notice of its shareholder meeting but are not entitled to vote at the meeting. This document serves as a joint proxy statement for both Redhook and Widmer, as a solicitation of proxies for the shareholder meetings. This document also serves as a prospectus of Redhook offering shares of Redhook common stock in exchange for shares of Widmer common stock and preferred stock pursuant to the terms of the merger agreement. This joint proxy statement/prospectus contains important information about the merger and the shareholder meetings of Redhook and Widmer, and you should read it carefully.

Q5:	When do you expect the merger to be consummated?

A5:	Redhook and Widmer anticipate that the consummation of the merger will occur early in the third quarter of 2008, but cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” on page 54 of this joint proxy statement/prospectus.

Q6:	What do I need to do now?

A6:	In order to determine how the merger will affect you, Redhook and Widmer urge you to carefully read this joint proxy statement/prospectus, including its annexes, as well as Redhook’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which accompanies this joint proxy statement/

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prospectus, and the other documents filed by Redhook with the Securities and Exchange Commission under the Exchange Act that are incorporated by reference in this joint proxy statement/prospectus.

You may provide your proxy instructions by completing and signing the enclosed proxy and mailing it in the enclosed return envelope. If you are a Redhook shareholder, you may also submit your proxy by telephone in accordance with the instructions on the Redhook proxy card. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the annual meeting of Redhook shareholders or the special meeting of Widmer shareholders, as applicable. If you hold your shares in “street name” through a bank, broker or other nominee, you must instruct your bank, broker or other nominee as to how to vote your shares using the enclosed voting instruction card. Telephone and Internet voting may be available in accordance with the instructions on the voting instruction card.

Q7:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A7:	If you are a Redhook shareholder and you fail to return your proxy card or otherwise provide proxy instructions, your shares will not be counted for purposes of determining whether a quorum is present at the Redhook annual meeting, but otherwise this failure will have no effect on the vote on the proposal to approve the issuance of Redhook common stock pursuant to the merger agreement, which is based solely on the number of votes cast.

If you are a Widmer shareholder, the failure to return your proxy card will have the same effect as voting against the approval of the merger agreement, and your shares will not be counted for purposes of determining whether a quorum is present at the Widmer special meeting.

Q8:	May I vote in person?

A8:	If you are a shareholder of Redhook and your shares of Redhook common stock are registered directly in your name with Redhook’s transfer agent, you are considered to be the shareholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Redhook. If you are a Redhook shareholder of record, you may attend the annual meeting of Redhook shareholders to be held on June 24, 2008 and vote your shares in person. Even if you plan to attend the Redhook annual meeting in person, Redhook requests that you sign and return the enclosed proxy card to ensure that your shares will be represented at the Redhook annual meeting if you are unable to attend.

If your shares of Redhook common stock are held, not in your name, but rather in a brokerage or bank account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card by your bank, broker or other nominee. As the beneficial owner, you are also invited to attend the annual meeting of Redhook shareholders. Because a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Redhook annual meeting unless you obtain a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

If you are a shareholder of Widmer and your shares of Widmer common stock or preferred stock are registered directly in your name, you are considered to be the shareholder of record with respect to those shares and the proxy materials are being sent directly to you by Widmer. If you are a holder of record of Widmer common stock, you may attend the special meeting of Widmer shareholders to be held on June 26, 2008 and vote your shares in person. Even if you plan to attend the Widmer special meeting in person, Widmer requests that you sign and return the enclosed proxy card to ensure that your shares will be represented at the Widmer special meeting if you are unable to attend.

Q9:	If my Redhook shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A9:	Your broker will be able to vote your shares of Redhook common stock on the proposal to approve the issuance of Redhook common stock pursuant to the merger only if it receives instructions from you. To make sure that your vote on this proposal is counted, you should instruct your broker to vote your shares, following the procedure provided by your broker.

Q10:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A10:	Redhook shareholders of record may change their vote at any time before their proxy is voted at the Redhook annual meeting in one of three ways. First, a shareholder of record of Redhook can send a written notice to the Secretary of Redhook stating that the shareholder would like to revoke the earlier proxy. Second, a shareholder of record of Redhook can submit new proxy instructions on a new proxy card. Third, a shareholder of record of Redhook can attend the Redhook annual meeting and vote in person. Attendance alone will not revoke a proxy. If your shares of Redhook stock are held in “street name” and you have instructed a bank, broker or other nominee to vote your shares of Redhook common stock, you must follow directions received from your broker to change those instructions.

Holders of record of Widmer common stock may change their vote at any time before their proxy is voted at the Widmer special meeting by delivering to the Secretary of Widmer a signed notice of revocation or a later-dated signed proxy, or by attending the Widmer special meeting and voting in person. Attendance at the Widmer special meeting does not in itself constitute the revocation of a proxy.

Q11:	Should I send in my stock certificates now?

A11:	No. If you are a Widmer shareholder, after the merger is consummated, you will receive written instructions from the exchange agent for exchanging your certificates representing shares of Widmer capital stock for certificates representing shares of Redhook common stock. You will receive a cash payment for any fractional share.

Q12:	Who is paying for this proxy solicitation?

A12:	Redhook is paying the cost of soliciting proxies, including the printing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to shareholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Redhook common stock for the forwarding of solicitation materials to the beneficial owners of Redhook common stock. Redhook will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q13:	Who can help answer my questions?

A13:	If you are a Redhook shareholder and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Redhook Ale Brewery, Incorporated 14300 NE 145th Street, Suite 210 Woodinville, WA 98072-6950 Tel: (425) 483-3232 Attn: Investor Relations Investor.Relations@Redhook.com

If you are a Widmer shareholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Widmer Brothers Brewing Company 929 North Russell Street Portland, OR 97227 Tel: (503) 281-2437 Attn: Investor Relations

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, you should carefully read this joint proxy statement/prospectus, including its annexes, as well as Redhook’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended, which accompanies this joint proxy statement/prospectus, and the other documents filed by Redhook with the Securities and Exchange Commission under the Exchange Act that are incorporated by reference in this joint proxy statement/prospectus. For more information, please see the section entitled “Where You Can Find Additional Information” beginning on page 151 of this joint proxy statement/prospectus.

The Companies

Redhook Ale Brewery, Incorporated
14300 NE 145th Street, Suite 210
Woodinville, WA 98072-6950
(425) 483-3232

Redhook Ale Brewery, Incorporated has been an independent brewer of craft beers in the U.S. since its formation in 1981 and is considered to be one of the pioneers of the domestic craft brewing segment. Redhook produces its specialty bottled and draft products in two company-owned breweries, one in the Seattle suburb of Woodinville, Washington, and the other in Portsmouth, New Hampshire. By operating its own small-batch breweries, Redhook believes that it is better able to control the quantities, types and flavors of beer produced, while optimizing the quality and consistency of its products. Management believes that Redhook’s production capacity is of high quality and that Redhook is the only domestic craft brewer that owns and operates substantial production facilities in both the western region and eastern region of the U.S. Each brewery also operates a pub on the premises, promoting Redhook’s products, offering dining and entertainment facilities, and selling retail merchandise.

Redhook currently produces nine styles of beer, marketed under distinct brand names. Redhook’s flagship brand is Redhook ESB and its other principal products include Redhook Long Hammer IPA, Redhook Blonde Ale, Blackhook Porter, and its seasonal offerings Sunrye, Late Harvest Autumn, Winterhook and Copperhook Ales. Redhook also produces and sells Widmer Hefeweizen in the midwest and eastern U.S. under a licensing agreement with Widmer. In addition to its principal products, Redhook periodically develops and markets new products to test and measure consumer response to varying styles and flavors.

Since 1997, Redhook’s products have been distributed in the U.S. in 48 states. Prior to establishing a distribution relationship in 1994 with Anheuser-Busch, Incorporated, which we refer to as A-B, Redhook distributed its products through distributors in eight western states. In October 1994, Redhook entered into a distribution alliance with A-B, consisting of a national distribution agreement and an investment by A-B in Redhook. The distribution alliance gave Redhook access to A-B’s national distribution network to distribute its products while existing wholesalers continued to distribute Redhook’s products outside of the distribution alliance. Pursuant to an investment agreement, Busch Investment Corporation, an affiliate of A-B and which we also refer to as A-B, invested approximately $30 million to purchase Redhook convertible redeemable preferred stock and Redhook common stock, including shares issued concurrent with Redhook’s initial public offering.

In August 1995, Redhook completed the sale of Redhook common stock through an initial public offering in addition to the common shares purchased by A-B. The net proceeds of the offerings totaled approximately $46 million.

On July 1, 2004, Redhook completed a restructuring of its ongoing relationship with A-B by executing two new agreements: an exchange and recapitalization agreement and a distribution agreement. Pursuant to the exchange and recapitalization agreement, Redhook issued common stock to A-B in exchange for all of the preferred stock held by A-B. The terms of the 2004 distribution agreement with A-B provide for Redhook to continue to distribute its products in the midwest and eastern U.S. through A-B’s national distribution network by selling its product to A-B.

On July 1, 2004, Redhook also entered into definitive agreements with Widmer with respect to the operation of a joint venture, Craft Brands Alliance LLC, which we refer to as Craft Brands. Pursuant to these agreements, Redhook and Widmer manufacture and sell their product to Craft Brands at a price substantially below wholesale pricing levels; Craft Brands, in turn, advertises, markets and sells Redhook’s and Widmer’s products to wholesale outlets in the western U.S. through a distribution agreement between Craft Brands and A-B.

Widmer Brothers Brewing Company
929 North Russell Street
Portland, OR 97227
(503) 331-7224

Widmer Brothers Brewing Company, founded by Kurt and Robert Widmer in 1984, is one of the leading craft brewers in the United States. Widmer produces its specialty bottled and draft products in its company-owned brewery in Portland, Oregon. As of April 2008, Widmer had completed a significant portion of a $24.5 million expansion of this brewery. The project significantly increased fermentation capacity, and added warehouse, cold storage and shipping space. Widmer anticipates that the remaining aspects of the expansion project that do not directly affect production capacity will be completed by mid-June 2008.

Widmer produces six styles of beer, including Widmer Hefeweizen — America’s Original Hefeweizen®, its signature product. Other year-round offerings include Drop Top Amber Ale® and Broken Halo IPA®. In addition to its year-round product offerings, Widmer periodically introduces seasonal beers to the market — such as its Snowplow Milk Stout, its annual Oktoberfest offerings, and its “W” Brewmasters’ Release Series. Widmer also produces Longboard Island Lager, Fire Rock Pale Ale, Pipeline Porter, and Wailua Wheat under a licensing agreement with Kona Brewery LLC.

In 1997, Widmer entered into a distribution and equity alliance with A-B. Since the formation of this alliance, substantially all of Widmer’s sales volume has been sold through the A-B wholesaler network. From 1997 to June 2004, pursuant to the terms of the alliance, Widmer sold its products to A-B, which in turn sold the products to its wholesalers. As part of the original agreement, A-B invested $18.25 million in Widmer in exchange for preferred stock that was converted into common stock in 2004. As of February 29, 2008, A-B owned approximately 40.5% of Widmer’s outstanding common stock.

In 2003, Widmer entered into a licensing agreement authorizing Redhook to produce and sell Widmer Hefeweizen in the midwest and eastern U.S. Redhook sells Widmer Hefeweizen through A-B and distributes it through the A-B wholesaler network.

In 2004, Widmer entered into agreements with Redhook with respect to the formation and operation of Craft Brands. Craft Brands profits are generally split 58% to Widmer and 42% to Redhook.

In addition to Widmer’s investment in Craft Brands, Widmer also holds minority interests in Kona Brewery LLC and in Fulton Street Brewery, LLC, the producer of Goose Island malt beverage products. We may refer to Kona Brewery LLC as Kona and Fulton Street Brewery, LLC as FSB.

Summary of the Merger

If the merger is completed, Widmer will merge with and into Redhook. Widmer security holders will be entitled to receive approximately 8,361,529 shares of Redhook common stock pursuant to the merger, which will represent approximately 50% of the outstanding shares of the combined company immediately following the consummation of the merger. This percentage assumes that no security holder of Widmer exercises dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger. The number of shares that Widmer shareholders will receive in the merger will not be affected by changes in the market price of Redhook common stock. By virtue of the merger, Redhook will become liable for all debt of Widmer, which totaled approximately $22,400,000 as of December 31, 2007.

For a more complete description of the merger and the number of shares being issued to holders of Widmer’s securities in connection with the merger, please see the section entitled “The Merger — Merger Consideration” beginning on page 44 of this joint proxy statement/prospectus.

The closing of the merger will occur no later than three business days after the last of the conditions to the merger has been satisfied or waived, or at another time as Widmer and Redhook agree. It is anticipated that Craft Brands will be eliminated in connection with the merger. Redhook and Widmer anticipate that the consummation of the merger will occur early in the third quarter of 2008. However, because the merger is subject to a number of conditions, neither Redhook nor Widmer can predict exactly when the closing will occur or if it will occur at all.

Reasons for the Merger (see page 36)

The combined company resulting from the merger will be an independent brewer of craft beers in the U.S. Redhook and Widmer believe that the combined company will have the following potential advantages:

•	The combined company will be a natural extension of a working relationship that has existed between the two companies since 2003.

•	The merger will yield efficiencies, beyond those that have already been achieved by the existing relationship, in utilizing the two companies’ breweries and a national sales force, as well as by reducing duplicate functions.

•	The national sales force of the combined company will support further promotion of the products of Widmer’s partners, Kona Brewery LLC, which brews Kona malt beverage products, and Fulton Street Brewery, LLC, which brews Goose Island malt beverage products.

•	The combined company will have greater access to capital markets driven by increased size and expected growth rates.

Each of the boards of directors of Redhook and Widmer also considered other reasons for the merger, as described herein. For example, the board of directors of Redhook considered, among other things:

•	The higher market capitalization and anticipated greater average trading volume of the combined company should generally enhance the market’s perception of Redhook stock and possibly lead to additional coverage by analysts.

•	The merger could provide an opportunity to utilize Redhook’s tax net operating loss carryforwards.

•	The merger will reduce the risk that the Redhook breweries will have excess brewing capacity.

In addition, the Widmer board of directors approved the merger based on a number of factors, including the following:

•	The merger will facilitate implementation of the national sales strategy, giving the combined organization the resources to address expanded market opportunities with the prospect for achieving associated revenue growth.

•	Widmer brands will have access to expanded brewing capacity through Redhook’s production facilities, which will eliminate the need for cumbersome contract brewing arrangements between Widmer and Redhook.

•	Widmer brands will have access to Redhook’s sales force in the midwest and eastern U.S., which will offer an avenue to achieving national brand status more quickly.

•	The receipt by Widmer shareholders of shares in a publicly traded company in exchange for their Widmer shares will offer the potential for liquidity not available to shareholders in a privately held company.

•	The merger transaction implicitly treats the two companies as approximately equal in value.

•	Widmer’s shareholders will have the opportunity to participate in any future growth and appreciation in market value of the combined company.

•	Several members of current management at Widmer and Craft Brands will have significant roles in management of the combined organization.

Opinion of Redhook’s Financial Advisor (see page 39)

In connection with the merger, Redhook’s board of directors received a written opinion from Houlihan Smith & Company, Inc., which we refer to as Houlihan Smith, as to the fairness, from a financial point of view and as of the date of such opinion, to the shareholders of Redhook of the aggregate consideration to be paid by Redhook in the merger and the other terms of the merger. The full text of Houlihan Smith’s written opinion, dated November 13, 2007, is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Houlihan Smith’s opinion was provided to Redhook’s board of directors in its evaluation of the aggregate merger consideration from a financial point of view to shareholders of Redhook and does not constitute a recommendation to any shareholder as to how to vote or act with respect to the merger. Houlihan Smith’s opinion does not address the fairness of the merger to Widmer shareholders.

Widmer Valuation Report (see page 43)

In connection with its written opinion, Houlihan Smith reviewed a written valuation report of Widmer prepared for Redhook by Corporate Advisory Associates, Incorporated. The full text of this valuation report dated May 4, 2007 is attached to this joint proxy statement/prospectus as Annex C.

Overview of the Merger Agreement

Merger Consideration (see page 53)

In connection with the merger, each holder of shares of common or preferred stock of Widmer will receive, in exchange for each share held, 2.1551 shares of Redhook common stock. Redhook shareholders will continue to own their existing shares of Redhook common stock. For a more complete description of what holders of Widmer’s securities will be entitled to receive in the merger, please see the section entitled “The Merger Agreement — Merger Consideration” beginning on page 53 of this joint proxy statement/prospectus.

Conditions to Completion of the Merger (see page 54)

To consummate the merger, Redhook shareholders must approve the issuance of Redhook common stock, which requires the affirmative vote of the holders of a majority of the shares of Redhook common stock present in person or represented by proxy at the Redhook annual meeting. Widmer shareholders must approve the merger agreement, which requires the affirmative vote of the holders of a majority of the shares of Widmer common stock outstanding on the record date and entitled to vote at the Widmer special meeting. Holders of Widmer preferred stock are not entitled to vote on approval of the merger agreement. In addition, Redhook must receive A-B’s consent to the merger, and A-B must waive termination rights under certain distribution and other agreements between A-B and each of Redhook and Widmer that will be triggered by consummation of the merger.

In addition to obtaining shareholder approval and appropriate regulatory approvals, as described in “— Regulatory Approvals” below, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, please see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 54, and “Agreements Related to the Merger — Agreements with Anheuser-Busch” beginning on page 64, of this joint proxy statement/prospectus.

Termination of the Merger Agreement (see page 60)

Either Redhook or Widmer can terminate the merger agreement under certain specified circumstances, which would prevent the merger from being consummated.

Lock-up Agreements (see page 62)

As a condition to the closing of the merger, certain shareholders of Widmer must execute lock-up agreements pursuant to which these holders will generally agree that, from the closing date of the merger to the first anniversary of the closing, they will not directly or indirectly sell or otherwise transfer any shares of Redhook common stock then held or thereafter acquired without the consent of the board of directors of Redhook. The shares of Redhook common stock that these holders will be entitled to receive pursuant to the merger are expected to represent approximately 46.8% of the total number of shares of Redhook common stock issued pursuant to the merger. This percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger.

Business Plan for the Combined Company

The following summarizes the business plan that Redhook and Widmer currently envision for the combined company. The combined company will review this plan periodically with a view to anticipating and adapting to changing economic and market conditions.

It is anticipated that the combined company will market a portfolio of brands consisting of Redhook branded products, Widmer branded products, and Kona branded products through a licensing agreement with Kona Brewery LLC. This product portfolio will be strategically positioned to pursue volume and revenue growth opportunities in key U.S. geographic regions.

Redhook and Widmer believe that the combined company will offer a portfolio of brands that will appeal to a wide range of tastes. The portfolio will be selectively marketed on a regional basis to capitalize on local taste preferences, taking into account the competition, product maturity and growth potential.

The combined company may expand its product portfolio to address shifts in consumer preferences and to target other opportunities for volume and revenue growth. These new products may be extensions of the Widmer or Redhook brand families, or they may be in the form of new brand development.

The combined company will produce its products in its three breweries in Portland, Oregon, Portsmouth, New Hampshire and Woodinville, Washington. The combined company will explore opportunities to produce different products within the portfolio at different locations where appropriately licensed. It is anticipated that savings in freight and efficiencies in production will be attainable due to different production configurations between the plants. While the breweries will likely produce a combination of different brands, each brewery will retain its current brand designation.

Management Following the Merger (see page 108)

The combined company’s board of directors will consist of a total of two current Redhook independent directors (as defined by Nasdaq Marketplace Rule 4200(a)(15)), two directors designated by A-B and three directors designated by Widmer. The Widmer designees who will join the combined company’s board of directors are: Kurt Widmer, who will serve as Chairman of the Board, Timothy Boyle, and Kevin Kelly. The other four Redhook directors will be David Lord and John Rogers, Jr. and A-B designated directors, Andrew Goeler and Anthony Short. Messrs. Lord, Rogers and Short currently serve as Redhook directors. Mr. Goeler has been designated by A-B to replace John Glick, who currently serves as one of the A-B designated Redhook directors. Paul Shipman, Redhook’s Chairman of the Board and Chief Executive Officer, will cease to be a director but will serve as Chairman Emeritus for a period of approximately one year. Frank Clement, John Glick and Michael Loughran, who currently serve as Redhook directors, also will not continue as directors following the merger.

The following individuals will serve in the following capacities as executive officers of Redhook following the merger:

Co-Chief Executive Officer	Terry E. Michaelson
Co-Chief Executive Officer	David J. Mickelson
Chief Financial Officer and Treasurer	Jay T. Caldwell
Chief Accounting Officer	Mark D. Moreland
Vice President, Sales	Martin J. Wall, IV
Vice President, Marketing	Timothy G. McFall
Vice President, Brewing Operations and Technology	V. Sebastian Pastore

Each of these individuals, other than Mr. Caldwell, is expected to enter into an employment agreement with Redhook as a condition to the closing of the merger.

Interests of Redhook’s Directors and Executive Officers in the Merger (see page 46)

In considering the recommendation of the Redhook board of directors with respect to issuing shares of Redhook common stock pursuant to the merger agreement, Redhook shareholders should be aware that certain members of the board of directors and executive officers of Redhook have interests in the merger that may be different from, or in addition to, interests they may have as Redhook shareholders. For example, John Glick and Anthony Short, who serve on Redhook’s board of directors as designees of A-B, also serve as directors of Widmer. Mr. Short will serve as a director of the combined company following the merger. As of February 29, 2008, A-B held of record 2,761,713 shares of Redhook common stock, which represented approximately 33.1% of the total number of shares of Redhook common stock outstanding on that date. In addition, A-B held on that date 1,534,655 shares of Widmer common stock, which comprised approximately 40.5% of the total number of shares of Widmer common stock outstanding on that date. If the merger is consummated, A-B will be entitled to receive 3,307,334 shares of Redhook common stock in exchange for its Widmer shares. When combined with existing shares of Redhook common stock held by A-B, A-B’s aggregate holdings of Redhook common stock will total 6,069,047 shares, or approximately 36.3% of the total number of shares of Redhook common stock outstanding following the merger. This percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger. During the course of the merger discussions between Redhook and Widmer, A-B representatives communicated to Redhook management that A-B concurred that a business combination between the two companies could be beneficial to the shareholders of Redhook. In addition, at the request of Redhook, Messrs. Glick and Short, who also were serving as designees of A-B on the board of Widmer, acted as facilitators to help advance discussions regarding the parameters of integrating the business operations and management of the two companies, both of whose products were distributed by A-B. David West, a representative of A-B, also participated in a portion of these discussions. However, neither Mr. Glick, Mr. Short or Mr. West nor any other representative of A-B participated in negotiations regarding the economic or other terms of the merger. In addition, Messrs. Glick and Short each abstained during Redhook board meetings from voting and deliberations concerning the merger.

In addition, as of February 29, 2008, directors and executive officers of Redhook beneficially owned in the aggregate 12.2% of the outstanding shares of Redhook common stock.

If the merger is consummated, Paul Shipman, Redhook’s Chairman of the Board and Chief Executive Officer, will cease to be a director but will serve as Chairman Emeritus and provide services as a consultant to Redhook’s board of directors for a term of approximately one year. Upon expiration of that term, Mr. Shipman will receive certain severance benefits from Redhook.

It is anticipated that, following the closing of the merger, the combined company’s accounting and information systems functions will be located in Portland, Oregon and a new Chief Financial Officer will be appointed. In anticipation of this transition, Redhook has entered into a letter of agreement with Jay T. Caldwell, its current Chief Financial Officer and Treasurer, under which he will be paid a base salary of $15,000 per month, which will increase to $20,000 if his services are required after June 30, 2008. Redhook subsequently notified Mr. Caldwell that it expects to require his services until August 15, 2008. Under the agreement, Mr. Caldwell is also eligible for a specified bonus and is entitled to one year of severance, based on a salary of $15,000 per month, and certain other benefits if his employment is terminated by Redhook without cause.

One of the conditions to closing under the merger agreement is that Redhook enter into employment agreements with certain of the other individuals who will serve as executive officers of the combined company following the merger. Redhook anticipates entering into an agreement with David Mickelson that will provide for at-will employment at a fixed base salary and with a specified bonus opportunity and severance entitlement.

In February 2008, two individuals resigned as executive officers of Redhook. However, each has agreed to remain as a non-executive employee of Redhook for a period of time. At the end of the respective period for each individual, he will receive severance equal to a specified number of months of his base salary, together with certain other benefits, provided that he executes a release and agrees not to compete with the combined company for a period of one year thereafter.

The interests of Redhook’s directors and executive officers are discussed in greater detail in the section entitled “The Merger — Interests of Redhook’s Directors and Executive Officers in the Merger” beginning on page 46 in this joint proxy statement/prospectus.

Interests of Widmer’s Directors and Executive Officers in the Merger (see page 47)

John Glick, Andrew Goeler and Anthony Short serve on Widmer’s board of directors as designees of A-B. Messrs. Glick and Short also serve as directors of Redhook. Messrs. Goeler and Short will serve as directors of the combined company following the merger. A-B is a significant shareholder of Widmer and of Redhook, as discussed above in greater detail in the section entitled “Summary — Interests of Redhook’s Directors and Executive Officers in the Merger.”

During the course of the merger discussions between Redhook and Widmer, A-B representatives communicated to Widmer management that A-B concurred that a business combination between the two companies could be beneficial to the shareholders of Widmer. In addition, Messrs. Glick and Short, who also were serving as designees of A-B on the board of Redhook, acted as facilitators to help advance discussions regarding the parameters of integrating the business operations and management of the two companies, both of whose products were distributed by A-B. David West, a representative of A-B, also participated in a portion of these discussions. However, neither Mr. Glick, Mr. Goeler, Mr. Short or Mr. West nor any other representative of A-B participated in negotiations regarding the economic or other terms of the merger. In addition, Messrs. Glick, Goeler and Short each abstained during Widmer board meetings from voting and deliberations concerning the merger.

Terry Michaelson, who is currently the President of Craft Brands and will be Co-Chief Executive Officer of the combined company, is a party to agreements under which he will receive certain compensation if the merger is completed. Under a stock transfer agreement, Kurt and Robert Widmer have agreed to transfer to Mr. Michaelson before the closing of the merger a total of 13,600 of their shares of Widmer common stock. In addition, pursuant to a second amended and restated consulting agreement as of January 31, 2008, Widmer has agreed that immediately prior to completion of the merger it will pay Mr. Michaelson $288,000 in cash and issue to him 8,120 shares of Widmer common stock. For a period of one year following the merger, Mr. Michaelson will be prohibited from selling or otherwise transferring the shares of Redhook common stock he receives in the merger in exchange for these 8,120 shares of Widmer common stock.

As of February 29, 2008, directors and executive officers of Widmer beneficially owned a total of 43.4% of the outstanding shares of Widmer common stock. Also of that date, A-B beneficially owned 40.5% and the sister of Kurt and Robert Widmer beneficially owned 5.9% of the outstanding shares of Widmer common stock. Beneficial ownership percentages include Widmer common stock that will be transferred and issued to Terry Michaelson prior to the closing of the merger, as described above.

One of the conditions to closing under the merger agreement is that Redhook enter into employment agreements with certain employees of Widmer and Craft Brands who will serve as employees of the combined company following the merger. Redhook anticipates entering into agreements with Kurt Widmer, Robert Widmer, Terry Michaelson, Timothy McFall, Sebastian Pastore and Martin Wall that, effective as of the closing of the merger, will provide for employment of each of these individuals at specified base salaries and with specified bonus opportunities and severance entitlements. The agreements with Kurt Widmer and Robert Widmer will have a term of approximately two years, and the agreements with the other individuals will provide for at-will employment.

The interests of Widmer’s directors and executive officers are discussed in greater detail in the section entitled “The Merger — Interests of Widmer’s Directors and Executive Officers in the Merger” beginning on page 47 in this joint proxy statement/prospectus.

Material United States Federal Income Tax Consequences of the Merger (see page 48)

Each of Widmer and Redhook expects the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Assuming the merger’s qualification as a reorganization, Widmer shareholders generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Widmer common stock and preferred stock for shares of Redhook common stock, except with respect to cash received in lieu of fractional shares of Redhook common stock and except for Widmer shareholders who exercise their dissenters’ rights with respect to the merger. Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Accounting Treatment

The merger of Widmer with and into Redhook will be accounted for under the purchase method of accounting, which means the assets and liabilities of Widmer will be recorded, upon completion of the merger, at their respective fair values and added to those of Redhook.

Risk Factors (see page 19)

Both Redhook and Widmer are subject to various risks associated with their businesses and their industry. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective shareholders, including the following risks:

•	Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the proposed transaction.

•	If the conditions to the merger are not met or waived, the merger will not occur.

•	Some of Redhook’s and Widmer’s officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests.

•	The number of shares of Redhook common stock to be received by Widmer shareholders in connection with the merger is not adjustable based on the market price of Redhook common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.

•	Failure to complete the merger could harm Redhook’s or Widmer’s stock value and future business and financial results.

•	The market price of the combined company’s common stock may decline as a result of the merger.

•	Redhook and Widmer shareholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

•	Because the lack of a public market for the Widmer shares makes it difficult to evaluate the fairness of the transaction, the consideration to be paid by Redhook in the merger may significantly exceed the fair market value of the Widmer shares.

•	The combined company will be dependent upon the continuing relationship with A-B.

•	The terms of the amended distribution agreement with A-B may not be favorable to the combined company.

•	Redhook’s agreements with A-B contain limitations on Redhook’s ability to engage in or reject certain transactions, including acquisitions and changes of control.

•	A-B will have significant control and influence over the combined company.

•	The combined company may be unable to successfully integrate its operations and realize all of the anticipated benefits of the merger.

•	The combined company will be dependent upon accounting, finance and information technology staff that may not possess experience in a publicly traded corporate environment and may be unfamiliar with the reporting and compliance requirements of a publicly traded company in general or of Redhook specifically.

•	Management of the combined company intends to utilize financial, accounting and reporting systems that have not previously been used to support public company reporting requirements and have not yet been reviewed or tested to insure compliance with Sarbanes-Oxley Section 404 requirements.

•	If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements could be impaired, which could adversely affect its operating results, its ability to operate its business and investors’ views of the combined company.

•	Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect reported results of operations.

•	The integration of Widmer and Redhook may result in significant expenses and accounting charges that adversely affect the combined company’s operating results.

•	The combined company will be capitalized partially with long-term debt, which will be a use of its cash flow.

•	The combined company will be dependent upon the services of its key personnel.

•	The combined company will be dependent on distributors for the sale of its products.

•	Increased competition could adversely affect sales and results of operations.

•	Future price promotions to generate demand for Redhook and Widmer products may be unsuccessful.

•	Due to the concentration of sales in the Pacific Northwest and California, the results of operations and financial condition of the combined company may be subject to fluctuations in regional economic conditions.

•	The craft beer business is seasonal in nature, and the combined company is likely to experience fluctuations in results of operations and financial condition.

•	The gross margins of the combined company may fluctuate while expenses remain constant.

•	Operating breweries at production levels substantially below their current and maximum designed capacities could negatively impact overall profit margins.

•	Changes in consumer preferences or public attitudes about the combined company’s products could reduce demand.

•	The combined company will be subject to governmental regulations affecting its breweries and pubs; the costs of complying with governmental regulations, or the combined company’s failure to comply with such regulations, could affect its financial condition and results of operations.

•	An increase in excise taxes could adversely affect the combined company’s financial condition and results of operations.

•	Changes in state laws regarding distribution arrangements may adversely impact operations of the combined company.

•	The combined company may experience material losses in excess of insurance coverage.

•	Loss of income tax benefits could negatively impact results of operations.

•	The combined company may experience a shortage in kegs necessary to distribute draft beer.

•	The combined company’s key raw materials may become significantly more costly and adequate supplies may be difficult to secure.

•	The combined company will be subject to the risks of litigation.

•	The combined company’s stock price may be volatile following the merger.

•	The expiration of lock-up agreements entered into with certain Widmer shareholders in connection with the merger could cause the market price of the combined company’s common stock to decline.

•	The combined company does not anticipate paying cash dividends in the foreseeable future and accordingly, shareholders must rely on stock appreciation for any return on their investment in the combined company.

•	The combined company may require additional capital in the future to finance construction or expansion of production facilities, and financing may not be available on acceptable terms, if at all.

These risks are discussed in greater detail under the section entitled “Risk Factors” beginning on page 19 of this joint proxy statement/prospectus. Redhook and Widmer both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 48)

Redhook and Widmer have each agreed to use commercially reasonable efforts in order to obtain all regulatory approvals required in order to consummate the merger. These approvals include consents and authorizations relating to the regulation of alcoholic beverages that must be obtained from various federal and state agencies. Although neither Redhook nor Widmer expects regulatory authorities to raise any significant objections in connection with their review of the merger, neither Redhook nor Widmer can assure you that they will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger.

In the United States, Redhook must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq Stock Market in connection with the issuance of shares of Redhook common stock and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective. For more information about approvals or clearances from regulatory authorities that are required in order to consummate the merger, see the section entitled “The Merger — Regulatory Approvals Required for the Merger” beginning on page 48 of this joint proxy statement/prospectus.

Dissenters’ Rights (see page 51)

Under Oregon law, holders of Widmer common stock are entitled to dissenters’ rights in connection with the merger. Holders of Redhook common stock and holders of Widmer preferred stock are not entitled to dissenters’ rights in connection with the merger. For more information about dissenters’ rights, see the provisions of Section 60.551 to Section 60.594 of the Oregon Business Corporation Act, which we refer to as the OBCA, attached to this joint proxy statement/prospectus as Annex D, and the section entitled “The Merger — Dissenters’ Rights” beginning on page 51 of this joint proxy statement/prospectus.

Comparison of Shareholder Rights (see page 140)

Widmer is an Oregon corporation, and the rights of its shareholders are currently governed by the OBCA. If the merger is completed, Widmer shareholders will become shareholders of Redhook, and their rights will then be governed by the Washington Business Corporation Act, which we refer to as the WBCA, and by the articles of incorporation and bylaws of Redhook. The rights of Redhook shareholders under the WBCA and Redhook’s articles of incorporation and bylaws differ from the rights of Widmer shareholders under the OBCA and Widmer’s articles of incorporation and bylaws, as more fully described under the section entitled “Comparison of Rights of Holders of Redhook Stock and Widmer Stock” beginning on page 140 of this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA

Selected Historical Financial Data of Redhook

The following selected statement of operations and balance sheet data of Redhook for and as of the end of each of the fiscal years in the five-year period ended December 31, 2007 have been derived from the audited financial statements of Redhook. The operating data have been derived from unaudited information maintained by Redhook.

This information is only a summary and should be read in conjunction with the audited financial statements of Redhook and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Redhook’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission and as accompanying this joint proxy statement/prospectus.

	Year Ended December 31,
	2007	2006	2005	2004	2003

Statement of Operations Data (in thousands, except earnings (loss) per share):
Net sales	$41,470	$35,714	$31,099	$33,372	$38,715
Income (loss) from continuing operations	(1,330)	603	(837)	(850)	(1,676)
Net income (loss)	(939)	516	(1,200)	(1,255)	(1,839)
Basic earnings (loss) per share	$(0.11)	$0.06	$(0.15)	$(0.18)	$(0.30)
Diluted earnings (loss) per share	$(0.11)	$0.06	$(0.15)	$(0.18)	$(0.30)
EBITDA	$2,050	$3,987	$2,227	$2,210	$1,407

Operating Data (in barrels):
Beer shipped(1)	316,900	271,600	225,300	216,400	228,800

Balance Sheet Data (in thousands, except book value per common share):
Cash and cash equivalents	$5,527	$9,435	$6,436	$5,590	$6,123
Working capital	5,714	8,310	5,232	3,661	4,511
Total assets	71,390	73,841	72,578	74,128	77,131
Long-term debt(2)	47	4,786	5,211	5,625	6,075
Convertible redeemable preferred stock	—	—	—	—	16,233
Common stockholders’ equity	$60,080	$60,692	$60,027	$61,161	$47,916

Common shares outstanding	8,354	8,281	8,223	8,188	6,226

Dividends per common share	$—	$—	$—	$—	$—
Book value per common share(3)	$7.19	$7.33	$7.30	$7.47	$7.70

(1)	Includes, but is not limited to, shipments of beer to Craft Brands and beer brewed and shipped under a contract brewing arrangement for Widmer. The consolidated operating data of Widmer on page 14 also includes these shipments. These shipments are eliminated in the combined condensed operating data on page 16.

(2)	Includes bank debt and capital lease obligations.

(3)	Book value per common share is computed by dividing common stockholders’ equity by the total number of shares of common outstanding at the end of the period.

Non-GAAP Financial Measures

Calculation of EBITDA

Redhook presents EBITDA, a financial measure that is not defined by accounting principles generally accepted in the United States, which we refer to as GAAP, because this information is relevant to Redhook’s business. Redhook defines EBITDA as net income before: income taxes; interest expense; and depreciation and amortization.

Redhook’s management uses EBITDA as an important financial measure to assess the ability of Redhook’s assets to generate cash sufficient to pay interest on its indebtedness, meet capital expenditure and working capital requirements, and otherwise meet its obligations as they become due. Redhook’s management believes that the presentation of EBITDA included in this joint proxy statement/prospectus provides useful information regarding Redhook’s results of operations because it assists in analyzing and benchmarking the performance and value of Redhook’s business.

Although Redhook uses EBITDA as a financial measure to assess the performance of its business, there are material limitations to using a measure such as EBITDA, including the difficulty associated with using it as the sole measure to compare the results of one company to another and the inability to analyze significant items that directly affect a company’s net income or operating income because EBITDA does not include certain material costs, such as interest and taxes, necessary to operate its business. In addition, Redhook’s calculation of EBITDA may not be consistent with similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA to net income, its most directly comparable US GAAP financial measure, on a historical basis, for the periods presented:

Reconciliation of Unaudited EBITDA to Net Income (Loss)

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)

Net income (loss)	$(939)	$516	$(1,200)	$(1,255)	$(1,839)
Income tax provision (benefit)	(176)	125	218	331	30
Interest expense	302	346	271	190	191
Depreciation and amortization	2,863	3,000	2,938	2,944	3,025

EBITDA	$2,050	$3,987	$2,227	$2,210	$1,407

Selected Historical Consolidated Financial Data of Widmer

Since July 2004, Widmer and Redhook have been members of Craft Brands, the joint venture formed to advertise, market and sell both companies’ products to wholesale outlets in the western U.S. Profits of Craft Brands are generally shared between Widmer and Redhook based on the cash flow percentages of 58% and 42%, respectively. Widmer has assessed its investment in Craft Brands pursuant to the provisions of Financial Accounting Standards Board, which we refer to as FASB, Interpretation No. 46 Revised, Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51, which we refer to as FIN 46R, and concluded that its investment in Craft Brands meets the definition of a variable interest entity and that it is the primary beneficiary. In accordance with FIN 46R, Widmer has consolidated the financial statements of Craft Brands with its financial statements. Significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

The following selected consolidated statement of operations and balance sheet data of Widmer for and as of the end of each of the fiscal years in the five-year period ended December 31, 2007 have been derived from the audited consolidated financial statements of Widmer. Certain reclassifications have been made to net sales and income from continuing operations for the years ended December 31, 2004 and 2003 to conform to the presentation for the years ended December 31, 2007, 2006 and 2005. The effects of the reclassifications did not affect net income. The operating data have been derived from unaudited information maintained by Widmer.

This information is only a summary and should be read in conjunction with the audited and unaudited consolidated financial statements of Widmer and the notes thereto and the “Widmer Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this joint proxy statement/prospectus.

	Year Ended December 31,
	2007	2006	2005	2004	2003
		Restated	Restated

Statement of Operations Data (in thousands, except earnings per share):
Net sales	$75,227	$60,375	$51,824	$41,811	$26,432
Income from continuing operations	3,619	6,684	7,900	5,517	2,236
Net income	1	2,900	3,463	1,912	855
Basic earnings per share	$0.00	$0.75	$0.89	$0.49	$0.23
Diluted earnings per share	$0.00	$0.75	$0.89	$0.49	$0.22
EBITDA	$3,268	$6,254	$7,271	$5,576	$3,880

Operating Data (in barrels):
Beer shipped(1)	439,900	408,400	364,400	377,200	181,700

Balance Sheet Data (in thousands, except book value per common share):
Cash and cash equivalents	$1,421	$300	$1,947	$2,236	$910
Working capital (deficit)	509	1,056	(38)	(717)	(289)
Total assets	64,794	46,552	37,126	35,835	33,482
Long-term debt(2)	22,395	7,597	3,417	7,455	8,532
Redeemable preferred stock	150	150	150	—	18,250
Common stockholders’ equity	$23,989	$23,988	$21,118	$17,686	$(571)

Common share equivalents outstanding	3,872	3,872	3,872	3,872	3,687

Dividends per common & preferred share	$—	$—	$0.03	$—	$—
Book value per common share(3)	$6.20	$6.20	$5.45	$4.57	$(0.15)

(1)	Includes, but is not limited to, shipments of Redhook beer to Craft Brands and beer brewed and shipped under a contract brewing arrangement by Redhook. The operating data of Redhook on page 12 also includes these shipments. These shipments are eliminated in the combined condensed operating data on page 16.

(2)	Includes notes payable and capital lease obligations.

(3)	Book value per common share is computed by dividing common stockholders’ equity by the total number of common share equivalents outstanding at the end of the period.

Non-GAAP Financial Measures

Calculation of EBITDA

Widmer presents EBITDA, a financial measure that is not defined by GAAP, because this information is relevant Widmer’s business. Widmer defines EBITDA as net income before: income taxes; interest expense; and depreciation and amortization.

Widmer’s management uses EBITDA as an important financial measure to assess the ability of Widmer’s assets to generate cash sufficient to pay interest on its indebtedness, meet capital expenditure and working capital requirements, and otherwise meet its obligations as they become due. Widmer’s management believes that the presentation of EBITDA included in this joint proxy statement/prospectus provides useful information regarding Widmer’s results of operations because it assists in analyzing and benchmarking the performance and value of Widmer’s business.

Although Widmer uses EBITDA as a financial measure to assess the performance of its business, there are material limitations to using a measure such as EBITDA, including the difficulty associated with using it as the sole measure to compare the results of one company to another and the inability to analyze significant items that directly affect a company’s net income or operating income because EBITDA does not include certain material costs, such as interest and taxes, necessary to operate its business. In addition, Widmer’s calculation of EBITDA may not be consistent with similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA to net income, its most directly comparable US GAAP financial measure, on a historical basis, for the periods presented:

Reconciliation of Unaudited EBITDA to Net Income

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)

Net income	$1	$2,900	$3,463	$1,912	$855
Income tax provision	383	1,268	1,599	1,412	689
Interest expense	707	178	433	553	669
Depreciation and amortization	2,177	1,909	1,776	1,701	1,668

EBITDA	$3,268	$6,254	$7,271	$5,576	$3,880

SELECTED UNAUDITED PRO FORMA
COMBINED CONDENSED FINANCIAL DATA

The merger of Widmer with and into Redhook will be accounted for under the purchase method of accounting, which means the assets and liabilities of Widmer will be recorded, upon completion of the merger, at their respective fair values and added to those of Redhook.

The following selected unaudited pro forma combined condensed financial data have been derived from and should be read in conjunction with the unaudited pro forma combined condensed financial statements and related notes on page 133 through page 139 of this joint proxy statement/prospectus.

This information is based on the historical balance sheets and related historical statements of operations of Redhook and Widmer. The unaudited pro forma combined condensed statement of operations data for the year ended December 31, 2007 give effect to the merger as if it occurred on January 1, 2007. The unaudited pro forma combined balance sheet data with respect to that year were computed as if the merger had been completed on December 31, 2007.

The selected unaudited pro forma combined condensed financial data are based on the estimates and assumptions set forth in the notes to the unaudited pro forma combined condensed financial statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The selected unaudited pro forma combined condensed financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods.

Year Ended
December 31,
2007

Statement of Operations Data (in thousands, except earnings per share):
Net sales	$100,513
Income from continuing operations	(1,536)
Net income (loss)	(1,572)
Basic earnings (loss) per share	$(0.09)
Diluted earnings (loss) per share	$(0.09)

Operating Data (in barrels):
Beer shipped	552,500

As of
December 31,
2007

Balance Sheet Data (in thousands, except book value per common share):
Cash and cash equivalents	$7,027
Working capital	6,069
Total assets	170,644
Common stockholders’ equity	$112,757

Common shares outstanding	16,716

Book value per common share(1)	$6.75

(1)	Book value per common share is computed by dividing common stockholders’ equity by the total number of common shares outstanding at the end of the period.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table summarizes unaudited per share information for Redhook and Widmer on a historical basis, a pro forma combined basis for Redhook, giving effect to the pro forma effects of the merger, and an equivalent pro forma combined basis for Widmer.

It has been assumed for purposes of the pro forma financial information as of and for the year ended December 31, 2007 provided below that the merger was completed on January 1, 2007, for income statement purposes, and on December 31, 2007, for balance sheet purposes.

The following information should be read in conjunction with the audited financial statements of Redhook and Widmer as of and for the fiscal year ended December 31, 2007, which are included or incorporated by reference into this joint proxy statement/prospectus, and the unaudited pro forma combined condensed financial statements as of and for the fiscal year ended December 31, 2007, beginning on page 133. The pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the income per share and book value per share that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

The historical book value per share is computed by dividing total shareholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income from operations by the pro forma weighted-average number of shares outstanding over the period. The pro forma combined book value per share is computed by dividing total pro forma shareholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. Widmer equivalent pro forma combined per share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 2.1551, the number of shares of Redhook common stock that would be exchanged for each share of Widmer common and preferred stock in the merger.

As of and for
the Year Ended
December 31, 2007

Redhook — Historical
Basic earnings (loss) per share	$(0.11)
Diluted earnings (loss) per share	$(0.11)
Book value per common share	$7.19

Widmer — Historical
Basic earnings (loss) per share	$0.00
Diluted earnings (loss) per share	$0.00
Book value per common share	$6.20

Unaudited Pro Forma Combined
Basic earnings (loss) per share	$(0.09)
Diluted earnings (loss) per share	$(0.09)
Book value per common share	$6.75

Unaudited Pro Forma Combined Widmer Equivalents
Basic earnings (loss) per share	$(0.04)
Diluted earnings (loss) per share	$(0.04)
Book value per common share	$3.13

MARKET PRICE AND DIVIDEND INFORMATION

Redhook common stock is listed on the Nasdaq Stock Market under the symbol “HOOK.” The following table presents, for the periods indicated, the range of high and low per share sales prices for Redhook common stock as reported on the Nasdaq Stock Market. Widmer is a private company and its common stock and preferred stock are not publicly traded.

Redhook Common Stock

	High	Low

2008
First quarter	$6.63	$4.00
Second quarter (April 1, 2008 through May 9, 2008)	$4.85	$3.85
2007
First quarter	$7.80	$5.00
Second quarter	$8.08	$6.17
Third quarter	$8.21	$5.68
Fourth quarter	$7.11	$5.84
2006
First quarter	$3.74	$3.10
Second quarter	$4.00	$3.43
Third quarter	$4.18	$3.31
Fourth quarter	$5.31	$3.76
2005
First quarter	$4.20	$3.05
Second quarter	$3.75	$2.86
Third quarter	$3.34	$2.75
Fourth quarter	$3.42	$2.90

The high and low sale prices for Redhook common stock on November 12, 2007, the day prior to the first public announcement of Redhook’s entry into the merger agreement, were $6.19 and $6.03, respectively. The high and low sale prices for Redhook common stock on May 12, 2008 were $3.99 and $3.89, respectively.

Because the market price of Redhook common stock is subject to fluctuation, the market value of the shares of Redhook common stock that Widmer security holders will be entitled to receive in the merger may increase or decrease.

As of February 29, 2008, Redhook had approximately 673 holders of record of its common stock. As of February 29, 2008, Widmer had approximately 30 holders of record of its common stock and one holder of record of its preferred stock. For detailed information regarding the beneficial ownership of certain shareholders of the combined company upon consummation of the merger, see the section entitled “Principal Shareholders of the Combined Company” beginning on page 149 of this joint proxy statement/prospectus.

Dividends

Redhook has not declared or paid any cash dividends since 1994. Other than in 2005, when Widmer declared and paid a total of $100,000 in dividends pro rata to all holders of common and preferred stock, Widmer has not declared or paid any cash dividends. If the merger is not consummated, the board of directors of each of Redhook and Widmer presently intends to continue a policy of retaining all earnings to finance the expansion of its business. Following the merger, it is expected that the board of directors of the combined company will continue the policy of not paying cash dividends in order to retain any earnings for the operation and expansion of its business. The payment of dividends, if any, in the future will be at the discretion of the combined company’s board of directors and will depend upon, among other things, its financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as such board of directors deems relevant.

RISK FACTORS

In addition to the other information included in or incorporated by reference in this joint proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares.

Risks Related to the Merger

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the proposed transaction.

Completion of the proposed merger is conditioned upon, among other things, the receipt of all consents and approvals of all governmental authorities required for consummation of the proposed transaction. The requirement for these approvals could delay or prevent the completion of the proposed transaction. For more information about approvals from regulatory authorities that are required in order to consummate the merger, see the section entitled “The Merger — Regulatory Approvals Required for the Merger” beginning on page 48 of this joint proxy statement/prospectus. Although neither Redhook nor Widmer expects regulatory authorities to raise any significant objections in connection with their review of the merger, neither Redhook nor Widmer can assure you that they will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger.

If the conditions to the merger are not met or waived, the merger will not occur.

Even if the issuance of shares of Redhook common stock in connection with the merger is approved by the Redhook shareholders and the merger is approved by the Widmer shareholders, specified conditions must be satisfied or waived to complete the merger. These conditions are described in detail in the merger agreement and summarized in this joint proxy statement/prospectus beginning on page 54 in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger.” Neither Redhook nor Widmer can assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Redhook and Widmer each may lose some or all of the intended benefits of the merger.

Some of Redhook’s and Widmer’s officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Redhook and Widmer participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, ownership interests in the combined company, continued service as an officer or director of the combined company, retention bonuses and severance benefits, additional compensation for assisting in the successful closing of the merger, and various affiliations with shareholders of both Redhook and Widmer. These interests, among others, may influence the officers and directors of Redhook and Widmer to support or approve the merger. For more information concerning the interests of Redhook’s and Widmer’s executive officers and directors, see the sections entitled “The Merger — Interests of Redhook’s Directors and Executive Officers in the Merger” beginning on page 46 of this joint proxy statement/prospectus and “The Merger — Interests of Widmer’s Directors and Executive Officers in the Merger” beginning on page 47 of this joint proxy statement/prospectus.

The number of shares of Redhook common stock to be received by Widmer shareholders in connection with the merger is not adjustable based on the market price of Redhook common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.

The merger agreement sets forth the exchange ratio that is used to determine the number of shares of Redhook common stock to be received by Widmer’s shareholders in connection with the merger. Any changes in the market price of the Redhook common stock will not affect the aggregate number of shares that Widmer shareholders will be entitled to receive pursuant to the merger. The merger does not include a price-based termination right. Therefore, if the market price of the Redhook common stock declines prior to the closing of the merger from the market price on the date of the merger agreement, Widmer shareholders could receive an aggregate merger consideration with considerably less value than anticipated. Similarly, if the market price of the Redhook common stock increases prior to the closing of the merger from the market price on the date of the merger agreement, Widmer shareholders could receive an aggregate merger consideration with considerably more value. For each percentage point that the market value of Redhook common stock rises or declines, there is a corresponding rise or decline, respectively, in the value of the total merger consideration issued to Widmer shareholders. For example, on November 12, 2007, the last trading date before the execution of the merger agreement, the closing price of Redhook common stock, as reported on the Nasdaq Stock Market, was $6.12 per share. Assuming that a total of 8,361,529 shares of Redhook common stock are issued to Widmer shareholders in connection with the merger at a per share value of $6.12 per share, the aggregate merger consideration to be issued to Widmer shareholders in the merger would be approximately $51,173,000. If, however, the closing price of Redhook common stock on the date of closing of the merger had declined from $6.12 per share to, for example, $4.90 per share, a decline of 20%, the aggregate merger consideration to be issued to Widmer shareholders in the merger would decrease from approximately $51,173,000 to approximately $40,938,000, a decline of $10,235,000 or 20%.

Failure to complete the merger could harm Redhook’s or Widmer’s stock value and future business and financial results.

If the merger is not completed, Redhook and Widmer are subject to the following risks:

•	failure to have pursued other beneficial opportunities as a result of the focus of management on the merger, without realizing any of the anticipated benefits of completing the transaction;

•	a decline in the price of Redhook stock;

•	the payment of costs related to the merger, such as legal and accounting fees which Redhook and Widmer estimate will total approximately $1.1 million and $2.6 million, respectively, even if the merger is not completed;

•	sharing of trade secrets; and

•	modifications to existing financial and production systems that have been implemented in anticipation of the completion of the merger that may not add value, and may even hinder, the operations of Redhook and Widmer as separate companies.

In addition, if the merger agreement is terminated and either Redhook’s or Widmer’s board of directors decides to pursue another business combination, there can be no assurance that it will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided in the merger and that A-B will provide its consent to such a transaction.

The current employees of Redhook and Widmer may experience uncertainty about their future as employees of the combined company until strategies with regard to the combined company are announced or executed. This may adversely affect Redhook’s and Widmer’s ability to attract and retain key personnel and may affect their performance during the period of uncertainty.

In anticipation of the completion of the merger, management of Redhook and Widmer have begun to hire personnel to fill certain key roles, to modify existing responsibilities and to communicate plans as they pertain to employee roles in the combined company. If the merger is not completed, these employees may be dissatisfied or unwilling to return to their former roles, which may adversely affect Redhook’s and Widmer’s ability to retain key personnel and may affect their performance.

The market price of the combined company’s common stock may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons including if:

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect of the merger on the combined company’s business and prospects.

  Redhook and Widmer shareholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, Redhook and Widmer shareholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit. For more information on the expected benefits of the merger, see “The Merger — Reasons for the Merger” beginning on page 36.

  Because the lack of a public market for the Widmer shares makes it difficult to evaluate the fairness of the transaction, the consideration to be paid by Redhook in the merger may significantly exceed the fair market value of the Widmer shares.

The outstanding common and preferred stock of Widmer is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Widmer. Because the percentage of Redhook equity to be issued to Widmer shareholders was determined based on negotiations between the parties, it is possible that the value of the Redhook common stock to be issued in connection with the merger will be greater than the fair market value of Widmer.

Risks Related to the Combined Company

If the merger is completed, Redhook and Widmer will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the control of the combined company. In determining whether you should approve the merger or the issuance of shares of Redhook common stock, as the case may be, you should carefully read and consider the following risk factors. A discussion of additional risks and uncertainties regarding Redhook can be found in the information which is incorporated by reference in this joint proxy statement/prospectus and referred to in “Where You Can Find Additional Information” beginning on page 151 of this joint proxy statement/prospectus. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the combined company’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of the combined company’s common stock could decline and you may lose part or all of the value of any shares held by you.

The combined company will be dependent upon the continuing relationship with A-B.

Substantially all of the combined company’s products will be sold and distributed through A-B. If the relationship between the combined company and A-B deteriorates, distribution of the products of the combined company will suffer significant disruption and such event will have a long-term severe negative impact on the sales and results of operations of the combined company, as it would be extremely difficult to rebuild a distribution network. In such an event, the combined company would be faced with finding another national distribution partner similar to A-B, and entering into a complex distribution and investment arrangement with that entity, or negotiating separate distribution agreements with individual distributors throughout the U.S. Currently, Redhook distributes its product through a network of more than 560 independent wholesale distributors, most of whom are geographically contiguous and independently owned and operated, and 13 branches owned and operated by A-B. If the combined company had to negotiate separate agreements with individual distributors, such an undertaking would require a significant amount of time to complete, during which the combined company’s products would not be distributed. It would also be extremely difficult for the combined company to build a distribution network as seamless and contiguous as the one it currently enjoys through A-B. Additionally, the combined company would need to raise significant capital to fund the development of its new distribution network and continue operations. There can be no guarantee that financing would be available when needed, or that any such financing would be on commercially reasonable terms. Given the difficulty that the combined company would face if it needed to rebuild its distribution network, if the current distribution arrangement with A-B were to be terminated, it is unlikely the combined company would be able to continue as a going concern.

Redhook and Widmer believe that the benefits of the relationship that both companies have enjoyed with A-B, in particular distribution and material cost efficiencies, have offset the costs associated with the relationship. However, there can be no assurance that these costs will not have a negative impact on the sales and results of operations of the combined company.

A-B may introduce new products or form relationships with other companies whose products will compete with those of the combined company. Introduction of and support by A-B of these competing products could reduce wholesaler attention and financial resources committed to the combined company’s products. There is no assurance that the combined company will be able to successfully compete in the marketplace against other A-B supported products. Such an increase in competition could cause sales and results of operations of the combined company to be adversely affected.

The terms of the amended distribution agreement with A-B may not be favorable.

Since July 1, 2004, Redhook and Widmer sales have consisted of sales of product to Craft Brands and A-B. In the western United States, Redhook and Widmer have sold their product to Craft Brands; Craft Brands, in turn, has advertised, marketed and sold the product to wholesale outlets through a distribution agreement between Craft Brands and A-B. In the midwest and eastern U.S., Redhook has sold its product and Widmer Hefeweizen to wholesale outlets through a distribution agreement with A-B. Because Craft Brands will be eliminated in connection with the merger, Redhook and Widmer are in discussions with A-B to amend the existing distribution agreements so that they will encompass distribution of the combined company’s products throughout the U.S. The terms of an amended distribution agreement, if one is successfully negotiated, may be less favorable than those of the existing distribution arrangements, which could have a negative impact on the combined company’s financial position and results of operations.

Redhook’s agreements with A-B contain limitations on Redhook’s ability to engage in or reject certain transactions, including acquisitions and changes of control.

The exchange and recapitalization agreement between Redhook and A-B, which is expected to remain in force after the merger, will require the combined company to obtain the consent of A-B prior to taking certain actions, or to offer to A-B a right of first refusal, including the following:

•	issuance of equity securities;

•	acquisition or sale of assets or stock;

•	amendment of the combined company’s articles of incorporation or bylaws;

•	grant of board representation rights;

•	entering into certain transactions with affiliates;

•	distributing the combined company’s products in the U.S. other than through A-B, Craft Brands or as provided in the amended distribution agreement with A-B;

•	distributing or licensing the production of any malt beverage product in any country outside of the U.S.; or

•	voluntarily delisting or terminating the combined company’s listing on the Nasdaq Stock Market.

Additionally, A-B has the right to terminate the distribution agreement if any competitor of A-B acquires more than 10% of the outstanding common stock of Redhook.

Further, if the amended distribution agreement with A-B is terminated, A-B has the right to solicit and negotiate offers from third parties to purchase all or substantially all of the assets or securities of the combined company or to enter into a merger or consolidation transaction with the combined company and the right to cause the board of directors to consider any such offer.

The practical effect of the foregoing restrictions is to grant A-B the ability to veto certain transactions that management may believe to be in the best interest of Redhook and its shareholders, including expansion of the combined company through acquisitions of other craft brewers or new brands, mergers with other brewing companies or distribution of the combined company’s products outside the U.S. As a result, the results of operations and the trading price of the combined company’s common stock may be adversely affected.

A-B will have significant control and influence over the combined company.

Following the merger, in addition to its rights under the exchange and recapitalization agreement and the distribution agreement, as discussed above, it is anticipated that A-B will own approximately 36.3% of the outstanding common stock of the combined company and that two of its designees will serve as directors of the combined company. As a result, A-B will be able to exercise significant control and influence over the combined company and matters requiring approval of its shareholders, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the combined company or its assets. This could limit the ability of other shareholders to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control of the combined company. In addition, A-B may have actual or potential interests that diverge from the rest of the Redhook shareholders. The securities markets may also react unfavorably to A-B’s ability to influence certain matters involving the combined company, which could have a negative impact on the trading price of the combined company’s common stock.

  The combined company may be unable to successfully integrate its operations and realize all of the anticipated benefits of the merger.

The merger involves the integration of two companies that previously have operated independently. The integration will be a complex, costly and time-consuming process. The difficulties of combining the companies’ operations include, among other things:

•	implementing operational, financial and management controls, reporting systems and procedures;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds;

•	integrating distinct corporate cultures;

•	consolidating corporate and administrative functions;

•	consolidating operations;

•	retaining key employees; and

•	preserving Redhook’s and Widmer’s collaboration, distribution and other important relationships.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could harm the business, results of operations, financial condition or prospects of the combined company after the merger.

Among the factors considered by Redhook and Widmer in connection with each company’s approval of the merger agreement were the opportunities for synergies in expanding the breweries and efficiently utilizing the available production capacity, implementing a national sales strategy and reducing costs associated with duplicate functions. There can be no assurance that these synergies will be realized within the time periods contemplated or that they will be realized at all. There also can be no assurance that Redhook’s integration with Widmer will be successful or will result in the realization of the full benefits anticipated by the companies.

  The combined company will be dependent upon accounting, finance and information technology staff that may not possess experience in a publicly traded corporate environment and may be unfamiliar with the reporting and compliance requirements of a publicly traded company in general or of Redhook specifically.

Integration of the finance, accounting and information technology functions of Redhook and Widmer will result in such functions no longer being performed by the Redhook finance, accounting and information technology departments. The Widmer finance, accounting and information technology departments will assume all of these functions for the combined company. The Widmer staff in these functional areas may not have the historical perspective with respect to Redhook that may be necessary to properly analyze the performance of the combined company and provide critical disclosures to the public. In addition, some or all of the staff in these functional areas may not possess experience in a publicly traded corporate environment and may be unfamiliar with the reporting and compliance requirements of a publicly traded company in general or of Redhook specifically. In that event, the combined company may be unable to fully or timely comply with applicable Exchange Act reporting requirements. Such noncompliance could trigger, among other things, an investigation by the Securities and Exchange Commission, a shareholder lawsuit, a bank loan covenant violation, a violation of the A-B distribution agreement or an unfavorable impact on the market price of the combined company’s stock.

Management of the combined company intends to utilize new financial, accounting and reporting systems that have had limited use in supporting public company reporting requirements and have not yet been reviewed or tested to ensure compliance with Sarbanes-Oxley Section 404 requirements.

In connection with the integration of the finance, accounting and information technology functions of Redhook and Widmer, management of the combined company intends to utilize Sage Software’s MAS 500 product as the core financial accounting system and approximately twelve stand-alone, customized applications that will support the finance, accounting and operational functions of the combined company. MAS 500 and the other supporting applications have not yet been reviewed or tested to ensure that they can support the reporting requirements of a publicly traded company or that they will be in compliance with Sarbanes-Oxley Section 404 requirements. In order to ensure that these systems can support the reporting and disclosure control requirements of a publicly traded company, the combined company may be required to incur significant expense and rely heavily on external consultants, and there can be no assurance that these attempts will be successful. If the combined company is unable to meet the reporting requirements of a publicly traded company or is unable to become compliant with Sarbanes-Oxley Section 404 requirements prior to the closing of the merger, the closing of the merger may be delayed or the combined company may be in violation of Securities and Exchange Commission rules. Such noncompliance could trigger, among other things, an investigation by the Securities and Exchange Commission, a shareholder lawsuit, a bank loan covenant violation, a violation of the A-B distribution agreement or an unfavorable impact on the market price of the combined company’s stock.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements could be impaired, which could adversely affect its operating results, its ability to operate its business and investors’ views of the combined company.

Ensuring that the combined company has adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Redhook has completed the process of documenting, reviewing and, where appropriate, improving its internal control and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of its internal controls over financial reporting. Redhook has documented and tested internal controls in connection with the Section 404 requirements and, during that documentation and testing, has not identified any areas where there is a material weakness. Widmer has begun the process of documenting, reviewing and, where appropriate, improving its internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act. Implementing appropriate changes to the internal controls of the combined company may take a significant period of time to complete, may distract directors, officers and employees, and may entail substantial costs in order to modify existing accounting systems. Further, the combined company may encounter difficulties assimilating or integrating the internal controls, disclosure controls and information technology infrastructure of Redhook and Widmer. These changes may not, however, be effective in maintaining the adequacy of internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and could materially impair its ability to operate its business. In addition, investors’ perceptions that the combined company’s internal controls are inadequate or that it is unable to produce accurate financial statements may adversely affect its stock price.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect reported results of operations.

A change in accounting standards or practices can have a significant effect on reported results and may even affect the combined company’s reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and are likely to occur in the future. Changes to existing rules or the questioning of current practices may adversely affect reported financial results or the way the combined company conducts its business.

  The integration of Widmer and Redhook may result in significant expenses and accounting charges that adversely affect the combined company’s operating results.

In accordance with generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting. The financial results of the combined company may be adversely affected by the resulting accounting charges incurred in connection with the merger, including income taxes and restructuring and integration costs. The combined company also expects to incur additional costs associated with combining the operations of Redhook and Widmer. Additional costs may include: relocation and retention of employees, including salary increases or bonuses; severance payments; reorganization or closure of facilities; taxes; advisor and professional fees and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease the combined company’s net income and earnings per share for the periods in which those adjustments are made. The costs associated with the merger that will be expensed in 2008 are estimated at $3,040,000. This includes severance costs and deal costs incurred by Widmer. Legal, consulting and meeting costs incurred by Redhook in connection with merger integration will continue to be capitalized in accordance with SFAS No. 141, Business Combinations. The price of the combined company’s common stock could decline to the extent the combined company’s financial results are materially affected by the foregoing charges and costs, or if the foregoing charges and costs are larger than anticipated. In addition, the charges and costs described above may not be reflected in the unaudited pro forma combined condensed financial statements contained in this joint proxy statement/prospectus and the unaudited pro forma combined condensed financial statements may not be indicative of the actual results of the combined company following the merger.

The combined company will be capitalized partially with long-term debt, which will be a use of its cash flow.

At the time of the merger, it is anticipated that the combined company will have approximately $21.3 million of long-term debt attributable entirely to debt that is currently owed by Widmer. The debt will consist of a term loan of approximately $13.5 million, an equipment loan of approximately $7.2 million, and real estate related loans of approximately $0.6 million. The total monthly payments of principal and interest on this debt are initially expected to be approximately $220,000. Additional information regarding this debt is presented in Note 9 to Widmer’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

The combined company’s access to additional capital to fund expansion or operating needs will be limited by the amount of debt outstanding at the time of the merger. A failure to obtain additional capital could impair the combined company’s ability to grow sales or respond to working capital needs. Any inability to raise adequate funds to support its growth plans or operations will materially adversely affect the combined company’s business.

The combined company will be dependent upon the services of its key personnel.

The combined company will depend on the services of its key management personnel, including David Mickelson, Terry Michaelson, Jay Caldwell, Timothy McFall, Sebastian Pastore and Martin Wall. If the combined company loses the services of any members of senior management or key personnel for any reason, it may be unable to replace them with qualified personnel, which could have a material adverse effect on the company’s operations. Additionally, the loss of David Mickelson or Terry Michaelson as the combined company’s co-chief executive officers, and the failure to find a replacement satisfactory to A-B, will be a default under the A-B distribution agreement as it is anticipated to be amended. The combined company may not carry key person life insurance on any of the executive officers.

The combined company will be dependent on distributors for the sale of its products.

Although substantially all of the combined company’s products will be sold and distributed through A-B, the company will continue to rely heavily on distributors, most of which are independent wholesalers, for the sale of the company’s products to retailers. A disruption of the ability of the wholesalers, or A-B, or the combined company to distribute products efficiently due to any significant operational problems, such as widespread labor union strikes, the loss of a major wholesaler as a customer, or the termination of the distribution relationship with A-B, could hinder the combined company’s ability to get its products to retailers and could have a material adverse impact on the company’s sales and results of operations.

Increased competition could adversely affect sales and results of operations.

Like Redhook and Widmer, the combined company will compete in the highly competitive craft brewing market as well as in the much larger specialty beer market, which encompasses producers of import beers, major national brewers that produce fuller-flavored products, and large spirit companies and national brewers that produce flavored alcohol beverages. Beyond the beer market, craft brewers have also faced competition from producers of wines and spirits. Increasing competition could cause future sales and results of operations of the combined company to be adversely affected. Redhook and Widmer have historically operated with little or no backlog and, therefore, predicting sales for future periods is limited.

Future price promotions to generate demand for Redhook and Widmer products may be unsuccessful.

The prices that the combined company may charge in the future for its products may decrease from historical levels, depending on competitive factors in various markets. In order to stimulate demand for Redhook and Widmer products, the two companies have participated in price promotions with wholesalers and retail customers in most markets. The number of markets in which the combined company chooses to participate in price promotions and the frequency of such promotions may increase in the future. There can be no assurance, however, that these price promotions will be successful in increasing demand for company products.

  Due to the concentration of sales in the Pacific Northwest and California, the results of operations and financial condition of the combined company may be subject to fluctuations in regional economic conditions.

A significant portion of Redhook and Widmer sales have been in the Pacific Northwest and California and, consequently, business may be adversely affected by changes in economic and business conditions nationally and, particularly, within the western region. In 2007, 33% of beer shipped by Redhook and Widmer was to wholesalers in Oregon and Washington. In addition, shipments by both companies to wholesalers in California contributed another 28% of total shipments, resulting in a total concentration of 62% in these three western states. Redhook and Widmer also believe this region is one of the most competitive craft beer markets in the U.S., both in terms of number of market participants and consumer awareness. The Pacific Northwest, and Washington state in particular, offer significant competition to the combined company’s products, not only from other craft brewers but also from the growing wine market and from flavored alcohol beverages. This intense competition is magnified because the Redhook brand is viewed as being relatively mature.

  The craft beer business is seasonal in nature, and the combined company is likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer products are somewhat seasonal, with the first and fourth quarters historically being the slowest and the rest of the year generating stronger sales. As well, the combined company’s sales volume may also be affected by weather conditions. Therefore, the results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as a regional economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to the combined company’s revenues would likely be greater as a result of the seasonal business.

The gross margins of the combined company may fluctuate while expenses remain constant.

Future gross margins may fluctuate and even decline as a result of many factors, including disproportionate depreciation and other fixed and semivariable operating costs, and the level of production at the breweries in relation to current production capacity. Fixed and semivariable operating costs are estimated to be approximately one-third of total production costs and cause gross margin to be sensitive to relatively small increases or decreases in sales volume. In addition, other factors beyond the company’s control that could affect cost of sales include changes in freight charges, the availability and prices of raw materials and packaging materials, the mix between draft and bottled product sales, the sales mix of various bottled product packages, and federal or state excise taxes.

  Operating breweries at production levels substantially below their current and maximum designed capacities could negatively impact overall profit margins.

At December 31, 2007, the combined annual theoretical production capacity of the Redhook and Widmer breweries totaled approximately 710,000 barrels. Following completion of the expansion of Widmer’s Portland brewery in April 2008, the combined annual theoretical production capacity of the Redhook and Widmer breweries totaled approximately 900,000 barrels. Following the anticipated completion of expansion of brewing capacity at Redhook’s New Hampshire brewery in late 2008, the combined company’s annual theoretical production capacity is projected to total approximately 946,000 barrels. Theoretical production capacity, as defined by Redhook and Widmer, is computed assuming that brewing occurs under ideal brewing conditions and is negatively impacted by only a standard level of production loss. Ideal brewing conditions include, among other factors, production of a single brand in a single package for 24-hour shifts, seven days per week, and 52 weeks per year. Because of many factors, including seasonality, production schedules of various draft products and bottled products and packages, and losses attributable to filtering, bottling and keg filling, actual production capacity will always be less than theoretical production capacity.

Although there is a significant difference between 2007 combined company shipments of 552,500 barrels (computed on a proforma basis) and the anticipated future annual theoretical production capacity of 900,000 barrels, Redhook and Widmer believe that capacity utilization of the breweries will fluctuate throughout the year. Although Redhook and Widmer expect that the breweries’ capacity will be efficiently utilized during periods when the combined company’s sales are strongest, there likely will be periods when the breweries’ capacity utilization will be lower. If the combined company is unable to achieve significant sales growth, the resulting excess capacity and unabsorbed overhead of the combined company will have an adverse effect on the combined company’s gross margins, operating cash flows and overall financial performance.

The combined company will periodically evaluate whether it expects to recover the costs of its production facilities over the course of their useful lives. If facts and circumstances indicate that the carrying value of these long-lived assets may be impaired, an evaluation of recoverability will be performed in accordance with FASB Statement of Financial Accounting Standard, which we refer to as SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, by comparing the carrying value of the assets to projected future undiscounted cash flows in addition to other quantitative and qualitative analyses. If management believes that the carrying value of such assets may not be recoverable, the combined company will recognize an impairment loss by a charge against current operations.

  Changes in consumer preferences or public attitudes about the combined company’s products could reduce demand.

If consumers were unwilling to accept the combined company’s products or if general consumer trends caused a decrease in the demand for beer, including craft beer, it would adversely impact sales and results of operations. If the flavored alcohol beverage market, the wine market, or the spirits market continues to grow, this could draw consumers away from the company’s products and have an adverse effect on sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol. If beer consumption in general were to come into disfavor among domestic consumers, or if the domestic beer industry were subjected to significant additional governmental regulation, the combined company’s operations could be adversely affected.

  The combined company will be subject to governmental regulations affecting its breweries and pubs; the costs of complying with governmental regulations, or the combined company’s failure to comply with such regulations, could affect its financial condition and results of operations.

The combined company’s breweries and pubs will be subject to licensing and regulation by a number of governmental authorities, including the U.S. Treasury Department, Alcohol and Tobacco Tax and Trade Bureau, which we refer to as the TTB, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, state alcohol regulatory agencies in the states in which the company sells its products, and state and local health, sanitation, safety, fire and environmental agencies. Failure to comply with applicable federal, state or local regulations could result in limitations on the combined company’s ability to conduct business. TTB permits can be revoked for failure to pay taxes, to keep proper accounts, to pay fees, to bond premises, or to abide by federal alcoholic beverage production and distribution regulations, or if holders of 10% or more of the combined company’s equity securities are found to be of questionable character. TTB permits are also required in connection with establishing a commercial brewery, expanding or modifying existing brewing operations, entering into a contract brewing arrangement, and entering into an alternating brewery agreement, such as the arrangement currently in effect between Widmer and Kona Brewery LLC. Other permits or licenses could be revoked if the combined company fails to comply with the terms of such permits or licenses, and additional permits or licenses could be required in the future for existing or expanded operations. Because the combined company’s sales objective and growth plans may rely on any one of these approaches, if licenses, permits or approvals necessary for the company’s brewery or pub operations were unavailable or unduly delayed, or if any such permits or licenses were revoked, the ability of the combined company to conduct business could be substantially and adversely affected.

The brewery operations of the combined company will also be subject to environmental regulations and local permitting requirements and agreements regarding, among other things, air emissions, water discharges, and the handling and disposal of wastes. While neither Redhook nor Widmer has reason to believe the operations of its facilities violate any such regulation or requirement, if such a violation were to occur, or if environmental regulations were to become more stringent in the future, the business of the combined company could be adversely affected.

The combined company will also be subject to “dram shop” laws, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The combined company’s pubs have addressed this concern by establishing early closing hours and regularly scheduled employee training. However, large uninsured damage awards against the combined company could adversely affect its financial condition.

  An increase in excise taxes could adversely affect the combined company’s financial condition or results of operations.

The U.S. federal government currently imposes an excise tax of $18 per barrel on beer sold for consumption in the U.S. However, any brewer with annual production under two million barrels instead pays federal excise tax in the amount of $7 per barrel on sales of the first 60,000 barrels. While Redhook and Widmer are not aware of any plans by the federal government to reduce or eliminate this benefit to small brewers, any such reduction in a material amount could have an adverse effect on the combined company’s financial condition and results of operations. In addition, the combined company would lose the benefit of this rate structure if it exceeded the two million barrel production threshold. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. It is possible that excise taxes will be increased in the future by both federal and state governments. In addition, increased excise taxes on alcoholic beverages have in the past been considered in connection with various governmental budget-balancing or funding proposals. Any such increases in excise taxes, if enacted, could adversely affect the company’s financial condition or results of operations.

Loss of a small brewer’s excise tax exemption could negatively impact results of operations.

Redhook and Widmer are required to pay federal excise taxes on the sale of beer. Because Redhook and Widmer each produce less than two million barrels annually, each of Redhook and Widmer are currently eligible for a small brewer’s federal excise tax exemption which provides that each pays federal excise taxes at a reduced rate of $7 per barrel, rather than the $18 per barrel, on the first 60,000 barrels sold each year. Both Redhook and Widmer are required to pay $18 per barrel on all shipments above 60,000 barrels per year. Upon merging, though, the combined company will be eligible for a single 60,000 barrel small brewer’s exemption, effectively resulting in the loss of one 60,000 barrel exemption, or $660,000, and an overall increase in the weighted average federal excise tax rate paid by the combined company.

  Changes in state laws regarding distribution arrangements may adversely impact operations of the combined company.

In 2006, the Washington state legislature passed a bill removing the long-standing requirement that small producers of wine and beer distribute their products through wholesale distributors, thus permitting these small producers to distribute their products directly to retailers. The law further provides that any in-state or out-of-state brewery that produces more than 2,500 barrels annually may distribute its products directly to retailers if it does so from a facility located in the state that is physically separate and distinct from its production facilities. The legislation stipulates that prices charged by a brewery must be uniform to all distributors and retailers, but does not restrict prices retailers may charge consumers. In 2007, Redhook and Widmer shipments to Washington wholesalers totaled approximately 18% of total shipments on a pro forma basis. Although not all of these shipments were attributable to beer produced in Washington state, the combined company’s operations will continue to be substantially impacted by the Washington state regulatory environment. While it is difficult to predict what impact, if any, this law will have on the combined company’s operations, the beer and wine market may experience an increase in competition that could cause future sales and results of operations to be adversely affected. This law may also impact the financial stability of Washington state wholesalers on which the combined company will rely.

The combined company may experience material losses in excess of insurance coverage.

The combined company intends to maintain insurance coverage that is customary for businesses of its size and type. There are, however, certain types of catastrophic losses that are not generally insured because it is not economically feasible to insure against such losses. Should an uninsured loss or a loss in excess of insured limits occur, such loss could have an adverse effect on the combined company’s results of operations and financial condition.

Loss of income tax benefits could negatively impact results of operations.

As of December 31, 2007, Redhook’s deferred tax assets were primarily comprised of federal net operating losses, which we refer to as NOLs, of $24.7 million, or $8.4 million tax-effected; federal and state alternative minimum tax credit carryforwards of $185,000; and state NOL carryforwards of $196,000 tax-effected. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income during the periods in which those temporary differences become deductible. To the extent that the combined company is unable to generate adequate taxable income in future periods, it will be unable to utilize the NOLs and may also be unable to recognize additional tax benefits. In addition, the combined company may be required to record a greater valuation allowance covering potentially expiring NOLs. Redhook and Widmer have reviewed Section 382 of the Code, which can limit the use of NOLs in instances where there has been a change in ownership of greater than 50% of the stock owned by one or more shareholders holding five percent or more of the outstanding stock, and do not believe that this Code section will impact the combined company’s ability to utilize the NOLs in the future. While Redhook and Widmer are not aware of any plans by the federal or state governments to amend the rules regarding utilization of NOLs, any such modification could have an adverse effect on the combined company’s financial condition and results of operations.

The combined company may experience a shortage in kegs necessary to distribute draft beer.

The combined company will continue to distribute its draft beer in kegs that are owned by the company as well as leased from A-B and a third-party vendor. During periods when the combined company experiences stronger sales, the company may need to rely on kegs leased from A-B and the third-party vendor to address the additional demand. If shipments of draft beer increase, the combined company may experience a shortage of available kegs to fill sales orders. If the combined company cannot meet its keg requirements through either lease or purchase, the company may be required to delay some draft shipments. Such delays could have an adverse impact on sales and relationships with wholesalers and A-B. As well, the combined company may decide to pursue other alternatives for leasing or purchasing kegs. There is no assurance, though, that the combined company will be successful in securing additional kegs.

The combined company’s key raw materials may become significantly more costly and adequate supplies may be difficult to secure.

According to industry and media sources, the cost of barley, wheat and hops, all primary ingredients in Redhook and Widmer products, has increased significantly in recent months. Media sources explain that the cost of barley increased 48% from August 2006 through June 2007, largely driven by a lower supply of barley as farmers shift their focus to growing corn, a key component of biofuels. The beer industry appears to also be experiencing a decline in the supply of hops, driven by a number of factors: excess supply in the 1990s led some growers to switch to more lucrative crops, resulting in an estimated 40% decrease in worldwide hop-growing acreage; poor weather in eastern Europe and Germany caused substantial hops crop losses in 2007; hops crop production in England has declined approximately 85% since the mid-1970s; and 2007 U.S., New Zealand, and Australia hops crop yields were only average. And wheat exports have increased by 30% because of the weak U.S. dollar and poor worldwide harvests, leading to U.S. supplies of wheat that are at the lowest levels in 60 years.

While Redhook and Widmer have historically utilized fixed price contracts to secure adequate supplies of key raw materials, including barley, wheat and hops, recent fixed price contracts reflect current market pricing that is significantly higher than historical pricing. On average, Redhook has experienced cost increases of approximately 27%, 1%, and 8% for 2008 purchases of malted barley, hops and wheat, respectively. On average, Widmer has experienced cost increases of approximately 48%, 20%, and 41% for 2008 purchases of malted barley, hops and wheat, respectively. Redhook and Widmer estimate that these higher raw material and packaging costs will result in an increase in 2008 cost of sales of approximately $3.75 per barrel. If 2008 Redhook and Widmer production levels remained unchanged from 2007 levels, cost of sales for the combined company will likely increase by approximately $1,900,000 for the full year. If the combined company experiences difficulty in securing its key raw materials or continues to experience increases in the cost of these materials, it will have a material adverse impact on the combined company’s gross margins and results of operations.

The combined company will be subject to the risks of litigation.

At any given time, the combined company will be subject to claims and actions incidental to the operation of its business. The outcome of these proceedings cannot be predicted. If a plaintiff were successful in a claim against the combined company, it could be faced with the payment of a material sum of money. If this were to occur, it could have an adverse effect on the company’s financial condition.

The combined company’s stock price may be volatile following the merger.

If the merger occurs, the market price of the combined company’s common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the entry into, or termination of, key agreements;

•	the loss of key employees;

•	the introduction of new products by competitors of the combined company;

•	changes in estimates or recommendations by securities analysts, if any, who cover the combined company’s common stock;

•	future sales of the combined company’s common stock; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against that company. Such litigation against the combined company, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

The expiration of lock-up agreements entered into with certain Widmer shareholders in connection with the merger could cause the market price of the combined company’s common stock to decline.

As a condition to the closing of the merger, certain shareholders of Widmer must execute lock-up agreements pursuant to which these holders will generally agree that, from the closing date of the merger to the first anniversary of the closing, they will not directly or indirectly sell or otherwise transfer any shares of Redhook common stock then held or thereafter acquired without the consent of the board of directors of Redhook. It is expected that these Widmer shareholders will receive 3,911,627 shares of Redhook common stock pursuant to the merger, which will represent approximately 23.4% of the outstanding shares of the combined company immediately following the merger (this percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger). Upon the expiration of the lock-up agreements, all of these shares will be available for sale in the public market, subject (in the case of shares held by any of these shareholders who are affiliates of the combined company) to volume, manner of sale and other limitations under Rule 144. Such sales in the public market after the lock-up agreements expire, or the perception that such sales could occur, could cause the market price of the combined company’s common stock to decline.

The combined company does not anticipate paying cash dividends and, accordingly, shareholders must rely on stock appreciation for any return on their investment in the combined company.

The combined company anticipates that it will retain its earnings, if any, for future growth and therefore does not anticipate paying cash dividends in the future. As a result, only appreciation of the price of the combined company’s common stock will provide a return to shareholders. Investors seeking cash dividends should not invest in the combined company’s common stock.

The combined company may require additional capital in the future to finance construction or expansion of production facilities, and financing may not be available on acceptable terms, if at all.

The combined company may have to raise additional capital in order to construct or expand production capacity. Additional financing may not be available on terms that are favorable to the combined company, or at all. A failure to obtain additional financing could impair the combined company’s ability to grow sales. Any inability to raise adequate funds to support its growth plans will materially adversely affect the combined company’s business.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking statements” of Redhook within the meaning of the Private Securities Litigation Reform Act of 1995, which is applicable to Redhook because Redhook is a public company subject to the reporting requirements of the Exchange Act, but is not applicable to Widmer because Widmer is not a public company and is not currently subject to the reporting requirements of the Exchange Act. These forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results and performance; statements about Redhook’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” or words of similar meaning.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	those discussed and identified in public filings with the Securities and Exchange Commission made by Redhook;

•	the vote of Redhook shareholders on the issuance of Redhook common stock pursuant to the merger agreement at the Redhook annual meeting;

•	the vote of Widmer shareholders on the on the merger at the Widmer special meeting;

•	the timing of the completion of the merger;

•	the combined company’s ability to integrate both businesses and to achieve expected synergies, operating efficiencies and other benefits; and

•	the expenses and other liabilities incurred or accrued between the signing of the merger agreement and the closing of the merger.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including those discussed in the section entitled “Risk Factors” beginning on page 19 of this joint proxy statement/prospectus.

Many of the important factors that will determine these results and values are beyond Redhook’s and Widmer’s ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, Redhook and Widmer do not assume any obligation to update any forward-looking statements.

THE MERGER

This section and the section entitled “The Merger Agreement” in this joint proxy statement/prospectus describe the material aspects of the merger, including the merger agreement. While Redhook and Widmer believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus for a more complete understanding of the merger and the merger agreement, including the merger agreement, attached as Annex A, and the other documents to which you are referred or that are incorporated by reference herein.

Background of the Merger

Widmer and Redhook have had contractual relationships since 2003 when Widmer and Redhook entered into a licensing agreement for Redhook to brew and sell Widmer Hefeweizen in the midwest and eastern U.S. On July 1, 2004, Redhook and Widmer entered into agreements to form and operate Craft Brands as a joint venture of the two companies. Craft Brands purchases products from Redhook and Widmer, and markets, advertises, sells and distributes these products in the Western Territory (the states of Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, New Mexico, Nevada, Oregon, Utah, Washington and Wyoming) pursuant to a distribution agreement with A-B. Widmer and Redhook are each a 50% member of Craft Brands, and each has the right to designate two directors to its six-member board; A-B is entitled to designate the remaining two directors. The restated operating agreement of Craft Brands governs the operations of Craft Brands and the obligations of its members, including capital contributions, loans and allocations of profits and losses.

This close working relationship through Craft Brands and the licensing agreement for the midwest and eastern U.S. markets led to the discussions which resulted in the merger agreement. Because A-B not only held significant equity positions in both Redhook and Widmer but also played a critical role in the distribution of their products, a combination of the two companies was the natural next step in the evolution of their relationship. Any alternative transaction would likely require termination of the distribution relationship with A-B. Redhook and Widmer both believe that any such termination would have such negative ramifications that this was not an outcome that either company ever felt was practical or desirable. As a result, neither company entertained possible alternative transactions to the merger between them.

On October 13, 2005, Kurt Widmer and Robert Widmer of Widmer and Terry Michaelson of Craft Brands met with Paul Shipman and David Mickelson of Redhook in Centralia, Washington, to discuss the relationship between Redhook and Widmer. During this meeting, Mr. Michaelson advised Mr. Shipman and Mr. Mickelson that Widmer was in discussions with investors who were interested in acquiring a substantial stake in Widmer and funding a proposal to acquire Redhook. Mr. Michaelson stated that a written proposal would follow later in the year if the discussions with the investors produced an agreement between Widmer and the investors.

On November 3, 2005, the Widmer board of directors met and authorized continued negotiations with Redhook regarding a business combination transaction between the two companies. The A-B representatives on the Widmer board abstained from voting.

At meetings of the board of Craft Brands over the next twelve months, Mr. Michaelson advised the Redhook directors on the Craft Brands board that there had been no progress in the negotiations with the prospective investors in Widmer but that discussions were continuing. Following such a discussion on August 3, 2006, Mr. Shipman and Mr. Mickelson came to Portland to meet on August 11, 2006 with Mr. Michaelson. At that meeting, Mr. Michaelson advised that the discussions with an outside investor had not progressed, but that Widmer still hoped to present a proposal for combining the two companies, and that the proposal was expected to involve the purchase of Widmer stock from some of the Widmer shareholders as well as acquisition of the stock of Redhook.

At a meeting between Mr. Michaelson and Mr. Mickelson on October 11, 2006, the parties discussed setting an outside date for Widmer to make its offer. Mr. Michaelson explained to Mr. Mickelson that

Widmer’s strong preference was to have a date in place to complete discussions, but that any date might have to be extended. The parties agreed to exchange additional information and, on October 13, 2006, Mr. Mickelson provided Mr. Michaelson with information about the future capital expenditures that might be needed if capacity of the Redhook breweries was to be expanded to handle Widmer product.

In November and December 2006, the attorneys for the two companies prepared and negotiated reciprocal confidentiality and nondisclosure agreements so the companies could exchange information for the discussions of a combination between the two companies.

On December 13, 2006, Widmer management reported to the Widmer board of directors regarding the status of negotiations regarding a potential business combination and the possibility that the resulting entity would continue to be publicly traded.

On December 19, 2006, the Frank Clement, David Lord, Michael Loughran and John Rogers, whom we refer to as the Redhook independent directors, and management met in Seattle to discuss how a transaction might happen and how to encourage Widmer either to advance negotiations or to confirm that there would be no combination so that Redhook could develop a new strategic plan for itself.

On January 3, 2007, Redhook and Widmer executed reciprocal confidentiality and nondisclosure agreements and Redhook issued a press release announcing that the two companies were entering into preliminary discussions regarding a possible combination. This press release was also disclosed in a current report on Form 8-K filed with the Securities and Exchange Commission by Redhook on January 5, 2007 and an amended Schedule 13D that A-B filed with the Securities and Exchange Commission on January 3, 2007.

This was followed by a meeting on January 9, 2007 between Mr. Michaelson and Mr. Shipman to discuss how to carry the discussions forward. On January 10, 2007, the Redhook independent directors formed a Corporate Strategy Committee, which we refer to as the CSC, to assess proposals from Widmer and to participate with management in the negotiations. The CSC requested Anthony Short and John Glick of A-B, who were serving on the boards of Redhook and Widmer, to act as facilitators to help advance discussions on ways the companies could be combined.

On February 15, 2007, an electronic document room was established as a location for the parties to deposit and exchange information about the two companies.

On March 21, 2007, Mr. Short and Mr. Glick met in Seattle with Kurt Widmer, Robert Widmer and Mr. Michaelson, and then following that meeting with the Redhook board to discuss concepts for merging the two entities. This was followed by a meeting, held on March 29 at the offices of Riddell Williams, between David Mickelson and Jay Caldwell of Redhook, the Redhook independent directors, Terry Michaelson and Rich Shawen of Widmer, Ulrich Pilz, a financial consultant to Widmer, and John Glick and David West of A-B. The attendees discussed how the operations could be combined in light of the terms being discussed for the potential transaction.

Meetings were held on April 14, 2007 in Portland attended by Mr. Shipman, Mr. Mickelson, Kurt Widmer, Robert Widmer and Mr. Michaelson to discuss the details of the proposed transaction.

On April 27, 2007, Mr. Shipman, Mr. Mickelson and Mr. Caldwell met with the CSC to formulate a proposal to present to Widmer for merging the two companies, which contemplated issuing a number of shares of Redhook common stock to be determined at a later date plus $5,000,000 in cash in exchange for all of the issued and outstanding stock of Widmer.

Later on April 27, 2007, Messrs. Shipman, Mickelson, Caldwell, Clement, Loughran, Michaelson and Shawen discussed at a meeting held at the offices of Riddell Williams in Seattle the possible scenarios in regards to the capital, organization and board structure of the merged company. The two parties agreed to proceed with negotiating an agreement for merger on this basis.

On May 4, 2007, Mr. Shipman, Mr. Mickelson and Mr. Caldwell met with the CSC to review the proposal to present to Widmer for merging the two companies, and agreed to present a proposal to issue 6,000,000 shares of Redhook common stock plus $25,000,000 in cash in exchange for all of the issued and outstanding stock of Widmer to meet Widmer’s requirements for immediate liquidity. This proposal was then discussed by the two parties in telephone conferences and they agreed to proceed with negotiating an agreement for merger on this basis.

Mr. Mickelson and Mr. Michaelson had a telephone call on June 5, 2007, on which they discussed the proposed transaction. This was followed by meetings in Sunriver, Oregon, on June 13-15, 2007 among Mr. Shipman, Mr. Mickelson, Mr. Michaelson and Sebastian Pastore of Widmer, and a telephone conference on June 26, 2007 among Mr. Mickelson, Mr. Pastore and Mr. Caldwell of Redhook to discuss integration planning and financial issues related to the merger. During the period from July through September of 2007, draft merger agreements were exchanged by the parties’ attorneys and open issues were discussed weekly at the attorney level.

On July 23, 2007, Mr. Shipman and Michael Loughran, Chair of the CSC, met with James Hoffmeister, retired A-B executive, to discuss the issues presenting the most difficulty in the negotiations, including the concern about the financing required for the $25,000,000 cash portion of the merger consideration and the financing required for the Widmer brewery expansion in Portland. These issues were discussed further by Mr. Michaelson and Mr. Mickelson on a telephone conference on August 7, 2007 and were the subject of meetings by the CSC for Redhook on August 21, 2007 and the Widmer board on August 27, 2007. A commitment for debt financing was obtained on September 4, 2007 from a money center bank on favorable terms.

At a meeting held on September 27, 2007, the Widmer board concluded that the proposed structure involved too much debt and directed management to develop an alternative structure. Widmer’s management then developed a proposal for a stock-for-stock merger transaction which was discussed and, with Messrs. Glick, Goeler and Short abstaining, approved at a Widmer board meeting held on September 28. Kevin Kelly of the Widmer board then met with the Redhook CSC in Seattle on October 4, and presented the revised terms for the transaction. The Redhook board met later that day and agreed, with Messrs. Glick and Short abstaining, with the proposal presented by the Widmer Board During the period from October 4, 2007 through October 18, 2007, the attorneys and parties revised the draft merger documents to reflect the new terms.

The revised merger documents were approved, with Messrs. Glick and Short abstaining, by the Redhook board at a board meeting on October 18, 2007, and Redhook management was authorized to proceed on the basis of the revised merger agreements, subject to the completion of due diligence by the time of the November 13, 2007 Redhook board meeting. The revised merger documents were approved by the Widmer board on October 19, 2007.

On November 13, 2007, at the regular quarterly board meeting of the Redhook board, management advised the board that the due diligence issues had been resolved. The merger agreement was then signed by both parties and announced publicly. The merger transaction was disclosed in a Form 8-K filed with the Securities and Exchange Commission on November 13, as well as a press release issued on the same day.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of Redhook or Widmer with respect to future events that may have an effect on future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in the sections entitled “Risk Factors” and “Forward Looking Statements” in this joint proxy statement/prospectus.

Mutual Reasons for the Merger

The combined company will have an annual volume that will make it one of the largest independent craft brewing companies in the United States. Redhook and Widmer believe that the combined company will have the following potential advantages:

•	The merger of Redhook and Widmer is a natural extension of an existing working relationship. In 2003, Redhook licensed the right to produce, market and sell Widmer Hefeweizen in 27 midwest and eastern states. In 2004, the Craft Brands joint venture was created to market and sell the products of both companies in the western United States. The merger will permit the combined company to extend these combined sales and marketing efforts nationwide for all of their products. The parties believe that this focused marketing will improve visibility with wholesalers and will permit the wholesalers to compete more effectively for on-premises retail exposure and retail shelf placement for off-premises distribution.

•	While some economies of scale have been achieved through the existing contractual relationships, the companies believe additional efficiencies will be realized as a result of utilization of all three breweries, the combined nationwide sales force, and reduction of duplicate functions.

•	The nationwide sales force will enhance existing sales relationships with Widmer’s partners, Kona Brewery LLC, which brews Kona malt beverage products, and Fulton Street Brewery, LLC, which brews Goose Island malt beverage products.

•	The combined company will have greater access to capital markets.

•	Acceleration of the utilization of Redhook’s tax NOL carryforwards and other tax credits will improve cash flow.

The two companies considered a number of negative factors, including the challenges of integrating their accounting and information technology functions, and the higher federal and state excise taxes that will be payable by the combined company inasmuch as it will be entitled to only one small brewer’s excise tax exemption while each of Redhook and Widmer is currently entitled to one such exemption.

Redhook’s Reasons for the Merger and Recommendation of the Redhook Board of Directors

At a special meeting held on October 18, 2007, the Redhook board of directors, with A-B designees Messrs. Glick and Short abstaining, unanimously determined that the merger with Widmer is in the best interests of Redhook and its shareholders, adopted the merger agreement and recommended that Redhook shareholders vote “FOR” the issuance of Redhook common stock pursuant to the merger agreement. On November 13, 2007, Redhook entered into the merger agreement with Widmer.

In reaching its decision to adopt the merger agreement and recommend that Redhook shareholders vote to approve the issuance of Redhook common stock pursuant to the merger agreement, the Redhook board of directors considered a number of factors, including the following:

•	The merger should enhance the market’s perception of the combined company’s stock. The larger market capitalization and anticipated greater average trading volume of the combined company might help meet the threshold for better analyst coverage. Elimination of the contractual relationships with Widmer will make the stock easier for analysts and investors to understand.

•	The combined company will have Redhook’s significant tax NOL carryforwards and will quickly achieve a larger size, both of which items could enhance the value of the stock.

•	The board was concerned that, if the companies did not combine and the contractual relationships with Widmer ended, Redhook would be faced with over-capacity in its Woodinville, Washington, and Portsmouth, New Hampshire breweries.

The foregoing discussion is not intended to be exhaustive, but Redhook believes it addresses the material information and factors considered by the Redhook board of directors in its consideration of the merger, including factors that may support the merger as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Redhook board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Redhook board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of Redhook’s board of directors may have given different weights to different factors.

In considering the recommendation of the Redhook board of directors to approve the merger agreement, Redhook shareholders should be aware that certain executive officers and directors of Redhook have certain interests in the merger that may be different from, or in addition to, the interests of Redhook shareholders generally. The Redhook board of directors was aware of these interests and considered them when adopting the merger agreement and recommending that Redhook shareholders vote to approve the issuance of Redhook common stock pursuant to the merger agreement. The interests of the Redhook directors and executive officers are discussed in greater detail in the section entitled “The Merger — Interests of Redhook’s Directors and Executive Officers in the Merger.”

Widmer’s Reasons for the Merger and Recommendation of the Widmer Board of Directors

At a special meeting held on October 19, 2007, the Widmer board of directors, with A-B designees Messrs. Glick and Goeler abstaining (Mr. Short was absent from the meeting), unanimously determined that the merger with Redhook was in the best interests of Widmer and its shareholders, adopted the merger agreement and recommended that Widmer shareholders vote “FOR” approval of the merger agreement. On November 13, 2007, Widmer entered into the merger agreement with Redhook.

In reaching its decision to adopt the merger agreement and recommend that Widmer shareholders vote to approve the merger agreement, the Widmer board of directors considered a number of factors, including the following:

•	The merger will facilitate implementation of the national sales strategy developed by Widmer management in consultation with Redhook and Craft Brands, giving the combined organization the resources to address expanded market opportunities for the broad portfolio of beer styles and brands offered by the two companies, with the prospect for achieving associated revenue growth.

•	Widmer brands will have access to expanded brewing capacity through Redhook’s Washington state and New Hampshire production facilities and to Redhook’s sales force in the east and midwest, offering an avenue to achieving national brand status more quickly through efficient, less expensive access to eastern markets, as well as eliminating the need for cumbersome contract brewing arrangements between Widmer and Redhook.

•	The receipt by Widmer shareholders of shares in a publicly traded company in exchange for their Widmer shares will offer the potential for liquidity not available to shareholders in a privately-held company.

•	The merger transaction implicitly treats the two companies as approximately equal in value.

•	Widmer’s shareholders will have the opportunity to participate any future growth and appreciation in market value of the combined company.

•	Several members of current management at Widmer and Craft Brands will have significant roles in management of the combined organization.

•	The integration of the two companies may present substantial difficulties in bringing together different organizational cultures and styles.

•	Significant expenditures may be required to integrate the financial reporting and information technology functions of the two companies and to enable the combined entity to achieve continued full and timely compliance with Exchange Act reporting requirements.

•	The merger transaction will entail severance and other restructuring costs estimated to total approximately $5.7 million in 2008.

•	The merger agreement imposes restrictions on the operation of Widmer’s business pending completion of the merger without the prior consent of Redhook.

The foregoing discussion is not intended to be exhaustive, but Widmer believes it addresses the material information and factors considered by the Widmer board of directors in its consideration of the merger, including factors that may support the merger as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Widmer board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Widmer board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of Widmer’s board of directors may have given different weights to different factors.

In considering the recommendation of the Widmer board of directors to approve the merger agreement, Widmer shareholders should be aware that certain executive officers and directors of Widmer have certain interests in the merger that may be different from, or in addition to, the interests of Widmer shareholders generally. The Widmer board of directors was aware of these interests and considered them when adopting the merger agreement and recommending that Widmer shareholders vote to approve the merger agreement. The interests of the Widmer board of directors and executive officers are discussed in greater detail in the section entitled “The Merger — Interests of Widmer’s Directors and Executive Officers in the Merger.”

Opinion of Redhook’s Financial Advisor

On November 13, 2007, at a meeting of Redhook’s board of directors held to evaluate the proposed merger, Houlihan Smith delivered to Redhook’s board of directors a written opinion dated November 13, 2007, to the effect that, as of that date and based on and subject to various assumptions, procedures followed, matters considered and limitations described in its opinion, the aggregate consideration to be paid by Redhook in the merger and the other terms of the merger are fair, from a financial point of view, to the shareholders of Redhook. Houlihan Smith’s opinion does not address the fairness of the merger to Widmer shareholders.

Redhook has paid Houlihan Smith a non-contingent fee of $99,000 for its services in providing the fairness opinion. Redhook has also agreed to indemnify Houlihan Smith with respect to its services relating to the fairness opinion. Houlihan Smith has had no prior investment banking relationships with Redhook or Widmer.

The aggregate merger consideration was determined through negotiation between Redhook and Widmer and Redhook’s decision to enter into the merger was solely that of its board of directors. Houlihan Smith’s opinion and financial analyses were only one of many factors considered by Redhook’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Redhook’s board of directors or management with respect to the merger or the aggregate merger consideration.

The full text of Houlihan Smith’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Houlihan Smith. This opinion is attached as Annex B and is incorporated into this joint proxy statement/prospectus by reference. Houlihan Smith’s opinion is directed only to the fairness, from a financial point of view, to the shareholders of Redhook of the aggregate consideration to be paid by Redhook in the merger and the other terms of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available to Redhook, or Redhook’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger. Holders of Redhook common stock are encouraged to read this opinion carefully in its entirety. The summary of Houlihan Smith’s opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, Houlihan Smith:

•	reviewed the financial terms and conditions of the merger agreement;

•	reviewed financial and other information with regard to Widmer, including Widmer’s audited consolidated financial statements for the fiscal years ended December 31, 2001 through December 31, 2006, Widmer’s unaudited consolidated financial statements for the six month periods ended June 30, 2005 and 2006, the audited financial statements for Craft Brands for the fiscal years ended December 31, 2005 and 2006, and other financial information and projections prepared by Widmer;

•	reviewed publicly available financial information and other data with respect to Redhook, including its Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, and other such publicly available financial information;

•	conducted an on-site visit and held discussions with the senior management of Widmer regarding, among other items, the historic performance, current situation, and future prospects for Widmer;

•	conducted an on-site visit and held discussions with the senior management of Redhook regarding the selection process conducted with regard to the acquisition, Redhook’s decision to form a business combination with Widmer, and Redhook’s outlook for the future prospects of Widmer;

•	reviewed an appraisal of Widmer prepared by an independent third party appraiser as of May 4, 2007;

•	reviewed a proposal dated as of August 15, 2007 from a potential lender to provide credit facilities to Redhook to finance the potential acquisition of Widmer and to complete a facility expansion ;

•	reviewed financial and operating information with respect to certain publicly-traded companies in the brewery industry which Houlihan Smith believed to be generally comparable to the business of Redhook;

•	reviewed the financial terms of certain recent business combinations in the brewery industry specifically and in other industries generally; and

•	performed other financial studies, analyses and investigations, and considered such other information, as it deemed necessary or appropriate.

In connection with its review, Houlihan Smith relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its fairness opinion. In addition, Houlihan Smith did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Widmer. Houlihan Smith further relied upon the assurances from senior management of both Redhook and Widmer that they were unaware of any facts that would make the information provided to it to be incomplete or misleading for the purposes of its fairness opinion. Houlihan Smith has not assumed responsibility for any independent verification of this information nor has it assumed any obligation to verify this information.

In connection with its fairness opinion, Houlihan Smith performed valuation analyses of Widmer on a fair market basis, using the following methods:

•	A market valuation approach, using the guideline public company and comparable transactions methods; and

•	An income valuation approach, applying the discounted cash flow method.

Houlihan Smith then compared the merger consideration range offered in the merger to Houlihan Smith’s concluded fair market value range for Widmer in arriving at its conclusion that, as of the date of their opinion, the merger consideration was fair, from a financial point of view, to the shareholders of Redhook.

Market valuation analysis — Guideline public company.  In performing its market valuation using the guideline public company method, Houlihan Smith applied the trading multiples of certain publicly traded companies to Widmer to derive an indication of value. Houlihan Smith searched the universe of publicly traded companies on public exchanges and found five companies that met its criteria for comparability: Houlihan Smith based this criterion on industry similarity, focusing mainly on breweries; market capitalization below $1 billion; historic revenue growth of less than 20%; leverage ratio below 50%; and annual profitability in terms of EBITDA ranging from $1 million to $50 million. Houlihan Smith also looked for companies that had operating structures and customers as similar to Widmer as possible. Based on these criteria, Houlihan Smith selected the following five publicly traded companies in the brewing industry, which we refer to as the guideline companies: Redhook, Pyramid Breweries, Inc. (PMID), Big Rock Brewery Income Trust (BR.UN), Boston Beer Co. Inc. (SAM), and Mendocino Brewing Co. Inc. (MENB). A quantitative comparison of these guideline companies to Widmer based on revenue, growth and leverage, as of the twelve months ended September 30, 2007, is set forth below:

				Historical Growth Rates
	Revenue	EBITDA	Assets	Revenue	EBITDA	Net Income

Widmer Brothers Brewing Company	$86,021	$5,349	$63,628	22.9%	(14.5)%	(38.5)%
Pyramid Breweries, Inc.	48,933	1,066	34,577	(2.2)%	(51.3)%	NM
Big Rock Brewery Income Trust	38,646	10,146	40,769	(4.9)%	(3.5)%	(6.7)%
Boston Beer Co. Inc.	314,526	41,385	175,868	19.1%	43.1%	28.8%
Redhook Ale Brewery, Incorporated	38,423	772	75,323	14.7%	77.4%	NM
Mendocino Brewing Co. Inc.	34,397	1,388	23,841	9.6%	NM	NM

	Debt/	Debt/	Debt/		EBITDA/
	Equity (%)	Total Cap%	EBITDA		Interest

Widmer Brothers Brewing Company	76.3%	30.3%	3	.6x	16	.8x
Pyramid Breweries, Inc.	43.5%	30.3%	7	.79x	1	.65x
Big Rock Brewery Income Trust	0.0%	0.0%	0	.00x	3,229	.14x
Boston Beer Co. Inc.	0.0%	0.0%	0	.00x	0	.00x
Redhook Ale Brewery, Incorporated	7.4%	6.9%	5	.89x	2	.24x
Mendocino Brewing Co. Inc.	3.47%	77.7%	9	.03x	1	.30x

Houlihan Smith believes that the population of companies examined was of a sufficient size to provide adequate data for comparison; therefore, Houlihan Smith does not believe it was limited by sample size used. Houlihan Smith examined the criteria in the tables above and Widmer’s position among the comparables. Through this examination, Houlihan Smith found Widmer to be toward the midpoint in the majority of these metrics. As such, Houlihan Smith utilized a median multiple in arriving at its value indications. Houlihan Smith found no multiple adjustments necessary.

Houlihan Smith determined that valuations derived from multiples of EBITDA, or earnings before interest, taxes depreciation and amortization, and EBIT, or earnings before interest and taxes, of the guideline companies would provide the most meaningful indications of value. Utilizing publicly available information, Houlihan Smith calculated twelve month median multiples of EBITDA and EBIT for the guideline public companies as of September 28, 2007 of 12.8 and 33.8, respectively. After multiplying Widmer’s twelve month EBITDA and EBIT for the period ending June 30, 2007 by these selected median multiples, Houlihan Smith concluded an enterprise value range of $68.4 million to $106.3 million for Widmer.

Market valuation analysis — Comparable transactions.  The comparable transactions method is a market approach which analyzes transactions involving companies operating in similar industries. While it is known that no two companies are exactly alike, nor are any two transactions structured exactly the same, consideration is given to the similarity in capital structure, operations, size and profitability, as well as other operating characteristics of the target companies. Houlihan Smith searched the universe of publicly traded companies on public exchanges and found five relatively recent transactions within the brewery industry for comparison. Houlihan Smith limited its selection criteria by Standard Industrial Classification, or SIC code, specifying breweries and brewers as the target industry, a minimum transaction size of at least $25 million, and transactions for which a control position was obtained. Houlihan Smith believes that the population of companies examined was of a sufficient size to provide adequate data for comparison; therefore, Houlihan Smith does not believe it was limited by sample size used. However, given Widmer’s unique operating structure and target niche market as a craft brewer, there was a lack of reasonable and justifiable similarity, and therefore Houlihan Smith placed less weight on this approach when performing its analysis than the guideline public company method. The five comparable transactions selected by Houlihan Smith and the transaction values are set forth in the table below.

				Implied Enterprise
			Total Transaction	Value/	Implied Enterprise
Close Date	Target	Buyers	Value ($mm)	EBITDA	Value/EBIT

3/29/2007	Lakeport Brewing	Labbatt Brewing Company	$163.5	9.2	10.8
2/09/2005	Molson Inc.	Molson Coors Brewing Co	$4,994.1	11.7	13.5
10/17/2006	Sleeman Breweries	Sapporo Breweries Limited	$344.6	12.4	16.9
4/20/2006	Unibroue	Sleeman Breweries	$28.1	7.9	14.7
4/11/2006	Buergerliches Brauhaus Ingolstadt AG	VIB Vermoegen AG (DB:VIH)	$25.1	26.1	102.6

In order to arrive at an enterprise value range for Widmer, Houlihan Smith first determined the median EBITDA and EBIT multiples of the comparable transactions, which were 11.7 and 14.7, respectively, and then compared those multiples to Widmer’s EBITDA and EBIT for the period ending June 30, 2007. This analysis resulted in an enterprise value range of $46.2 million to $62.8 million for Widmer.

Discounted cash flow analysis.  Houlihan Smith also performed a discounted cash flow analysis of Widmer, and concluded a range of enterprise values of $71.8 million to $91.2 million. In performing this analysis, Houlihan Smith developed five-year projections for Widmer and performed reasonableness tests upon these projections based on discussions with both Redhook and Widmer management, an examination of industry trends and growth, an analysis of economic growth trends in general, and a review of the guideline public companies’ historical growth rates. Houlihan Smith assumed a discount rate of 15%, and terminal growth rate of 6%. Houlihan Smith’s detailed financial projections for Widmer and the fair market enterprise value of Widmer after conducting the discounted cash flow analysis, are included in this joint proxy statement/prospectus as an attachment to Annex B, and are incorporated herein by reference.

Redhook believes that the projections used by Houlihan Smith for its discounted cash flow analysis of Widmer were prepared in good faith and on bases believed to be reasonable. However, the projections (and the assumptions and information upon which they are based) are forward-looking statements that are inherently subjective, imprecise and subject to considerable uncertainties and risks. In particular, most of the assumptions and information upon which the projections are based relate to future events, conditions and circumstances which cannot be reliably predicted and over which Redhook may have little or no control. Redhook cannot predict whether the assumptions and other future variables upon which the projections are based will ultimately prove to be accurate.

The projections were prepared and the underlying assumptions were made on the basis of the information existing and available at the time of such preparation. The projections have not been updated, and Redhook does not intend to update the projections or the underlying assumptions to reflect any subsequent or future developments or otherwise. Redhook specifically disclaims any duty to update the projections or the underlying assumptions unless required to do so by applicable law.

The projections were not prepared in compliance with any regulations or guidelines promulgated by the Securities and Exchange Commission or the American Institute of Certified Public Accountants relating to the presentation of prospective financial information, nor were they prepared in accordance with GAAP. Neither Redhook’s auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information contained in the projections. In addition, neither Redhook’s auditors nor any other independent accountants have expressed any opinion or any other form of assurance with respect to such information, the projections or their achievability.

The inclusion of the projections should not be regarded as an indication that Redhook, Widmer, Houlihan Smith or any other person who received the projections considered, or now considers, such information to be a reliable prediction of future events, and such information should not be relied on as such. Neither Redhook, Widmer nor Houlihan Smith has made any representations or warranties, or provided any other assurances, with respect to the projections or the underlying assumptions.

Each of the analyses conducted by Houlihan Smith was carried out to provide a particular perspective of the merger. Houlihan Smith did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness to the shareholders of Redhook of the aggregate consideration to be paid in the merger. Houlihan Smith did not place any specific reliance or weight on any individual analysis, but instead, concluded that its analyses taken as a whole supported its conclusion and fairness opinion. Accordingly, Houlihan Smith believes that its analyses must be considered in their entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by it in connection with the preparation of the fairness opinion.

Widmer Valuation Report

In connection with its written opinion, Houlihan Smith reviewed a written valuation report of Widmer as of March 31, 2007 prepared for Redhook by Corporate Advisory Associates, which we refer to as CAA. CAA, and its principal T.S. Tony Leung, has provided business valuation services to its clients in connection with mergers and acquisitions, corporate reorganizations, estate and gift tax reporting and business litigation since 1978.

In March, 2007, the corporate strategy committee of the Redhook board of directors, which we refer to as the CSC, retained CAA to assist the board in determining the range of market values as of March 31, 2007 for a 100 percent equity interest in Widmer. Redhook agreed to pay CAA a non-contingent fee of $25,000 for its services in providing the valuation report. Redhook has also agreed to indemnify CAA with respect to its services relating to the valuation report. CAA has had no prior material relationships with Widmer or Redhook.

In connection with its report, CAA:

•	visited Widmer’s facilities in Portland, Oregon and met with its management to discuss the business operations of Widmer and Craft Brands Alliance LLC;

•	reviewed various financial reports prepared by Widmer management, including Widmer’s audited financial statements from 2002 through 2005, and draft audited statements for 2006, unaudited financial statements for Widmer for the two months ending February 28, 2007, financial reports for Craft Brands for the fiscal years ended December 31, 2004 through 2006, and other financial information and projections prepared by Widmer;

•	reviewed Widmer’s Articles of Incorporation, with amendments, Widmer’s restated Bylaws, and the Operating Agreement of Craft Brands;

•	reviewed material agreements of Widmer and Craft Brands, including the Master Distributor Agreement between Widmer Brothers Brewing Company and Anheuser-Busch, Incorporated; dated July 1, 2004; and the Supply, Distribution, and Licensing Agreement by and between Craft Brands Alliance LLC and Widmer Brothers Brewing Company, dated July 1, 2004;

•	reviewed certain minutes of the Widmer board of directors;

•	reviewed certain property appraisals relating to Widmer property;

•	researched and reviewed certain market pricing information; and

•	performed such other analyses and review as CAA deemed appropriate.

In connection with its report, CAA did not independently verify the information discussed with or reviewed by it and assumed its accuracy and completeness of such information in all material respects in rendering its report.

In connection with providing its report on the range of market values as of March 31, 2007 for a 100 percent equity interest in Widmer, CAA used the following methods of analysis:

•	a precedent transaction analysis, which looked at other transactions of domestic craft brewing companies where control ownership changed hands;

•	a comparable public company analysis, which involved review of the stock price, financial information, and implied valuation ratios of certain publicly-traded companies operating in the domestic craft brewing industry;

•	a future projection analysis of Widmer’s projected financial results for 2007 and 2008;

•	a valuation of Widmer on a going-concern basis; and

•	a valuation of Widmer on a net asset value basis.

Based upon its analysis, CAA concluded that the range of market value for a 100 percent equity interest in Widmer could be reasonably stated at $60,000,000 to $77,000,000. This range of value considered the impact of Widmer’s brewery expansion project and the associated debt. It also recognized the risk of the operation before and after expansion, including the risk that the capacity addition may not be fully utilized.

The full text of CAA’s valuation report describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CAA. This report dated May 4, 2007 is attached to this joint proxy statement/prospectus as Annex C and is incorporated herein by reference. CAA’s report is a summary of the material financial analyses undertaken by CAA on behalf of the CSC. It does not purport to be a complete description of analyses performed by CAA. Analysis and conclusion of a range of market value for a business ownership interest is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. CAA made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered. Accordingly, CAA believes that its analyses must be considered as a whole, and that selecting portions of the analysis or the report without considering the analyses as a whole, could create an incomplete view of the process underlying CAA’s report.

Form of the Merger

The merger agreement provides that at the effective time, Widmer will be merged with and into Redhook. Upon the consummation of the merger, Redhook will continue as the surviving corporation and will be renamed Craft Brewers Alliance, Inc.

Merger Consideration

Exchange Ratio

At the effective time of the merger, each holder of shares of common or preferred stock of Widmer will be entitled to receive, in exchange for each share held, 2.1551 shares of Redhook common stock. The shares of Redhook common stock that Widmer security holders will be entitled to receive pursuant to the merger are expected to represent approximately 50% of the outstanding shares of the combined company immediately following the consummation of the merger. This percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger.

There will be no adjustment to the total number of shares of Redhook common stock Widmer security holders will be entitled to receive for changes in the market price of Redhook common stock. The merger agreement does not include a price-based termination right.

Fractional Shares

No fractional shares of Redhook common stock will be issued in connection with the merger. Instead, each Widmer shareholder who would otherwise be entitled to receive a fraction of a share of Redhook common stock, after aggregating all fractional shares of Redhook common stock issuable to such shareholder, will be entitled to receive in cash the dollar amount, rounded to the nearest cent, determined by multiplying such fraction by the closing price of Redhook common stock reported on the Nasdaq Stock Market on the last trading day before the closing date of the merger.

Exchange of Certificates

Prior to the effective time of the merger, Redhook will appoint a bank or trust company, which we refer to as the exchange agent, to assist in the exchange of Widmer stock certificates for certificates representing the Redhook common stock that will be issued in the merger. The merger agreement provides that, as soon as reasonably practicable after the closing of the merger, Redhook will cause the exchange agent to send, to each record holder of Widmer capital stock immediately prior to the effective time of the merger, a letter of transmittal and instructions for surrendering and exchanging the record holder’s Widmer stock certificates. Upon surrender of a Widmer stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent may reasonably require, the holder of the Widmer stock certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Redhook common stock that such holder has the right to receive pursuant to the provisions of the merger agreement; and

•	cash in lieu of any fractional share of Redhook common stock.

The Widmer stock certificates surrendered will be cancelled.

At the effective time of the merger, all holders of certificates representing shares of Widmer capital stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as shareholders of Widmer. In addition, no transfer of Widmer capital stock after the effective time of the merger will be registered on the stock transfer books of Widmer.

If any Widmer stock certificate has been lost, stolen or destroyed, the exchange agent may, in its discretion, and as a condition to the delivery of a certificate representing the shares of Redhook common stock issuable pursuant to the merger with respect to the lost, stolen or destroyed certificate, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed, to post a bond indemnifying Redhook and the exchange agent against any claim suffered related to the lost, stolen or destroyed certificate, and to pay a handling or other fee in an amount determined by the exchange agent in its discretion.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Widmer capital stock will be deemed to represent only the right to receive shares of Redhook common stock and cash in lieu of any fractional share of Redhook common stock. Redhook will not pay dividends or other distributions on any shares of Redhook common stock to be issued in exchange for any unsurrendered Widmer stock certificate until the Widmer stock certificate is surrendered as provided in the merger agreement.

Effective Time of the Merger

The merger agreement requires Redhook and Widmer, unless they agree to another time, to complete the merger no later than three business days after all of the conditions to the merger, as specified in the merger agreement, are satisfied or waived, including the adoption of the merger agreement by the shareholders of Widmer and the approval by the Redhook shareholders of the issuance of Redhook common stock pursuant to the merger. The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Washington and the Secretary of State of the State of Oregon or at such later time as is agreed by Redhook and Widmer and specified in the articles of merger. Redhook and Widmer anticipate that the consummation of the merger will occur early in the third quarter of 2008. However, because the merger is subject to a number of conditions, neither Redhook nor Widmer can predict exactly when the closing will occur or if it will occur at all.

Interests of Redhook’s Directors and Executive Officers in the Merger

In considering the recommendation of the Redhook board of directors with respect to issuing shares of Redhook common stock as contemplated by the merger agreement, Redhook’s shareholders should be aware that certain members of the board of directors and executive officers of Redhook have interests in the merger that may be different from, or in addition to, the interests of Redhook’s shareholders. Redhook’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and recommend that Redhook’s shareholders approve the issuance of shares of Redhook common stock as contemplated by the merger agreement at the Redhook annual meeting.

John Glick and Anthony Short, who serve on Redhook’s board of directors as designees of A-B, also serve as directors of Widmer. Mr. Short will serve as a director of the combined company following the merger. As of February 29, 2008, Busch Investment Corporation, an affiliate of A-B, held of record 2,761,713 shares of Redhook common stock, which represented approximately 33.1% of the total number of shares of Redhook common stock outstanding on that date. In addition, Busch Investment Corporation held on that date 1,534,655 shares of Widmer common stock, which comprised approximately 40.5% of the total number of shares of Widmer common stock outstanding on that date. If the merger is consummated and A-B does not exercise statutory dissenters’ rights, A-B will be entitled to receive 3,307,334 shares of Redhook common stock in exchange for its Widmer shares. When combined with existing shares of Redhook common stock held by A-B, A-B’s aggregate holdings of Redhook common stock will total 6,069,047 shares, or approximately 36.3% of the total number of shares of Redhook common stock outstanding following the merger. This percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger and that currently outstanding options to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger.

During the course of the merger discussions between Redhook and Widmer, A-B representatives communicated to Redhook management that A-B concurred that a business combination between the two companies could be beneficial to the shareholders of Redhook. In addition, at the request of Redhook, Messrs. Glick and Short, who also were serving as designees of A-B on the board of Widmer, acted as facilitators to help advance discussions regarding the parameters of integrating the business operations and management of the two companies, both of whose products were distributed by A-B. David West, a representative of A-B, also participated in a portion of these discussions. However, neither Mr. Glick, Mr. Short or Mr. West nor any other representative of A-B participated in negotiations regarding the economic or other terms of the merger. In addition, Messrs. Glick and Short each abstained during Redhook board meetings from voting and deliberations concerning the merger.

As of February 29, 2008, the directors and executive officers of Redhook beneficially owned a total of 12.2% of the outstanding shares of Redhook common stock.

If the merger is consummated, Paul Shipman, Redhook’s Chairman of the Board and Chief Executive Officer, will cease to be a director but will serve as Chairman Emeritus and provide services as a consultant to Redhook’s board of directors for a term of approximately one year. Upon expiration of that term, Mr. Shipman will receive certain severance benefits from Redhook. These arrangements are discussed below in greater detail in the section entitled “Agreements Related to the Merger — Employment and Consulting Agreements — Employment Agreement with Paul Shipman.”

It is anticipated that, following the closing of the merger, the combined company accounting and information systems functions will be relocated to Portland, Oregon and a new Chief Financial Officer will be appointed. Redhook has entered into a letter of agreement with Jay T. Caldwell, its current Chief Financial Officer and Treasurer, under which he will be paid a base salary of $15,000 per month, which will increase to $20,000 if his services are required after June 30, 2008. Redhook has subsequently notified Mr. Caldwell that it expects to require his services until August 15, 2008. Under the agreement, Mr. Caldwell is also eligible for a specified bonus and is entitled to one year of severance, based on a salary of $15,000 per month, and certain other benefits if his employment is terminated by Redhook without cause. This agreement is discussed below in greater detail in the section entitled “Agreements Related to the Merger — Employment and Consulting Agreements — Other Employment and Consulting Agreements.”

One of the conditions to closing under the merger agreement is that Redhook enter into employment agreements with certain of the other individuals who will serve as executive officers of the combined company following the merger. Redhook anticipates entering into a letter agreement with David Mickelson that will provide for at-will employment at a specified base salary and with a specified bonus opportunity and severance entitlement.

Two individuals resigned as executive officers of Redhook in February 2008. However, each has agreed to remain as a non-executive employee of Redhook for a period of time. At the end of the respective period for each individual, he will receive severance equal to a specified number of months of his base salary, together with certain other benefits, provided that he executes a release and agrees not to compete with the combined company for a period of one year thereafter. These arrangements are discussed below in greater detail in the section entitled “Agreements Related to the Merger — Employment and Consulting Agreements — Other Employment and Consulting Agreements.”

Interests of Widmer’s Directors and Executive Officers in the Merger

In considering the recommendation of the Widmer board of directors with respect to approval of the merger agreement by Widmer’s shareholders at the Widmer special meeting, Widmer’s shareholders should be aware that certain members of the board of directors and executive officers of Widmer have interests in the merger that may be different from, or in addition to, the interests of Widmer’s shareholders. Widmer’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger and to recommend that Widmer’s shareholders approve the merger agreement at the Widmer special meeting.

John Glick, Andrew Goeler and Anthony Short serve on Widmer’s board of directors as designees of A-B. Messrs. Glick and Short also serve as directors of Redhook. Messrs. Goeler and Short will serve as directors of the combined company following the merger. Busch Investment Corporation, an affiliate of A-B, is a significant shareholder of Widmer and also a significant shareholder of Redhook, as discussed above in greater detail in the section entitled “The Merger — Interests of Redhook’s Directors and Executive Officers in the Merger.”

During the course of the merger discussions between Redhook and Widmer, A-B representatives communicated to Widmer management that A-B concurred that a business combination between the two companies could be beneficial to the shareholders of Widmer. In addition, Messrs. Glick and Short, who also were serving as designees of A-B on the board of Redhook, acted as facilitators to help advance discussions regarding the parameters of integrating the business operations and management of the two companies, both of whose products were distributed by A-B. David West, a representative of A-B, also participated in a portion of these discussions. However, neither Mr. Glick, Mr. Goeler, Mr. Short or Mr. West nor any other representative of A-B participated in negotiations regarding the economic or other terms of the merger. In addition, Messrs. Glick, Goeler and Short each abstained during Widmer board meetings from voting and deliberations concerning the merger.

Terry Michaelson, who is currently the President of Craft Brands and will be Co-Chief Executive Officer of the combined company, is a party to agreements under which he will receive certain compensation if the merger is completed. Under a stock transfer agreement, Kurt and Robert Widmer have agreed to transfer to Mr. Michaelson before the closing of the merger a total of 13,600 of their shares of Widmer common stock. In addition, pursuant to a second amended and restated consulting agreement dated as of January 31, 2008, Widmer has agreed that immediately prior to completion of the merger it will pay Mr. Michaelson $288,000 in cash and issue to him 8,120 shares of Widmer common stock. For a period of one year following the merger, Mr. Michaelson will be prohibited from selling or otherwise transferring the shares of Redhook common stock he receives in the merger in exchange for these 8,120 shares of Widmer common stock.

As of February 29, 2008, directors and executive officers of Widmer beneficially owned a total of 43.4% of the outstanding shares of Widmer common stock. Also as of that date, A-B beneficially owned 40.5% and the sister of Kurt and Robert Widmer beneficially owned 5.9% of the outstanding shares of Widmer common stock. Beneficial ownership percentages include Widmer common stock that will be transferred and issued to Terry Michaelson prior to the closing of the merger, as described above.

One of the conditions to closing under the merger agreement is that Redhook enter into employment agreements with certain employees of Widmer and Craft Brands who will serve as employees of the combined company following the merger. Redhook anticipates entering into agreements with Kurt Widmer, Robert Widmer, Terry Michaelson, Timothy McFall, Sebastian Pastore and Martin Wall that, effective as of the closing of the merger, will provide for employment of each of these individuals at specified base salaries with specified bonus opportunities and severance entitlements. The agreements with Kurt Widmer and Robert Widmer will have a term of approximately two years, and the agreements with the other individuals will provide for at-will employment.

Regulatory Approvals Required for the Merger

Redhook and Widmer have each agreed to use commercially reasonable efforts in order to obtain all regulatory approvals required in order to consummate the merger. These approvals include consents and authorizations relating to the regulation of alcoholic beverages that must be obtained from various federal and state agencies.

In the United States, Redhook must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq Stock Market in connection with the issuance of shares of Redhook common stock and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective.

Although neither Redhook nor Widmer expects regulatory authorities to raise any significant objections in connection with their review of the merger, neither Redhook nor Widmer can assure you that they will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger.

Tax Treatment of the Merger

Each of Widmer and Redhook expects the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Material United States Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to Widmer shareholders upon an exchange of their Widmer common or preferred stock for Redhook common stock in the merger. This summary is based upon current provisions of the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to Redhook, Widmer, or the shareholders of Widmer, as described in this summary. This summary is not binding on the Internal Revenue Service, which we refer to as the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein.

This summary applies only to a Widmer shareholder that is a “U.S. person,” defined to include:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, or any political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes; and

•	any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

For purposes of this discussion, any Widmer shareholder that is neither a “U.S. person” as defined above nor an entity that is treated as a partnership or disregarded entity for U.S. federal income tax purposes is, , a “non-U.S. person.”

No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders of Widmer common or preferred stock that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers, and traders in securities;

•	non-U.S. persons;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts, or insurance companies;

•	partnerships, limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations, and other pass-through entities and investors in such entities;

•	holders who are subject to the alternative minimum tax provisions of the Code;

•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold shares that constitute small business stock within the meaning of Section 1202 of the Code;

•	holders with a functional currency other than the U.S. dollar;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle, or other risk reduction strategy; or

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset).

If an entity treated as a partnership for U.S. federal income tax purposes holds Widmer common or preferred stock, the tax treatment of a person holding interests in that entity generally will depend upon the status of that person and the activities of that entity. Such entities and persons holding interests in such entities should consult a tax advisor regarding the tax consequences of the merger.

The following discussion does not address:

•	the tax consequences of the merger under U.S. federal non-income tax laws or under state, local, or foreign tax laws;

•	the tax consequences of transactions effectuated before, after, or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Widmer shares are acquired or Redhook shares are disposed of;

•	the tax consequences of the receipt of Redhook shares other than in exchange for Widmer shares;

•	the tax consequences of the ownership or disposition of Redhook shares acquired in the merger; or

•	the tax implications of a failure of the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Accordingly, holders of Widmer common and preferred stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under U.S. federal non-income tax laws and state, local, and foreign tax laws.

The opinion of Riddell Williams P.S., corporate counsel for Redhook, regarding the U.S. federal income tax consequences of the merger to holders of Widmer common and preferred stock is attached as Exhibit 8.1 to the registration statement of which this joint proxy statement/prospectus is a part. The opinion concludes, subject to the limitations, qualifications, assumptions and caveats set forth therein, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling has been or will be requested from the IRS in connection with the merger.

Assuming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368a of the Code, the following material U.S. federal income tax consequences will result:

•	Redhook, Widmer and the Redhook shareholders will not recognize any gain or loss solely as a result of the merger.

•	Shareholders of Widmer will not recognize any gain or loss upon the receipt of solely Redhook common stock for their Widmer common or preferred stock, other than with respect to cash received in lieu of fractional shares of Redhook common stock.

•	The aggregate tax basis of the shares of Redhook common stock received by a Widmer shareholder in the merger (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of Widmer common and preferred stock surrendered in exchange therefor.

•	The holding period of the shares of Redhook common stock received by a Widmer shareholder in the merger will include the holding period of the shares of Widmer common and preferred stock surrendered in exchange therefor.

•	Generally, cash payments received by Widmer shareholders in lieu of fractional shares of Redhook common stock will be treated as if such fractional shares were issued in the merger and then sold. A shareholder of Widmer who receives a cash payment in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between the shareholder’s basis in the fractional share and the amount of cash received. The gain or loss will be a capital gain or loss and will be long term capital gain or loss if the Widmer common or preferred stock is held by the shareholder as a capital asset at the effective time of the merger and the shareholder’s holding period for his, her, or its Widmer common or preferred stock is more than one year.

Each Widmer shareholder that owned at least one percent (by vote or value) of the total outstanding stock of Widmer is required to attach a statement to the shareholder’s federal income tax return for the year in which the merger occurs that contains the information listed in Treasury Regulations Section 1.368-3(b).Such statement must include the shareholder’s tax basis in the shareholder’s Widmer common and preferred stock and the fair market value of such stock.

For purposes of the above discussion of the bases and holding periods for shares of Widmer common or preferred stock and Redhook common stock, shareholders who acquired different blocks of Widmer common or preferred stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged, converted, cancelled, or received in the merger.

The above discussion does not apply to Widmer shareholders who properly perfect dissenters’ rights. Generally, a Widmer shareholder who perfects dissenters’ rights with respect to such shareholder’s shares of Widmer common or preferred stock will recognize capital gain or loss equal to the difference between such shareholder’s tax basis in those shares and the amount of cash received in exchange for those shares.

Certain noncorporate Widmer shareholders may be subject to backup withholding, at a rate of 28% for 2008, on cash received pursuant to the merger. Backup withholding will not apply, however, to a Widmer shareholder who (1) furnishes a correct taxpayer identification number and certifies that the Widmer shareholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (3) is otherwise exempt from backup withholding. If a Widmer shareholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Widmer shareholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Widmer shareholder’s U.S. federal income tax liability, provided that the Widmer shareholder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. WIDMER SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS.

Dissenters’ Rights

Under Oregon law, holders of Widmer common stock are entitled to dissenters’ rights in connection with the merger. Holders of Redhook common stock and Widmer preferred stock do not have dissenters’ rights. The dissenters’ rights of holders of Widmer common stock are governed by the provisions of Section 60.551 to Section 60.594 of the OBCA, a copy of which is attached to this joint proxy statement/prospectus as Annex D. Under these provisions of the OBCA, holders of Widmer common stock who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the consideration to be paid in the merger. The value so determined could be more or less than the value of the consideration payable in the merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights.

To perfect dissenters’ rights, a shareholder must send or deliver a written notice of dissent to Widmer prior to the vote on the merger at the special meeting and must not vote in favor of the merger. If the shareholder does not provide written notice of dissent before the meeting, the shareholder is not entitled to payment for the shareholder’s shares.

If the merger agreement is approved, Widmer will deliver a written dissenters’ notice to all shareholders who have satisfied the requirements described above. The notice will be sent no later than 10 days after the special shareholders’ meeting. The notice will, among other things, state where the payment demand must be sent and where and when stock certificates, if any, must be deposited, and will include a form for demanding payment. The form will include the date of the first announcement of the terms of the merger and will require certification as to whether or not the dissenter acquired beneficial ownership before that date. The dissenters’

notice will also set a date by which Widmer must receive the payment demand. The date will not be fewer than 30 nor more than 60 days following the date Widmer delivers the written dissenters’ notice as described above. The notice will also include a copy of applicable provisions of the OBCA.

A shareholder receiving a dissenters’ notice must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice, and deposit stock certificates, if any, in accordance with the terms of the notice. A shareholder who does not properly and timely satisfy these requirements will not be entitled to payment for his or her shares under the dissenters’ rights statutes and will instead receive the merger consideration.

Upon its receipt of a proper and timely payment demand, Widmer will pay each dissenter the amount that Widmer estimates to be the fair value of such dissenter’s shares, plus accrued interest. The payment will be accompanied by, among other things, a copy of Widmer’s balance sheet and income statement, a statement of the estimate of the fair value of the shares, an explanation of how interest was calculated, and a copy of the applicable provisions of the OBCA.

Within 30 days of Widmer’s offer, a dissenter may notify Widmer in writing of the dissenter’s own estimate of the fair value of the shares and the amount of interest due. The dissenter may then reject Widmer’s offer and demand payment of the dissenter’s estimate under the following limited conditions: (i) if the dissenter believes that Widmer’s offer is less than the fair value of the dissenter’s shares or that Widmer has incorrectly calculated the interest, (ii) if Widmer fails to make payment within 60 days of the date set for demanding payment, or (iii) if Widmer does not act on the merger and fails to return the deposited certificates within 60 days after the date set for demanding payment.

If a demand for payment remains unsettled, Widmer will commence a proceeding within 60 days after receiving the dissenter’s payment demand and petition the court to determine the fair market value of the shares and accrued interest.

The foregoing summary of the rights of dissenting shareholders under the OBCA does not purport to be complete and is qualified in its entirety by reference to the OBCA. The preservation and exercise of dissenters’ rights, if any, require strict adherence to the applicable provisions of the OBCA.

Any failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The merger agreement has been attached to this joint proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Redhook or Widmer. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that Redhook and Widmer have made to one another as of specific dates. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While Redhook and Widmer do not believe that these disclosure schedules contain information required to be publicly disclosed under applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Redhook or Widmer because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Redhook and Widmer and are modified by the disclosure schedules.

General

Widmer will merge with and into Redhook, with Redhook continuing as the surviving corporation under the new name Craft Brewers Alliance, Inc., which we refer to as CBAI.

Closing and Effective Time of the Merger

The merger will close on a date agreed upon by Redhook and Widmer not more than three business days after the date on which the last of the conditions provided in the merger agreement is satisfied or waived.

The effective time of the merger will be the date and time mutually agreed upon by Redhook and Widmer and specified in the articles of merger filed with the Secretary of State of the State of Washington and the Secretary of State of the State of Oregon.

Merger Consideration

At the effective time of the merger, Widmer security holders will be entitled to receive the number of shares of Redhook common stock calculated by multiplying 2.1551 times the number of Widmer shares that are then outstanding, excluding any dissenting Widmer shares (i.e., those for which dissenters’ rights have been exercised under the OBCA). The shares of Redhook common stock will be allocated among the holders of Widmer common stock and the holders of Widmer Series D preferred stock as follows:

•	Each outstanding share of Widmer common stock that has not exercised dissenters’ rights will be canceled and converted into, and represent the right to receive, 2.1551 shares of Redhook common stock.

•	Each outstanding share of Widmer Series D preferred stock will be canceled and converted into, and represent the right to receive, 2.1551 shares of Redhook common stock.

•	Each share of Widmer common stock that has exercised dissenters’ rights will be converted into the right to receive payment from CBAI in accordance with the OBCA.

No fractional shares of Redhook common stock will be issued by virtue of the merger. Instead, each Widmer security holder otherwise entitled to receive a fractional share of Redhook common stock will receive a cash payment, rounded to the nearest cent, equal to such fraction multiplied by the closing price of Redhook common stock on the Nasdaq Stock Market on the last trading day before the closing date of the merger.

The shares of Redhook common stock to be issued in the merger will be equal to approximately 50% of the outstanding shares of the combined company immediately following the consummation of the merger. This percentage assumes that no security holder of Widmer exercises dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger.

Articles of Incorporation and Bylaws of Redhook

At the effective time of the merger, the Redhook articles of incorporation will be amended to change the name of the corporation to Craft Brewers Alliance, Inc. The Redhook bylaws in effect immediately prior to the effective time of the merger will be the bylaws of the combined company.

Directors and Officers of Redhook Following the Merger

Effective as of the closing of the merger, the combined company’s board of directors will consist of a total of two current Redhook independent directors, two directors designated by A-B and three directors designated by Widmer. The Widmer designees who will join the combined company’s board of directors are: Kurt Widmer, who will serve as Chairman of the Board, Timothy Boyle and Kevin Kelly. The other four directors will be David Lord and John Rogers, Jr. and A-B designated directors Andrew Goeler and Anthony Short. Messrs. Lord, Rogers and Short currently serve as Redhook directors. Mr. Goeler has been designated by A-B to replace John Glick, who currently serves as one of the A-B designated Redhook directors. Paul Shipman, Redhook’s Chairman of the Board and Chief Executive Officer, will cease to be a director but will serve as Chairman Emeritus for a period of approximately one year. Frank Clement, John Glick and Michael Loughran, who currently serve as Redhook directors, also will not continue as directors following the merger.

Effective as of the closing of the merger, the officers of the combined company will be as follows:

Co-Chief Executive Officer	Terry E. Michaelson
Co-Chief Executive Officer	David J. Mickelson
Chief Financial Officer and Treasurer	Jay T. Caldwell
Chief Accounting Officer	Mark D. Moreland
Vice President of Marketing	Timothy G. McFall
Vice President of Brewing Operations and Technology	V. Sebastian Pastore
Vice President of Sales	Martin J. Wall, IV
Vice President of Corporate Quality Assurance and Industry Relations and Assistant Secretary	Robert P. Widmer
Secretary	Mary Ann Frantz

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•	The registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, must have become effective in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the Securities and Exchange Commission, seeking a stop order.

•	The issuance of shares of Redhook common stock in connection with the merger must have been duly approved by the affirmative vote of a majority of the total votes cast on the proposal.

•	The shares of Redhook common stock to be issued in connection with the merger must have been approved for listing on the Nasdaq Stock Market.

•	No statute, rule, or regulation enacted or promulgated, nor any action, suit, or proceeding pending or threatened before any court or quasi judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, stipulation, ruling, or charge would: (A) prevent consummation of the merger, or any other transaction or agreement contemplated by the merger agreement; or (B) cause the merger, or any other transaction or agreement contemplated by the merger agreement, to be rescinded following consummation (and no such judgment, order, decree, stipulation, injunction, ruling or charge shall be in effect).

•	Employment agreements between Redhook and the following individuals must have been duly executed and delivered by the parties thereto: Kurt Widmer, Robert Widmer, Terry Michaelson, David Mickelson, Timothy McFall, Martin Wall, and Sebastian Pastore.

•	Widmer’s shareholders must have duly approved the merger.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	All representations and warranties of the other party in the merger agreement must be true and correct in all material respects as of the closing date of the merger with the same force and effect as if made on that date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date.

•	The other party to the merger agreement must have given all notices, made all filings and obtained all authorizations, consents, and approvals required by the merger agreement.

•	The other party must have given all notices, made all filings, and obtained all authorizations, consents, and approvals that relate to the regulation of alcoholic beverages and that are required by any governmental authority to be given, made, or obtained by that other party in order to consummate the merger.

•	The other party’s board of directors must have duly approved the merger.

•	The other party must have delivered a certificate executed by its Chief Executive Officer and Secretary on behalf of that party stating that certain conditions specified in the merger agreement have been satisfied in all respects.

•	The other party must have performed and complied in all material respects with its covenants and obligations under the merger agreement.

In addition, the obligation of Redhook to complete the merger is subject to the satisfaction or waiver by Redhook, at or prior to the closing, of each of the following conditions:

•	The total number of Widmer shares held by Widmer shareholders who have exercised dissenters’ rights must be less than 5% of the outstanding Widmer shares.

•	Widmer must have provided Redhook with certified copies of resolutions of Widmer’s board of directors and shareholders authorizing the execution and delivery of the merger agreement and the consummation of the merger.

•	There must not have been any statute, rule, or regulation enacted or promulgated, nor any action, suit, or proceeding pending or threatened before any court or quasi judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, stipulation, ruling, or charge would adversely affect Redhook’s right to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, stipulation, ruling, or charge must be in effect).

•	Redhook must have received confirmation that any title policies for Widmer real property that Redhook has requested will be issued.

•	Non-competition and non-solicitation agreements between Redhook and Kurt Widmer and Robert Widmer must have been duly executed and delivered to Redhook. The terms of these non-competition and non-solicitation agreements are summarized under “Agreements Related to the Merger” below.

•	Shareholder lock-up agreements between Redhook and each of the following Widmer security holders must have been duly executed and delivered to Redhook: Kurt Widmer, Robert Widmer, Ann Widmer, Barbara Widmer, Timothy Boyle and Kristen Maier-Lenz. The terms of these shareholder lock-up agreements are summarized under “Agreements Related to the Merger” below.

•	Redhook must have received satisfactory evidence from A-B of A-B’s waiver of its rights under the two Master Distributor Agreements between A-B and Widmer dated June 6, 2006, and July 1, 2004, respectively, to terminate those agreements as a result of consummation of the merger.

•	Widmer must have entered into long-term leases for certain parcels of real property.

•	Redhook must have received satisfactory evidence from Widmer that Goose Holdings, Inc., and Fulton Street Brewery, LLC, have each consented to the merger and have agreed to enter into an amended operating agreement for Fulton Street Brewery, LLC after the closing date of the merger.

•	Redhook must have received an opinion letter dated as of the closing date from Miller Nash LLP, corporate counsel for Widmer, regarding certain corporate and other matters in connection with the merger.

•	Widmer must have delivered to Redhook: (i) a certificate of existence of Widmer issued by the Oregon Secretary of State; (ii) a certified copy of Widmer’s articles of incorporation and bylaws; and (iii) a tax certification in form and substance reasonably satisfactory to Redhook.

•	All actions to be taken by Widmer in connection with consummation of the merger and all certificates, opinions, instruments, and other documents required to effect the merger must be reasonably satisfactory in form and substance to Redhook.

In addition, the obligation of Widmer to complete the merger is further subject to the satisfaction or waiver by Widmer, at or prior to the closing, of each of the following conditions:

•	Redhook and Paul Shipman must have entered into a consulting agreement. The terms of this consulting agreement are summarized under “Agreements Related to the Merger” below.

•	Paul Shipman must have tendered his resignation from all officer positions with Redhook as of the effective date of the merger.

•	Paul Shipman and two of Redhook’s independent directors must have tendered their resignations as directors of Redhook as of the effective date of the merger.

•	Widmer must have received an opinion letter from Riddell Williams P.S., corporate counsel for Redhook, regarding certain corporate and other matters in connection with the merger.

•	Redhook must have delivered to Widmer a certificate of existence of Redhook issued by the Washington Secretary of State.

•	All actions to be taken by Redhook in connection with consummation of the merger and all certificates, opinions, instruments, and other documents required to effect the merger must be reasonably satisfactory in form and substance to Widmer.

Covenants

Redhook and Widmer have each agreed to use commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate the merger in accordance with the terms of the merger agreement.

Notices and Consents

Each of Redhook and Widmer has agreed to give the notices to third parties and governmental authorities, and to use commercially reasonable efforts to obtain or make the filings, authorizations, consents, and approvals for which it is responsible under the merger agreement. Each party has also agreed that it will not make any agreements or understandings adversely affecting it or its business or assets in any material way as a condition to obtaining any such authorizations, consents, or approvals, except with the prior written consent of the other party.

Regulatory Matters and Approvals

Redhook has agreed to prepare a registration statement and joint proxy statement/prospectus on Form S-4 and file it with the Securities and Exchange Commission in connection with the issuance of Redhook common stock in the merger. In connection with the registration statement and the joint proxy statement/prospectus, Widmer has agreed to prepare and furnish all information concerning itself as may be required or reasonably requested by Redhook, including information relating to it and its directors, officers, and shareholders. Widmer and its counsel must cooperate with and assist Redhook and its counsel in the preparation of these documents. Widmer must also cooperate with Redhook and Redhook’s counsel, financial advisor, and accountants in requesting and obtaining appropriate opinions, consents, and letters from its independent registered public accounting firm.

Redhook has agreed to use all reasonable efforts to cause the registration statement to be declared effective under the Securities Act as promptly as reasonably practicable after its filing. The parties have agreed that after the registration statement is declared effective under the Securities Act, each will, at its own expense, promptly mail the joint proxy statement/prospectus to its shareholders.

Redhook and Widmer have each agreed to give all notices, make all filings, and obtain all authorizations, consents, and approvals that relate to the regulation of alcoholic beverages and that are required by any governmental authority to be given, made, or obtained by that particular party in order to consummate the merger.

Operation of Business

Each party has agreed that, except as expressly agreed to in writing, after the date of the merger agreement it will conduct its business in the same manner as before, and only in the ordinary course consistent with past practice. Each party has agreed to use its commercially reasonable efforts to preserve its business organization and keep available the services of its current officers and employees, to the end that its goodwill and ongoing business will not be impaired at the closing date in any material respect. During such time, each party has agreed that, unless expressly agreed to in writing, it will not:

•	institute any new methods of operation, purchase, sale, lease, management, or accounting (except as may be required under GAAP), or engage in any transaction or activity other than in the ordinary course of business consistent with past practice;

•	amend its articles of incorporation or bylaws;

•	purchase, issue, sell, transfer, pledge, dispose of, grant any option in or encumber any shares of its capital stock or other securities;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of its capital stock or other securities;

•	split, combine or reclassify any shares of its capital stock or other securities;

•	redeem, purchase or otherwise acquire directly or indirectly any shares of its capital stock or other securities;

•	purchase or otherwise invest in any securities issued by any entity;

•	organize any subsidiary or acquire any capital stock or other equity securities, or equity or ownership interest in the business of any other entity;

•	modify, amend or terminate any of its material contracts, waive, release or assign any material rights or claims thereunder, or fail to continue to perform its obligations thereunder;

•	other than in the ordinary course of business consistent with past practice:

•	incur or assume any indebtedness;

•	modify the terms of any indebtedness or other liability;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person or entity;

•	make any loans, advances, or capital contributions to, or investments in, any other person or entity;

•	enter into any material contract; or

•	dispose of any material intellectual property or fail to perform any acts which permit to lapse any rights to any material intellectual property;

•	dispose of any assets (other than inventory) with a value in excess of $100,000;

•	incur or create any encumbrance on any assets which, collectively, have a value in excess of $100,000 in the aggregate;

•	fail to maintain its assets in good working order in the ordinary course of business;

•	purchase or lease assets other than in the ordinary course of business consistent with past practice and for fair consideration;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	take any action:

•	that would or is reasonably likely to result in any of the conditions to the closing (summarized above) not being satisfied;

•	that would make any representation or warranty of the party inaccurate in any material respect at the closing date;

•	that would result in a breach of the merger agreement in any material respect;

•	or that would materially impair the party’s ability to consummate the merger or materially delay such consummation;

•	adopt or amend any employee benefit plan, or enter into or make any change in the compensation payable or to become payable to any of its officers or directors, or any other employees of the party, except in the ordinary course of business consistent with past practice or as required by applicable law;

•	enter into or amend any contract with any of its officers or directors;

•	enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons;

•	enter into any settlement, conciliation, or similar agreement, the performance of which will involve payment or receipt of consideration in excess of $25,000 or place restrictions on the conduct of its business;

•	fail to maintain or permit to lapse or expire any professional license or registration required for the conduct of its business or its performance of any material contract;

•	change, modify or make any new tax elections; or

•	enter into any agreement, contract, or arrangement to do any act referred to above, or authorize, recommend, propose, or announce an intention to do any of those acts.

The parties have agreed that the following changes will not constitute a breach of this covenant:

•	changes resulting from developments or occurrences relating to or affecting the United States economy in general or the craft brewing industry in general; and

•	changes resulting from actions taken by the parties prior to the closing that are in furtherance of the merger but that have an effect on the business of a party, including any disruptions to the business of a party as a result of the execution of the merger agreement, the announcement by the parties of the proposed merger, or the consummation of the merger.

Shareholder Approval

Redhook has agreed to take, in accordance with applicable law and Redhook’s articles of incorporation and bylaws, all action necessary to convene as soon as practicable a meeting of its shareholders to consider and vote upon the approval of the issuance of Redhook common stock pursuant to the merger, and any other matters required to be approved by Redhook’s shareholders for consummation of the merger.

Widmer has agreed to take, in accordance with applicable law and Widmer’s articles of incorporation and bylaws, all action necessary to convene as soon as practicable a meeting of its shareholders to consider and vote upon the approval of the merger agreement and any other matters required to be approved by Widmer’s shareholders for consummation of the merger.

Subject to fiduciary obligations under applicable law, each party has agreed that its board of directors will, at all times prior to and during such meetings, recommend approval of the merger, and that each party will take all reasonable lawful action to solicit such approval by its shareholders.

Other Covenants

Each party has agreed to permit representatives of the other party to have full access, at all reasonable times and in a manner so as not to unreasonably interfere with normal business operations, to all premises, properties, books, records, contracts, and documents of or pertaining to the disclosing party, including access to the party’s independent accountants. Each party will also authorize its accountants to release all information reasonably requested by the other party in connection with its review of that party. But, neither party is permitted to contact the other party’s customers, employees, or suppliers in relation to the merger agreement, except by prior approval of the other party.

Each party will provide the other party with copies of its monthly financial statements beginning with the month of October 2007 within 30 days following the end of each month through the closing date. The disclosing party is not required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of that party’s customers, jeopardize the attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of the merger agreement. But, the disclosing party will use all commercially reasonable efforts to obtain any necessary authorizations or consents from its customers to provide the other party full access to such information. Subject to the terms and conditions of nondisclosure agreements signed by both parties, the party receiving such information will treat and hold it as confidential.

Each party has agreed to give prompt written notice to the other of any material breach of any of its covenants contained in the merger agreement or in other agreements contemplated by the merger.

Redhook has agreed, to the extent it deems necessary, to obtain title insurance commitments, policies, endorsements, and riders with respect to any of Widmer’s owned and leased real property.

Redhook has agreed to use its reasonable best efforts to list the shares of Redhook common stock to be issued to the Widmer shareholders on the Nasdaq Stock Market prior to the effective date of the merger.

Both parties have agreed to cooperate to select and engage a new Chief Financial Officer with substantial public company experience in accounting and finance.

Conduct After Closing

Redhook has agreed to maintain, for a period of three years after the closing, director and officer insurance coverage insuring the directors and officers of Widmer currently insured by Widmer’s existing director and officer policies, with the same scope of coverage and subject to the same deductibles and limits.

Redhook has agreed that each employee of Widmer or Craft Brands who is retained in the service of Redhook after the closing will be eligible to participate in all of the benefit plans of Redhook that are generally available to similarly situated employees of Redhook in accordance with and subject to the terms of such plans. Redhook has agreed that, for purposes of participation in Redhook’s benefit plans, current employees’ prior service with Widmer or Craft Brands will constitute prior service with Redhook for purposes of determining eligibility and vesting (including vacation time).

Termination

Either party may terminate the merger agreement at any time before closing as follows.

•	The parties may terminate the merger agreement by mutual written consent.

•	Either party may terminate the merger agreement by giving written notice to the other party if any of the following are true:

•	The other party has breached a covenant contained in the merger agreement in any material respect, the terminating party has notified the other party of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach.

•	There is an applicable law that makes consummation of any transaction contemplated by the merger illegal or otherwise prohibited, or any final judgment, injunction, order, or decree permanently enjoining any of the parties from consummating such transaction is entered.

•	The closing has not occurred on or before August 1, 2008, and the terminating party is not in default of any of its obligations under the merger agreement.

•	Either party may terminate the agreement if it is notified by A-B that A-B will not consent to the merger.

If either party properly terminates the merger agreement, all rights and obligations of the parties thereunder terminate without any liability of either party to the other party (except for any liability of any party then in breach). The confidentiality provisions contained in the merger agreement and the nondisclosure agreements, and the fee and expense provisions summarized below, survive termination. If the merger agreement is terminated by a party because of a breach of the merger agreement by the other party, the terminating party’s right to pursue all legal remedies also survives such termination unimpaired.

Each party is solely responsible for paying its own costs and expenses (including its respective advisors, accountants and attorneys’ fees and expenses) incurred in connection with the merger agreement, whether or not the closing occurs. If the merger agreement is terminated prior to closing, the costs associated with obtaining any title policies will be shared equally by Redhook and Widmer.

Representations and Warranties

The merger agreement contains customary representations and warranties of Redhook and Widmer relating to, among other things:

•	corporate organization and power and similar corporate matters;

•	capital structure;

•	authority to enter into the merger agreement and the related agreements;

•	any conflicts or violations of each party’s agreements as a result of the merger or the merger agreement;

•	consents and notices required in connection with the merger;

•	governmental authorizations and regulatory compliance;

•	any brokerage or finder’s fee or other fee or commission payable in connection with the merger;

•	any material changes or events;

•	tax matters;

•	licenses and permits; and

•	product quality.

In addition, the merger agreement contains representations and warranties of Widmer relating to, among other things:

•	title to and condition of properties and assets;

•	liens and encumbrances;

•	subsidiaries;

•	financial statements;

•	internal controls;

•	undisclosed liabilities;

•	condition of books and records;

•	compliance with legal requirements;

•	owned and leased real property;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach of such contracts;

•	material customers and suppliers;

•	accounts receivable;

•	disputed accounts payable;

•	affiliate transactions;

•	legal proceedings;

•	employees, employee benefits, and related matters;

•	environmental, health, and safety matters;

•	insurance matters;

•	bank accounts;

•	product liability;

•	outstanding indebtedness; and

•	keg deposits.

In addition, the merger agreement contains representations and warranties of Redhook relating to, among other things:

•	actions that would jeopardize the tax treatment of the merger; and

•	documents filed with the Securities and Exchange Commission and the accuracy of information contained in those documents.

Some of the representations and warranties are qualified by materiality and knowledge.

Amendments

Amendments to the merger agreement must be evidenced by a written instrument duly executed and delivered by Redhook and Widmer. Any further amendment made after shareholder approval is subject to the restrictions contained in the WBCA and the OBCA.

AGREEMENTS RELATED TO THE MERGER

Lock-up Agreements

As a condition under the merger agreement to the obligation of Redhook to consummate the merger, each of Kurt Widmer, Robert Widmer, Ann Widmer, Barbara Widmer, Timothy Boyle and Kristen Maier-Lenz must execute lock-up agreements with Redhook, pursuant to which such holders will agree not to, directly or indirectly, sell, offer, contract to sell, sell any option to contract to purchase (including any short sale), purchase any option or contract to sell, pledge, transfer, grant any option, right, or warrant for the sale of, establish or increase an open “put equivalent position,” liquidate or decrease a call equivalent position, or otherwise dispose of any of the shares of Redhook common stock received by each such holder following the closing of the merger, subject to certain permitted exceptions, during the period starting on the date of the lock-up agreement and ending on the first anniversary of the effective date of the merger. This restriction has been designed to preclude these Widmer shareholders from engaging in any hedging or other transaction that is designed to or reasonably expected to lead to or result in a disposition of Redhook common stock during the lock-up period, even if such common stock would be disposed of by someone other than such holder.

As of April 30, 2008, the shareholders of Widmer who will enter into lock-up agreements as required by the merger agreement collectively owned 1,815,057 shares of common stock of Widmer. The shares of Redhook common stock that these Widmer shareholders will be entitled to receive pursuant to the merger are expected to represent approximately 46.8% of the total number of shares of Redhook common stock issued pursuant to the merger. This percentage assumes that no security holder of Widmer exercises dissenters’ rights in connection with the merger.

Employment and Consulting Agreements

Employment Agreement with Paul Shipman

On November 19, 2007, Redhook and Paul S. Shipman, Chief Executive Officer and Chairman of the Board of Redhook, entered into a letter agreement, which was substantially amended and restated on February 13, 2008. We refer to this letter agreement as the Shipman agreement. The Shipman agreement is the “consulting agreement” referred to in the merger agreement and its execution is a condition to the obligation of Widmer to consummate the merger. The term of the Shipman agreement commences on the effective date of the merger and ends on the last day of the month in which the first anniversary of the effective date occurs. The terms of Mr. Shipman’s current letter of agreement regarding employment, dated June 23, 2005, will remain in effect until the effective date of the Shipman agreement.

The Shipman agreement provides that Mr. Shipman will cease to serve as Chief Executive Officer on the effective date, at which time he will receive all bonuses due under the current letter of agreement, prorated through the effective date of the Shipman agreement, as well as payments for accrued but unused vacation and sick leave. During the term of the Shipman agreement, Mr. Shipman will be employed as a consultant to the combined company’s board with the title Chairman Emeritus, and will render consulting services as directed by the board of directors of the combined company. Mr. Shipman will receive a minimum base salary of $90,000 per year for his services during the term. For any services rendered by Mr. Shipman in excess of 180 days, Redhook will compensate Mr. Shipman at a rate of $500 per day. The combined company will also provide Mr. Shipman with four weeks of vacation, retirement, and other fringe benefits provided to other similarly situated executive employees.

After the term of the Shipman agreement ends, or in the event the Shipman agreement is terminated early. Mr. Shipman will be paid severance of $267,800 per year for two years in accordance with Redhook’s standard payroll policies. Mr. Shipman will also be paid for any vacation and sick leave that accrues during the term but is not used. For two years following the termination date of the Shipman agreement, the combined company will also pay the monthly premium for continuation of coverage under the combined company’s health care plans (COBRA). Redhook estimates that the total value of the severance payments payable to Mr. Shipman in connection with his termination will be approximately $567,000. For three years following the termination date of the Shipman agreement, Mr. Shipman will make himself available for consultation at $500 per day, during which period, and for an additional 90 days thereafter, certain of the unexercised stock options held by Mr. Shipman will not expire in accordance with his option agreements.

The Shipman agreement also addresses the conditions under which Mr. Shipman would be paid if the Shipman agreement were terminated early. The Shipman agreement also includes a non-compete covenant, which continues for a period of three years following the termination of the Shipman agreement.

Other Employment and Consulting Agreements

In November 2007, in anticipation of the merger, Redhook entered into a letter of agreement with Jay T. Caldwell, its Chief Financial Officer and Treasurer, under which he is paid a base salary of $15,000 per month, which will increase to $20,000 if his services are required after June 30, 2008 (Redhook subsequently notified Mr. Caldwell that it expects to require his services until August 15, 2008). Under the agreement, Mr. Caldwell is also eligible for an annual bonus equal to 20% of his base salary, subject to approval by Redhook’s board of directors upon recommendation of its compensation committee. Upon termination of his employment without cause, Mr. Caldwell will be entitled to a lump-sum severance payment equal to twelve months base salary, based on a salary of $15,000 per month, plus accrued vacation and sick pay, and reimbursement of COBRA premiums for twelve months or until he finds new employment with comparable health care coverage. Payment of severance is subject to Mr. Caldwell signing a release in a form satisfactory to Redhook. The release will include a six-month non-competition component for employment in the craft beer brewing business.

Gerald Prial, who had served as Redhook’s Vice President, Sales and Eastern Operations, resigned that position effective February 8, 2008. Redhook and Mr. Prial have agreed that Mr. Prial will remain as a non-executive employee of Redhook and receive a monthly base salary of $14,333 until August 31, 2008 or his earlier termination by Redhook. Upon termination, Mr. Prial will be entitled to a lump-sum severance payment equal to sixteen months base salary, plus accrued vacation and sick pay, and reimbursement of COBRA premiums for sixteen months or until he finds new employment with comparable health care coverage. Payment of severance is subject to Mr. Prial signing a release in a form satisfactory to the company. The release will include a twelve-month non-competition component for employment in the craft beer brewing business.

Allen Triplett, who had served as Redhook’s Vice President of Brewing, resigned that position on February 12, 2008, effective as of March 1, 2008. Redhook and Mr. Triplett have agreed that Mr. Triplett will remain as a non-executive employee of Redhook and receive a monthly base salary of $14,333 until June 30 2008 or his earlier termination by Redhook. Upon termination, Mr. Triplett will be entitled to a lump-sum severance payment equal to twenty-three months base salary, plus accrued vacation and sick pay, and reimbursement of COBRA premiums for eighteen months or until he finds new employment with comparable health care coverage. Payment of severance is subject to Mr. Triplett signing a release in a form satisfactory to the company. The release will include a twelve-month non-competition component for employment in the craft beer brewing business.

Terry Michaelson, who is currently the President of Craft Brands and will be Co-Chief Executive Officer of the combined company, is a party to agreements under which he will receive certain compensation if the merger is completed. Under one of these agreements, Kurt and Robert Widmer have agreed to transfer to Mr. Michaelson before the closing of the merger a total of 13,600 of their shares of Widmer common stock. In addition, pursuant to a second amended and restated consulting agreement dated as of January 31, 2008, Widmer has agreed that immediately prior to completion of the merger it will pay Mr. Michaelson $288,000 in cash and issue to him 8,120 shares of Widmer common stock. For a period of one year following the merger, Mr. Michaelson will be prohibited from selling or otherwise transferring the shares of Redhook common stock he receives in the merger in exchange for these 8,120 shares of Widmer common stock.

One of the conditions to closing under the merger agreement is that Redhook enter into employment agreements with certain other individuals who will serve as employees of the combined company following the merger. Redhook anticipates entering into agreements with Kurt Widmer, Robert Widmer, David Mickelson, Terry Michaelson, Timothy McFall, Sebastian Pastore and Martin Wall that will provide for employment of each of these individuals at fixed base salaries with specified bonus opportunities and severance entitlements. The agreements with Kurt Widmer and Robert Widmer will have a term of approximately two years and the agreements with the other individuals will provide for at-will employment.

Non-Competition and Non-Solicitation Agreements

Under the terms of the merger agreement, the two Widmer founders, Kurt Widmer and Robert Widmer, will become employees of the combined company. As a condition under the merger agreement to the obligation of Redhook to consummate the merger, each founder must execute a non-competition and non-solicitation agreement with the combined company, pursuant to which each founder must not, during the period ending on the third anniversary of the date of termination of the founder’s employment by the combined company:

•	directly or indirectly engage in the manufacturing, advertising, marketing, sale or distribution, whether for himself or for others, of any malt beverage, soda beverage, or alcoholic beverage product, in North America;

•	directly or indirectly (except on behalf of the combined company), solicit or encourage any employees of the combined company to leave employment with the combined company or enter into an employment or service arrangement with a competitive business;

•	hire or enter into any service arrangement with any combined company employees; or

•	solicit or encourage any customer or potential customer of the combined company to limit, restrict, or cease use of the combined company’s services or products related to malt beverages, soda beverages, or alcoholic beverage products

Agreements with Anheuser-Busch

Redhook, Widmer, and A-B are currently negotiating changes to the documents governing the parties’ relationship which, if embodied in a document executed and delivered by all parties in a form consistent with Widmer’s and Redhook’s current expectations based on discussions with A-B will result in the following:

•	A-B will consent to the consummation of the transactions contemplated by the merger agreement.

•	A-B will agree that the execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement will not constitute an event of default under the Redhook, Widmer or Craft Brands distribution agreements or the Redhook exchange and recapitalization agreement.

•	The following documents will be terminated upon consummation of the merger:

•	the Exchange and Recapitalization Agreement, dated June 30, 2004, between Widmer and A-B;

•	the Master Distributor Agreement, dated July 1, 2004, between Widmer and A-B;

•	the Registration Rights Agreement, dated July 1, 2004, between Widmer and A-B; and

•	the Craft Brands Distribution Agreement, dated July 1, 2004, between Craft Brands and A-B.

•	The Master Distributor Agreement, dated July 1, 2004, between Redhook and A-B will be amended to, among other things:

•	add distribution of Widmer and Kona brand malt beverage products; and

•	extend the initial term through December 31, 2018, and extend the renewal term through December 31, 2028.

•	The Exchange and Recapitalization Agreement dated June 30, 2004, between Redhook and A-B will be amended to, among other things:

•	change the threshold amounts triggering restrictions on Redhook’s ability, without A-B’s consent, to acquire or invest in assets or businesses related to the production or distribution of malt beverage products or to dispose of all or a portion of its assets other than as part of a sale-leaseback transaction; and

•	prohibit Redhook from taking any action that would cause A-B to own 50 percent or more of Redhook’s outstanding common stock.

THE ANNUAL MEETING OF REDHOOK SHAREHOLDERS

Date, Time and Place

The annual meeting of Redhook shareholders will be held on June 24, 2008, at Redhook’s principal executive offices located at 14300 NE 145th Street, Suite 210, Woodinville, Washington 98072-6950 commencing at 2:00 p.m. local time. Redhook is sending this joint proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by the Redhook board of directors for use at the Redhook annual meeting and any adjournments or postponements of the annual meeting. This joint proxy statement/prospectus is first being furnished on or about May 13, 2008 to all shareholders of record as of the close of business on May 5, 2008.

Purposes of the Redhook Annual Meeting

The purposes of the Redhook annual meeting are:

1. To elect seven directors to serve until the 2009 Annual Meeting of Shareholders or until their earlier retirement, resignation or removal;

2. To consider and vote upon a proposal approving the issuance of Redhook common stock pursuant to the merger agreement;

3. To ratify the appointment of Moss Adams LLP as Redhook’s independent registered public accounting firm for the fiscal year ending December 31, 2008; and

4. To transact such other business as may properly come before the Redhook annual meeting or any adjournment or postponement thereof.

Recommendation of Redhook’s Board of Directors

•	The Redhook board of directors has determined and believes that it is advisable to, and in the best interests of Redhook and its shareholders that each named nominee serve as a member of Redhook’s board of directors until the 2009 Annual Meeting of Shareholders or until their earlier retirement, resignation or removal. The Redhook board of directors unanimously recommends that Redhook shareholders vote “FOR” each named nominee.

•	The Redhook board of directors has determined and believes that the issuance of shares of Redhook common stock pursuant to the merger is advisable to, and in the best interests of, Redhook and its shareholders. The Redhook board of directors has approved the merger agreement and recommends that Redhook shareholders vote “FOR” approval of the issuance of shares of Redhook common stock pursuant to the merger.

•	The Redhook board of directors has determined and believes that it is advisable to, and in the best interests of Redhook and its shareholders, to ratify the appointment of Moss Adams LLP as Redhook’s independent registered public accounting firm for the fiscal year ending December 31, 2008. The Redhook board of directors unanimously recommends that Redhook shareholders vote “FOR” the ratification of the appointment of Moss Adams LLP.

Record Date and Voting Power

Only holders of record of Redhook common stock at the close of business on the record date, May 5, 2008, are entitled to notice of, and to vote at, the Redhook annual meeting. At the close of business on the record date, 8,380,239 shares of Redhook common stock were issued and outstanding. There were approximately 671 holders of record of Redhook common stock at the close of business on the record date. Because many of such shares are held by brokers and other institutions on behalf of others, Redhook is unable to estimate the total number of beneficial owners represented by these record holders.

In deciding all matters at the meeting, other than Redhook Proposal No. 1 to elect seven directors, each shareholder is entitled to one vote for each share of Redhook common stock held on the record date. For Redhook Proposal No. 1, the election of directors, cumulative voting applies, so the number of votes each shareholder will have will be equal to the number of shares held on the record date multiplied by seven, the number of directors to be elected. Each shareholder may cast all such votes for a single nominee, distribute them among the seven nominees for directors equally, or distribute them among the seven nominees in any other way the shareholder deems fit. If a shareholder voting by proxy wishes to distribute votes among the nominees for director, he or she may do so on the enclosed proxy card in the space provided. If votes are not distributed on the proxy card, the persons named as proxies will use their discretion to distribute such votes FOR each of the seven individuals nominated to serve as director.

See the section entitled “Principal Shareholders of Redhook” beginning on page 145 of this joint proxy statement/prospectus for information regarding persons known to the management of Redhook to be the beneficial owners of more than 5% of the outstanding shares of Redhook common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Redhook for use at the Redhook annual meeting.

If you are a shareholder of record of Redhook as of the record date referred to above, you may vote in person at the Redhook annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Redhook annual meeting, Redhook urges you to vote by proxy to ensure that your vote is counted. You may still attend the Redhook annual meeting and vote in person even if you have already voted by proxy.

•	To vote in person, come to the Redhook annual meeting and Redhook will give you a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Redhook before the Redhook annual meeting, Redhook will vote your shares as you direct.

If your Redhook shares are held by your broker as your nominee (that is, in street name), you will need to obtain a proxy card from the institution that holds your shares and follow the instructions included on that proxy card regarding how to instruct your broker to vote your Redhook shares. If you do not give instructions to your broker, your broker can vote your Redhook shares with respect to a “discretionary” item but not with respect to a “non-discretionary” item. A discretionary item is a proposal considered routine under the rules of the New York Stock Exchange on which a broker may vote shares held in street name in the absence of voting instructions. A non-discretionary item is a proposal which is not considered routine under the rules of the New York Stock Exchange and on which a broker may not vote shares held in street name in the absence of voting instructions. On a non-discretionary item for which you do not give your broker instructions, the Redhook shares will be treated as broker non-votes. In the absence of timely directions, brokerage firms and other intermediaries generally will have discretion to vote their customers’ shares in the election of directors and on the proposal to ratify the appointment of Moss Adams LLP, but it is anticipated that the proposal to approve the issuance of Redhook common stock pursuant to the merger agreement will be a non-discretionary item.

All properly executed proxies that are not revoked will be voted at the Redhook annual meeting and at any adjournments or postponements of the Redhook annual meeting in accordance with the instructions contained in the proxy. If a holder of Redhook common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Redhook Proposal No. 1 for the election of all nominees for director; “FOR” Redhook Proposal No. 2 to approve the issuance of Redhook common stock pursuant to the merger agreement; and “FOR” Redhook Proposal No. 3 to ratify the appointment of Moss Adams LLP as Redhook’s independent registered public accountants for the fiscal year ending December 31, 2008.

Redhook shareholders of record may change their vote at any time before their proxy is voted at the Redhook annual meeting in one of three ways. First, a shareholder of record of Redhook can send a written notice to the Secretary of Redhook stating that the shareholder would like to revoke the proxy. Second, a shareholder of record of Redhook can submit new proxy instructions on a new proxy card. Third, a shareholder of record of Redhook can attend the Redhook annual meeting and vote in person. Attendance alone will not revoke a proxy. If your shares of Redhook stock are held in “street name” and you have instructed a bank, broker or other nominee to vote your shares of Redhook common stock, you must follow directions received from your broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Redhook annual meeting of the holders of a majority of the shares of Redhook common stock outstanding and entitled to vote at the Redhook annual meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum.

If a quorum exists at the meeting, the seven nominees for director who receive the greatest number of votes cast in the election of directors will be elected (Redhook Proposal No. 1). Redhook Proposal No. 2 to approve the issuance of Redhook common stock pursuant to the merger agreement and Redhook Proposal No. 3 to ratify the appointment of auditors will be approved if the number of votes cast in favor of the proposal exceed the number of votes cast against it. Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Against” votes, abstentions and broker non-votes. If a brokerage firm or other intermediary votes its customers’ shares on some but not all proposals, the effect of the non-vote will vary depending on the proposal. A non-vote for a nominee for director will make it less likely that the nominee will be one of the seven nominees for director who receive the greatest number of votes cast. A non-vote on the proposal to ratify the appointment of Moss Adams LLP or approve the issuance of Redhook common stock pursuant to the merger agreement will have no effect, since approval of those proposals is based solely on the number of votes actually cast.

Shares Owned by Redhook Directors, Executive Officers and Principal Shareholders

At the record date for the Redhook annual meeting, the directors and executive officers of Redhook owned approximately 5.8% of the outstanding shares of Redhook common stock entitled to vote at the Redhook annual meeting. In addition, A-B owned at the record date approximately 33% of the outstanding shares of Redhook common stock entitled to vote at the Redhook annual meeting.

Solicitation of Proxies

Redhook will bear the expense of preparing, printing and distributing proxy materials to its shareholders. In addition to solicitation by mail, the directors, officers, employees and agents of Redhook may solicit proxies from Redhook’s shareholders by personal interview, telephone, telegram or otherwise. Redhook will pay the costs of the solicitation of proxies by Redhook from Redhook’s shareholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Redhook common stock for the forwarding of solicitation materials to the beneficial owners of Redhook common stock. Redhook will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this joint proxy statement/prospectus, the Redhook board of directors does not know of any business to be presented at the Redhook annual meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the Redhook annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

MATTERS BEING SUBMITTED TO A VOTE OF REDHOOK SHAREHOLDERS

REDHOOK PROPOSAL NO. 1: ELECTION OF DIRECTORS

Seven directors are to be elected at the Redhook annual meeting to serve until the next Redhook annual meeting of shareholders, or until their earlier retirement, resignation or removal. Frank Clement, John Glick, David Lord, Michael Loughran, John Rogers, Jr., Paul Shipman and Anthony Short have been nominated by the Redhook board of directors for election or re-election at the annual meeting. All of the nominees are currently directors of Redhook. The accompanying Redhook proxy will be voted for these nominees, except where authority to so vote is withheld. Should any nominee be unable to serve, the persons named in the proxy may vote for any substitute designated by the Redhook board of directors.

If the merger is consummated, effective as of the closing date of the merger and in accordance with the merger agreement, Messrs. Shipman, Clement, Glick and Loughran will resign as directors of Redhook and the combined company’s board of directors will consist of John Rogers and David Lord, two of the Redhook independent directors (as defined by Nasdaq Marketplace Rule 4200(a)(15)) elected at the annual meeting, Anthony Short and Andrew Goeler, the two A-B designated directors, and three directors designated by Widmer. The Widmer designees who will join the combined company’s board of directors are: Kurt Widmer, who will serve as Chairman of the Board, Timothy Boyle, and Kevin Kelly. Mr. Goeler has been designated by A-B to replace John Glick on the combined company’s board of directors. Following the merger, a majority of the board of directors of the combined company will be composed of independent directors (as defined by Nasdaq Marketplace Rule 4200(a)(15)).

THE REDHOOK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT REDHOOK’S SHAREHOLDERS VOTE “FOR” EACH OF THE NAMED DIRECTOR NOMINEES.

Information Regarding the Redhook Board of Directors and Corporate Governance

The business of Redhook is currently managed under the direction of the Redhook board of directors, which consists of the following seven directors: Paul Shipman, Frank Clement, John Glick, David Lord, Michael Loughran, John Rogers, Jr. and Anthony Short.

The full Redhook board of directors met five times during Redhook’s fiscal year ended December 31, 2007. No incumbent member attended fewer than 75% of the total number of meetings of the Redhook board of directors and of any board committees of which he was a member during that fiscal year. Redhook directors are encouraged to attend the Redhook annual meeting of shareholders. At the 2007 annual meeting, five Redhook directors and nominees for director were in attendance.

Director Independence

In November 2003, the National Association of Securities Dealers, which we refer to as the NASD, amended Nasdaq Marketplace Rule 4350(c) to require a majority of the board of directors of a listed company to be comprised of independent directors, as defined in NASDAQ Rule 4200(a)(15). Current nominees Messrs. Clement, Lord, Loughran and Rogers are non-executive directors of Redhook, do not have any relationship described in Nasdaq Marketplace Rule 4200(a)(15) that would disqualify them as independent directors and, in the opinion of the Redhook board of directors, do not have any other relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities as directors. Therefore, the Redhook board of directors believes that Messrs. Clement, Lord, Loughran and Rogers are “independent directors” as defined by Nasdaq Marketplace Rule 4200(a)(15). The Redhook board of directors believes that Messrs. Glick and Short, who are non-executive directors, have a relationship as A-B designees to the Redhook board of directors that makes them non-independent under the standards of Nasdaq Marketplace Rule 4200(a)(15). All independent Redhook directors meet in executive session, at which only independent Redhook directors are present, at least twice a year, in conjunction with a regularly scheduled board meeting.

Nominees for Redhook Director

Seven directors are to be elected at the Redhook annual meeting to serve until the next Redhook annual meeting of shareholders, or his retirement, resignation or removal. Frank Clement, John Glick, David Lord, Michael Loughran, John Rogers, Jr., Paul Shipman and Anthony Short have been nominated by the Redhook board of directors for election or re-election at the annual meeting. All of the nominees are currently directors of Redhook. The accompanying Redhook proxy will be voted for these nominees, except where authority to so vote is withheld. Should any nominee be unable to serve, the persons named in the proxy may vote for any substitute designated by the Redhook board of directors.

Frank H. Clement (66).  Mr. Clement has served as a director of Redhook since March 1989. He is a retired Vice President of Investments at UBS Financial Services (formerly UBS Paine Webber), a registered broker dealer, in Seattle, Washington, where he was employed from 1975 to March 2002. From 1995 through 1999, he served on the Advisory Board of the Institute of Brewing Studies in Boulder, Colorado. Mr. Clement serves on the Dean’s Advisory Board for the School of Management and on the National Alumni Association Board, both for S.U.N.Y. at Buffalo, Buffalo, New York. Since July 2004, Mr. Clement has served as a director of Craft Brands Alliance LLC.

If the merger with Widmer is consummated, Mr. Clement will resign as a director effective as of the effective time of the merger. See “Directors Following the Merger” below.

John W. Glick (44).  Mr. Glick has served as a director of Redhook since September 2005. Mr. Glick has worked with the Business and Wholesaler Development group at A-B since April 2000, serving as Senior Director, Business Development since December 1, 2006 and Senior Manager of Business Development since September 2005. He has also held positions in the Business Planning and Brewery Operations groups at A-B. Prior to joining A-B’s Executive Development Program in 1992, Mr. Glick held multiple engineering and manufacturing operations positions at General Motors. He received a Master’s degree in Business Administration from Indiana University and a Bachelor of Science from GMI Engineering & Management Institute in Flint, Michigan. Mr. Glick has served as a director of Widmer and as a director for Kirin Brewery of America since April 2004. Mr. Glick is one of two directors on Redhook’s board of directors designated by A-B; see “Certain Transactions of Redhook” below.

If the merger with Widmer is consummated, Mr. Glick will resign as director, and Andrew Goeler, who has been designated by A-B, will replace Mr. Glick as one of the A-B designated Redhook directors. See “Directors Following the Merger” below.

Michael Loughran (50).  Mr. Loughran has served as a director of Redhook since May 2005. Mr. Loughran is the President of Kiket Bay Group, LLC, a financial consulting and independent equity research firm formed by him in November 2003. From March 2005 to March 2006, Mr. Loughran served as Senior Vice President and equity analyst for First Washington Corporation, a registered broker dealer in Seattle, Washington. From August 2002 to March 2005, Mr. Loughran was employed by Crown Point Group and its affiliate, the Robins Group, a registered broker dealer in Portland, Oregon, serving most recently as Vice President and equity analyst for the Robins Group. From November 2001 to August 2002, Mr. Loughran served as a financial consultant. Mr. Loughran received a Bachelor’s degree in Economics from Princeton University in 1980 and a Master’s degree in Business Administration from the University of Pennsylvania, Wharton School, in 1986.

If the merger with Widmer is consummated, Mr. Loughran will resign as a director effective as of the effective time of the merger. See “Directors Following the Merger” below.

David R. Lord (59).  Mr. Lord has served as a director of Redhook since May 2003. He has been the President of Pioneer Newspapers, Inc., headquartered in Seattle, Washington, since 1991. Pioneer Newspapers owns seven daily newspapers and nine weekly, semi-weekly and monthly publications in the western United States. Prior to joining Pioneer Newspapers, Mr. Lord practiced law at Ferguson and Burdell, a Seattle firm specializing in business litigation, and was a criminal deputy prosecuting attorney for King County, Washington. Mr. Lord is president elect of the PAGE Co-op board of directors, a director on the Associated Press board of directors, the Job Network LLC board of directors, the Newspaper Association of America board of directors, American Press Institute board of directors, and a former chairman of the Inland Press Association.

John D. Rogers, Jr. (64).  Mr. Rogers has served as a director of Redhook since May 2004. He currently serves as Managing Partner of J4 Ranch LLC. Mr. Rogers served as President, Chief Executive Officer and director of Door to Door Storage, Inc. in Kent, Washington from June 2004 to June 2007. Mr. Rogers was a director of NW Parks Foundation from November 2003 to December 2006. From 1996 to 2002, he was President and Chief Operating Officer of AWC, Inc. From 1993 to 1996, he was General Manager of British Steel Alloys and from 1986 to 1992, he was President of Clough Industries. Previous positions held by Mr. Rogers include President and Chief Executive Officer of Saab Systems Inc., NA, and National Industry Manager for Martin Marietta Aluminum of Bethesda, Maryland, following an appointment as a Sloan Fellow to M.I.T. Graduate School of Business where he graduated with a Masters of Science in Business Administration. Mr. Rogers earned a Master’s degree in Business Administration from Southern Methodist University and a Bachelor’s degree from the University of Washington.

Paul S. Shipman (55).  Mr. Shipman is one of Redhook’s founders and has served as its Chairman of the Board since November 1992, and as its Chief Executive Officer since June 1993. From September 1981 to November 2005, Mr. Shipman served as Redhook’s President. Prior to founding Redhook, Mr. Shipman was a marketing analyst for the Chateau Ste. Michelle Winery from 1978 to 1981. Mr. Shipman received his Bachelor’s degree in English from Bucknell University in 1975 and his Master’s degree in Business Administration from the Darden Business School, University of Virginia, in 1978. Since July 2004, Mr. Shipman has served as a director of Craft Brands Alliance LLC.

If the merger with Widmer is consummated, Mr. Shipman will resign as Chairman of the Board effective as of the effective time of the merger, but will serve as Chairman Emeritus and be available to provide services as a consultant to Redhook’s board of directors for one year. See “Directors Following the Merger” below.

Anthony J. Short (48).  Mr. Short has served as a director of Redhook since May 2000. Mr. Short has been Vice President, Business and Wholesaler Development at A-B since September 2002. In this capacity, he is responsible for domestic business development and various initiatives involving A-B’s sales and distribution system. From March 2000 to September 2002, Mr. Short was Director of Business and Wholesaler Development. Previously, Mr. Short was Director of Wholesaler System Development. He began his career at A-B in 1986 in the Corporate Auditing Department. Prior to joining A-B, Mr. Short held positions at Schowalter & Jabouri, a regional firm of Certified Public Accountants. Mr. Short has served as a director of Widmer since October 1997 and as a director of Craft Brands Alliance LLC since July 2004. Mr. Short is one of two directors on Redhook’s board of directors designated by A-B; see “Certain Transactions of Redhook” below.

Directors Following the Merger

Effective as of the closing date of the merger and in accordance with the merger agreement, Messrs. Shipman, Clement, Clement and Loughran will resign as directors and the combined company’s board of directors will consist of:

•	David Lord and John Rogers, Jr., two of Redhook’s independent directors elected at the annual meeting;

•	Anthony Short and Andrew Goeler, two A-B designated directors; and

•	Three new directors designated by Widmer.

The Widmer designees who will join the combined company’s board of directors are: Kurt Widmer, who will serve as Chairman of the Board, Timothy Boyle, and Kevin Kelly. Mr. Goeler has been designated by A-B to replace John Glick as A-B’s designee on the Redhook board.

Committees of the Redhook Board

The Board has standing audit, compensation, nominating and governance and marketing practices committees. In March 2007, the board formed a corporate strategy committee, consisting solely of Redhook’s four independent directors, in connection with the proposed transaction between Redhook and Widmer. Each of these committees is responsible to the full Redhook board of directors and its activities are therefore subject to board approval. Pursuant to an exchange and recapitalization agreement between Redhook and A-B, A-B has the right to designate one of its board designees to sit on each committee of the Redhook board or to join each committee of the board in an advisory capacity, as described more fully in Redhook’s Annual Report on Form 10-K for the year ended December 31, 2007, Part I., Item 1. Business — Relationship with Anheuser-Busch, Incorporated.

The activities of each of these committees are summarized below:

Redhook Audit Committee.  The Redhook audit committee is responsible for the engagement of and approval of the services provided by Redhook’s independent registered public accountants. The audit committee assists Redhook’s board of directors in fulfilling its oversight responsibilities by reviewing (i) the financial reports and other pertinent financial information provided by Redhook to the public and the Securities and Exchange Commission, (ii) Redhook’s systems of internal controls established by management and the Board, and (iii) Redhook’s auditing, accounting and financial reporting processes generally.

The Redhook audit committee is currently composed of Messrs. Clement, Loughran (Chairman), and Rogers, all of whom are independent directors as defined by Nasdaq Marketplace Rule 4200(a)(15) and 4350(d)(2). The Board has also determined that Mr. Loughran, an independent director, qualifies as an “audit committee financial expert” as defined by the Securities and Exchange Commission. Mr. Anthony J. Short is currently A-B’s designee to the audit committee and participates in an advisory capacity only. The audit committee met five times during 2007. The board of directors has adopted a written charter for the audit committee. A copy of the audit committee charter is available on Redhook’s website at www.redhook.com (select About Redhook — Investor Relations — Governance — Highlights).

Compensation Committee.  The Redhook compensation committee is responsible for establishing and administering the overall compensation policies applicable to Redhook’s senior management, which includes Redhook’s Chief Executive Officer, President and Chief Operating Officer, Vice Presidents, and Chief Financial Officer. The compensation committee is also responsible for establishing the general policies applicable to the granting, vesting and other terms of stock options and stock awards granted to employees under Redhook’s stock option and stock incentive plans, and for determining the size and terms of stock and option grants made to Redhook’s executive officers, among others.

With respect to the compensation of Redhook’s Chief Executive Officer and its President, during the first calendar quarter of each year, the compensation committee reviews and approves company and individual performance goals for the current year, evaluates the officers’ performance in light of the goals established for the prior year, considers competitive market data and establishes annual compensation based on this evaluation. The compensation committee determines compensation for the other executive officers based on the recommendations from the CEO and President and Chief Operating Officer, as well as by reviewing competitive market data. In 2004, and again in 2007, the Committee retained MBL Group, LLC to advise it on executive compensation matters, including advice on base salary levels and incentive programs. MBL looked at a variety of sources to determine the competitive compensation range for Redhook’s CEO and other executive officers. These included formal executive salary surveys, data from several Redhook competitors, and data from selected MBL manufacturing clients who produce and sell retail products. MBL focused on manufacturing companies that were similar in size to Redhook and, where appropriate, located in the western half of the U.S. Their analysis included both publicly traded and privately held companies.

The compensation committee has no authority to delegate any of the functions described above to any other persons. Additional information on the compensation committee’s roles, policies and procedures is described in “Executive Compensation — Compensation Discussion and Analysis” set forth in this joint proxy statement/prospectus.

The Redhook compensation committee is currently composed of Messrs. Clement, Lord (Chairman) and Rogers, each an independent director, as defined by Nasdaq Marketplace Rule 4200(a)(15). Mr. Glick is A-B’s designee to the compensation committee and participates in an advisory capacity only. The compensation committee met five times during 2007. The Redhook board has adopted a written charter for the compensation committee. A copy of the charter is available on Redhook’s website at www.redhook.com (select About Redhook — Investor Relations — Governance — Highlights).

Corporate Strategy Committee.  The Redhook corporate strategy committee currently is comprised of Messrs. Clement, Lord, Loughran (Chairman), and Rogers. The corporate strategy committee is tasked with evaluating and recommending to the Redhook board and Redhook’s shareholders actions relating to the potential merger or other transaction involving Redhook and Widmer. The corporate strategy committee met fourteen times during 2007. No A-B designated director participated in the activities of the corporate strategy committee.

Marketing Practices Committee.  The Redhook marketing practices committee, currently composed of Messrs. Clement (Chairman) and Glick, is responsible for reviewing Redhook’s marketing practices, insuring those practices comply with applicable laws and making recommendations to the board of directors as to such matters. The Marketing Practices Committee did not meet in 2007.

Nominating and Governance Committee.  The Redhook nominating and governance committee recommends to the Redhook board nominees for vacant board positions; reviews and reports to the board on the nominees, including any suggested by shareholders, to be included in the slate of directors for election at the annual meeting of shareholders; recommends directors for each board committee; develops a plan of succession to be used in the event of the President and Chief Operating Officer or Chief Executive Officer’s resignation, disability, removal or death; develops and recommends to the board a set of corporate governance principles applicable to Redhook; and oversees the evaluation of the board and management.

The Redhook nominating and governance committee is currently composed of Messrs. Clement, Lord and Rogers (Chairman), all of whom are independent directors as defined by Nasdaq Marketplace Rule 4200(a)(15). Mr. Short is A-B’s designee to the nominating and governance committee and participates in an advisory capacity. The nominating and governance committee did not meet in 2007. The board of directors has adopted a written charter for the nominating and governance committee. The charter is reviewed annually and revised as appropriate. A copy of the charter is available on Redhook’s website at www.redhook.com (select About Redhook — Investor Relations — Governance — Highlights).

Criteria for Director Nominees

The specific, minimum qualifications that the nominating and governance committee believes must be met by a nominee for a position on Redhook’s board of directors are:

•	The nominee must be of the highest ethical character;

•	The nominee must be able to read and understand financial statements;

•	The nominee must be over 21 years of age;

•	The nominee must not have any significant and material conflict, whether personal, financial or otherwise, presented by being a member of the Redhook board;

•	The nominee must be able to meet regulatory approval; and

•	The nominee must have the time to be available to devote to board activities.

The specific qualities or skills that the Redhook nominating and governance committee believes are necessary for one or more of Redhook’s directors to possess are:

•	Nominees should have relevant expertise and experience, and be able to offer advice and guidance to Redhook’s President and Chief Operating Officer based on that expertise and experience;

•	Nominees should possess any necessary independence or financial expertise;

•	Nominees should complement the skills, experience and background of other directors; in making determinations regarding nominations of directors, the committee may take into account the benefits of diverse viewpoints; and

•	Nominees must be likely to have a constructive working relationship with other directors.

It is also Redhook’s policy that directors retire from the board effective at the annual meeting of shareholders following their seventy-third birthday.

Shareholder Recommendations for Nominations to the Board of Directors

The Redhook nominating and governance committee will consider candidates for director recommended by any shareholder of Redhook who is entitled to vote at the meeting. The committee will evaluate such recommendations in accordance with its charter, the bylaws of Redhook and the nominee criteria described above. This process is designed to ensure that the board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the business of Redhook. Eligible shareholders wishing to recommend a candidate for nomination should follow the procedures set forth in Redhook’s amended and restated bylaws, as further described below. In connection with its evaluation of a director nominee, the Redhook nominating and governance committee may request additional information from the candidate or the recommending shareholder and may request an interview with the candidate. The committee has discretion to decide which individuals to recommend for nomination as directors. Shareholders should submit any recommendations for director nominees to Redhook by January 13, 2009.

A shareholder of record can nominate a candidate for election to the Redhook board by complying with the procedures in Article II, Section 2.3.2 of Redhook’s amended and restated bylaws. Any eligible shareholder who wishes to submit a nomination should review the requirements in the bylaws on nominations by shareholders, which are included in the excerpt from the amended and restated bylaws attached as Annex E to this joint proxy statement/prospectus. Any nomination should be sent in writing to the Secretary, Redhook Ale Brewery, Incorporated, 14300 N.E. 145th Street, Suite 210, Woodinville, WA 98072. Notice must be received by Redhook by January 13, 2009.

Redhook Director Compensation

Non-employee directors of Redhook are currently entitled to receive both stock-based and cash compensation for their service on the Redhook board:

Stock-based Compensation:

•	Each non-employee Redhook director, other than A-B designated directors, is entitled to receive a grant of 3,500 shares of Redhook common stock upon his/her election to the board of directors at the annual meeting of shareholders. In lieu of receiving 3,500 shares of Redhook common stock, directors may elect to receive a lesser number of shares plus a cash payment equal to the taxes to be paid on his/her stock grant.

Cash Compensation:

•	Each non-employee Redhook director is entitled to receive annual compensation of $10,000, which will be paid quarterly.

•	The chairs of each of the Redhook nominating and governance, audit, marketing and compensation committees are entitled to receive additional annual compensation of $4,000, which will be paid following the Redhook annual meeting of shareholders.

•	Redhook audit committee members are each entitled to receive an additional annual payment of $1,000, which will be paid following the Redhook annual meeting of shareholders.

•	Members of the Redhook corporate strategy committee are entitled to receive, for service through March 31, 2008, compensation of $7,500 per quarter. The chair of the corporate strategy committee is also entitled to receive an additional quarterly payment of $2,500 for service through March 31, 2008.

Redhook’s Chief Executive Officer, Mr. Shipman, does not receive any additional compensation for his service as a director.

The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director who served on Redhook’s board of directors in 2007.

	Fees Earned	Stock	Option
Name	or Paid in Cash	Awards(1)	Awards	Total

Frank H. Clement	$53,400	$16,100	$—	$69,500
John W. Glick	$10,000	$—	$—	$10,000
David R. Lord	$52,400	$16,100	$—	$68,500
Michael Loughran	$63,400	$16,100	$—	$79,500
John D. Rogers, Jr.	$53,400	$16,100	$—	$69,500
Anthony J. Short	$10,000	$—	$—	$10,000

(1)	On May 22, 2007, Messrs. Clement, Lord, Loughran and Rogers were each granted 2,300 shares of fully-vested Redhook common stock and a cash payment of $8,400. The fair value of each stock grant was computed in accordance with FASB SFAS No. 123R, Share-Based Payment.

Report of the Redhook Audit Committee

The Redhook audit committee has reviewed and discussed with management and the independent auditors the audited financial statements of Redhook. The committee reviewed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, regarding their judgments as to the quality, not just the acceptability, of the accounting principles of Redhook and such other matters as the committee and the auditors are required to discuss under auditing standards generally accepted in the United States. Additionally, the committee discussed with the auditors their independence from Redhook and its management, including the matters in the written disclosures and the letter provided by the independent auditors to the audit committee as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and considered the compatibility of nonaudit services with the auditors’ independence.

Based on the foregoing reviews and discussions, the committee recommended to the Redhook board of directors that the audited consolidated financial statements of Redhook be included in the Annual Report of Redhook on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Michael Loughran (Chairman)
Frank H. Clement
John D. Rogers, Jr.
Audit Committee Members

Shareholder Communications with Redhook Board of Directors

Shareholders wishing to communicate with the board of directors, the non-management directors, or with an individual Board member concerning Redhook may do so by writing to the Board, to the non-management directors, or to the particular Board member, and mailing the correspondence to: c/o David J. Mickelson, Redhook Ale Brewery, Incorporated, 14300 N.E. 145th Street Suite 210, Woodinville, Washington 98072. The envelope should indicate that it contains a shareholder communication. All such shareholder communications will be forwarded to the director or directors to whom the communications are addressed.

Shareholder Proposals for 2009 Annual Meeting

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement prepared in connection with Redhook’s 2009 annual meeting of shareholders must deliver a copy of the proposal to the Secretary of Redhook, at Redhook’s principal executive offices, no later than January 13, 2009.

Proposals of shareholder that are not eligible for inclusion in the proxy statement and proxy for Redhook’s 2009 annual meeting of shareholders, or that concern one or more nominations for directors at the meeting, must comply with the procedures, including minimum notice provisions, contained in Redhook’s amended and restated bylaws. Notice must be received by the Secretary of Redhook by January 13, 2009. A copy of the pertinent provisions of the restated bylaws is available upon request to David J. Mickelson, Redhook Ale Brewery, Incorporated, 14300 N.E. 145th Street Suite 210, Woodinville, Washington 98072.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that Redhook’s officers and directors, and persons who own more than ten percent of a registered class of Redhook’s equity securities file reports of ownership and changes of ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by the Securities and Exchange Commission regulations to furnish Redhook with copies of all such reports they file.

Based solely on its review of the copies of such reports received by Redhook, and on written representations by Redhook’s officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, Redhook believes that, with respect to its fiscal year ended December 31, 2007, all filing requirements applicable to its officers and directors, and all of the persons known to Redhook to own more than ten percent of its common stock were complied with by such persons.

REDHOOK PROPOSAL NO. 2: APPROVAL OF THE ISSUANCE OF COMMON STOCK PURSUANT TO THE MERGER

At the Redhook annual meeting, Redhook shareholders will be asked to approve the issuance of Redhook common stock pursuant to the merger agreement. Under the merger agreement, Widmer will merge with and into Redhook, and each holder of shares of common or preferred stock of Widmer will be entitled to receive, in exchange for each share held, 2.1551 shares of Redhook common stock. The number of shares of Redhook common stock that Widmer security holders will be entitled to receive pursuant to the merger is expected to represent approximately 50% of the outstanding shares of the combined company immediately following the consummation of the merger. This percentage assumes that no security holder of Widmer exercises statutory dissenters’ rights in connection with the merger and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of Redhook common stock pursuant to the merger agreement are described in detail in the other sections in this joint proxy statement/prospectus.

Proposal No. 2 will be approved if a majority of the votes cast on the proposal are “FOR” the proposal.

THE REDHOOK BOARD OF DIRECTORS RECOMMENDS THAT REDHOOK’S SHAREHOLDERS VOTE “FOR” REDHOOK PROPOSAL NO. 2 TO APPROVE THE ISSUANCE OF REDHOOK COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

REDHOOK PROPOSAL NO. 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Redhook board of directors has appointed the firm of Moss Adams LLP, which we refer to as Moss Adams, independent registered public accountants, to audit Redhook’s financial statements for the fiscal year ending December 31, 2008.

At the Redhook annual meeting, the Redhook shareholders are being asked to ratify the appointment of Moss Adams as Redhook’s independent registered public accounting firm for the fiscal year 2008. Representatives of Moss Adams will be present at the Redhook annual meeting and will be available to respond to appropriate questions from Redhook shareholders and to make a statement if they so desire.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents aggregate fees billed to Redhook by Moss Adams for professional services rendered with respect to fiscal years ended December 31, 2007 and 2006. All of these services were approved by the Redhook audit committee:

	2007	2006

Audit Fees	$176,574	$113,891
Audit Related Fees	2,000	—
Tax Fees	—	2,650
All Other Fees	—	—

Total Fees	$178,574	$116,541

Audit fees include the audit of Redhook’s annual financial statements, review of the financial statements included in Redhook’s quarterly reports on Form 10-Q for such years, services rendered in conjunction with registration statements, and services rendered in connection with the joint proxy statement/prospectus.

Audit related fees in 2007 were due for services rendered in connection with Redhook’s assessment and report on the effectiveness of Redhook’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

The 2006 tax fees relate to professional services rendered by Moss Adams to review Redhook’s 2005 tax return and stock option treatment for tax purposes.

Redhook anticipates that 2008 audit fees and audit related fees will exceed 2007 fees, primarily as a result of fees associated with the merger with Widmer.

Auditor Independence

In 2007, there were no other professional services provided by Moss Adams for Redhook that would have required the audit committee of the Redhook board of directors to consider their compatibility with maintaining the independence of Moss Adams.

Pre-Approval Policies and Procedures

The Redhook audit committee is responsible for appointing and overseeing the work of Redhook’s independent registered public accounting firm. The Redhook audit committee has established the following procedures for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm:

Before engagement of the independent registered public accounting firm for the next year’s audit, the independent registered public accounting firm will submit a detailed description of services expected to be rendered during that year for each of the following categories of services to the audit committee for approval:

•	Audit services. Audit services include work performed for the audit of Redhook’s financial statements and the review of financial statements included in Redhook’s quarterly reports on Form 10-Q, as well as work that is normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

•	Audit related services. Audit related services are for assurance and related services that are traditionally performed by the independent registered public accounting firm and reasonably related to the performance of the audit or review of Redhook’s financial statements.

•	Tax services. Tax services include all services performed by the independent registered public accounting firm’s tax personnel for tax compliance, tax advice and tax planning.

•	Other services. Other services are those services not captured in the other categories.

Before engagement, the Redhook audit committee pre-approves these services by category of service. The fees are budgeted and the Redhook audit committee requires the independent registered public accounting firm to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Redhook audit committee requires specific pre-approval before engaging the independent registered public accounting firm.

If this proposal does not receive the affirmative approval of a majority of the votes cast on the proposal, the board of directors will reconsider the appointment.

THE REDHOOK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT REDHOOK SHAREHOLDERS VOTE “FOR” REDHOOK PROPOSAL NO. 3 TO RATIFY MOSS ADAMS LLP AS REDHOOK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2008.

OTHER MATTERS

Redhook knows of no other matters that are likely to be brought before the meeting. If, however, other matters that are not now known or determined come before the meeting, the persons named in the enclosed proxy or their substitutes will vote such proxy in accordance with their discretion.

REDHOOK EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Redhook compensation committee of the board of directors, which we refer to as the Committee, is responsible for establishing and administering the overall compensation policies applicable to Redhook’s senior management, which includes Redhook’s Chief Executive Officer, President and Chief Operating Officer, Vice Presidents, and Chief Financial Officer. The Committee is also responsible for establishing the general policies applicable to the granting, vesting and other terms of stock options and stock grants granted to employees under Redhook’s stock option and stock incentive plans, and for determining the size and terms of stock and option grants made to Redhook’s executive officers, among others.

The Committee is composed entirely of independent directors. Mr. Glick, A-B’s designee to the compensation committee, participates on the committee in an advisory capacity only. The compensation committee oversees Redhook’s executive compensation programs pursuant to a written charter, a copy of which is available on Redhook’s website at www.redhook.com (select About Redhook — Investor Relations — Governance — Highlights — Compensation Committee).

Compensation Objectives

The Committee’s responsibility is to insure that Redhook’s compensation programs are structured and implemented in a manner that attracts and retains the caliber of executives and other key employees required for Redhook to compete in a highly competitive and rapidly evolving business sector, while also recognizing and emphasizing the importance and value of achieving targeted performance objectives and enhancing long-term shareholder value.

Redhook’s executive compensation programs include five primary components:

•	Base salary. Base salary is the guaranteed element of an executive’s annual cash compensation. The level of base salary reflects the employee’s long-term performance, skill set and the market value of that skill set.

•	Bonuses. Discretionary bonus payments are intended to reward executives for achieving specific financial and operational goals.

•	Long-term incentive payments. Long term incentives, such as stock options, restricted stock and performance units, are intended to focus the executives on taking steps that they believe are necessary to ensure Redhook’s long-term success, as reflected in increases to Redhook’s stock price over a period of several years and growth in its earnings per share.

•	Severance and Change of Control payments. Severance and change of control payments are competitive measures intended to recruit and retain top quality executives, by offering executives compensation in the event their employment is involuntarily terminated without defined cause or as a result of a merger or other change in control transaction.

These primary components and their amounts for each of the Redhook executives are intended to be fair in relation to compensation received by other executives at similarly sized public and private companies and to reward Redhook’s executives for performance.

Role of the Redhook Compensation Committee, Management and External Compensation Consultants

The Committee has the ultimate authority to determine matters of compensation for Redhook’s senior management, and is responsible for establishing annual compensation for Redhook’s senior management, setting Redhook’s policies with respect to stock options and stock grants granted to employees under Redhook’s incentive plans, and for determining the size and terms of grants made to Redhook’s executive officers and employees. In setting compensation amounts, the Committee relies upon recommendations from

Redhook’s Chief Executive Officer and President and Chief Operating Officer with respect to compensation involving other executive officers and with respect to stock options and other stock grants to employees. Additionally, the Committee takes into account reports from the Chief Executive Officer regarding whether payment targets for incentive awards were met. However, no executive officer participates directly in establishing the amount of any component of his own compensation package.

In addition, the Committee has solicited input from the Committee’s independent executive compensation consultant, MBL Group, LLC, which we refer to as MBL. The Committee recognizes that executive compensation consultants can play an important and valuable role in the executive compensation process. Therefore, in 2004, and again in 2007, the Committee retained MBL to advise it on executive compensation matters, including advice on base salary levels and incentive programs. MBL looked at a variety of sources to determine the competitive compensation range for Redhook’s CEO and other executive officers. These included formal executive salary surveys, data from several Redhook competitors, and data from selected MBL manufacturing clients who produce and sell retail products. MBL focused on manufacturing companies that were similar in size to Redhook and, where appropriate, located in the western half of the U.S. Their analysis included both publicly traded and privately held companies. The Committee believes that the MBL reports are an important point of reference for the Committee in measuring and setting executive compensation. The Committee relies on the reports from MBL as a benchmark to ensure that Redhook’s compensation levels are comparable to compensation levels at other publicly traded companies in comparable industries. For the fiscal year ended December 31, 2007, the Committee used market survey information provided by MBL which included data from (a) Cascade Employers Association National Executive Compensation Survey of approximately 1550 companies; (b) Milliman & Robertson Executive Compensation Survey of approximately 300 companies; and (c) Dolan Technologies Compensation Data Survey of Northwest companies. The MBL survey contained data regarding position, survey examined and salary information, but did not identify specific companies or individuals.

Compensation Analysis

In determining executive compensation, the committee analyzes the following factors:

•	Redhook’s performance relative to goals set forth by the Board of Directors at the beginning of the year and in comparison to past years;

•	MBL reports from 2004 and 2007 setting out data points for executive compensation, which included comparisons to similarly-situated executives at peer companies;

•	individual performance by each executive officer; and

•	historical compensation for each executive officer.

Determining the Amount and Mix of Compensation

In determining the amount of compensation, the Committee, after reviewing reports from MBL, compared each executive’s pay to the market data provided for that named executive’s position and set compensation levels for salary, bonus and long-term compensation at levels around the 50th percentile of such market data for each position. Additionally, the Committee believes that incentive pay should be significant enough to properly reward the executives if the company met certain financial and operational objectives, therefore, it is the policy of the Committee that approximately 10% to 30% of the total compensation package should be at risk in order to motivate the executives to achieve financial and operational objectives set by the board. The Committee does not have a pre-established policy for allocating between either cash and non-cash or short-term or long-term compensation. However, as discussed below, since 2003, the Committee has not awarded stock options to its executive officers, and only added back a long-term incentive component to its executive compensation structure in 2007. Future awards of stock based compensation may be limited by the amount of shares available for grant under Redhook’s stock incentive plans.

Redhook’s compensation program is designed to balance the need to provide Redhook executives with incentives to achieve short-and long-term performance goals with the need to pay competitive base salaries.

The Committee considers the amount of prior salary increases, performance of the executive, and the financial goals of the company in determining the mix of base salary and performance based compensation. For 2007, the allocation of compensation between base salary, estimated target performance bonus, estimated discretionary bonus and estimated long-term compensation for Redhook’s named executives was as follows:

	Paul S.	David J.	Jay T.	Gerard C.	Allen L.
	Shipman	Mickelson	Caldwell	Prial(1)	Triplett(1)

Base Salary	59%	68%	83%	87%	87%
Est. Performance Bonus	22%	17%	0%	0%	0%
Est. Discretionary Bonus	4%	3%	17%	13%	13%
Est. Long-Term Incentive	15%	12%	0%	0%	0%

(1)	Mr. Prial and Mr. Triplett resigned as executive officers of Redhook in February 2008.

Base Salaries.  Base salaries for all executives, including the Chief Executive Officer, are set by the Committee using the MBL reports as a guideline and after a review of job responsibilities and individual contributions over the past year. The principal factors considered in decisions to adjust base salary are Redhook’s recent and projected financial performance, individual performance measured against pre-established goals and objectives and changes in compensation in Redhook’s general industry. The ultimate split between base salary and performance incentives in 2007 reflected the desire of the Committee to improve the cash flow of the company, as well as achieve certain strategic goals.

For 2007, base salary for Mr. Shipman, Chief Executive Officer, increased by 4%, compared to his base salary in 2006. Aggregate base salaries for Messrs. Mickelson, Prial and Triplett increased by 4% in 2007 as compared to 2006. The modest increases approved by the Committee for 2007 were cost-of-living increases. In 2007, Mr. Caldwell’s base salary was increased from $110,000 to $125,000 in connection with his appointment to serve as the Chief Financial Officer and Treasurer.

Base salaries are reviewed by the Committee during the first quarter of each year and increases typically take effect in April or May of the same year. Base salaries are also reviewed at the time of a promotion or other changes in responsibilities. Mr. Caldwell’s base salary was increased to $180,000 effective October 1, 2007 to recognize the crucial role Mr. Caldwell would play in the closing of the proposed merger with Widmer, and for his continuing efforts in bringing together the accounting and finance functions of the two companies.

Performance Based Incentive Payments and Bonuses.  Incentive payments and bonuses are based on the accomplishments of the executive team, Redhook’s results relative to financial and operational objectives set at the beginning of the year, and other relevant and significant accomplishments of the company as a whole. Target bonus amounts have been established for each executive officer per the terms of such officers’ agreement regarding employment and include both a discretionary bonus and nondiscretionary component. In determining what these performance based incentive payments and bonus payments should be, the Committee examined the historical relationship between salary and incentive pay for the Redhook executives to gain some perspective. The incentive pay had to be significant enough to properly reward the executives if the company met certain financial and operational objectives. It was agreed by the Committee that approximately 10% to 30% of the total compensation package should be at risk in order to motivate the executives to achieve these financial and operational objectives.

The incentive pay awards are divided into discretionary and nondiscretionary portions.

Bonus (Discretionary) Awards:  Discretionary incentives reward specific financial and operational goals achieved. Some examples of specific goals tied to a discretionary incentive award might be an increase in focus on brand management or the development of new business. In setting and awarding these discretionary bonuses, the Committee focuses on more long-term, strategic objectives in order to obtain new sources of revenue and to manage brands in different ways. The Committee has discretion to increase or decrease the award, regardless of whether financial and operational goals are achieved.

For 2007, the Committee established the operational goals of (i) developing new business, (ii) managing brands to maturity and (iii) maximizing shareholder value. The target (maximum) bonus amounts for 2007 for which each executive was eligible were as follows: Mr. Shipman, $20,000, Mr. Mickelson, $10,000, Mr. Caldwell, $27,750, Mr. Prial, $25,000 and Mr. Triplett, $25,000.

Performance Based (Nondiscretionary) Awards:  The nondiscretionary incentive component is paid to the executive if the company achieves certain performance targets set forth by the Committee. The Committee sets the incentive targets for the executive officers at the beginning of each fiscal year. Incentive targets usually relate to increasing revenues and cash flows in the short-term in order to lay a stronger foundation for long-term growth. Nondiscretionary awards have historically been limited to the CEO and the President.

The incentive targets for 2007 were as follows:

•	Earnings before interest, taxes and depreciation and amortization (EBITDA) greater than or equal to budgeted EBITDA of $4,252,000 (weighted at 50% of the total nondiscretionary award),

•	Sales growth of 4% or greater for the Washington Brewery and Forecasters Public House over the prior year (weighted at 25% of the total nondiscretionary award), and

•	EBITDA growth of 4% or greater for the New Hampshire Brewery and Cataqua Public House over the prior year (weighted at 25% of the total nondiscretionary award).

The target (maximum) amounts to be awarded for achieving these performance targets for 2007 were: Mr. Shipman, $100,000, Mr. Mickelson, $50,000.

2007 Awards.  In 2007, Mr. Shipman and Mr. Mickelson were awarded nondiscretionary performance bonuses of $25,000 and $12,500, respectively, as a result of achieving sales growth of greater than 4% at the Washington Brewery. The Committee believes it would have been relatively difficult for these executives to earn the target bonuses established for 2007, which were four times as much as the bonuses actually paid. The Committee also awarded discretionary bonuses of $10,000 and $5,000 bonus to Mr. Shipman and Mr. Mickelson, respectively, for their success in meeting the brand management targets established for Redhook ESB and Long Hammer IPA. Upon the recommendation of the CEO and the President, the Committee awarded Mr. Caldwell a discretionary bonus of $27,000 in consideration for his extra efforts associated with the planned merger with Widmer and in bringing together the finance and accounting functions at the two companies. Mr. Prial was awarded a discretionary bonus of $20,000 in consideration for his assistance with the transition to a new sales force on the east coast in anticipation of the merger.

A summary of the incentive payments awarded to Redhook’s executive officers for 2007 performance is set forth below:

	Target	Target
	Performance	Discretionary	Performance	Discretionary	Total
Named Executive Officer	Award	Bonus	Award Received	Bonus Received	Awarded

Paul S. Shipman	$100,000	$20,000	$25,000	$10,000	$35,000
David J. Mickelson	50,000	10,000	12,500	5,000	$17,500
Jay T. Caldwell	—	27,750	—	27,000	$27,000
Gerard C. Prial	—	25,000	—	20,000	$20,000
Allen L. Triplett	—	25,000	—	—	$—

The Committee has set the following performance incentive targets for its executive officers for 2008:

	Incentive Target	Amount

Paul S. Shipman, Chief Executive Officer	Delivering the Company in good financial condition at closing of merger with Widmer	Up to 10% of base salary paid to date of merger
	Closing of merger with Widmer	Up to 10% of base salary paid to date of merger

David J Mickelson, President and Chief Operating Officer	Delivering the Company in good financial condition at closing of merger with Widmer	Up to 10% of base salary paid to date of merger
	Closing of merger with Widmer	Up to 10% of base salary paid to date of merger
	EBITDA greater than or equal to budgeted EBITDA	10% of base salary
	Demonstrating leadership during the first half of 2008 during the merger negotiations with Widmer	10% of base salary
	Successfully directing the search and hiring of a controller and a CFO for the combined company	$20,000

Jay T. Caldwell, Chief Financial Officer and Treasurer	Delivering the Company in good financial condition at closing of merger with Widmer	Up to 10% of base salary paid to date of merger
	Closing of merger with Widmer	Up to 10% of base salary paid to date of merger

All of the above listed incentive awards are discretionary. Achievement of these performance goals is dependent on the closing of the merger with Widmer. The Committee felt that for 2008 it was important to incentivize its executive team to keep Redhook in good financial condition while at the same time focusing the team on the successful closing of the merger with Widmer. While there can be no assurance that the proposed merger with Widmer will occur, the Committee believes that the likelihood that these incentive payments will be made in 2008 is high.

Long-Term Incentives.  Prior to 2003, Redhook provided long-term incentives to executives through the grant of stock options. The options generally vested over five years and had an exercise price equal to the fair market value of Redhook’s stock at the time of the grant, with the number of options awarded based on the executive’s position. Since fair market value stock options can only produce value to an executive if the price of Redhook’s stock increases above the exercise price, these option grants provided a direct link between executive compensation and Redhook’s stock price performance. The Committee believed that stock options directly motivated an executive to maximize long-term shareholder value. The options were also utilized, through the option’s vesting terms, to encourage key executives to continue in the employment of the company. Options were granted under Redhook’s 1992 Stock Incentive Plan and 2002 Stock Option Plan. In 2003, the Committee decided to stop awarding option grants to its executive officers. The Committee determined that the level of total pay, and the split between base salary and incentive payments, was sufficient to compensate its executives as compared with the compensation paid to executives of comparably sized and similarly situated craft beer companies and other similarly sized public companies. The Committee further felt that the number of vested stock options already held by executive officers and their direct ownership of company stock was sufficient to foster the long-term perspective necessary to ensure that the executive team stays properly focused on shareholder value. In addition, the Committee’s decision to stop the option program was based on a recommendation by management to the Committee that the granting of new stock options should be discontinued because the legal and accounting cost related to any new option grants was not deemed to be worth the investment.

In 2007, the Committee determined that adding back a long-term incentive component to Redhook’s executive compensation plan was appropriate. The Committee believes that granting long-term incentives, such as restricted stock and performance units, will focus its executives on taking steps that they believe are necessary to ensure the long-term success of the company, as reflected in increases to Redhook’s stock prices over a period of several years, growth in its earnings per share and other elements. The Committee determines actual award levels based on its review of individual performance, the amount of past rewards granted to an executive, and any change in responsibility.

In March 2007, the Committee granted a bonus of 10,000 shares of common stock to Mr. Shipman, and 5,000 shares of common stock to Mr. Mickelson under Redhook’s 2007 Stock Incentive Plan. The grant was made to reward the executives for achievement of their performance goal of increasing EBITDA at least 32% year over year, and to provide an incentive for continued focus on revenue growth and growth in Redhook’s earnings per share.

No stock awards were granted to Redhook’s executive officers in 2008 for 2007 performance. The Committee felt, given the proposed merger with Widmer and the changes in Redhook’s executive team that will result from the merger, long-term incentive payments were not necessary at this time. The Committee anticipates that the executive compensation packages offered to the new executive officers of the combined company will include an appropriate long-term incentive component.

The Committee has no policy, plan or practice regarding timing long-term incentive grants to executives, and does not time its grants or its release of material non-public information for the purpose of affecting the value of executive compensation.

Severance and Change of Control Arrangements.  The current employment agreements with Redhook’s executive officers contain provisions for severance payments in the event an officer’s employment is involuntarily terminated without defined cause. The terms of each employment agreement was set through the course of arms-length negotiations with each of the named executive officers, and each employment agreement (other than Mr. Mickelson’s employment agreement) was negotiated or re-negotiated in anticipation of the proposed merger with Widmer. In entering into these agreements, the Committee wished to ensure that Redhook would have the continued dedication of its executive team and the availability of their advice and counsel, notwithstanding the uncertainty which would surround such executive’s employment when faced with the possibility of the merger transaction. The Committee believes their severance arrangements are comparable with severance arrangements offered to executives at similarly-situated companies.

Generally, in the event of termination of employment, each officer is entitled to severance equal to one month of base salary for each year of the officer’s service with the company, capped at a severance payment equal to 24 months of base salary. The officer is additionally entitled to be reimbursed for COBRA premiums to maintain the same health benefits provided to the officer for the term of the severance period paid by the company, not to exceed 18 months. The specific terms of these arrangements, including an estimate of compensation that would have been payable if they had been triggered at December 31, 2007 are described in detail under “Employment Arrangements; Severance and Change of Control Arrangements” below.

Other Policies and Considerations:

Benefits.  Redhook offers employee benefits coverage in order to provide employees with a reasonable level of financial support in the event of illness or injury, and to enhance productivity and job satisfaction through programs that focus on work/life balance. The benefits available are the same for all employees and executive officers and include medical and dental coverage, disability insurance, and life insurance. In addition, the company has a 401(k) plan, which includes a company match, as described further in “Other Compensation” below. All employees who meet certain plan eligibility requirements, including executive officers, are eligible to participate in these plans. The cost of employee benefits is partially borne by the employee, including each executive officer.

Perquisites.  Redhook does not provide significant perquisites or personal benefits to executive officers. Executive officers are entitled to receive a car allowance of $850 per month. Additionally, all employees of Redhook, including executive officers, are entitled to receive a substantial discount on purchases made at any of Redhook’s pub operations.

Other Compensation.  Redhook’s 401(k) plan currently provides for the company to match eligible participants’ contributions dollar-for-dollar up to 4% of the employee’s gross earnings. Redhook’s match is discretionary and determined annually. In order to be eligible for a matching contribution in any particular year, a participant must be an employee on the last day of that year and must have worked at least 1,000 hours during that year. All company matching contributions vest as follows: (i) 20% after one Year of Service (a “Year of Service” is one in which the employee worked at least 1,000 hours) and (ii) an additional 20% vests for each additional Year of Service completed. Executive officers are permitted to participate in Redhook’s matching program.

Redhook made the following matching contributions to executive officers under its 401(k) plan for 2007 service: Mr. Shipman, $9,000; Mr. Mickelson, $9,000; Mr. Triplett, $7,869; Mr. Prial, $7,869 and Mr. Caldwell, $5,758.

Redhook Compensation Committee Report

The compensation committee, comprised of independent directors, has reviewed and discussed the above Compensation Discussion and Analysis, which we refer to as the CD&A, with Redhook’s management. Based on the review and discussions, the compensation committee recommended to Redhook’s board of directors that the CD&A be included in this joint proxy statement/prospectus.

David R. Lord (Chairman)
Frank H. Clement
John D. Rogers, Jr.
Compensation Committee Members

Summary Compensation Table

The following table sets forth information regarding compensation earned during Redhook’s fiscal years ended December 31, 2007, 2006 and 2005 (a) by the Chief Executive Officer, (b) by the Chief Financial Officer and (c) by the three other most highly compensated executive officers for the fiscal year ended December 31, 2007. The individuals included in the table will be collectively referred to as the “named executive officers.”

							Change in
							Pension Value
							and Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name of Executive Officer	Year	Salary	Bonus(1)	Awards(2)	Awards	Compensation(3)	Earnings	Compensation(4)	Total

Paul S. Shipman	2007	$267,800	$10,000	$70,000	$—	$25,000	$—	$56,892	$429,692
Chief Executive Officer	2006	257,500	8,000	—	—	100,000	—	19,000	384,500
and Chairman of the Board
David J. Mickelson	2007	$199,243	$5,000	$35,000	$—	$12,500	$—	$38,046	$289,789
President and	2006	191,580	4,000	—	—	50,000	—	18,404	263,984
Chief Operating Officer
Jay T. Caldwell(5)	2007	$138,750	$27,000	$—	$—	$—	$—	$15,958	$181,708
Chief Financial Officer	2006	53,778	10,000	—	—	—	—	—	63,778
and Treasurer
Gerard C. Prial(6)	2007	$171,990	$20,000	$—	$—	$—	$—	$18,069	$210,059
Vice President, Sales	2006	165,375	25,000	—	—	—	—	17,215	207,590
and Eastern Operations
Allen L. Triplett(6)	2007	$171,990	$—	$—	$—	$—	$—	$18,069	$190,059
Vice President, Brewing	2006	165,375	25,000	—	—	—	—	17,215	207,590

(1)	Represents bonuses awarded at the discretion of the Compensation Committee.

(2)	Represents compensation expense recognized in 2007 for financial reporting purposes under Statement of Financial Accounting Standards No. 123(R). Stock awards for 2007 were granted upon shareholder approval of the Redhook 2007 Stock Incentive Plan at the 2007 Annual Meeting of Shareholders, and represent awards for 2006 performance. No stock awards were granted in 2007 or 2008 for 2007 performance.

(3)	Represents performance based incentive awards. Performance based incentive awards earned in a fiscal year are paid in the following fiscal year, after confirmation that performance goals were met.

(4)	Amounts shown for 2007 represent a car allowance of $10,200 and 401(k) employer matching contributions for each officer. Also includes cash compensation of $37,692 and $18,846 paid to Messrs. Shipman and Mickelson, respectively, to approximate the federal income tax obligation resulting from the stock award.

(5)	Mr. Caldwell joined Redhook as Controller in July 2006 and was appointed Chief Financial Officer and Treasurer in March 2007.

(6)	Mr. Prial and Mr. Triplett resigned as executive officers of Redhook in February 2008.

Grants of Plan-Based Awards for Fiscal Year 2007

					All Other Stock Awards
		Estimated Future Payments under			Number of	Grant Date Fair
		Non-Equity Incentive Plan Awards			Shares of	Value of Stock
Name	Grant Date	Threshold(1)	Target(1)(2)	Maximum(2)	Stock (#)(3)	Awards

Paul S. Shipman	May 22, 2007	$25,000	$100,000	$100,000	10,000	$70,000
David J. Mickelson	May 22, 2007	$12,500	$50,000	$50,000	5,000	$35,000

(1)	The Compensation Committee of the Board of Directors sets target payouts for Redhook’s Chief Executive Officer and President and COO at the beginning of the fiscal year. For 2007, the Committee chose three specific performance criteria, for which fixed amounts were payable if the specific performance criteria were achieved by the executive officer. Payment for the achievement of one performance criteria was not dependent on the success of the executive in meeting the other criteria. Therefore, the threshold number in the table above represents the minimum amount the executive officer could receive if only one specific performance criteria was met.

(2)	The Target and Maximum column above represent total payout if all three specific performance criteria are met. Actual award payments are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

(3)	Represents stock grants awarded under Redhook’s 2007 Stock Incentive Plan. The shares were fully vested upon grant. Cash compensation paid to Messrs. Shipman and Mickelson to approximate the federal income tax obligation resulting on the stock award is reflected in the “All Other Compensation” column of the Summary Compensation Table.

Outstanding Equity Awards Value at Fiscal Year End

The following table shows information concerning the number and value of unexercised options held by the named executive officers on December 31, 2007.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options	Options	Exercise	Option Expiration
Name of Executive Officer	Exercisable (#)	Unexercisable (#)	Price	Date

Paul S. Shipman	49,250	—	$3.97	May 20, 2009
	76,500	—	$1.87	August 3, 2011
	30,000	—	$2.02	August 27, 2012

David J. Mickelson	29,500	—	$3.97	May 20, 2009
	76,500	—	$1.87	August 3, 2011
	27,500	—	$2.02	August 27, 2012

Jay T. Caldwell	—	—	—	—

Gerard C. Prial	19,750	—	$3.97	May 20, 2009
	76,500	—	$1.87	August 3, 2011
	27,500	—	$2.02	August 27, 2012

Allen L. Triplett	19,750	—	$3.97	May 20, 2009
	76,500	—	$1.87	August 3, 2011
	27,500	—	$2.02	August 27, 2012

Option Exercises and Stock Vested.  No stock options were exercised by the named executive officers during Redhook’s fiscal year ended December 31, 2007. On November 29, 2005 the board of directors of Redhook approved an acceleration of vesting of all of Redhook’s unvested stock options, including those held by executive officers, which we refer to as the acceleration. The acceleration was effective for stock options outstanding as of December 30, 2005. These options were granted under Redhook’s 1992 Stock Incentive Plan and 2002 Stock Option Plan. As a result of the acceleration, options to acquire approximately 136,000 shares of Redhook’s common stock, or 17% of total outstanding options, became exercisable on December 31, 2005. Of the options that were subject to the acceleration, options to acquire approximately 106,200 shares of Redhook’s common stock were held by executive officers, as follows:

	Number
	of	Exercise
Executive Officer	Options	Price	Original Vesting Date

Paul S. Shipman	15,300	$1.87	August 2006
	12,000	$2.02	August 2006 and August 2007
David J. Mickelson	15,300	$1.87	August 2006
	11,000	$2.02	August 2006 and August 2007
Gerard C. Prial	15,300	$1.87	August 2006
	11,000	$2.02	August 2006 and August 2007
Allen L. Triplett	15,300	$1.87	August 2006
	11,000	$2.02	August 2006 and August 2007

Employment Arrangements; Severance and Change of Control Arrangements

Employment Agreements

Each of Messrs. Shipman, Mickelson, Caldwell, Prial and Triplett has executed a letter of agreement with Redhook regarding employment. Under their letter of agreement, each executive officer is provided with an annual compensation plan under which they receive a specified minimum base compensation plus the opportunity to earn bonus amounts depending on attainment of various performance goals.

In June 2005, Redhook executed a letter of agreement with Mr. Shipman regarding employment. The agreement became effective on August 1, 2005 following the July 2005 expiration of the previous employment agreement. The letter of agreement provided for a minimum base salary of $250,000, subject to annual review by the compensation committee, and stipulates that Mr. Shipman is an “at-will” employee. Mr. Shipman’s current base salary under this agreement is $267,800 per year. Under the agreement, Mr. Shipman is eligible for a yearly bonus, of which 50% is discretionary and 50% is to be paid upon achieving certain targets per terms set forth by, and as approved by, the Compensation Committee or the Board. Mr. Shipman’s target bonus for 2007 was $100,000 and the Compensation Committee awarded Mr. Shipman a bonus of $35,000, $10,000 of which was discretionary. Mr. Shipman is also entitled to severance payments under the agreement in the event his employment is terminated by Redhook for any reason, other than “for cause,” including upon termination of his employment in connection with the merger. For additional information about severance, see “— Severance and change of control arrangements” and the table entitled “Table of Severance Payments and Benefits” below.

In June 2005, Redhook executed a letter of agreement with Mr. Mickelson regarding employment. The agreement became effective on August 1, 2005 following the July 2005 expiration of the previous employment agreement. The letter of agreement provided for a minimum base salary of $186,000, subject to annual review by the compensation committee, and stipulates that Mr. Mickelson is an “at-will” employee. Mr. Mickelson’s current base salary under this agreement is $199,243 per year. Under the agreement, Mr. Mickelson is eligible for a yearly bonus, of which 50% is discretionary and 50% is to be paid upon achieving certain targets per terms set forth by, and as approved by, the Compensation Committee or the Board. Mr. Mickelson’s target bonus for 2007 was $50,000 and the Compensation Committee awarded Mr. Mickelson a bonus of $17,500, $5,000 of which was discretionary. Mr. Mickelson is also entitled to severance payments under the agreement in the event his employment is terminated by Redhook for any reason, other than “for cause,” including upon termination of his employment in connection with the merger. For additional information about severance, see “— Severance and change of control arrangements” and the table entitled “Table of Severance Payments and Benefits” below.

On December 7, 2007, Redhook executed a letter of agreement with Mr. Caldwell regarding employment. The letter of agreement provided for a minimum base salary of $180,000, retroactive to October 1, 2007, subject to annual review by the compensation committee. Under the agreement, Mr. Caldwell will be eligible for a yearly bonus equal to 20% of base salary, to be paid in the discretion of the compensation committee or the board. Mr. Caldwell’s target bonus for 2007 was $27,750 and the compensation committee awarded Mr. Caldwell a bonus of $27,000, all of which was discretionary. The letter of agreement also anticipated that Mr. Caldwell would remain in the employ of the Company to assist with the proposed merger though June 30, 2008, and later extended this date by mutual agreement to August 15, 2008. In the event that Redhook requires assistance past June 30, 2008, Redhook will pay Mr. Caldwell $20,000.00 per month for his service. Mr. Caldwell is also entitled to severance payments under the agreement in the event his employment is terminated by Redhook for any reason, other than “for cause,” including upon termination of his employment in connection with the merger. For additional information about severance, see “— Severance and change of control arrangements” and the table entitled “Table of Severance Payments and Benefits” below.

The Company also executed letters of agreement regarding employment with Messrs. Prial and Triplett that were in effect for the fiscal year ended December 31, 2007. The letters of agreement provide the officers with the following minimum base salaries: Mr. Prial $171,990; and Mr. Triplett $171,990. Messrs. Prial and Triplett were also eligible for a yearly bonus, all of which was to be paid in the discretion of the compensation committee or the board. The 2007 target bonuses established for each of Messrs. Prial and Triplett were $25,000 and the Compensation Committee awarded Mr. Prial $20,000 and Mr. Triplett $0.

On February 12, 2008 Redhook executed a revised letter of agreement with Mr. Prial regarding employment, in connection with Mr. Prial’s resignation as Vice President, Sales and Eastern Operations of the Company. The letter of agreement provided for the continuation of Mr. Prial’s annual base salary of $171,990, subject to annual review by the compensation committee. Under the agreement, Mr. Prial is eligible for a yearly bonus equal to 20% of base salary, to be paid in the discretion of the compensation committee or the board. The letter of agreement anticipated that Mr. Prial would remain as an employee of Redhook to assist with the proposed merger through August 31, 2008. Mr. Prial is also entitled to severance payments under the agreement in the event his employment is terminated by Redhook for any reason, other than “for cause,” including upon termination of his employment in connection with the merger. For additional information about severance, see “— Severance and change of control arrangements” and the table entitled “Table of Severance Payments and Benefits” below.

On February 25, 2008, Redhook executed a revised letter of agreement with Mr. Triplett regarding employment, in connection with Mr. Triplett’s resignation as Vice President, Brewing of the Company. The letter of agreement provided for the continuation of Mr. Triplett’s annual base salary of $171,990, subject to annual review by the compensation committee. The letter of agreement anticipated that Mr. Triplett would remain as an employee of Redhook to assist with the proposed merger through June 30, 2008. Mr. Triplett is also entitled to severance payments under the agreement in the event his employment is terminated by Redhook for any reason, other than “for cause,” including upon termination of his employment in connection with the merger. For additional information about severance, see “— Severance and change of control arrangements” and the table entitled “Table of Severance Payments and Benefits” below.

Severance and change of control arrangements

Each of Messrs. Shipman, Mickelson, Caldwell, Prial and Triplett’s letter of agreement with Redhook regarding employment provides for certain payments if the officer is terminated by Redhook for any reason, other than “for cause,” including termination that results from the proposed merger with Widmer. In general, in the event that an officer’s employment is terminated by Redhook other than “for cause,” the officer is entitled to severance equal to one month of base salary for each year of such officer’s service, plus accrued vacation and sick pay, capped at a severance payment equal to 24 months of base salary. Severance is to be paid in accordance with Redhook’s standard payroll policies then in effect. Additionally, the officer is entitled to be reimbursed for COBRA premiums to maintain the same health benefits provided to the officer, then in place, for the term of the severance period paid by the company or until the officer finds new employment with comparable health care coverage, not to exceed 18 months.

Mr. Mickelson’s letter of agreement regarding employment provides for severance equal to twenty-one months base salary, plus accrued vacation and sick pay, and reimbursement of COBRA premiums for eighteen months or until Mr. Mickelson finds new employment with comparable health care coverage. This severance policy is subject to revision at any time by the Board of Directors upon six months written notice.

Mr. Caldwell’s letter of agreement regarding employment provides for a lump-sum severance payment equal to twelve months base salary, plus accrued vacation and sick pay, and reimbursement of COBRA premiums for twelve months or until Mr. Caldwell finds new employment with comparable health care coverage. Payment of severance is subject to Mr. Caldwell signing a release in a form satisfactory to the company. The release will also include a non-competition component for employment in the craft beer brewing business for six months post employment. Redhook expects to pay the severance amounts to Mr. Caldwell on or before August 15, 2008 in connection with the merger with Widmer.

Mr. Prial’s letter of agreement regarding employment provides for a lump-sum severance payment equal to sixteen months base salary, plus accrued vacation and sick pay, and reimbursement of COBRA premiums for sixteen months or until Mr. Prial finds new employment with comparable health care coverage. Payment of severance is subject to Mr. Prial signing a separation and release agreement in a form satisfactory to the company. The release will also include a non-competition component for employment in the craft beer brewing business for twelve months post employment. Redhook expects to pay the severance amounts to Mr. Prial on or before August 31, 2008 in connection with the merger with Widmer.

Mr. Triplett’s letter of agreement regarding employment provides for a lump-sum severance payment equal to twenty-three months base salary, plus accrued vacation and sick pay, and reimbursement of COBRA premiums for eighteen months or until Mr. Triplett finds new employment with comparable health care coverage. Payment of severance is subject to Mr. Triplett signing a separation and release agreement in a form satisfactory to the company. The release will also include a non-competition component for employment in the craft beer brewing business for twelve months post employment. Redhook expects to pay the severance amounts to Mr. Triplett on or before June 30, 2008 in connection with the merger with Widmer.

Mr. Shipman has executed an amended and restated employment agreement dated February 13, 2008, which is effective as of the effective date of the merger with Widmer. Under this employment agreement, Mr. Shipman’s employment as Chief Executive Officer of Redhook will terminate as of the effective date of the merger, and on such date Mr. Shipman will be entitled to receive all salary and bonuses due under his current letter of agreement with Redhook. On the one year anniversary of the effective date of the merger with Widmer, Mr. Shipman will be entitled to receive a severance payment equal to two additional years of his current base salary, which is $267,800, plus any accrued vacation and sick leave. The severance payment shall be paid in accordance with Redhook’s standard payroll policies then in effect. In addition, Mr. Shipman will be entitled to be reimbursed for COBRA premiums to maintain the same health benefits under Redhook’s health care plans for a period of 18 months, or until Mr. Shipman finds new employment with comparable health care coverage. The agreement requires execution of a general release of claims against the company as a condition to payment of severance, and, unless the company materially breaches the agreement or is declared bankrupt or insolvent, also prohibits Mr. Shipman from participating in any other business which brews, packages, markets or distributes craft alcoholic malt beverages in the continental U.S. or any foreign country where Redhook brews, packages, markets or distributes its products. The non-compete does not apply to providing consulting services in the Canadian market to Canadian business entities.

For purposes of Redhook’s severance arrangements, “for cause” is generally defined as: (i) conduct which, if the officer were to remain employed by Redhook, would substantially and adversely impair the interests of Redhook, (ii) fraud, dishonesty or self-dealing relating to or arising out of his employment with Redhook, (iii) the violation of any criminal law relating to his employment or to Redhook, (iv) material failure to perform required duties, or the repeated refusal to obey lawful directions of Redhook’s Board of Directors, or (v) a material breach of the officer’s employment agreement.

The following table describes the potential payments and benefits under Redhook’s compensation and benefit plans and arrangements to which the named executive officers would have been entitled upon termination of employment other than “for cause,” assuming the termination had taken place as of December 31, 2007. The actual amounts to be paid out can only be determined at the time of such executive’s separation from the company, and such amounts may be subject to re-negotiation at the time of actual termination. The information presented in this table assumes that the current terms of the employment agreements with Messrs. Shipman, Caldwell, Prial and Triplett were in effect as of the end of Redhook’s fiscal year ended December 31, 2007. However, with the exception of severance payable to Mr. Caldwell, the amount of severance payable to Redhook’s executive officers under their original letters of agreement are the same as the amounts shown below.

Table of Severance Payments and Benefits

					Continuation
			Monthly		of Medical/	Pro-rata	Value of	Total
	Years of		Base	Cash	Welfare	Bonus	Unexercised	Potential
Named Executive	Service		Salary	Severance(6)	Benefits	Payments(7)	Stock Options(8)	Payments

Paul S. Shipman	26	(1)	$22,317	$605,784	$17,008	$53,560	$637,022	$1,313,374
David J. Mickelson	21	(2)	16,604	393,393	17,008	99,697	572,495	1,082,593
Jay T. Caldwell	2	(3)	15,000	194,693	8,310	36,000	—	239,003
Gerard C. Prial	16	(4)	14,333	263,622	15,118	34,398	546,355	859,493
Allen L. Triplett	23	(5)	14,333	349,395	5,941	34,398	546,355	936,089

(1)	Mr. Shipman’s employment agreement provides for severance of $267,800 per year for two years, plus Mr. Shipman will also be paid for any vacation and sick leave that accrues during the term but is not used, plus reimbursement of COBRA premiums for up to eighteen months.

(2)	Mr. Mickelson’s letter of employment provides for severance equal to one month of base salary for each year of service with the company, capped at a severance payment equal to twenty-four months of base salary, plus reimbursement of COBRA premiums for the term of the severance period, not to exceed eighteen months.

(3)	Mr. Caldwell’s letter of employment provides for severance equal to twelve months base salary, plus reimbursement of COBRA premiums for the severance period. Prior to the execution of his letter of employment in December 2007, Mr. Caldwell served without an employment agreement. Therefore, if his employment had terminated prior to that date, he would not have been entitled to severance.

(4)	Mr. Prial’s letter of employment provides for severance equal to sixteen months base salary, plus reimbursement of COBRA premiums for the severance period.

(5)	Mr. Triplett’s letter of employment provides for severance equal to twenty-three months base salary, plus reimbursement of COBRA premiums for up to eighteen months.

(6)	Includes value of accrued but unpaid vacation and sick leave as of December 31, 2007.

(7)	Assumes performance targets for the executive set forth by the Compensation Committee were met.

(8)	Represents the number of unexercised stock options held by the executive, multiplied by $6.65, the closing price of the Company’s common stock on December 31, 2007, less the aggregate exercise price of the stock options. All outstanding stock options held by the Company’s executive officers are fully vested and exercisable.

CERTAIN TRANSACTIONS OF REDHOOK

Statement of Policy on Related Party Transactions

Redhook has adopted a policy of not engaging in business transactions with its officers, directors, nominees for director, beneficial owners of more than 5% of its common stock and immediate family members or affiliates of the foregoing, each of which we refer to as a related party, except upon terms that are deemed to be fair and reasonable by Redhook’s audit committee. Nevertheless, Redhook recognizes that there may be situations where such transactions with a related party may be in, or may not be inconsistent with, the best interests of Redhook and its shareholders. Therefore, Redhook has adopted a statement of policy with respect to such related party transactions that guides the review and approval or ratification of these related party transactions by Redhook.

Under the statement of policy, a “related party transaction” is a transaction between Redhook and any related party (including any transactions requiring disclosure under Item 404 of Regulation S-K under the Exchange Act), other than transactions available to all employees generally and transactions involving less than $10,000 when aggregated with all similar transactions. The Redhook audit committee has been tasked with the review and approval of all related party transactions. The audit committee considers all relevant facts and circumstances available in making its determination as to a related party transaction, including (if applicable) but not limited to: the benefits to Redhook; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity which is owned or controlled in substantial part by a director; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. The audit committee will approve only those related party transactions that are in, or are not inconsistent with, the best interests of Redhook and its shareholders, as the committee determines in good faith. A copy of Redhook’s statement of policy with respect to related party transactions is available on Redhook’s website at www.redhook.com (select About Redhook — Investor Relations — Governance — Highlights).

Certain Related Party Transactions

Transactions with A-B.  Since October 1994, Redhook has been party to an exchange and recapitalization agreement with A-B, as well as a master distributor agreement pursuant to which Redhook distributes its products in substantially all of its markets through A-B’s wholesale distribution network.

Exchange and Recapitalization Agreement

On July 1, 2004, Redhook completed a restructuring of its relationship with A-B and entered into an exchange and recapitalization agreement and a new distribution agreement. The terms of the exchange and recapitalization agreement provided that Redhook issue 1,808,243 shares of common stock to A-B in exchange for 1,289,872 shares of Series B Preferred Stock held by A-B. The Series B Preferred Stock, reflected on Redhook’s balance sheet at approximately $16.3 million, was cancelled. In connection with the exchange, Redhook also paid $2.0 million to A-B in November 2004.

Board representation.  The exchange and recapitalization agreement provides that A-B is entitled to designate two members of the board of directors of Redhook. A-B also generally has the contractual right to have one of its designees sit on each committee of the board of directors of Redhook. Messrs. Glick and Short are the A-B designated nominees and are both currently employees of A-B.

Restrictive covenants.  The exchange and recapitalization agreement also contains certain covenants restricting the ability of Redhook to enter into certain transactions. Without the prior consent of A-B, Redhook has agreed that it will not:

•	issue equity securities exceeding 20% of its outstanding common stock as of January 1, 2008 (other than securities issued to employees or directors for compensatory purposes) or with more than one vote per share or with a class vote on any matter;

•	issue any stock to any person engaged in the malt beverage or alcoholic beverage business;

•	acquire any assets related to the production or distribution of malt beverages which exceed 50% of the book value of its assets as of the date of such acquisition, or acquire any assets unrelated to the production or distribution of malt beverages which exceed 10% of the book value of its assets as of the date of such acquisition;

•	sell any assets which have a book value in excess of 30% of the aggregate book value of its assets;

•	dispose of any of its interest in Craft Brands;

•	amend its articles of incorporation or bylaws,

•	grant board representation rights to any party,

•	enter into certain transactions with affiliates, except upon fair and reasonable terms that are no less favorable to Redhook than would be obtained in a comparable arm’s-length transaction with a non-affiliate and that has been approved by a majority of the independent directors of the Board of Directors;

•	distribute its products in the United States other than through A-B, Craft Brands or as provided in the A-B distribution agreement,

•	voluntarily delist or terminate its listing on the NASDAQ Stock Market.

Additionally, A-B has the right to terminate the distribution agreement in the event any competitor of A-B acquires more than 10% of the outstanding common stock of Redhook.

The practical effect of these restrictions is to grant to A-B the ability to veto certain transactions that management may believe to be in the best interest of Redhook and its shareholders, including expansion of the combined company through acquisitions of other craft brewers or new brands, merger with other brewing companies or distribution of Redhook’s products outside the U.S. As a result, the results of operations and the trading price of Redhook’s common stock may be adversely effected.

Master Distributor Agreement

Under the master distributor agreement with A-B, which we refer to as the A-B distribution agreement, Redhook is required to sell its product in the midwest and eastern United States through sales to A-B. Redhook has also granted A-B the first right to distribute Redhook products, including future new products, in the midwest and eastern territory. Redhook is responsible for marketing its products to A-B’s distributors in the midwest and eastern territory, as well as to retailers and consumers. A-B distributors then place orders with Redhook, through A-B, for Redhook products. Redhook separately packages and ships the orders in refrigerated trucks to the A-B distribution center nearest to the distributor or, under certain circumstances, directly to the distributor.

For the year ended December 31, 2007, sales to A-B through the A-B distribution agreement represented 41% of total sales during the same period, or $18,879,000.

Termination.  The A-B distribution agreement has a term that expires on December 31, 2014, subject to automatic renewal for an additional ten-year period unless A-B provides written notice of non-renewal to Redhook on or prior to June 30, 2014. The A-B distribution agreement is also subject to early termination, by either party, upon the occurrence of certain events. The A-B distribution agreement may be terminated immediately, by either party, upon the occurrence of any one or more of the following events:

1) a material default by the other party in the performance of any of the provisions of the A-B distribution agreement or any other agreement between the parties, which default is either:

i) curable within 30 days, but is not cured within 30 days following written notice of default; or

ii) not curable within 30 days and either:

(1) the defaulting party fails to take reasonable steps to cure as soon as reasonably possible following written notice of such default; or

(2) such default is not cured within 90 days following written notice of such default;

2) default by the other party in the performance of any of the provisions of the A-B distribution agreement or any other agreement between the parties, which default is not described in (1) above and which is not cured within 180 days following written notice of such default;

3) the making by the other party of an assignment for the benefit of creditors; or the commencement by the other party of a voluntary case or proceeding or the other party’s consent to or acquiescence in the entry of an order for relief against such other party in an involuntary case or proceeding under any bankruptcy, reorganization, insolvency or similar law;

4) the appointment of a trustee or receiver or similar officer of any court for the other party or for a substantial part of the property of the other party, whether with or without the consent of the other party, which is not terminated within 60 days from the date of appointment thereof;

5) the institution of bankruptcy, reorganization, insolvency or liquidation proceedings by or against the other party without such proceedings being dismissed within 90 days from the date of the institution thereof;

6) any representation or warranty made by the other party under or in the course of performance of the A-B distribution agreement that is false in material respects; or

7) the distribution agreement between Craft Brands and A-B is terminated or the distribution thereunder of the products of Redhook is terminated pursuant to its terms.

Additionally, the A-B distribution agreement may be terminated by A-B, upon six months prior written notice to Redhook, in the event:

1) Redhook engages in certain “incompatible conduct” which is not curable or is not cured to A-B’s satisfaction (in A-B’s sole opinion) within 30 days. “Incompatible conduct” is defined as any act or omission of Redhook that, in A-B’s determination, damages the reputation or image of A-B or the brewing industry;

2) any A-B competitor or affiliate thereof acquires 10% or more of Redhook’s outstanding equity securities of Redhook, and one or more designees of such person becomes a member of Redhook’s board of directors;

3) Redhook’s current chief executive officer ceases to function as chief executive officer and within six months of such cessation a successor satisfactory in the sole, good faith discretion of A-B is not appointed;

4) Redhook is merged or consolidated into or with any other person or any other person merges or consolidates into or with Redhook; or

5) A-B or its corporate affiliates incur any liability or expense as a result of any claim asserted against them by or in the name of Redhook or any shareholder of Redhook as a result of the equity ownership of A-B or its affiliates in Redhook, or any equity transaction or exchange between A-B or its affiliates and Redhook, and Redhook does not reimburse and indemnify A-B and its corporate affiliates on demand for the entire amount of such liability and expense.

In the agreement Redhook and Widmer are currently negotiating with A-B, which is described in more detail under “Agreements Related to the Merger — Agreements with Anheuser-Busch,” A-B will consent to the consummation of the transactions contemplated by the merger agreement and thereby waive its right to terminate the A-B distribution agreement upon the merger of Redhook and Widmer and the termination of the Craft Brands distribution agreement.

Redhook believes that the benefits of the distribution arrangement with A-B, particularly the increased sales volume and efficiencies in delivery, state reporting and licensing, billing and collections, are significant to Redhook’s business and in the best interests of its shareholders. Redhook and Widmer believe that the benefits of the relationship that both companies have enjoyed with A-B, in particular distribution and material cost efficiencies, have offset the costs associated with the relationship. However, there can be no assurance that these costs will not have a negative impact on the sales and results of operations of the combined company.

Additionally, if the relationship between Redhook and A-B were to deteriorate, distribution of Redhook’s products would suffer significant disruption and such event will have a long-term severe negative impact on sales and results of operations, as it would be extremely difficult for Redhook to rebuild a distribution network. In such an event, Redhook would be faced with finding another national distribution partner similar to A-B, and entering into a complex distribution and investment arrangement with that entity, or with negotiating separate distribution agreements with individual distributors throughout the U.S. Currently, Redhook distributes its product through a network of more than 560 independent wholesale distributors, most of whom are geographically contiguous and independently owned and operated, and 13 branches owned and operated by A-B. If Redhook had to negotiate separate agreements with individual distributors, such an undertaking would necessarily take a significant amount of time to complete, during which Redhook’s products would not be distributed. It would also be extremely difficult for Redhook to build a seamless and contiguous distribution network as the one it currently enjoys through A-B. Additionally, Redhook would need to raise significant capital to fund the development of its new distribution network and continue operations. There can be no guarantee that financing would be available when needed, either from Redhook’s current lender or from the capital markets, or that any such financing would be on commercially reasonable terms. Given the difficulty that Redhook would face if it needed to rebuild its distribution network, if the current distribution arrangement with AB were to be terminated, it is unlikely Redhook would be able to continue as a going concern.

Fees and costs

The A-B distribution agreement provides that A-B is entitled to collect a margin fee on all payments to Redhook for sales through A-B as well as an additional amount, which we refer to as the additional margin, on shipments that exceed shipments for the same territory during fiscal 2003. During the year ended December 31, 2007, the margin was paid to A-B on shipments totaling 107,900 barrels to 532 A-B distribution points. Because 2007 shipments in the midwest and eastern United States exceeded 2003 shipments in the same territory, Redhook paid A-B the additional margin on 30,000 barrels. For the year ended December 31, 2007, Redhook paid a total of $1,024,000 related to the margin and additional margin. The margin and additional margin are reflected as a reduction of sales in Redhook’s statements of operations.

In connection with all sales through the A-B distribution agreement, Redhook also paid additional fees related to A-B administration and handling. Invoicing costs, staging costs, cooperage handling charges and inventory manager fees collectively totaled approximately $150,000 for the year ended December 31, 2007.

In certain instances, Redhook may ship its product to A-B wholesaler support centers rather than directly to the wholesaler. Wholesaler support centers assist Redhook by consolidating small wholesaler orders with orders of other A-B products prior to shipping to the wholesaler. A wholesaler support center fee of $171,000 is reflected in Redhook’s statement of operations for the year ended December 31, 2007.

Fees paid to A-B related to the distribution of the Company’s products, including the margin, additional margin, invoicing cost, staging cost, cooperage handling charge, inventory manager fee and wholesaler support center fee, totaled $1,345,000, for the year ended December 31, 2007.

Other agreements

Pursuant to a purchasing agreement dated November 21, 2002, Redhook purchased certain materials through A-B totaling $9,608,000 in 2007.

In December 2003, Redhook entered into a purchase and sale agreement with A-B for the purchase of the Pacific Ridge brand, trademark and related intellectual property. In consideration, Redhook agreed to pay A-B a fee for 20 years based upon the shipments of the brand by Redhook. A fee of $71,000 is reflected in Redhook’s statement of operations for the year ended December 31, 2007.

Redhook periodically leases kegs from A-B pursuant to an October 2001 letter of agreement. A lease and handling fee of $88,000 is reflected in Redhook’s statement of operations for the year ended December 31, 2007.

In connection with the shipment of its draft products to wholesalers through the A-B distribution agreement, Redhook collects refundable deposits on its kegs. Because wholesalers generally hold an inventory of Redhook’s kegs at their warehouse and in retail establishments, A-B assists in monitoring the inventory of kegs to insure that the wholesaler can account for all kegs shipped. When a wholesaler cannot account for some of Redhook’s kegs for which it is responsible, the wholesaler pays Redhook, for each keg determined to be lost, a fixed fee and also forfeits the deposit. For the year ended December 31, 2007, Redhook reduced its brewery equipment by $716,000, comprised of lost keg fees and forfeited deposits.

Excluding the purchase of materials and lost keg reimbursements, Redhook paid to A-B fees in connection with services provided under these other arrangements totaling $159,000 for the year ended December 31, 2007.

Transactions with Widmer Brothers Brewing Company.  On July 1, 2004, Redhook also entered into agreements with Widmer with respect to the operation of Craft Brands. Pursuant to these agreements, Redhook manufactures and sells its product to Craft Brands at a price substantially below wholesale pricing levels; Craft Brands, in turn, advertises, markets, sells and distributes the product to wholesale outlets in the western United States pursuant to a distribution agreement between Craft Brands and A-B. Widmer and Redhook are each 50% members of Craft Brands and A-B is also a major investor in Widmer.

For the year ended December 31, 2007, shipments of Redhook’s products to Craft Brands represented 38% of total Redhook shipments, or 121,900 barrels.

Messrs. Shipman and Clement have been designated by Redhook to serve on the board of directors of Craft Brands. A-B and Widmer each have the right to designate two directors to serve on the board of directors of Craft Brands.

Pursuant to a supply, distribution and licensing agreement with Craft Brands, if shipments of Redhook’s products in the Craft Brands territory decrease as compared to the previous year’s shipments, Redhook has the right to brew Widmer products in an amount equal to the lower of (i) Redhook’s product shipment decrease or (ii) the Widmer product shipment increase, which we refer to as the contractual obligation. In addition, Redhook may, pursuant to a manufacturing and licensing agreement with Widmer, brew more beer for Widmer than the contractual obligation. This manufacturing and licensing agreement with Widmer expires December 31, 2008. Under these contractual brewing arrangements, Redhook brewed and shipped 81,900 barrels of Widmer beer during the year ended December 31, 2007. Of these shipments, approximately 96% barrels were in excess of the contractual obligation.

In 2003, Redhook entered into a licensing agreement with Widmer to produce and sell the Widmer Hefeweizen brand in midwest and eastern United States markets. Redhook shipped 28,800 barrels of Widmer Hefeweizen in 2007 and a licensing fee of $432,000 is reflected in Redhook’s statement of operations for the year ended December 31, 2007.

In 2007, Redhook leased company-owned kegs to Widmer. Approximately $16,000 is reflected in Redhook’s statement of operations for the year ended December 31, 2007.

THE SPECIAL MEETING OF WIDMER SHAREHOLDERS

Widmer is furnishing this joint proxy statement/prospectus to Widmer shareholders as of the Widmer record date as part of the solicitation of proxies by the Widmer board of directors for use at the Widmer special meeting.

Date, Time and Place

The Widmer special meeting of shareholders will be held on Thursday, June 26, 2008, at 4:00 p.m., local time, at Widmer’s offices at 929 North Russell Street, Portland, Oregon 97227.

Purpose of the Widmer Special Meeting

At the Widmer special meeting, Widmer shareholders will be asked to consider and vote upon a proposal to approve the merger agreement, pursuant to which Widmer will merge with and into Redhook, and each holder of shares of common or preferred stock of Widmer will receive, in exchange for each share held, 2.1551 shares of Redhook common stock.

Recommendation of Widmer’s Board of Directors

With A-B designees Messrs. Glick, Goeler and Short abstaining, the Widmer board of directors has unanimously determined that the merger is in the best interests of Widmer and its shareholders, has adopted the merger agreement and recommends that Widmer shareholders vote “FOR” approval of the merger agreement.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of Widmer common stock at the close of business on May 13, 2008, the record date for the Widmer special meeting, are entitled to notice of, and to vote at, the Widmer special meeting and any adjournment or postponement of the meeting. On that record date, 3,793,604.5 shares of Widmer common stock were issued and outstanding and held by approximately 30 holders of record and 78,155 shares of Widmer preferred stock were issued and outstanding and held by one holder of record.

A quorum is present at the Widmer special meeting if a majority of all the shares of Widmer common stock issued and outstanding on the Widmer record date and entitled to vote at the Widmer special meeting are represented at the Widmer special meeting in person or by a properly executed proxy. Abstentions will be treated as present at the Widmer special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. Holders of record of Widmer common stock on the Widmer record date are entitled to one vote per share on each matter submitted to a vote at the Widmer special meeting.

The approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Widmer common stock outstanding on the record date and entitled to vote at the Widmer special meeting. Holders of Widmer preferred stock are not entitled to vote on approval of the merger agreement.

Shares Owned by Widmer Directors, Executive Officers and Principal Shareholders

At the close of business on the record date for the Widmer special meeting, directors and executive officers of Widmer beneficially owned and are entitled to vote a total of 1,641,892.5 shares of Widmer’s common stock, which represented approximately 43.4% of shares of Widmer common stock outstanding on that date. In addition, A-B beneficially owned on the record date and is entitled to vote 1,534,655 shares, or approximately 40.5%, of Widmer’s common stock outstanding on the record date of the Widmer special meeting.

Voting of Proxies

Shareholders of record may vote their shares by attending the Widmer special meeting and voting their shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage pre-paid envelope. If a proxy card is signed by a shareholder of record and returned without specific voting instructions, the shares represented by the proxy will be voted “FOR” the merger.

Widmer does not expect that any matter other than the proposal to approve the merger agreement will be brought before the Widmer special meeting. If, however, other matters are properly brought before the Widmer special meeting, or any adjourned meeting, the persons named as proxies will vote in accordance with their judgment.

Revocability of Proxies

Shareholders of record may revoke their proxy at any time prior to the time it is voted at the meeting. Shareholders of record may revoke their proxy by:

•	executing a later-dated proxy card relating to the same shares and delivering it to Widmer’s Secretary before the taking of the vote at the Widmer special meeting;

•	filing with Widmer’s Secretary before the taking of the vote at the Widmer special meeting a written notice of revocation bearing a later date than the proxy card; or

•	attending the Widmer special meeting and voting in person (although attendance at the Widmer special meeting will not, in and of itself, revoke a proxy).

Any written revocation or subsequent proxy card should be delivered to Widmer Brothers Brewing Company, 929 North Russell Street, Portland, Oregon 97227, Attention: Secretary, or hand delivered to Widmer’s Secretary or his representative before the taking of the vote at the Widmer special meeting.

Solicitation of Proxies

Widmer is soliciting proxies for the Widmer special meeting and will bear all expenses in connection with solicitation of proxies, except those expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus, which will be paid for by Redhook.

Widmer expects to solicit proxies primarily by mail, but directors, officers and other employees of Widmer may also solicit proxies in person or by telephone. No additional compensation will be paid to directors, officers or other employees of Widmer in connection with this solicitation.

WIDMER SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF WIDMER STOCK CERTIFICATES WILL BE MAILED TO WIDMER SHAREHOLDERS SHORTLY AFTER COMPLETION OF THE MERGER.

MATTERS BEING SUBMITTED TO A VOTE OF WIDMER SECURITY HOLDERS

Widmer Proposal No. 1: Adoption of the Merger Agreement

At the Widmer special meeting, Widmer shareholders will be asked to consider and vote upon a proposal to approve the merger agreement. The merger agreement provides that, at the effective time of the merger, Widmer will be merged with and into Redhook. The terms of, reasons for and other aspects of the merger agreement are described in detail in the other sections of this joint proxy statement/prospectus.

Required Vote

Widmer cannot complete the merger unless the merger agreement is approved by the affirmative vote of the holders of majority of the shares of Widmer common stock outstanding on the record date and entitled to vote at the Widmer special meeting. Holders of Widmer preferred stock are not entitled to vote on approval of the merger agreement.

WITH A-B DESIGNEEES MESSRS. GLICK, GOELER AND SHORT ABSTAINING, WIDMER’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

WIDMER EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion describes the compensation earned during 2007 by individuals employed by Widmer or Craft Brands who will be executive officers of the combined company following the merger. The compensation committee for Widmer is composed of three members of the Widmer board of directors, Kurt Widmer, Anthony Short and Ray Rudy. Mr. Rudy is an independent director as defined in Nasdaq Marketplace Rule 4200(a)(15). Messrs. Widmer and Short are also members of the compensation committee for Craft Brands, along with Paul Shipman. No Craft Brands compensation committee members are independent as defined in Nasdaq Marketplace Rule 4200(a)(15). Unless the context otherwise requires, references in the discussion to Widmer include Craft Brands.

Overview

The principal objectives of Widmer’s executive compensation program are to attract, retain and promote talented executive level employees and to motivate them to achieve challenging performance objectives deemed critical to Widmer’s success.

The compensation committee is responsible for establishing and administering the overall compensation policies for Widmer and has the ultimate authority to determine matters of compensation for senior management. The compensation committee receives recommendations from Kurt Widmer, Widmer’s Chief Executive Officer, regarding compensation of executive officers of Widmer, and from Terry Michaelson, President of Craft Brands, regarding compensation of executive officers of Craft Brands. Quarterly incentive bonuses are awarded in the discretion of Messrs. Widmer or Michaelson, as applicable.

Elements of Compensation

Widmer’s executive compensation programs include four primary components: base salary, short-term and long-term performance-based incentive payments, quarterly discretionary bonuses, and severance payments upon termination of employment. Performance for purposes of short-term and long-term incentive payments is measured by the attainment of financial, operational and/or strategic goals set by the compensation committee and approved by the board of directors. The compensation programs were established in connection with employment agreements executed with several executive officers in 2004, amended and restated in 2005, and extended annually thereafter. Kurt and Robert Widmer do not have employment agreements in place with Widmer.

Base Salaries.  Base salary is the primary means Widmer uses to provide regularly paid compensation to its executive officers. The level of base salary reflects the employee’s long-term performance, skill set and the market value of that skill set. Base salaries for all executives are determined by reviewing job responsibilities and individual contributions within the framework of the existing executive salary structure. Base salary levels for individuals who will be executive officers of the combined company were increased in April 2007 (other than Kurt Widmer) by 3% for cost-of-living and further adjusted, for Messrs. Pastore, McFall and Wall, in September 2007 based on market factors. The September 2007 base salary levels and percentage increases over levels in place at December 31, 2006, are shown in the table below:

	2007
	Base Salary	Percentage
Executive Officer	Level	Increase

Kurt R. Widmer	$225,000	0%
V. Sebastian Pastore	170,000	28%
Terry E. Michaelson	179,529	3%
Timothy G. McFall	170,000	19%
Martin J. Wall, IV	162,000	18%

Incentive Payments.  Short- and long-term incentive payments, both performance-based and discretionary, are based on the attainment of certain critical business objectives identified as a part of Widmer’s annual strategic planning process.

Short-term performance bonuses are calculated based on achievement of forecasted objectives established prior to the beginning of the year. The short-term bonus potential for Mr. Pastore for each of 2006 and 2007 was based on the percentage, if any, by which actual EBITDA exceeded the EBITDA budgeted at the beginning of the year. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. For 2007, the EBITDA achieved by Widmer was more than 20% below budgeted EBITDA, so no short-term bonuses were earned by Widmer executive officers.

The short-term bonus potential for Messrs. McFall, Michaelson and Wall for each of 2006 and 2007 was based on a target bonus amount established by the compensation committee at the beginning of the year. The target bonus amounts for 2007 are shown below under the heading “Grants of Plan-Based Awards for Fiscal Year 2007.” Following yearend, the target amounts are multiplied by a percentage obtained by dividing (x) Craft Brands’ actual operating profit for the year by (y) the target operating profit set forth in Craft Brands’ budget and business plan for the year. We refer to this percentage as operating profit attained. Actual operating profit is defined as Craft Brands’ gross sales minus the sum of (a) cost of goods sold and (b) sales, marketing and administrative costs for the year. No bonus is payable if operating profit attained is not greater than 80%. For 2007, Craft Brands’ actual operating profit was $7.2 million and its target operating profit was $8.0 million, yielding an operating profit attained of 90%. The resulting amount is then adjusted by a bonus multiplier ranging from 0.80 to 1.25 based on the number of brands for which annual sales volume exceeded specified levels ranging from 80% to 100% of target volume and whether operating profit attained exceeded 80% or 100%. For 2007, the budgeted target sales volume levels for the Widmer, Redhook and Kona brands were approximately 253,200, 126,000 and 29,400 barrels, respectively, which represented an increase over 2006 actual sales volume levels of 6.2%, 2.6% and 43.1%, respectively. All of the brands achieved their sales targets at a level in excess of 95% which, combined with an operating profit attained for 2007 at the 90% level, yielded a bonus multiplier, as determined by the compensation committee, of 0.90.

Long-term performance bonuses vest over three years as of December 31st of each year. The long-term bonus is then paid out over three years beginning March 1st of the year following vesting of the first installment. The performance-based long-term bonus potential for Mr. Pastore for each of 2006 and 2007 was based on the increase in Widmer’s enterprise value for the year compared to the prior year, multiplied by a factor referred to as the applicable bonus rate. Enterprise value is defined as eight times EBITDA minus the amount of long-term debt at year end. The applicable bonus rate ranges from 0.25% to 1.00% based on the increase in enterprise value. Widmer’s enterprise value did not increase for 2007 as compared to 2006, so no long-term bonuses were earned by Widmer executive officers for 2007.

The long-term bonus potential for Messrs. McFall, Michaelson and Wall for each of 2006 and 2007 was based on the increase in net profit of Craft Brands for the year. Under the terms of each officer’s employment agreement, if the net profit contribution for the year exceeds the net profit contribution for the prior year or for 2004, whichever is higher, a long-term bonus pool equal to 15% of the increase is established. Mr. Michaelson is entitled to 50% of the long-term bonus pool, if any, and Messrs. McFall and Wall are each entitled to 25%. Net profit contribution is calculated by subtracting from Craft Brands’ net sales for the year the sum of (a) a predetermined factor representing manufacturing costs plus (b) Craft Brands’ actual sales, marketing, and administrative expenses, shipping expenses, excise taxes and other operating expenses. Craft Brands’ net profit contribution for 2006 and 2007 was $13,647,946 and $15,308,262, respectively. The 2007 increase of approximately $1,660,000 would have yielded a bonus pool of $249,000. The compensation committee determined, in accordance with its authority under the provisions governing the bonus program for Craft Brands, that a downward adjustment in the 2007 long-term bonus pool was appropriate due to a substantial change in business conditions and structure. Accordingly, the amount of the long-term bonus pool for 2007 was set at $191,777, which equals 15% of Craft Brands’ actual increase in net income in 2007 as compared to 2006.

Discretionary quarterly incentives reward specific financial and operational goals established for individual executive officers. These goals are established prior to the beginning of each quarter between the executive and the Chief Executive Officer or President, as applicable. The goals relate to such issues as brand promotions, market roll-out programs and critical project completion. The discretionary quarterly bonuses to be paid to an individual during a given year are designed to be roughly equal to 25% of the performance-based short-term bonus potential for the year.

In 2007, individuals who will be executive officers of the combined company after the merger earned the following incentive payments for their services to Widmer or Craft Brands:

	Short-Term	Long-Term
	Performance	Performance	Discretionary	Total
Executive Officer	Bonus	Bonus(1)	Bonus	Bonuses

Kurt R. Widmer	$—	$—	$—	$—
V. Sebastian Pastore	—	—	12,000	12,000
Terry E. Michaelson	36,165	95,889	15,000	147,054
Timothy G. McFall	20,896	47,944	9,000	77,840
Martin J. Wall, IV	24,111	47,944	10,000	82,055

(1)	Long-term bonuses vest in three equal annual installments beginning on the December 31 of the calendar year for which the bonus is earned. Vested amounts are payable 50% by March 1 of the year following the year in which the installment vests and 50% by the following March 1.

The table under the heading “Grants of Plan-Based Awards for Fiscal Year 2007” on page 102 below shows the target performance-based short-term bonus awards for the above individuals for 2007.

Benefits.  Widmer offers its employees medical, dental and vision coverage, disability insurance, and life insurance on an equal basis. In addition, Widmer has a 401(k) plan as described further in “Other Compensation” below. All employees who meet certain plan eligibility requirements, including executive officers, are eligible to participate in these plans. The cost of employee benefits is partially borne by the employee, including each executive officer.

Perquisites.  The value of perquisites or personal benefits provided to executive officers is less than $10,000 per individual annually. Among other benefits, all Widmer and Craft Brands employees, including executive officers, are entitled to receive a discount on purchases made at Widmer’s restaurant or retail operation.

Severance and Change of Control Arrangements.  The employment agreements entered into with Messrs. McFall, Michaelson, Pastore, and Wall contain provisions for severance payments in the event their employment is involuntarily terminated without cause. The severance provisions are described in more detail below under “Potential Payments upon Termination or Change of Control.”

In addition, Widmer has adopted a severance plan that provides for the payment of severance benefits to all full-time employees, other than executive officers, in the event an employee’s employment is terminated as a result of a merger or other business combination with Redhook. The plan provides for the payment of severance equal to six months of base pay in effect at the time of notice of termination if the employee executes a full release of claims in a form acceptable to Widmer. The compensation committee approved the severance plan in order to retain employees who might otherwise leave in the absence of such a plan given the uncertainty of the employees’ future.

Other Compensation.  Under the 401(k) plan for Widmer and Craft Brands, the company currently matches eligible participants’ contributions 50 cents for every dollar up to 6% of the employee’s gross earnings. The matching contribution is discretionary and determined annually. In order to be eligible for a matching contribution in any particular year, a participant must be an employee during the year and make salary deferrals under the 401(k) plan. All matching contributions vest as follows: (i) 20% after one Year of Service and (ii) an additional 20% for each additional Year of Service completed. A “Year of Service” is one in which the employee worked at least 1,000 hours. Executive officers are eligible to participate in the 401(k) plan.

Summary Compensation Table

The following table sets forth information regarding compensation earned during the years ended December 31, 2007 and 2006 by each individual currently employed by Widmer or Craft Brands who will be an executive officer of the combined company following the merger, collectively referred to as the named executive officers in this table:

				Non-Equity
				Incentive Plan	All Other
Executive Officer	Year	Salary	Bonus(1)	Compensation(2)	Compensation(3)	Total

Kurt R. Widmer	2007	$225,000	$—	$—	$10,250	$235,250
Chief Executive Officer,	2006	225,000	—	57,044	5,563	287,607
President and Chairman of the Board
V. Sebastian Pastore	2007	$147,391	$12,000	$—	$7,750	$167,141
Vice President of	2006	133,142	12,000	14,241	4,313	163,696
Operations of Widmer
Terry E. Michaelson	2007	$178,121	$15,000	$132,054	$10,250	$335,425
President of Craft Brands	2006	174,300	15,000	86,470	10,000	285,770
Timothy G. McFall	2007	$152,770	$9,000	$68,840	$7,750	$238,360
Vice President of	2006	142,500	9,000	48,193	7,360	207,053
Marketing of Craft
Martin J. Wall, IV	2007	$146,572	$10,000	$72,055	$7,750	$236,377
Vice President of Sales	2006	137,200	10,000	53,858	7,500	208,558
of Craft Brands

(1)	Represents discretionary quarterly bonuses.

(2)	Represents performance-based short-term and long-term incentive bonuses earned for the year.

(3)	Represents matching employer contributions to 401(k) plan.

Grants of Plan-Based Awards for Fiscal Year 2007

The table below provides information regarding grants of performance-based short-term bonus awards to the named executive officers during 2007. The bonus grants were made under the terms of employment agreements with certain executive officers. The methodology for calculating performance-based short-term bonuses is summarized above under “Widmer Executive Compensation — Compensation Discussion and Analysis — Incentive Payments.”

		Estimated Possible Payouts Under
		Non-Equity Incentive Plan Awards(1)(2)
Executive Officer	Grant Date	Threshold	Target	Maximum

Kurt R. Widmer	—	$—	$—	$—
V. Sebastian Pastore	January 1, 2007	—	30,000	—
Terry E. Michaelson	January 1, 2007	—	60,000	—
Timothy G. McFall	January 1, 2007	—	35,000	—
Martin J. Wall, IV	January 1, 2007	—	40,000	—

(1)	Represents target amounts for short-term performance bonuses that are established by the Widmer compensation committee at the beginning of the fiscal year. Actual amounts awarded are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table and described in detail above under “Widmer Executive Compensation — Compensation Discussion and Analysis — Incentive Payments.

(2)	Amounts payable as long-term performance bonuses are not included in the table since there are no thresholds, targets or maximum amounts payable. Actual long-term bonus awards are included in the Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation”, and described in detail above under “Widmer Executive Compensation — Compensation Discussion and Analysis — Incentive Payments.”

Potential Payments upon Termination or Change of Control

Each of the named executive officers other than Kurt Widmer has entered into an employment agreement with Widmer or Craft Brands that, as amended and restated in 2005, is currently in effect. A description of payments and benefits to be provided to the named executive officers under various circumstances involving termination of employment under the agreements follows.

Definition of Certain Terms.  Brief summaries of the definitions of certain terms used in the agreements are set forth below.

“Cause” means one of the following actions which is not cured within 30 days of receipt of written notice of the actions or circumstances constituting cause:

•	A material breach of the employment agreement by the executive;

•	The executive’s refusal or failure to comply with the company’s policies or to perform any significant job duties;

•	Any act of fraud or dishonesty involving the company or its business; or

•	The executive’s conviction of or a plea of no contest to a felony.

“Good Reason” for purposes of an executive’s termination of his employment means:

•	A substantial adverse change in the nature or status of the executive’s title, position, duties, or reporting responsibilities;

•	Failure by the company to comply with any material term of the agreement;

•	Relocation of the executive to an office more than 200 miles from the present location;

•	A reduction in base salary below the level specified in the agreement; or

•	Failure to provide the executive with benefits comparable to those made available by the company to its executives generally.

Payments and Benefits on Termination for Cause or Without Good Reason.  If an executive’s employment is terminated by the company for cause or by the executive without good reason, the executive will be entitled to receive accrued salary through the date of termination, any benefits for which he is qualified at the date of termination, and the amount of long-term performance bonuses that had previously been vested but unpaid. If the named executive officers had been terminated under these provisions on December 31, 2007, they would have been entitled to receive, in addition to accrued and unpaid salary and benefits, the following amounts as vested but unpaid long-term bonuses: Mr. Widmer, $0; Mr. McFall, $124,392; Mr. Michaelson, $237,143; Mr. Pastore, $43,266; and Mr. Wall, $120,892.

Payments and Benefits on Termination Without Cause or for Good Reason.  If an executive’s employment is terminated by the company without cause or by the executive for good reason, the executive will be entitled to receive accrued salary through the date of termination, any earned but unpaid quarterly discretionary bonus, a portion of the short-term and long-term performance bonuses for the year as calculated at the end of the year and pro-rated based on the number of days the executive worked during the year, and any other benefits to which the executive is entitled under the terms of the company’s benefit plans. He is also entitled to receive all amounts of long-term bonuses that have been earned and not yet paid, whether or not previously vested.

In addition, Messrs. McFall, Michaelson, Pastore and Wall are each entitled to a “noncompete option” pursuant to which they may elect, by notice delivered to the company within 30 days following termination, to receive monthly noncompete payments for the period specified in their agreements in exchange for their agreement not to engage in specified activities relating to a business engaged in the manufacturing, advertising, promotion or distribution of malt beverages. The monthly noncompete payment is equal to one month’s base salary plus (a) one-twelfth of the short-term bonus paid in the previous calendar year and (b) an amount equal to the monthly premiums for continued health insurance coverage at the same level provided prior to termination. The monthly noncompete payments will cease if the executive engages in one or more of the specified activities. The executive must also execute a release of all claims against the company related to the executive’s employment as a condition to receiving the monthly noncompete payments.

The following table shows potential pay-outs assuming that the employment of a named executive officer was terminated on December 31, 2007, either by the company for reasons other than cause, death or disability, or by the executive with good reason, and that the employee elects to exercise his noncompete option, if any, for the maximum term.

	Kurt R.	V. Sebastian	Terry E.	Timothy G.	Martin J.
	Widmer	Pastore	Michaelson	McFall	Wall, IV

Cash severance(1)	$—	$182,000	$323,540	$190,896	$186,111
Current short-term bonus(2)	—	—	36,165	20,896	24,111
Current long-term bonus(2)	—	—	95,889	47,944	47,944
Accrued long-term bonus(3)	—	43,266	141,254	76,448	72,948
Health insurance premiums	—	—	20,550	13,700	13,700
Accrued vacation	10,581	21,382	32,037	4,232	15,603

Total	$10,581	$246,648	$649,435	$354,116	$360,417

(1)	Represents the maximum total amount payable if the executive exercises his “noncompete option.” The maximum number of monthly noncompete payments is as follows: Mr. McFall, 12; Mr. Michaelson, 18; Mr. Pastore, 12; and Mr. Wall, 12.

(2)	These amounts were earned for calendar 2007, as shown on page 101 above.

(3)	These amounts were earned for years prior to 2007, but were unpaid at December 31, 2007. All bonuses vest immediately upon termination without cause or for good reason.

The amounts shown above, excluding cash severance, would have been payable upon termination of employment by reason of death or disability on December 31, 2007.

CERTAIN TRANSACTIONS OF WIDMER

Statement of Policy on Related Party Transactions

As a privately-held company, Widmer does not have a formal policy related to the approval of transactions with related persons. Widmer’s decisions to enter into such transactions are made by the board of directors pursuant to the proposed terms of each such transaction.

Certain Related Party Transactions

Transactions with Directors, Executive Officers and Principal Shareholders of Widmer.  Widmer leases corporate office space and restaurant space from Smithson & McKay LLC, whose members include Kurt Widmer, Robert Widmer and Kristen Maier-Lenz, who is the sister of Kurt and Robert Widmer and owns 5.9% of the outstanding Widmer common stock. Lease fees totaled $55,000, $53,000, and $50,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The triple-net lease has a 40-year term expiring in 2034, with two consecutive 10-year extensions at the election of the lessee upon written notice. The rent is adjusted each year to reflect increases in the Consumer Price Index. The rent during an extension period, if any, will be established at fair market levels at the beginning of each period.

Widmer leases a storage facility, parking lots and certain equipment from Widmer Brothers LLC, which members include Kurt Widmer and Robert Widmer. Lease fees totaled $54,000, $53,000, and $49,000 for the years ended December 31, 2007, 2006, and 2005, respectively. In October 2007, the parties entered into a restated triple-net commercial lease with a 10-year term expiring in 2017, and two consecutive five-year renewal options at the election of the lessee upon written notice. The initial monthly rent of $3,678 is subject to annual increase based on changes in the Consumer Price Index. Rent for a renewal term, if any, will be equal to the greater of the rent during the preceding term or a reasonable fair market rental based on rental values of comparable properties in the vicinity.

In December 2007, Widmer entered into a five year line of credit facility with a bank. The facility is secured by Widmer’s assets as well as by certain real property owned by Smithson & McKay LLC. The limited liability company has granted a deed of trust as collateral and is a party to the debt agreement as a grantor. The property is used by Widmer in normal operating activities.

Transactions with A-B.  For the year ended December 31, 2007, sales to A-B through the A-B distribution agreement represented 77% of total sales, or $59,437,000. For the year ended December 31, 2006, sales to A-B through the A-B distribution agreement represented 82% of total sales or $51,972,000. For the year ended December 31, 2005, sales to A-B through the A-B distribution agreement represented 81% of total sales, or $44,207,000. A-B is considered to be Widmer’s major customer.

As part of the A-B distribution agreement, Widmer paid a margin fee to A-B based on per barrel shipped through the A-B distribution network. The margin fee does not apply to sales in Widmer’s retail operations or to dock sales. The distribution agreement also provides that Widmer will pay an additional fee on shipments that exceed the volume of shipments in the same geographical areas as in 2003, the base year. This fee is an additional or incremental margin fee. For the years ended December 31, 2007, 2006 and 2005, the margin fee was paid to A-B on shipments totaling 435,000, 404,000, and 360,000 barrels to 207, 188, and 151 distribution points, respectively. As shipments of product have increased from the 2003 volumes, Widmer also paid an incremental margin fee on 114,000, 81,000, and 38,000 barrels in the three years ended December 31, 2007, 2006 and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005, Widmer paid a total of $4,080,000, $3,498,000, and $2,868,000, respectively, related to the margin and incremental margin. The margin and additional margin are reflected as a reduction of sales in Widmer’s statements of operations.

In connection with all sales through the A-B distribution agreement, Widmer also paid fees to A-B related to administration and handling, invoicing costs, staging costs, and inventory manager fees which are reflected in cost of sales in Widmer’s statements of operations. These fees collectively totaled $155,000, $161,000 and $118,000 for the three years ended December 31, 2007, 2006 and 2005, respectively.

In certain instances, Widmer may ship its product to A-B wholesaler support centers rather than directly to the wholesaler. Wholesaler support centers assist Widmer by consolidating small wholesaler orders with orders of other A-B products prior to shipping to the wholesaler. A wholesaler support center fee of $165,000, $126,000 and $0 is reflected in Widmer’s statements of operations for the years ended December 31, 2007, 2006, 2005, respectively

Widmer purchased certain materials through A-B totaling $6,915,000, $6,516,000 and $4,727,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Widmer entered into an agreement with A-B during 2007 in connection with a contract brewing arrangement. During 2007, Widmer paid A-B $651,000 for services and $241,000 for equipment related to this arrangement.

Fees paid to A-B in connection with the distribution of Widmer’s products, including the margin, incremental margin, invoicing cost, staging cost, cooperage handling charge, inventory manager fee and wholesaler support center fee, totaled $4,400,000, $3,785,000 and $2,986,000 during the years ended December 31, 2007, 2006 and 2005, respectively. In connection with services provided under other arrangements with A-B, Widmer paid to A-B fees totaling $651,000 during the year ended December 31, 2007. There were no fees paid to A-B in connection with other arrangements during the years ended December 31, 2006 and 2005, respectively. The net amount due to A-B was $4,138,000 and $2,692,000 as of December 31, 2007 and 2006.

Following the merger, the relationship between the surviving corporation and A-B will be governed by the agreements between Redhook and A-B, as modified by amendments currently being negotiated. See “Agreements related to the Merger — Agreements with Anheuser-Busch” and “Certain Transactions of Redhook.”

Transactions with Redhook.  In 2003, Widmer entered into a licensing agreement with Redhook to produce and sell the Widmer Hefeweizen brand in states east of the Mississippi River. In March 2005, the Widmer Hefeweizen distribution territory was expanded to include all of the midwest and eastern markets. Brewing of this product is conducted at Redhook’s New Hampshire Brewery under the supervision and assistance of Widmer’s brewing staff to insure brand quality and matching taste profile. The term of this agreement originally expired February 1, 2008 with an additional one-year automatic renewal unless either party notifies the other of its desire to have the term expire at the end of the then existing term at least 150 days prior to such expiration. The agreement was automatically renewed for a one year term in February 2008. The agreement may be terminated by either party at any time without cause pursuant to 150 days notice or for cause by either party under certain conditions. Additionally, Widmer entered into an agreement with Redhook providing that if Widmer terminates the licensing agreement or causes it to expire before December 31, 2009, Widmer will be required to pay Redhook a lump sum payment to partially compensate Redhook for capital equipment expenditures made at the New Hampshire Brewery to support Widmer’s growth. During the term of these agreements, Redhook will not brew, advertise, market, or distribute any product that is labeled or advertised as a “Hefeweizen” or any similar product in the agreed upon midwest and eastern territory. Brewing and selling of Redhook’s Hefe-weizen was discontinued in conjunction with this agreement. Under the terms of the agreement, Widmer recognized licensing fee income of $432,000, $436,000 and $376,000 for the three years ended December 31, 2007, 2006 and 2005, respectively. The licensing fees are included in Widmer’s statements of operations as royalty income.

In connection with a contract brewing arrangement between Widmer and Redhook, Redhook produced 81,900, 43,000 and 8,900 barrels of Widmer beer during the years ended December 31, 2007, 2006 and 2005, respectively. Pursuant to Redhook’s agreement with Craft Brands, if shipments of Redhook’s products in the western United States decrease, as compared to the previous year’s shipments, Redhook will have the right to brew Widmer’s products in an amount equal to the lower of (i) the Redhook product shipment decrease or (ii) Widmer product shipment increase. The contract brewing arrangement with Redhook expired December 31, 2007. A new 2008 agreement with Redhook to continue contract brewing was executed in February 2008.

Pursuant to Widmer’s distribution agreement with Redhook through its subsidiary, Craft Brands, Widmer purchases product from Redhook for distribution. During each of the three years ended December 31, 2007, 2006 and 2005, Widmer purchased product totaling $7,615,000, $7,748,000, and $8,085,000, respectively.

Pursuant to Widmer’s distribution agreement with Redhook through its subsidiary, Craft Brands, Widmer receives a fee from Redhook equal to the margin on Redhook’s product sales in the state of Washington. The amounts received from Redhook under this agreement totaled $4,380,000, $3,915,000 and $3,715,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

Following the merger, Widmer and Craft Brands will no longer be separate legal entities and all agreements among Redhook, Widmer and Craft Brands will be of no further force and effect.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Change in Status of Redhook’s Current Chief Executive Officer and Certain Directors

Paul Shipman, Redhook’s Chairman of the Board and Chief Executive Officer, has entered into a letter agreement with Redhook that will become effective upon closing of the merger. Under this agreement, Mr. Shipman will cease to serve as the Chief Executive Officer and will be employed for a term of approximately one year following the merger as a consultant to the board of directors with the title of Chairman Emeritus and Consultant to the Board. Frank Clement, John Glick, Michael Loughran and Paul Shipman, who currently serve as Redhook directors, will not continue as directors following the merger.

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will consist of a total of two current Redhook independent directors, two directors designated by A-B and three directors designated by Widmer. The Widmer designees who will join the combined company’s board of directors are: Kurt Widmer, who will serve as Chairman of the Board, Timothy Boyle and Kevin Kelly. The other four directors will be David Lord and John Rogers, Jr. and A-B designated directors Andrew Goeler and Anthony Short. Messrs. Lord, Rogers and Short currently serve as Redhook directors. Mr. Goeler has been designated by A-B to replace John Glick, who currently serves as one of the A-B designated Redhook directors. Following the merger, a majority of the board of directors of the combined company will be composed of independent directors (as defined by Nasdaq Marketplace Rule 4200(a)(15)). The directors will stand for election annually.

The following table lists the names and ages as of December 31, 2007 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position

Executive Officers and Directors
Terry E. Michaelson	54	Co-Chief Executive Officer
David J. Mickelson	48	Co-Chief Executive Officer
Jay T. Caldwell	55	Chief Financial Officer and Treasurer
Mark D. Moreland	43	Chief Accounting Officer
Martin J. Wall, IV	36	Vice President, Sales
Timothy G. McFall	42	Vice President, Marketing
V. Sebastian Pastore	41	Vice President, Brewing Operations and Technology
Kurt R. Widmer	56	Chairman of the Board
Timothy P. Boyle	58	Director
Andrew R. Goeler	51	Director
Kevin R. Kelly	58	Director
David R. Lord	59	Director
John D. Rogers, Jr.	64	Director
Anthony J. Short	48	Director

Directors

Timothy P. Boyle.  Mr. Boyle has served as a director of Widmer since May 1999. Since 1989, Mr. Boyle has served as President and Chief Executive Officer of Columbia Sportswear Company, an active outdoor apparel and footwear company headquartered in Portland, Oregon. He began working with Columbia

Sportswear Company in 1970. Mr. Boyle is a member of the boards of directors of Columbia Sportswear Company, Northwest Natural Gas Company, the University of Oregon Foundation and Oregon Trout. He is a trustee of Reed College, the Youth Outdoor Legacy Fund and a past member of the Young Presidents’ Organization. He earned a Bachelor of Science degree in Journalism from the University of Oregon.

Andrew R. Goeler.  Mr. Goeler has served as a director of Widmer since August 2005 and been employed by A-B since 1980. Since 1995, Mr. Goeler has held various positions in the Marketing Division at A-B, including heading up the Bud Light and Budweiser brands. He currently serves as Vice President, Import, Craft and Specialty Group. Prior to 1995, Mr. Goeler held various field sales positions, including Geographical Marketing and Executive Assistant to the Vice President of Sales, and served in the Wholesale Operations Division. Mr. Goeler earned a Master’s Degree in Marketing from Fairleigh Dickinson University and a Master’s Degree in International Business from Webster University.

Kevin R. Kelly.  Mr. Kelly has been a director of Widmer since September 1995. He has been the Chief Executive Officer and owner of McCall Heating and Cooling, an oil sales and heating/cooling contractor since 1994. He was elected President and Chief Executive Officer of U.S. Bancorp in 1993 after holding the position of President and Chief Executive Officer of U.S. Bank of Oregon since 1987. He began his 16 year career at US Bancorp with principal assignments in corporate planning, business development, and as head of the investment group. He is an alumnus of Portland, Oregon’s Jesuit High School, and graduated with a bachelor’s degree from Santa Clara University which he attended on a basketball scholarship. He graduated from the University of Oregon with a Masters degree (1973) and a Ph.D. (1974) in Economics with subsequent teaching engagements at the University of Oregon, Reed College, and Lewis and Clark College. He participates as a director of Northwest Bank and The Sisters of Providence Pension Trustees. His current charitable interests also include children at risk (St. Mary’s Home for Boys, Thomas Edison High School, and De La Salle High School, the arts (Portland Center Stage), religion (Legatus and Mt. Angel Foundation) and community development (Portland Oregon Sports Authority).

Kurt R. Widmer.  Mr. Widmer co-founded Widmer Bros. Brothers Brewing Company with his brother, Robert Widmer, in 1984 and has served as President, Chief Executive Officer and Chairman of the Board since that time. Mr. Widmer earned a Bachelor’s Degree in Psychology from the University of Oregon. He is a member of the board of directors and past president of the Oregon Brewers Guild.

For biographical information regarding Messrs. Lord, Rogers and Short, see “Matters Being Submitted to a Vote of Redhook Shareholders — Redhook Proposal No. 1” beginning on page 69.

Executive Officers

Timothy McFall.  Mr. McFall has served as Vice President of Marketing of Craft Brands since July 2004. From May 1995 to June 2004, he served as Vice President of Marketing of Widmer. From September 1990 to April 1995, Mr. McFall was Senior Product Manager at G. Heilman Brewing Company and from May 1986 to September 1988, he worked in sales and merchandising at Coast Distributing Co., a beer distributing company. Mr. McFall earned a Bachelor’s Degree in Psychology from Willamette University in 1987 and a Master’s Degree in Marketing from the Atkinson School at Willamette University in 1990.

Terry E. Michaelson.  Mr. Michaelson has served as President of Craft Brands since July 2004. From March 1995 to June 2004, he served as Chief Operating Officer and Executive Vice President of Widmer, and from August 1993 to June 2004, Mr. Michaelson served as a director of Widmer. From January 1994 to February 1995, he served as Director of Operations of Widmer. From December 1984 to December 1993, Mr. Michaelson held various positions at Etcetera Inc., a fashion accessory retailer, including President and Chief Operating Officer. Mr. Michaelson earned a Bachelor’s Degree in Liberal Studies from Oregon State University and a Master’s Degree in Education from Lewis & Clark College.

Mark D. Moreland.  Mr. Moreland has served as Chief Financial Officer of Widmer since April 1, 2008. From July 2006 to November 2007, he was Executive Vice President and Chief Financial Officer of Knowledge Learning Corporation (KLC), the $1.7 billion parent company of the KinderCare early childhood education business. From July 2005 to June 2006, he held Interim CFO and Senior Vice President - Finance and Treasurer roles with Movie Gallery, Inc., which operates the Movie Gallery and Hollywood Entertainment video rental chains. From August 2002 to July 2005, he was Senior Vice President, Finance and Treasurer of Hollywood Entertainment Corporation, which was acquired by Movie Gallery in April 2005. Movie Gallery and each of its U.S. affiliates, including Hollywood Entertainment, filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code on October 16, 2007. Their plan of reorganization was confirmed by the Bankruptcy Court on April 10, 2008. Mr. Moreland also previously worked with Kmart Corporation, Deloitte Consulting, Blue Shield of California and the U.S. General Accounting Office. Mr. Moreland earned an MBA from the University of Michigan and a B.S. in Economics from the University of Texas at Arlington.

V. Sebastian Pastore.  Mr. Pastore has served as Vice President of Brewing of Widmer since March 2001. From June 2000 to March 2001, he worked for The Coca-Cola Company. From December 1994 to June 2000, Mr. Pastore worked at Widmer serving as the Director of Brewing and from January 1990 to November 1994, he served as the Assistant Brewmaster. Mr. Pastore earned a Bachelor’s Degree in Psychology from Reed College and an MBA from George Fox University in 2007.

Martin J. Wall, IV.  Mr. Wall has served as Vice President of Sales of Craft Brands since July 2004. From September 2000 to June 2004, he served as Vice President of Sales of Widmer. Prior to September 2000, Mr. Wall held various positions at Widmer, including Market Manager and Brewery Representative. Prior to his career at Widmer, he worked as a bartender and played professional basketball in Europe. Mr. Wall graduated from Gonzaga University with a Bachelor of Science degree in Finance.

For biographical information regarding Messrs. Caldwell and Mickelson, see Item 4A, “Executive Officers of the Company” in Redhook’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which accompanies this joint proxy statement/prospectus.

REDHOOK’S BUSINESS

Please see Redhook’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission and as accompanying this joint prospectus/proxy statement, for information about Redhook’s business and management’s discussion and analysis of Redhook’s financial condition and results of operations as of and for each of the three years in the period ended December 31, 2007.

WIDMER’S BUSINESS

Overview

Widmer was incorporated in Oregon in 1984 and is headquartered in Portland, Oregon. Widmer was founded by brothers Kurt and Robert Widmer, who established the company with a mission to create high-quality American interpretations of authentic European beer styles. Widmer is a leading brewer of craft beers, including its signature product Widmer Hefeweizen — America’s Original Hefeweizen®, which has grown in popularity over the past decade. Other year-round offerings include Drop Top Amber Ale® and Broken Halo IPA®. In addition, Widmer periodically introduces seasonal beers to the market — such as its Snowplow Milk Stout, its annual Oktoberfest offerings, and its “W” Brewmasters’ Release Series.

Widmer produces its specialty bottled and draft products at its company-owned brewery in Portland, Oregon, and through contract brewing arrangements with Redhook. Widmer also owns and operates the Widmer Brothers Gasthaus Pub adjacent to its brewery.

In July 2004, Widmer and Redhook formed their joint venture limited liability company, Craft Brands Alliance, LLC, which we refer to as Craft Brands. Under the terms of the joint venture, Widmer and Redhook established Craft Brands as a joint sales and marketing organization that serves both companies’ operations in twelve western states. See the discussion under the subheading “Craft Brands” in this section below.

Widmer distributes substantially all of its products, either directly or through Craft Brands, through the A-B wholesaler distribution network. Pursuant to a licensing agreement with Widmer, Redhook produces Widmer Hefeweizen, which it sells in the midwest and eastern U.S. through the A-B network. As of December 31, 2007, A-B owned 40.5% of Widmer’s outstanding common stock. See the subheading “Relationship with A-B” below.

Widmer has contractual relationships with Kona Brewery LLC of Hawaii, which we refer to as Kona, pursuant to which Kona’s products are distributed through Widmer, Craft Brands, and the A-B wholesaler distribution network. Widmer owns 20% of Kona, while Kona owns 2% of Widmer in the form of nonvoting Series D Preferred Stock. Kona beers are produced at its Hawaii brewery and at Widmer’s Portland brewery, pursuant to an alternating proprietorship agreement between Widmer and Kona.

In September 2006, Widmer purchased a 42% equity interest in Fulton Street Brewery, LLC. Fulton Street Brewery owns all brewing facilities and operations (other than brewpubs) for Goose Island beers. Goose Island beers are distributed through Widmer and the A-B wholesaler distribution network.

Industry Background

Widmer is what is known as a craft brewer. Craft brewing is a relatively small segment of the brewing industry in the U.S., which itself represents only a portion of the U.S. overall alcoholic beverages industry. The domestic beer market is comprised of lagers and ales produced by large domestic brewers, international brewers and craft brewers. The three largest domestic brewers account for more than 76% of total beer shipped in the U.S., including imports. Craft beer is a growing segment, but its share remains small at less than 5% of the domestic beer market. Nonetheless, the number of craft brewers in the U.S. has grown dramatically, increasing from approximately 625 at the end of 1994 to an estimated 1,400 today.

Annual per capita domestic beer consumption has declined from highs experienced in the early 1980s as a result of various factors, including changing tastes, health and safety issues, and competition from other products. At the same time, a sizable number of beer consumers have migrated away from the major domestic products toward higher end offerings, such as craft or microbrews and imports, mirroring similar trends in other beverage and cuisine categories. Regional specialty brewers, microbreweries, and brewpubs have proliferated to meet the changing demands of consumers.

Brewing Operations

Beer is made primarily from four natural ingredients: malted grain, hops, yeast and water. The grain most commonly used in brewing is barley, owing to its distinctive germination characteristics that make it easy to ferment. A wide variety of hops may be used to add seasoning. Nearly all the yeasts used to induce or augment fermentation of beer are of the species Saccharomyces cerevisiae.

Widmer currently purchases a significant portion of its malted barley from a single supplier, its wheat from another supplier and its premium-quality select hops, grown in the Pacific Northwest, Germany and Czech Republic, are purchased from a number of competitive sources. In order to ensure the supply of the hop varieties used in its products. Widmer sometimes enters into long-term supply contracts. Widmer believes that comparable quality malted barley and hops are available from alternate sources at competitive prices. Widmer currently cultivates its own Saccharomyces cerevisiae yeast supply and maintains a separate, secure supply in house.

Widmer packages its craft beers in both bottles and kegs. Widmer has access to multiple competitive sources for packing materials, such as bottles, labels, six-pack carriers, crowns and shipping cases. Widmer purchases many of its packaging supplies and raw materials from A-B or A-B’s vendors at significant savings to Widmer.

As of April 2008, Widmer had completed a significant portion of a $24.5 million expansion of its Portland brewery. The expansion has consolidated keg racking and shipping functions and increased space for warehouse, cold storage, docking and quality assurance laboratory operations. The expansion also has added six new fermentation tanks to the brewery. Assuming continued manufacture of product lines substantially similar to current production, the estimated theoretical production capacity of the expanded Portland brewery is approximately 420,000 barrels. Additional production capacity can be added until the brewery reaches its maximum designed capacity of 550,000 barrels. Widmer anticipates that the remaining aspects of the expansion project that do not directly affect production capacity will be completed by mid-June 2008.

Product Distribution

Widmer’s products are available for sale directly to consumers in draft and bottles at restaurants, bars and liquor stores, as well as, depending on the market, in bottles at supermarkets, club stores, and convenience and drug stores. Beer is generally delivered to retail outlets through a network of local distributors whose principal business is the distribution of beer and, in some cases, other alcoholic beverages, and who traditionally have distribution relationships with one or more national beer brands. Widmer and Craft Brands distribute Widmer products through the A-B wholesaler distribution network. See the discussion under the subheading “Relationship with A-B” below. Widmer also offers its products directly to consumers at its retail establishment located at its Portland brewery and through the adjacent Widmer Brothers Gausthaus Pub.

Widmer sells its product in the state of Washington directly to independent A-B wholesalers.

Craft Brands

Craft Brands is a joint venture between Widmer and Redhook that purchases products from Widmer and Redhook and markets, advertises, sells and distributes those products in the following twelve western states: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, New Mexico, Nevada, Oregon, Utah, and Wyoming. Widmer and Redhook are each a 50% member of the Craft Brands limited liability company, and they each have the right to designate two directors to its six member board. A-B is entitled to designate the remaining two directors. Widmer’s sales in the state of Washington are deemed to have been made through Craft Brands for purposes of calculating Craft Brands’ expenses and revenues.

The operation of Craft Brands is governed by its operating agreement, which requires Widmer and Redhook to make capital contributions and loans to Craft Brands to support its operations, depending on financial performance and the capital needs of Craft Brands. Craft Brands profits and losses are presently allocated 58% to Widmer and 42% to Redhook.

Under Widmer’s supply and distribution agreement with Craft Brands, Widmer manufactures and sells its products directly to Craft Brands, which, in turn, advertises, markets, and distributes the products through A-B’s wholesaler distribution network. Widmer has granted Craft Brands a license to use its intellectual property in connection with these efforts. Craft Brands may discontinue distribution of a Widmer product if sales volumes do not reach certain targets.

The financial results of Craft Brands are consolidated with those of Widmer in Widmer’s consolidated financial statements. See “Widmer Management’s Discussion and Analysis of Financial Condition and Results of Operation — Summary of Critical Accounting Policies and Estimates — Investment in Craft Brands” for a discussion of Widmer’s accounting for Craft Brands.

Relationship with A-B

A-B owns 40.5% of Widmer’s common stock and is a party to distribution agreements with each of Widmer and Craft Brands. A-B may terminate the distribution agreements upon the occurrence of several events of default, including, without limitation, a material default by Widmer or Craft Brands that is not cured within 30 days or conduct by Widmer or Craft Brands that damages the reputation or image of A-B or the beer industry.

Widmer and Craft Brands pay various fees to A-B in connection with the sale of Widmer products, including margin fees, an invoicing cost fee, and certain staging and inventory management fees. Widmer pays the margin fee to A-B on all sales through the A-B distribution network. This fee is not paid on retail operations or dock sales. Widmer pays an additional margin fee on shipments that exceed shipments for the same territory during fiscal 2003.

A-B and Widmer are party to an exchange and recapitalization agreement and a registration rights agreement that provide A-B with contractual rights, including, without limitation, the right to designate two members of Widmer’s board of directors and the right to have a designee sit on each committee of Widmer’s board of directors. These agreements also limit Widmer’s ability to issue equity securities or acquire or sell assets or stock, amend its articles of incorporation or bylaws, grant board representation rights, enter into transactions with affiliates, distribute its products in the U.S. other than through A-B or Craft Brands, or dispose of any of its interest in Craft Brands, in each case without the prior consent of A-B. Under a related letter agreement, Kurt and Robert Widmer on the one hand, and A-B on the other hand, each have the right, in connection with a proposal by either of them to sell all or a portion of their shares of Widmer common stock to a third party, to purchase (or, in the case of Kurt and Robert Widmer, to cause Widmer to purchase) the shares proposed to be sold to the third party. Alternatively, they may elect to sell their shares to the third party on a proportionate basis. In addition, if A-B determines to enter into an agreement with a third party to purchase both its shares of Widmer common stock and those held by Kurt and Robert Widmer, A-B shall cause the third party to offer to purchase all shares of Widmer common stock held by each other Widmer shareholder on the same terms. The exchange and recapitalization agreement, registration rights agreement and letter agreement are expected to be terminated upon the closing of the merger of Widmer into Redhook.

Widmer believes that the benefits of distribution agreements between A-B and each of Widmer and Craft Brands are significant to its business, particularly the increased sales volume and efficiencies in delivery, state reporting and licensing, billing and collections. If the A-B distribution agreements were terminated, it would be extremely difficult for Widmer to rebuild its distribution network without a severe negative impact on sales, operating results and financial condition. The termination of the A-B distribution agreements would also constitute an event of default under Widmer’s bank credit agreement, see the discussion of the credit agreement under “Widmer Management’s Discussion and Analysis of Financial Condition and Results of Operation — Credit Agreement” below, and would be grounds for either Widmer or Redhook to terminate the operating agreement for Craft Brands.

Competition

Widmer competes in the highly competitive craft brewing market as well as in the much larger specialty beer market, which encompasses producers of import beers, major national brewers, and large spirits companies and national brewers that produce flavored alcohol beverages. Most of these brewers and other producers have significantly greater financial resources than Widmer. In response to the growth of the craft beer segment, major domestic brewers have introduced fuller-flavored beers in addition to their traditional products. Beyond the beer market, Widmer also faces competition from producers of wines and spirits.

The craft beer segment is highly competitive due to the proliferation of small craft brewers, the large number of products offered by such brewers, and the expanded distribution of many once regional or local producers. Such competition varies by regional market. Depending on local market preferences and distribution, Widmer competes with various microbreweries, including Sierra Nevada Brewing Company, Deschutes Brewery, Pyramid Breweries and New Belgium Brewing Company, as well as with contract brewers such as Boston Beer Company, the maker of Samuel Adamstm.

A significant portion of Widmer’s sales continue to be in the Pacific Northwest region, which is one of the most competitive craft beer markets in the U.S., both in terms of the number of participants and consumer awareness. Widmer faces extreme competitive pressure in both Oregon and Washington state, which constitute Widmer’s largest and oldest markets, and any failure to compete effectively in these markets would have a material adverse effect on Widmer’s results of operations.

Regulation

Widmer’s business is highly regulated at federal, state and local levels. Various permits, licenses and approvals are necessary for brewery and pub operations and the sale of alcoholic beverages. In addition, the beer industry is subject to substantial federal and state excise taxes. Widmer believes that it has all licenses, permits and approvals necessary for its current operations. However, existing licenses, permits or approvals could be revoked if Widmer fails to comply with their terms. Additional permits or licenses could also be required for existing or expanded operations.

Widmer’s brewery and pub are subject to licensing and regulation by a number of governmental authorities, including the Alcohol and Tobacco Tax and Trade Bureau, which requires the filing of a “Brewer’s Notice” or an amendment thereto upon the establishment or material changes in a commercial brewing operation, or changes in its location, management or ownership. Operations are subject to audit and inspection by the Alcohol and Tobacco Tax and Trade Bureau at any time.

Widmer’s brewery is also subject to various regulations concerning retail sales, pub operations, deliveries and selling practices in states in which it sells products. Failure to comply with applicable federal or state regulations could result in limitations on Widmer’s ability to conduct its business. Federal permits can be revoked for failure to pay taxes, to keep proper accounts, to pay fees, to bond premises, to abide by federal alcoholic beverage production and distribution regulations, or if holders of 10% or more of Widmer’s equity securities are found to be of questionable character. Permits from state regulatory agencies can be revoked for many of the same reasons.

Taxation

The U.S. government currently imposes an excise tax of $18 per barrel on beer sold for consumption in the United States. However, any brewer with annual production under two million barrels instead pays federal excise tax in the amount of $7 per barrel on sales of the first 60,000 barrels. Widmer is not aware of any plans by the federal government to reduce or eliminate this benefit to small brewers, but any material reduction could have an adverse effect on the results of operations. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which are subject to change. It is possible that excise taxes will be increased in the future by both the federal government and several states, which could negatively effect Widmer’s operations and sales.

Properties

Widmer operates one brewery in Portland, Oregon. This facility is located on approximately 1.07 acres in Northeast Portland and, including the facility expansion that was largely complete in April 2008, is comprised of a three contiguous buildings totaling approximately 116,650 square feet of floor space. The buildings house a 250-barrel brewhouse, fermentation cellars, grain storage silos, a bottling line, a keg filling line, dry storage, two coolers and six loading docks. Widmer’s Portland campus includes two additional structures on a lot across from the main brewing facility; one 40,000 square foot building containing three floors of office space, a retail merchandise outlet, and the Widmer Brothers Gasthaus Pub, a family-oriented pub that seats approximately 125, with an upstairs banquet facility that seats 95. An adjacent 15,000 square foot addition houses filtration and beer storage cellars. Widmer owns the bottling plant and warehouse located at 924 North Russell Street and 2511 N. Mississippi Avenue, and leases all other real estate used in its operations, including, without limitation, a microbrewery located at the Rose Quarter arena in Portland, Oregon.

Employees

At December 31, 2007, Widmer had 120 employees, including 50 in production, 52 in the Gasthaus Pub, and 18 in administration. Of its total employees, 43 are part time. Craft Brands employs 61 people, none of whom are part time. Widmer and Craft Brands each believe their relations with employees are good.

WIDMER MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Widmer’s financial condition and results of operations should be read in conjunction with Widmer’s consolidated financial statements and the notes to those statements included elsewhere in this joint proxy statement/prospectus. The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors — Risks Related to the Merger” and “Risk Factors — Risks Related to the Combined Company” and elsewhere in this joint proxy statement/prospectus. See also “Forward-Looking Statements.”

Overview

Widmer Brothers Brewing Company and its consolidated 50% joint venture, Craft Brands, are collectively referred to herein as Widmer.

Pursuant to the guidelines of FIN 46R discussed below in Critical Accounting Policies, the financial results of Craft Brands are consolidated with those of Widmer Brothers Brewing Company and included herein as a consolidated entity in this joint proxy statement/prospectus. Profits and losses of Craft Brands are defined under an operating agreement and are allocated 58% to Widmer and 42% to Redhook. The 42% distribution to Redhook is reflected as a minority interest in Widmer’s accompanying financial statements.

For the year ended December 31, 2007, Widmer had gross sales and a net income of $77,734,000 and $1,000, respectively, compared to gross sales and net income of $63,599,000 and $2,900,000 for the year ended December 31, 2006.

Widmer Brothers Brewing Company was incorporated in Oregon in 1984 and produces malt beverages in bottled and draft products at its production facilities in Portland, Oregon. Over the past several years, Widmer has also utilized third party production facilities under contract brewing arrangements. In 1995, Widmer opened the Widmer Brothers Gasthaus Pub restaurant adjacent to the production facilities in Portland.

Substantially all of Widmer’s products are sold and distributed in 14 western states through Craft Brands and the A-B wholesaler distribution network. Due to state liquor regulations, Widmer Brothers and Redhook each sell its products in Washington State directly to third party distributors and return a portion of the revenue to Craft Brands based on a contractually determined formula. Due to the consolidation of Craft Brands, the fees paid by Widmer Brothers Brewing Company are eliminated in the consolidated results of Widmer.

In addition to the ownership and operation of Craft Brands, Widmer and Redhook are also party to two other agreements: the contract brewing arrangements and the licensing agreement.

The contract brewing arrangements are outlined in two agreements: the Supply, Distribution and Licensing Agreement with Craft Brands and the Manufacturing and Licensing Agreement with Redhook. Pursuant to the Supply, Distribution and Licensing Agreement with Craft Brands, if shipments of Redhook products in the western U.S. decrease as compared to the previous year’s shipments, Redhook has the right to brew Widmer products in an amount equal to the lower of (i) Redhook’s product shipment decrease or (ii) the Widmer product shipment increase. In addition, Redhook may, pursuant to a Manufacturing and Licensing Agreement with Widmer, brew more beer for Widmer than the amount obligated by the Supply, Distribution and Licensing Agreement with Craft Brands. The Manufacturing and Licensing Agreement, as amended, has an expiration date of December 31, 2008. In connection with these contract brewing arrangements, Redhook brewed and shipped 81,900, 43,000 and 8,900 barrels of Widmer draft and bottled product during the years ended December 31, 2007, 2006 and 2005, respectively. Widmer’s payments under these contract brewing arrangements totaled $7,363,000, $3,264,000, and $781,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

In 2003, Widmer entered into a licensing agreement with Redhook whereby Redhook produces and sells the Widmer Hefeweizen brand in states east of the Mississippi River. In March 2005, the Widmer Hefeweizen distribution territory was expanded to include all of the Redhook’s midwest and eastern markets. Brewing of this product is conducted at Redhook’s New Hampshire Brewery under the supervision and assistance of

Widmer’s brewing staff to insure the brand’s quality and matching taste profile. The term of this agreement automatically renewed on February 1, 2008 for an additional one-year term expiring on February 1, 2009. The agreement term provides for additional one-year automatic renewals unless either party notifies the other of its desire to have the term expire at the end of the then existing term at least 150 days prior to such expiration. The agreement may be terminated by either party at any time without cause pursuant to 150 days notice or for cause by either party under certain conditions. Additionally, Redhook and Widmer have entered into a secondary agreement providing that if Widmer terminates the licensing agreement or causes it to expire before December 31, 2009, Widmer will pay Redhook a lump sum payment to partially compensate Redhook for capital equipment expenditures made at Redhook’s New Hampshire Brewery to support Widmer’s growth. During the term of this agreement, Redhook will not brew, advertise, market, or distribute any product that is labeled or advertised as a “Hefeweizen” or any similar product in the agreed upon midwest and eastern territory. Brewing and selling of Redhook’s Hefe-weizen was discontinued in conjunction with this agreement. Redhook shipped 28,800, 30,600 and 25,600 barrels of Widmer Hefeweizen during the years ended December 31, 2007, 2006 and 2005, respectively. A licensing fee of $432,000, $436,000 and $376,000 is reflected as sales in Widmer’s statement of operations for the years ended December 31, 2007, 2006 and 2005, respectively.

In 2003, Widmer acquired a 20% equity ownership in Kona Brewery LLC. Kona was founded in 1995 to produce and distribute specialty craft beers. Kona is located in Kailua-Kona, Hawaii, and reported total assets of $4,160,000 as of December 31, 2007. In addition to its equity participation in Kona’s operating results, Widmer has executed several operating agreements with Kona whereby (i) Kona produces a portion of its malt beverages at the Widmer production facility in Portland, Oregon, and (ii) Widmer purchases product from Kona and in turn sells and distributes the Kona products. Widmer pays a royalty fee to Kona based on sales in the continental United States.

In 2006, Widmer purchased a 42% equity ownership in Fulton Street Brewery, LLC. FSB was founded in 2006 and produces and distributes craft beers under the brand label Goose Island. FSB is located in Chicago, Illinois, and reported total revenues and total assets of $15,419,000 and $7,865,000, respectively, for the year ended December 31, 2007. Pursuant to operating agreements with FSB, Goose Island products are promoted by both FSB and by Widmer and Goose Island products are distributed through Widmer and the A-B wholesaler distribution network. Widmer has accounted for its investment in Kona and FSB under the equity method, as outlined by APB No. 18, The Equity Method of Accounting for Investments in Common Stock.

Widmer sales of draft and bottled malt beverages accounted for 86% and 91% of total revenues in 2007 and 2006, respectively. The products are sold to distributors in 14 states with sales of 67% and 74% occurring in Oregon, California and Washington for the years ended December 31, 2007 and 2006, respectively.

Widmer derives additional revenues from direct retail sales of its craft beer, sales of beer, food and promotional merchandise in the Widmer Brothers Gasthaus Pub, equity investment participation with FSB and Kona, and operational relationships with Redhook and Kona discussed below.

See the discussion under the heading “Widmer’s Business” above for additional detail.

Summary of Significant Events Affecting Results

Widmer’s financial results for the years ended 2007, 2006 and 2005 which are presented in the financial statements included with this joint proxy statement/prospectus were affected by key transactions that occurred during the years presented, including:

•	In November 2006, Widmer commenced a significant brewery expansion and renovation. A significant portion of the $24.5 million project was completed in April 2008. During the construction period, Widmer has relied on contract brewing arrangements for a significant amount of its production. Contract brewing fees are typically higher than internal production costs.

•	Production and distribution of Kona products that are promoted by, and distributed through Widmer and the A-B wholesaler distribution network have experienced significant growth in 2007 from levels in 2006 and 2005.

•	Widmer has incurred professional fees and other costs related to the proposed merger with Redhook.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table sets forth, for the years indicated, a comparison of certain items from Widmer’s Statements of Operations (in thousands):

	Year Ended December 31,
	2007	2006	Change	% Change
		Restated

Sales	$77,734	$63,599	$14,135	22.2%
Less excise taxes	2,507	3,224	(717)	22.2

Net sales	75,227	60,375	14,852	24.6
Cost of sales	51,868	38,686	13,182	34.1

Gross profit	23,359	21,689	1,670	7.7
Selling, general and administrative expenses	18,186	14,651	3,535	24.1
Merger costs	1,554	—	1,554	—
Gain (loss) on sale of equipment	—	(354)	354	100.0

Income from operations	3,619	6,684	(3,065)	45.9

Interest expense, net	(707)	(178)	(529)	297.2
Other income (expense), net	(84)	21	(105)	500.0
Income from equity method investments	382	295	87	29.5

Total other income (expense)	(409)	138	(547)	396.4

Income (loss) before provision for income taxes and minority interest	3,210	6,822	(3,612)	52.9
Provision for income taxes	383	1,267	(884)	69.8

Income before minority interest	2,827	5,555	(2,728)	49.1
Minority interest	2,826	2,655	171	6.4

Net income	$1	$2,900	$(2,899)	100.0%

The following table sets forth, for the years indicated, certain items from Widmer’s Statements of Operations expressed as a percentage of net sales:

	Year Ended December 31
	2007	2006
		Restated

Sales	103.3%	105.3%
Less excise taxes	3.3	5.3

Net sales	100.0	100.0
Cost of sales	68.9	64.1

Gross profit	31.1	35.9
Selling, general and administrative expenses	24.2	24.3
Merger costs	2.1	—
Gain (loss) on sale of equipment	—	(0.5)

Income from operations	4.8	11.1

Interest expense, net	(0.9)	(0.3)
Other income (expense), net	(0.1)	—
Income from equity method investments	0.5	0.5

Total other income (expense)	(0.5)	0.2

Income (loss) before provision for income taxes and minority interest	4.3	11.3
Provision for income taxes	0.5	2.1

Income before minority interest	3.8	9.2
Minority interest	3.8	4.4

Net income	—%	4.8%

Sales

Total sales increased $14,135,000 or 22.2% in 2007, to $77,734,000 compared to $63,599,000 in 2006. The increase is primarily attributable to the following factors:

•	Sales of Widmer and Redhook products, excluding Kona products, and sales to the Texas market grew $2,840,000 year over year. This increase was driven by both a price increase and increase in volume.

•	Sales of Kona products through the A-B distribution network increased $3,088,000 in 2007 when compared to 2006.

•	Increased production volume of Kona products at the Portland Oregon brewery under an alternating proprietorship agreement resulted in increased fees paid to Widmer of $2,851,000 in 2007 or a 75% increase over fees earned in 2006.

•	Sales in Texas during 2007 were $1,876,000, an increase of $1,552,000 over 2006. Widmer introduced products in the Texas market in August 2006 and, therefore, 2007 represented the first full year of shipments in this market.

Shipments.  The following table sets forth a comparison of shipments (in barrels) for the years indicated:

	Year Ended December 31,
	2007			2006
	Draft	Bottle	Total	Draft	Bottle	Total	Increase/	%
	Shipments	Shipments	Shipments	Shipments	Shipments	Shipments	(Decrease)	Change

A-B	207,100	228,000	435,100	196,900	207,100	404,000	31,100	7.7%
Pubs and other	2,900	1,900	4,800	2,700	1,700	4,400	400	9.1

Total shipped	210,000	229,900	439,900	199,600	208,800	408,400	31,500	7.7%

During 2007, Widmer and Redhook product sales, as well as sales of the Kona product through distribution and licensing agreements, experienced growth from those levels experienced in 2006 as evidenced by a total sales increase of 22.2% in 2007. Widmer has increased revenues by (i) an increase in shipments of product, (ii) expanded product sales under a licensing agreement with Kona and (iii) increased production of the Kona product for which Widmer is paid a fee.

Total shipments increased 7.7% in 2007 to 439,900 barrels. Total shipments includes shipments of Widmer, Redhook and Kona product, as well as shipments of Widmer product from Redhook facilities under the contract brewing arrangements with Redhook. Shipments from Widmer’s Portland brewing facility to wholesale distribution points in the western United States decreased 8% to 217,200 barrels in 2007 from 235,600 barrels in 2006. The decline in shipments from this location is attributed to a change in product mix whereby products with longer fermentation cycles were being produced at the Portland facility.

Total shipments of 217,200 barrels from the Portland brewery include shipments of Kona products, sold by Widmer under a licensing agreement. The production of Kona products at Widmer’s Portland brewery is governed by an alternating proprietorship agreement and the subsequent distribution and sales of Kona products are administered by distribution and licensing agreements between Kona and Widmer.

Pursuant to Widmer’s distribution agreement with Kona, Widmer purchases product from Kona for distribution within the A-B network and has also been granted the right to represent the Kona brand in the continental United States pursuant to a licensing agreement. These products experienced significant growth in 2007, or a 66% increase over 2006. Widmer purchased for sale an additional 14,200 barrels, for a total of 35,700 barrels, in 2007, up from 21,500 barrels in 2006

Shipments of Redhook products by the Craft Brands totaled 121,900 barrels during the year ended December 31, 2007 and 122,600 barrels during the year ended December 31, 2006.

Widmer products have also been shipped directly by Redhook pursuant to Widmer’s contract brewing arrangement with Redhook executed in November 2006 to provide supplemental capacity for the production of Widmer Hefeweizen during the expansion of its Portland brewery facility. Under the 2006 agreement, Redhook brewed and shipped for the benefit of Widmer 81,900 barrels and 43,000 barrels of Widmer products in 2007 and 2006, respectively. This agreement with Redhook initially expired December 31, 2007 with an automatic one year extension. The agreement has been extended through December 31, 2008. In conjunction with the 2008 renewal, Widmer’s Broken Halo IPA was added to the contract production list, in addition to the existing Widmer Hefeweizen product. The pricing for the contract brewing services was updated for 2008. Additionally, pursuant to Redhook’s agreement with Craft Brands, if shipments of its products in the western United States decrease, as compared to the previous year’s shipments, Redhook will have the right to brew Widmer products in an amount equal to the lower of (i) the Redhook product shipment decrease or (ii) Widmer product shipment increase. In addition to the contract brewing arrangement with Redhook, Widmer entered into a contract brewing agreement with A-B during 2007. During 2007, 10,700 barrels of Widmer product was produced and shipped by A-B. Widmer expects the volume of contract brewing to decrease in future periods after the 2008 completion of the Portland brewery expansion.

Widmer and Kona are parties to an alternating proprietorship agreement. This brewing arrangement, initially established in 2003 and updated in 2007, allows Kona to manufacture Kona products at Widmer’s brewery for which Kona pays a fee. Kona produced 53,100 and 36,500 barrels of product during the years ended December 31, 2007 and 2006, respectively. The fees paid by Kona under this agreement increased 75%

in 2007 from 2006 or $6,642,000 and $3,791,000 for the years ended December 31, 2007 and 2006, respectively. The revenues earned by Widmer under the alternating proprietorship agreement are recorded as sales revenues. This agreement expires in December 2014 and provides for automatic renewals as well as termination rights for each party.

The significant volume growth of product sales year over year occurred in the states of Texas, New Mexico and California, which increased 370%, 23% and 8%, respectively.

The significant volume growth of Widmer’s sales of the Kona product year over year occurred in the states of Oregon, Washington and California which increased 142%, 84% and 54%, respectively.

Sales of the Redhook product by the Craft Brands in the western United Sates increased 5.5% or totaled $15,985,000 for the year ended December 31, 2007 as compared to $15,158,000 in sales during the year ended December 31, 2006.

Additional Shipments of Widmer Product Reflected as Sales.  In 2003, Widmer entered into the 2003 licensing agreement with Redhook to produce and sell the Widmer Hefeweizen brand in states east of the Mississippi River. In March 2005, the Widmer Hefeweizen distribution territory was expanded to include all of the midwest and eastern markets. Brewing of this product is conducted at Redhook’s New Hampshire Brewery under the supervision and assistance of Widmer’s brewing staff to insure brand quality and matching taste profile. The term of this agreement originally expired February 1, 2008 with an additional one-year renewal. The agreement automatically renewed for a one year term in February 2008. Under this agreement, 28,800 barrels were shipped in 2007, compared to 30,500 barrels in 2006. Fees earned by Widmer under this agreement totaled $432,000 and $436,000 during the years ended December 31, 2007 and 2006, respectively. While the fees earned under this licensing agreement are reflected as sales in the statements of operations, the shipments are not reflected in the shipments table above because they were produced, marketed and sold by Redhook.

Pricing and Fees.  The average wholesale revenue per barrel for draft and bottle products, net of discounts, increased 3.8% and 4.0%, respectively, during the years ended December 31, 2007 and 2006. This increase in pricing accounted for an increase of $871,000 in total draft sales and $1,127,000 in total bottle sales over the prior year. Pricing changes implemented by Widmer may follow pricing changes initiated by large domestic or import brewing companies. Widmer may experience a decline in sales in certain regions following a price increase depending on market conditions.

Under the A-B distribution agreement, Widmer pays a margin fee to A-B on all sales through the A-B distribution network. The fee does not apply to Widmer’s retail operations and dock sales. The agreement also provides for an additional or incremental fee on shipments that exceed shipments (within the same territory) from volumes experienced in 2003. For the year ended December 31, 2007, margin fees to A-B were incurred on 435,100 barrels, while margin fees were incurred on 404,000 barrels for the year ended December 31, 2006. Incremental margin fees were paid to A-B on 114,000 and 80,700 barrels for the years ended December 31, 2007 and 2006, respectively. For the years ended December 31, 2007 and 2006, Widmer paid a total of $4,080,000 and $3,498,000, respectively, related to the margin and incremental margin; these fees are reflected as a reduction of sales in Widmer’s consolidated statements of operations.

Retail Operations and Other Sales.  Sales from retail operations increased $140,000 or 5% to $2,991,000 during the year ended December 31, 2007 from $2,851,000 during the year ended December 31, 2006.

Excise Taxes

Excise taxes decreased $717,000 to $2,507,000 during the year ended December 31, 2007 compared to $3,224,000 during the year ended December 31, 2006. The current year decrease in federal excise tax is due to the higher volume of contract brewing, as discussed in “Cost of Sales”, resulting in a reduction of $893,000, partially offset by a slight increase due to higher sales volume.

Cost of Sales

Cost of sales was $51,868,000 in 2007, as compared to $38,686,000 in 2006. The increase of $13,182,000, or 34.1%, is primarily attributed to increased shipments in 2007 as compared with 2006. Cost of sales as a percentage of net sales also increased to 66.7% in 2007 from 60.8% in 2006.

The significant factors that contributed to the 2007 higher cost of sales, as well as the trend over the last three years, is the increased volume of contract brewing discussed in “Shipments” above when compared to the volume of contract brewing in 2006. Contract brewing services increased 115%, or 92,600 barrels, in 2007 compared to 43,000 barrels of Widmer product in 2006. This reliance on outside facilities in 2007 was due to the growth in product demand and the fact that the Portland brewery facility expansion project had not yet been completed. Cost of product purchased under contract brewing arrangements are typically greater than costs incurred with in-house production. Under the contract brewing agreements, Widmer’s cost of sales increased approximately $4,750,000 in 2007 when compared to 2006. Widmer believes that 2007 increases in cost of sales would have been less had Widmer been able to produce more products at its own facilities. Widmer anticipates that its reliance on contract brewing will decline during the later half of 2008 when its Portland brewery expansion is complete. The increase in the overall volume of products shipped in 2007 also contributed to a higher cost of sales during 2007 when compared to 2006.

The increase in contract brewing also increased 2007 cost of sales by shifting the excise tax cost element to cost of sales. In a contract brewing agreement, excise tax is the responsibility of the brewer, in which case the excise tax is paid by the brewer, rather than Widmer. Accordingly, this cost element is included in cost of inventory. As contract brewing increases, excise taxes included in inventory and ultimately cost of sales, increases. Based on the 115% increase of product purchased under contract brewing services, the increase in cost of sales due to excise taxes paid in the contract brewing arrangements is approximately $893,000 in 2007 compared to 2006.

Widmer has also experienced modest price increases in raw materials during 2007, particularly with regards to pale malt and wheat. Widmer’s average freight cost per barrel increased in 2007 over 2006. Shipping costs increased 16%, primarily due to increased fuel costs. The increase in third party freight costs were partially mitigated by improved shipping schedules and greater efficiencies. On average, Widmer has experienced cost increases of approximately 48%, 20%, and 41% for 2008 purchases of malted barley, hops and wheat, respectively. Widmer estimates that these higher raw material and packaging costs will result in an increase in 2008 cost of sales of approximately $4.69 per barrel. If Widmer experiences difficulty in securing its key raw materials or continues to experience increases in the cost of these materials, it will have a material adverse impact on its gross margins and results of operations.

A component of the operating agreements with Kona provides Widmer the right to represent the Kona brand products on the United States mainland. In return, the agreement requires a royalty payment to be paid to Kona. Widmer incurred $478,000 in royalty expense during the year ended December 31, 2007 and $354,000 during the year ended December 31, 2006. This royalty expense increased $124,000, or 35%, over the prior year due to the continued growth of Kona brand sales, particularly in California, Oregon and Washington. The royalty fees paid under this agreement are reflected as cost of sales in Widmer’s statements of operations.

Selling, General and Administrative Expenses

Widmer’s selling, general and administrative expenses totaled $18,186,000 in 2007, as compared to $14,651,000 in 2006. The $3,535,000 increase in expense is attributable to (i) a 23% increase in staffing and employee related costs as management invested in efforts to expand brand name growth for the Widmer, Kona and Redhook brands, (ii) an increase of $1,191,000 in media, promotional events and sponsorship expenditures during 2007 and (iii) a 2007 charge to operations of $687,000 in order to reduce the carrying value of promotional inventory held for sale to lower of cost or market.

Other Income Statement Items

Widmer has accounted for its investment in Kona, a 20% equity ownership, and FSB, a 42% equity ownership, under the equity method, as outlined by APB No. 18, The Equity Method of Accounting for

Investments in Common Stock. Pursuant to APB No. 18, Widmer has recorded its share of the net income of these companies in its statements of operations as income from equity method investments. During the year ended December 31, 2007, Widmer recorded $382,000 in income attributable to Kona and FSB, as compared to $295,000 from these equity investments during the year ended December 31, 2006. Widmer purchased its equity ownership in FSB in October 2006 and accordingly, the 2007 operating results include twelve months of income participation compared to only three months in the comparative 2006 year.

Widmer expensed $1,554,000 during the year ended December 31, 2007 for expenditures of merger related costs. During 2006 Widmer had incurred $851,000 in merger costs but these expenditures were recorded in the financial statements as a deferred charge. As of December 31, 2006, management believed that Widmer would be the accounting acquirer. Due to the change in the proposed merger structure as of December 31, 2007, all merger costs were expensed and are reflected as an operating expense in Widmer’s statements of operations.

Widmer recognized a loss of $161,000 during 2007 as a result of the measurement of fair value of an interest rate swap as of December 31, 2007. No such expense was incurred in 2006. Derivative financial instruments are utilized by Widmer to reduce interest rate risk by hedging its exposure to variability in expected future cash flows resulting from the interest rate risk related to a portion of its bank debt. See Note 10 in the Widmer consolidated financial statements and discussion under “Liquidity and Capital Resources” below.

Interest expense was $707,000 and $178,000 during the years ended December 31, 2007 and 2006, respectively or an increase of $529,000. The increase in interest expense is due to new borrowings from a bank of $13,667,000 during the year ended December 31, 2007. The bank borrowings have been required to fund the Portland brewery and office expansion and renovation project. During the years ended December 31, 2007 and 2006, Widmer capitalized interest costs of $326,000 and $108,000, respectively, related to interest paid under bank borrowings that were used to fund the Portland brewery expansion project. Upon completion of the project, which is estimated to be in the second quarter of 2008, all interest costs will be expensed, likely resulting in a significant increase in interest expense in future periods.

Income Taxes

Widmer’s effective income tax rate was 12% for 2007 and 19% for 2006. Both years include a provision for state income taxes. The primary difference between the statutory rate and the effective rate is the impact of minority interest. The net income of Craft Brands is allocated to Redhook based on Redhook’s 42% interest in the earnings. Craft Brands is an LLC and the income that flows through to Redhook is taxed at the Redhook level. Accordingly, net income for each of Craft Brands and Widmer Brothers Brewing Company, relative to consolidated net income, determine tax expense that is reflected in Widmer’s consolidated financial statements. During 2007, net income of Craft Brands exceeded that of Widmer Brothers Brewing Company. During 2007, Widmer also incurred merger-related transaction costs that were capitalized for federal income tax purposes. During the year ended December 31, 2006, Widmer utilized the remaining balance of previously earned AMT credits, which accounted for a 2.9% decrease in the effective tax rate in that year. No further tax credits were available to Widmer after 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table sets forth, for the years indicated, a comparison of certain items from Widmer’s Statements of Operations (in thousands):

	Year Ended December 31,
	2006	2005	Change	% Change
	Restated	Restated

Sales	$63,599	$55,017	$8,582	15.6%
Less excise taxes	3,224	3,194	30	0.9

Net sales	60,375	51,823	8,552	16.5
Cost of sales	38,686	29,793	8,893	29.8

Gross profit	21,689	22,030	(341)	1.5
Selling, general and administrative expenses	14,651	14,130	521	3.7
Merger costs	—	—	—	—
Gain (loss) on sale of equipment	(354)	—	(354)	—

Income from operations	6,684	7,900	(1,216)	15.4

Interest expense, net	(178)	(433)	255	58.9
Other income (expense), net	21	(13)	34	261.5
Income from equity method investments	295	—	295	—

Total other income (expense)	138	(446)	584	130.9

Income (loss) before provision for income taxes and minority interest	6,822	7,454	(632)	8.5
Provision for income taxes	1,267	1,599	(332)	20.8

Income before minority interest	5,555	5,855	(300)	5.1
Minority interest	2,655	2,392	263	11.0

Net income	$2,900	$3,463	$(563)	16.3%

The following table sets forth, for the years indicated, certain items from Widmer’s Statements of Operations expressed as a percentage of net sales:

	Year Ended December 31
	2006	2005
	Restated	Restated

Sales	105.3%	106.2%
Less excise taxes	5.3	6.2

Net sales	100.0	100.0
Cost of sales	64.1	57.5

Gross profit	35.9	42.5
Selling, general and administrative expenses	24.3	27.3
Merger costs	—	—
Gain (loss) on sale of equipment	(0.5)	—

Income from operations	11.1	15.2

Interest expense, net	(0.3)	(0.8)
Other income (expense), net	—	—
Income from equity method investments	0.5	(0.1)

Total other income (expense)	0.2	(0.9)

Income (loss) before provision for income taxes and minority interest	11.3	14.4
Provision for income taxes	2.1	3.1

Income before minority interest	9.2	11.3
Minority interest	4.4	4.6

Net income	4.8%	6.7%

Sales

Total sales in 2006 were $63,599,000 which represented an increase of $8,582,000, or a 15.6% increase from the $55,017,000 of sales revenues achieved in 2005. This increase during the year ended December 31, 2006 was primarily due to the following:

•	Increased shipments of Widmer and Redhook products into Arizona, California, Oregon and Washington resulted in revenue growth of $5,281,000 in 2006 from 2005.

•	An increase in Kona brand sales pursuant to the distribution and licensing agreements of $1,848,000.

•	Increase in retail sales at the Widmer Brothers Gasthaus Pub.

Shipments.  The following table sets forth a comparison of shipments (in barrels) for the years indicated:

	Year Ended December 31,
	2006			2005
	Draft	Bottle	Total	Draft	Bottle	Total	Increase/	%
	Shipments	Shipments	Shipments	Shipments	Shipments	Shipments	(Decrease)	Change

A-B	196,900	207,100	404,000	177,100	183,400	360,500	43,500	12.1%
Pubs and other	2,700	1,700	4,400	2,400	1,500	3,900	500	12.8

Total shipped	199,600	208,800	408,400	179,500	184,900	364,400	44,000	12.1%

Total shipments were 404,000 barrels of Widmer, Redhook and Kona products to wholesalers in the western United States and 360,500 barrels during 2005.

Increased shipments in the western United States during 2006 were primarily driven by an increase in Widmer and Kona brands of 18% and 31%, respectively. Significant volume increases in 2006 occurred in the markets of Arizona, California, Oregon, and Hawaii, which grew 22%, 16%, 14% and 16%, respectively. In addition, an increase of 10,600 barrels was produced at Widmer’s Portland brewery in 2006 under the alternating proprietorship agreement with Kona for which Kona paid a fee to Widmer. Shipments of packaged products increased 13% in 2006 over 2005, while shipments of draft products increased 11%.

Under a contract brewing arrangement with Redhook, Redhook brewed and shipped for the benefit of Widmer, 43,000 barrels and 8,900 barrels of Widmer products in 2006 and 2005, respectively.

Additional Shipments of Widmer Products.  Widmer generates royalty income under its 2003 licensing agreement with Redhook related to Redhook’s production of Widmer Hefeweizen and subsequent sales of the product in states east of the Mississippi River. Widmer recognized licensing fee or royalty income of $436,000 and $376,000 during the years ended December 31, 2006 and 2005, respectively. The increase of 16% is attributable to higher sales volumes and market expansion. While the fees earned under this licensing agreement are reflected as sales in the statements of operations, the shipments are not reflected in the shipments table above because they were produced, marketed and sold by Redhook.

Pricing and Fees.  Average wholesale revenue per barrel for all draft and bottled products sold by Widmer, net of discounts, increased 3.1% and 0.0%, respectively, during 2006 as compared to 2005. An increase in pricing accounted for an increase of approximately $614,000 in total sales during the year ended December 31, 1006.

Under the A-B distribution agreement, Widmer pays a margin fee to A-B on all sales through the A-B distribution network. The fee does not apply to Widmer’s retail operations and dock sales. The agreement also provides for an additional or incremental fee on shipments that exceed shipments (within the same territory) from volumes experienced in 2003. For the year ended December 31, 2006, margin fees to A-B were incurred on 404,000 barrels, while margin fees were incurred on 360,500 barrels for the year ended December 31, 2005. Incremental margin fees were paid to A-B on 80,700 barrels and 38,000 barrels for the years ended December 31, 2006 and 2005, respectively. For the years ended December 31, 2006 and 2005, Widmer paid a total of $3,498,000, and $2,868,000, respectively, related to the margin and incremental margin; these fees are reflected as a reduction of sales in Widmer’s statements of operations.

Retail Operations and Other Sales.  Revenues attributable to Widmer’s retail operations and other sales increased $322,000 or 13% to $2,851,000 during 2006 from $2,529,000 during 2005. Increases in 2006 were primarily due to an increase in both restaurant sales and keg sales to the public.

Excise Taxes

Excise taxes increased $30,000 to $3,224,000 in 2006 compared to $3,194,000 in 2005. The increase was due to increased sales and production volume.

Cost of Sales

Cost of sales totaled $38,686,000 during the year ended December 31, 2006 and $29,793,000 during the year ended December 31, 2005. Cost of sales increased $8,893,000 in 2006, or 29.8%, over 2005 year. Cost of sales as a percentage to sales also increased to 60.8% in 2006 from 54.2% in 2005. On a per barrel basis, cost of sales increased substantially in 2006 over 2005 due to the relatively higher volume of contract brewing in 2006 from levels in 2005. During 2006, Widmer purchased 43,000 barrels under a contract brewing arrangement compared to 8,900 barrels, or an increase of 380%, in 2005. Other cost increases during 2006 were attributed to keg rental fees for the one-sixth barrel unit that Widmer does not own. Freight costs per barrel remained relatively constant despite increasing fuel costs, as increased shipping efficiencies offset the higher fuel costs.

A component of the operating agreements with Kona provides Widmer the right to represent Kona brand products in the continental United States. In return, the agreement requires a royalty payment to be paid to Kona. Widmer incurred $354,000 in royalty expense during the year ended December 31, 2006 and $272,000 during the year ended December 31, 2005. This royalty expense increased $82,000 or 30% over the prior year due to the continued growth of Kona brand sales, particularly in California and Oregon. This cost is reflected as cost of sales in Widmer’s statements of operations.

Selling, General and Administrative Expenses

Widmer’s selling, general and administrative expenses totaled $14,651,000 for the year ended December 31, 2006, as compared to $14,130,000 for the year ended December 31, 2005. These expenditures represent advertising, marketing and promotional efforts for the Widmer, Kona and Redhook brands. The $521,000 increase or 4% growth in expenditures during 2006 from those levels during 2005 is due to the expansion of Craft Brands marketing and promotional activities.

Gain on Sale of Equipment

Widmer recognized a $354,000 loss on the disposition and sale of equipment in 2006. There was no significant disposition or retirement of assets in 2005.

Other Income Statement Items

Widmer has accounted for its investment in Kona, a 20% equity ownership, and FSB, a 42% equity ownership, under the equity method, as outlined by APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Pursuant to APB No. 18, Widmer has recorded its share of the net income of these companies in its statements of operations as income from equity method investments. During the year ended December 31, 2006, Widmer recorded $295,000 in income attributable to Kona and FSB, as compared to $0 from the Kona equity investment during the year ended December 31, 2005. Widmer purchased its equity ownership in FSB in October 2006.

Interest expense was $178,000 for the year ended December 31, 2006, representing a decrease of $255,000 from the $433,000 recorded during the year ended December 31, 2005. The 2006 decrease in interest expense was due to the reduced debt balance during the year when compared to outstanding debt balances during 2005. However, funds were borrowed under a bank loan in the fourth quarter of 2006 to fund the purchase of the 42% equity investment in FSB and initial construction obligations related to the Portland brewery expansion project. During the years ended December 31, 2006, Widmer capitalized interest costs of $108,000, related to interest paid under bank borrowings that were used to fund the Portland brewery expansion project. Upon completion of the project, which is estimated to be in the second quarter of 2008, all interest costs will be expensed, likely resulting in a significant increase in interest expense in future periods. Widmer did not capitalize interest costs during the year ended December 31, 2005.

Income Taxes

Widmer’s effective income tax rate was 19% for the year ended December 31, 2006 and 21% for the year ended December 31, 2005. Both years include a provision for state income taxes. The primary difference between the statutory rate and the effective rate is the impact of minority interest. The net income of Craft Brands is allocated to Redhook based on Redhook’s 42% interest in the earnings. Craft Brands is an LLC and the income that flows through to Redhook is taxed at the Redhook level. Accordingly, net income for each of Craft Brands and Widmer Brothers Brewing Company, relative to consolidated net income, determine tax expense reflected in Widmer’s consolidated financial statements. During 2006 and 2005, net income of Craft Brands was comparable to that of Widmer Brothers Brewing Company. In 2006, Widmer utilized the remaining balance of its AMT credits which accounted for a 2.9% tax rate decrease during 2006. In 2005, Widmer utilized available tax credits that reduced the effective tax rate in 2005 by 12.3% from that in 2006.

Liquidity and Capital Resources

Overview

Widmer has required capital principally for the construction and development of its production facilities and for certain strategic transactions. Historically, Widmer has financed its capital requirements through cash flow from operations, bank borrowings and equity proceeds. Widmer expects to meet its future financing needs for working capital and capital expenditure requirements through cash on hand, operating cash flow and bank borrowings.

Widmer had $1,421,000 and $300,000 of cash and cash equivalents at December 31, 2007 and December 31, 2006, respectively. At December 31, 2007 and 2006, Widmer had working capital of $656,000 and $1,056,000. Widmer’s long-term debt as a percentage of total capitalization (long-term debt and common stockholders’ equity) was 88% as of December 31, 2007 and 27% as of December 31, 2006, respectively. The debt to capitalization percentage increase in 2007 is due to the increase in bank borrowings required for the brewery expansion project. Cash provided by operating activities increased to $6,543,000 during the year ended December 31, 2007 from $4,471,000 during the year ended December 31, 2006, primarily due to an increase in inventories and prepaid expenses, offset by a decrease in overall profitability. Widmer has exhausted all previous NOLs and tax credits as of December 31, 2006.

Capital Expenditures

During 2007, Widmer’s capital expenditures totaled $17,708,000. This amount included $14,781,000 for the Portland brewery expansion, $1,153,000 for new kegs, and $950,000 for expanded facilities at the Gasthaus Pub. In 2006, Widmer’s capital expenditures totaled $4,026,000. This amount included $2,480,000 for the Portland brewery expansion, $645,000 for new kegs and $260,000 for a new POS website and software. Capital expenditures in 2007 and 2006 were funded with cash generated from operations and bank debt. Effective October 1, 2006, Widmer purchased a 42% equity interest in FSB for $3,600,000. This investment was funded primarily with new borrowings from a bank.

Credit Agreements

Widmer entered into a credit facility with a bank in December 2007, pursuant to which the bank extended up to $21,000,000 borrowing capacity to Widmer. The credit facility includes a $7,500,000 revolving line of credit for working capital purposes, which also includes a $2,500,000 letter of credit subfacility, and a $13,500,000 term loan to finance a portion of the expansion and remodeling of the Portland brewery and corporate office. The revolving line of credit expires on January 1, 2013. The term loan provides for advances prior to August 1, 2008, and is to be repaid by Widmer in monthly payments of principal and interest of $97,500 beginning on September 1, 2008 and continuing through August 1, 2018. Payments of interest only are required January 1, 2008 through August 1, 2008. The term loan matures August 2018. As of December 31, 2007, all amounts available under the term loan had been advanced and $753,333 was outstanding under the line of credit. Widmer incurred $35,000 in professional fees related to the new debt. The bank has consented to the merger.

The new loan agreements replace a pre-existing bank term loan that provided up to $15,000,000 in borrowing capacity and had a maturity date of September 2009. In connection with the refinancing of this debt and the new debt agreements, all amounts outstanding under the prior agreement were repaid in full.

Advances under the new credit facility bear interest at one of three different rates offered to Widmer: (i) prime rate, (ii) an adjusted rate determined by the bank’s Grand Cayman Banking Center, or IBOR and (iii) an adjusted LIBOR rate. Depending on the ratio of Widmer’s funded debt to EBITDA (as defined in the loan agreements), the prime rate is adjusted downward by up to a maximum of 75 basis points, and the LIBOR and IBOR rates are adjusted upward by a minimum of 100 basis points up to a maximum of 150 basis points. As of December 31, 2007 all outstanding debt was at LIBOR rates plus applicable margins that resulted in interest rates ranging from 5.94% to 6.51%.

Widmer entered into a three-year interest rate swap agreement in November 2007 to hedge against interest rate fluctuations. Pursuant to the agreement, Widmer “swapped” a component of its variable rate debt for a fixed interest rate of 4.6% per annum. The notional amount of the interest rate swap is $7,000,000. Widmer evaluated the interest rate swap agreement under guidelines prescribed by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and determined the derivative contract did not meet all criteria required to apply hedge accounting. As of December 31, 2007 the contract was in a loss position of $161,000. Accordingly, the fair value of the derivative instrument is reflected in long term liabilities as of December 31, 2007 and the measurement of the change in fair value was recorded as other expense in Widmer’s statements of operations.

Pursuant to the credit agreements with its lender, Widmer made (and renews at the time of each subsequent advance) customary representations to the bank and is subject to customary affirmative covenants, negative covenants, and events of default. Widmer’s affirmative covenants include financial reporting requirements, maintenance of a minimum funded debt to EBITDA ratio (currently 5.0 to 1.0, through September 30, 2008 and reducing to 4.25 to 1.0 at December 31, 2008), maintenance of a minimum fixed charge coverage ratio of at least 1.25 to 1.0, and a maximum annual capital expenditure allowance of $4,000,000 (exclusive of capital expenditures related to the Portland brewery expansion). The agreements provide for certain restrictions on dividends and stock repurchases. Also, the bank’s consent is required prior to the consummation of the proposed merger with Redhook. The following table summarizes the financial covenants required by the agreements with the bank and Widmer’s current level of compliance with these covenants:

Quarter Ended
	Required by Bank	December 31,
	Agreements	2007

Leverage ratio	Less than: 4.50:1	4.48:1
Fixed charge coverage ratio	Greater than: 1.25:1	2.47:1

Widmer’s repayment obligation for both facilities is secured by all personal and real property of Widmer. The line of credit is further secured by a deed of trust covering real property leased by Widmer from a related party that is a LLC of which certain stockholders are also members. The LCC is a party to the line of credit bank agreement as a grantor.

Other Indebtedness

In June 2007, Widmer executed an equipment loan with a bank for up to $15,000,000 to provide funding for the construction of the brewery expansion project. Advances under the agreement may be made through May 31, 2008, which has an effective interest rate of 6.56%. As of December 31, 2007, Widmer had drawn $8,000,000. Widmer’s obligations under the loan covenant are secured by brewery equipment. This equipment loan has a seven-year term and requires monthly payments of $119,020. Amounts under the agreement may be prepaid without penalty after the fourth year of payments.

In connection with the acquisition of commercial real estate, Widmer executed three separate $200,000 promissory notes in July 2005 for a total of $600,000, payable to three unrelated sellers of those properties. Each note bears interest at a fixed rate of 24% per annum, subject to a one-time adjustment to the interest rate on July 1, 2010 to reflect the change in the consumer price index between July 1, 2005 and July 1, 2010. Each note matures on the earlier of the payee’s death and July 1, 2015. If the payee dies before July 1, 2010, the payee will be deemed to have died on July 1, 2010 for purposes of calculating accrued interest. Widmer may not prepay the notes other than in connection with acceleration upon a payee’s death.

Contractual Obligations and Off-Balance Sheet Arrangements

Widmer has certain commitments, contingencies and uncertainties relating to its normal operations. As of December 31, 2007, contractual commitments associated with Widmer’s long-term debt, operating leases and raw material purchase commitments are as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt(1)	$1,075	$1,382	$1,474	$1,572	$1,676	$15,216	$22,395
Operating leases(2)	232	210	175	111	100	1,442	2,270
Malt and hop commitments(3)	6,470	817	688	555	472	—	9,001

	$7,777	$2,409	$2,337	$2,238	$2,248	$16,658	$33,666

(1)	Represents annual principal payments required on Widmer’s bank debt. Interest accrues at LIBOR plus 1.5% Monthly interest payments on the bank debt agreements are not reflected above.

(2)	Represents minimum aggregate future lease payments under noncancelable operating leases.

(3)	Represents purchase commitments to ensure supply of wheat, malted barley and specialty hops to meet future production requirements. Payments for malted barley are made as deliveries are received. Hop contracts generally provide for payment upon delivery of the product with the balance due on any unshipped product during the year following the harvest year.

Summary of Critical Accounting Policies and Estimates

Widmer’s financial statements are based upon the selection and application of significant accounting policies that require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations. Judgments and uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions.

Principles of consolidation and basis of presentation.  The accompanying consolidated financial statements include the accounts of Widmer Brothers Brewing Company and its 50% joint venture, Craft Brands. All significant intercompany amounts have been eliminated in these consolidated financial statements. In December 2003, FASB issued FIN 46R, Consolidation of Variable Interest Entities, a revision to Interpretation No. 46. FIN 46R clarifies the application of consolidation accounting for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest; these entities are referred to as “variable interest entities.” Variable interest entities within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. FIN 46R also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. Widmer has assessed Craft Brands under the provisions of FIN 46R and has concluded that it meets the definition of a variable interest entity and that Widmer is the primary beneficiary. Accordingly, Widmer has consolidated the financial statements of Craft Brands.

Long-Lived Assets.  Widmer evaluates potential impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes procedures for review of recoverability and measurement of impairment, if necessary, of long-lived assets, goodwill and certain identifiable intangibles. When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future undiscounted cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, Widmer will recognize an impairment loss by a charge against current operations. Fixed assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Widmer’s estimates indicated that such carrying values were expected to be recovered. Nonetheless, it is possible that estimates may change in the future, resulting in the need to write down those assets to their fair value.

Equity Investments in FSB and Kona.  Widmer has accounted for its investment in Kona and FSB under the equity method, as outlined by APB No. 18, The Equity Method of Accounting for Investments in Common Stock. The equity method requires that Widmer recognize its share of the net earnings of these companies by increasing its investment carrying value on the balance sheet and recognizing income from equity investment in the statement of operations. Widmer’s share of the earnings of FSB and Kona has not constituted a significant portion of income to Widmer’s results of operations. The difference between the carrying value of the equity investment on the balance sheet and Widmer’s amount of underlying equity in the net assets of the investee is considered equity method goodwill and is not amortized but rather reviewed for impairment.

Inventories.  Inventories are stated at the lower of cost or market. Finished goods are stated at standard cost, which approximates the first-in, first-out method, except for certain supplies and merchandise held for sale, which are based on the average cost method and are stated at the lower of cost or market. Widmer periodically evaluates the future utility of inventory items and, if required, reduces the carrying value of the inventory for obsolete items and lower of cost or market by recording a charge to operations.

Derivative instruments and hedging activities.  Widmer has adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that all derivatives be recognized at fair value in the consolidated balance sheet, and that the corresponding gains or losses be reported either in the consolidated statement of income or as a component of comprehensive income, depending on whether the instrument meets the criteria to apply hedge accounting.

Derivative financial instruments are utilized by Widmer to reduce interest rate risk. The counterparties to derivative transactions are major financial institutions, which Widmer believes to be of low credit risk. Widmer does not hold or issue derivative financial instruments for trading purposes.

Revenue recognition.  Widmer recognizes revenue from product sales, net of excise taxes, discounts and certain fees Widmer must pay related to such sales, when the products are shipped to customers. Although title and risk of loss do not transfer until delivery of Widmer’s products to A-B, or the A-B distributor, Widmer recognizes revenue upon shipment rather than when title passes because the time between shipment and delivery is short and product damage claims and returns are immaterial. Widmer recognizes revenue on retail sales at the time of sale.

Income taxes.  Widmer records federal and state income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, whereby deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of Widmer’s assets and liabilities as well as for tax net operating loss and credit carry forwards. These deferred tax assets and liabilities are measured under the provisions of the currently enacted tax laws. Widmer will establish a valuation allowance if it is more likely than not that these items will either expire before Widmer is able to realize their benefits or that future deductibility is uncertain.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT WIDMER’S MARKET RISK

Market Risk

The principal market risks that may adversely affect Widmer’s results of operations and financial position to which Widmer is exposed include changes in interest rates and commodity prices. Widmer seeks to minimize or manage these market risks through normal operating and financing activities and through the use of derivative instruments, where practicable. Widmer does not trade or use instruments with the objective of earning financial gains on the market fluctuations, nor does Widmer use instruments where there are underlying exposures.

Interest Rate Risk

Widmer has assessed its vulnerability to interest rate risk associated with financial instruments included in cash and cash equivalents and long-term debt. Due to the nature of these investments and Widmer’s investment policies, Widmer believes that the risk associated with interest rate fluctuations related to these financial instruments does not pose a material risk.

On November 2, 2007, Widmer executed an interest rate swap agreement with a bank. The derivative contract provides for a $7,000,000 notional amount for a period of three years. The contract requires Widmer to pay interest at a fixed rate of 4.60% and receive interest at a floating rate equal to the one-month LIBOR. Cash settlement dates with the bank have been set at one month intervals.

Competitor Price Risk

The current trend of premium pricing associated with craft beer products has afforded Widmer some flexibility in increasing prices to consumers, and price increases have also been driven by higher product and transportation costs. If this pricing trend were reversed by a competitor or group of competitors, it would severely erode the margin Widmer currently generates. There is no indication of a decline in the pricing trend at this time.

Commodity Price Risk

The major raw materials that Widmer purchases for production are wheat, hops, barley and kegs. The price and availability of these raw materials are subject to market conditions affecting supply and demand. In particular, the price of these goods can be impacted by fluctuations in agricultural and stainless steel prices. Additionally, Widmer’s distribution costs can be impacted by fluctuations in fuel prices. Widmer currently does not have a hedging program in place to manage fluctuations in keg and fuel prices. However, fixed-price purchase commitments have been executed to manage fluctuations in selected hops, wheat and malt prices through September 2012. As of February 29, 2008 purchase commitments by year are:

Value

2008	$5,969,860
2009	816,676
2010	687,608
2011	555,014
2012	471,638

Total	$8,500,796

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Pro Forma Combined Condensed Consolidated Financial Statements

The unaudited pro forma combined condensed financial statements present the pro forma financial position and results of operations of the combined company and are derived from the separate historical financial statements of Redhook and Widmer included in or incorporated by reference in this joint proxy statement/prospectus. In accordance with FIN 46R, Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51, the financial statements of Craft Brands are consolidated with the financial statements of Widmer.

The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2007 gives effect to the merger as if it had occurred on January 1, 2007. The unaudited pro forma combined condensed balance sheet as of December 31, 2007 gives effect to the merger as if it had occurred on December 31, 2007.

This information should be read in conjunction with the historical financial statements and related notes of Redhook and Widmer included in or incorporated by reference into this joint proxy statement/prospectus, and in conjunction with the accompanying notes to these unaudited pro forma combined condensed financial statements.

Reclassifications

Certain reclassifications have been made to Widmer’s and Craft Brands’ historical reported results in the unaudited pro forma combined financial condensed statements. The reclassifications are as follows:

•	To reclassify certain short-term liabilities to be consistent with the classifications used by Redhook.

Pro Forma Adjustments

The unaudited pro forma combined condensed financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma combined condensed financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the merger been consummated as of the dates indicated, or that may be achieved in the future.

Pro forma adjustments are necessary to reflect:

•	the estimated purchase price;

•	Widmer’s net tangible and intangible assets at their estimated fair values, along with the amortization expense related to the estimated identifiable intangible assets;

•	changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets;

•	the income tax effect related to the pro forma adjustments; and

•	elimination of intercompany balances.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the acquisitions, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma combined condensed financial statements reflect pro forma adjustments based upon an estimate of the value of the tangible and intangible assets of Widmer. These adjustments are subject to further revision upon the closing of the merger. These financial statements do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of Widmer’s operations. All intercompany transactions and balances have been eliminated in consolidation.

The unaudited pro forma combined condensed financial statements were prepared using the purchase method of accounting. Based upon the terms of the merger and other factors, Redhook is treated as the acquirer of Widmer for both legal and accounting purposes. Accordingly, consideration paid by Redhook related to the acquisition of Widmer will be allocated to Widmer’s assets and liabilities, based on their estimated values as of the date of completion of the acquisition. The allocation is dependent upon certain valuations and other studies by financial advisors that have not been finalized. A final determination of the fair value of Widmer’s assets and liabilities, which cannot be made prior to closing of the acquisition, will be based on the actual net tangible and intangible assets of Widmer that exist as of the date of completion of the acquisition. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustment as additional information becomes available upon completion of the merger. Increases or decreases in the fair value of relevant balance sheet amounts, including property and equipment, refundable deposits and intangible assets will result in adjustments to the balance sheet and/or statements of operations. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

Redhook expects to incur significant costs associated with integrating Widmer. The unaudited pro forma combined condensed financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities.

Based on Redhook’s preliminary review of Widmer’s summary of significant accounting policies disclosed in Widmer’s financial statements, the nature and amount of any adjustments to the historical financial statements of Widmer to conform its accounting policies to those of Redhook are not expected to be significant. Upon consummation of the merger, further review of Widmer’s accounting policies and financial statements may result in required revisions to Widmer’s policies and classifications to conform to such policies and classifications of Redhook.

These unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and notes thereto of Redhook and Widmer and other financial information pertaining to Redhook, Widmer, and Craft Brands including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors.”

Unaudited Pro Forma Combined Condensed Balance Sheet
As of December 31, 2007

			Pro Forma Adjustments & Eliminations
	Redhook	Widmer	(a)	(b)	(c)	(d)	(e)	(f)	Proforma Combined

Assets:
Current assets:
Cash and cash equivalents	$5,526,843	$1,421,455	$—	$—	$78,675	$—	$—	$—	$7,026,973
Accounts receivable, net of allowance for doubtful accounts	3,892,737	9,681,497	—	—	(1,405,431)	—	—	(13,699)	12,155,104
Trade receivable from Craft Brands	670,469	—	—	—	(670,469)	—	—	—	—
Inventories, net	2,927,518	2,693,882	—	—	—	—	—	—	5,621,400
Income taxes receivable	—	854,613	—	—	—	—	—	13,699	868,312
Deferred income tax asset, net	944,361	—	—	—	—	—	—	—	944,361
Prepaid expenses and other current assets	1,043,034	314,987	—	(153,711)	—	—	—	—	1,204,310

Total current assets	15,004,962	14,966,434	—	(153,711)	(1,997,225)	—	—	—	27,820,460
Fixed assets, net	55,862,297	44,659,329	—	—	—	924,419	—	—	101,446,045
Equity investments	415,592	4,172,779	—	—	(415,592)	2,000,000	—	—	6,172,779
Trade name and trademarks	—	—	—	—	—	16,700,000	—	—	16,700,000
Intangibles and other assets, net	107,489	995,182	—	—	—	2,600,000	—	—	3,702,671
Goodwill	—	—	—	28,692,546	—	(22,224,419)	—	8,334,157	14,802,284

Total assets	$71,390,340	$64,793,724	$—	$28,538,835	$(2,412,817)	$—	$—	$8,334,157	$170,644,239

Liabilities and Common Stockholders’ Equity:
Current liabilities:
Accounts payable and accrued expenses	$—	$11,296,074	$(11,296,074)	$—	$—	$—	$—	$—	$—
Accounts payable	3,148,613	—	8,729,253	—	(1,622,336)	—	—	—	10,255,530
Trade payable to Craft Brands	416,116	—	—	—	(416,116)	—	—	—	—
Accrued salaries, wages and payroll taxes	1,524,240	—	1,481,718	—	—	—	—	—	3,005,958
Refundable deposits	3,500,200	2,085,746	—	—	(3,490)	—	—	—	5,582,456
Other accrued expenses	686,261	—	1,085,103	—	44,819	—	—	—	1,816,183
Current portion of long-term debt and capital lease obligations	15,498	1,075,620	—	—	—	—	—	—	1,091,118

Total current liabilities	9,290,928	14,457,440	—	—	(1,997,123)	—	—	—	21,751,245

Long-term debt and capital lease obligations, net of current portion	31,118	21,319,694	—	—	—	—	—	—	21,350,812

Deferred income tax liability, net	1,762,428	4,301,331	—	—	—	—	—	8,334,157	14,397,916

Other liabilities	226,123	160,862	—	—	—	—	—	—	386,985

Minority interest	—	415,694	—	—	(415,694)	—	—	—	—

Preferred stock	—	150,000	—	(150,000)	—	—	—	—	—

Common stockholders’ equity:
Common stock	41,771	15,463,367	—	(15,421,559)	—	—	—	—	83,579
Additional paid-in capital	69,303,848	—	—	52,635,731	—	—	—	—	121,939,579
Retained earnings (deficit)	(9,265,876)	8,525,336	—	(8,525,336)	—	—	—	—	(9,265,876)

Total common stockholders’ equity	60,079,743	23,988,703	—	28,688,835	—	—	—	—	112,757,281

Total liabilities and common stockholders’ equity	$71,390,340	$64,793,724	$—	$28,538,835	$(2,412,817)	$—	$—	$8,334,157	$170,644,239

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2007

			Pro Forma Adjustments & Eliminations						Proforma
	Redhook	Widmer	(a)	(b)	(c)	(d)	(e)	(f)	Combined

Sales	$46,543,501	$77,734,152	$—	$—	$(15,380,431)	$—	$(142,970)	$—	$108,754,252
Less excise taxes	5,073,564	2,507,353	—	—	—	—	660,000	—	8,240,917

Net sales	41,469,937	75,226,799	—	—	(15,380,431)	—	(802,970)	—	100,513,335
Cost of sales	36,785,214	51,868,498	—	—	(15,396,215)	57,830	—	—	73,315,327

Gross profit	4,684,723	23,358,301	—	—	15,784	(57,830)	(802,970)	—	27,198,008
Selling, general and administrative expenses	8,841,079	19,739,459	—	—	—	153,333	—	—	28,733,871
Gain (loss) on sale of equipment	—	(327)	—	—	—	—	—	—	(327)

Operating income (loss)	(4,156,356)	3,618,515	—	—	15,784	(211,163)	(802,970)	—	(1,536,190)
Interest expense	302,429	707,331	—	—	—	—	—	—	1,009,760
Other income (expense), net	517,577	(83,867)	—	—	(15,784)	—	—	—	417,926
Income from equity method investments	2,825,928	382,366	—	—	(2,825,927)	—	—	—	382,367

Income (loss) before income taxes	(1,115,280)	3,209,683	—	—	(2,825,927)	(211,163)	(802,970)	—	(1,745,657)
Income tax provision (benefit)	(175,794)	382,845	—	—	—	—	—	(380,300)	(173,249)

Income before minority interest	(939,486)	2,826,838	—	—	(2,825,927)	(211,163)	(802,970)	380,300	(1,572,408)
Minority interest	—	(2,825,927)	—	—	2,825,927	—	—	—	—

Net income (loss)	$(939,486)	$911	$—	$—	$—	$(211,163)	$(802,970)	$380,300	$(1,572,408)

Basic earnings (loss) per share	$(0.11)	$0.00	$—	$—	$—	$—	$—	$—	$(0.09)

Diluted earnings (loss) per share	$(0.11)	$0.00	$—	$—	$—	$—	$—	$—	$(0.09)

Notes to Unaudited Pro Forma Combined Condensed Statement of Operations

1.	Basis of Presentation

The unaudited pro forma combined condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.

On November 13, 2007, Redhook entered into the merger agreement with Widmer, pursuant to which Widmer will merge with and into Redhook, and each outstanding share of capital stock of Widmer (other than any dissenting shares entitled to statutory dissenters’ rights under Oregon law) will be converted into the right to receive 2.1551 shares of Redhook common stock. The merger will result in Widmer shareholders and existing Redhook shareholders each holding approximately 50% of the outstanding shares of the combined company (assuming that no Widmer shareholder exercises statutory dissenters’ rights and that currently outstanding options held by Redhook employees, officers, directors, and former directors to acquire 689,140 shares of Redhook common stock are not exercised prior to consummation of the merger). In connection with the merger, Redhook will change its name to “Craft Brewers Alliance, Inc.”

In connection with the discussions leading up to the merger agreement, Redhook has incurred approximately $738,000 in legal, consulting and meeting costs during the year ended December 31, 2007. Of the total, approximately $584,000 is reflected in the Redhook statement of operations as selling, general and administrative expenses and $154,000 has been capitalized, reflected as other current assets in the Redhook balance sheet, in accordance with SFAS No. 141, Business Combinations. As of December 31, 2007, Widmer expensed $1,554,000 in merger related costs, primarily for legal, consulting and accounting professional services. As of December 31, 2006, the Company had incurred costs of $851,000 which were reflected as a deferred charge as of that date. As of December 31, 2007, all Widmer merger-related costs have been charged to current operations.

Redhook adopted a company-wide severance plan that permits the payment of severance benefits to all full-time employees, other than executive officers, in the event that an employee’s employment is terminated as a result of a merger or other business combination with Widmer.

2.	Purchase Price

The preliminary estimated purchase price of Widmer is as follows:

Fair value of Redhook stock to be issued	$52,677,538
Incremental Redhook direct merger costs	153,711

Total preliminary estimated purchase price	$52,831,249

The per share fair value was computed using the average of the five trading days before and after November 13, 2007, the date of the merger agreement, multiplied times the number of shares of Redhook common stock that Widmer security holders will be entitled to receive pursuant to the merger. Incremental merger costs incurred by Redhook since October 2007 increase the purchase price.

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Widmer’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The following table summarizes the preliminary allocation of the purchase price:

Net tangible assets acquired	$24,138,703
Write-up of long-term assets to fair value	924,419
Write-up of net tax liabilities to fair value	(8,334,157)
Write-up of equity investments	2,000,000
Trade name and trademarks acquired	16,700,000
Intangibles assets acquired — recipes, distributor agreements, non-compete agreements	2,600,000
Goodwill	14,802,284

Total preliminary estimated purchase price	$52,831,249

Acquired intangibles and their estimated remaining useful lives include:

Trade name and trademarks	Indefinite
Recipes	Indefinite
Distributor agreements	15 years
Non-compete agreements	3 years

Goodwill represents the value of Widmer’s anticipated profit and EBITDA streams, including its equity investment in Kona and FSB, in excess of the net assets acquired, as adjusted. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the combined company will not amortize goodwill but instead will perform an annual impairment test. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss will be recognized. The combined company will also evaluate potential impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes procedures for review of recoverability and measurement of impairment, if necessary, of long-lived assets and certain identifiable intangibles.

Following the merger, Redhook will complete its assessment of the fair value of assets and liabilities. Redhook anticipates that the final purchase price allocation will differ from the preliminary allocation outlined above. Any changes to the preliminary estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

3.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, amounts related to Redhook’s and Widmer’s net tangible and intangible assets at an amount equal to an estimate of their fair values, along with the amortization expense related to the estimated identifiable intangible assets, changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustment.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Redhook and Widmer filed consolidated income tax returns during the periods presented.

The unaudited pro forma combined condensed financial statements do not include any adjustments for liabilities that will result from the integration of Redhook and Widmer, as management of both companies are in the process of making these assessments and estimates of these costs are not currently known. However, additional liabilities may be recorded for severance costs or other costs associated with combining operations that would affect amounts in the unaudited pro forma combined condensed financial statements. Any such liabilities would be recorded as adjustments to the Widmer purchase price and increase goodwill. In addition, the combined company may incur significant restructuring charges upon consummation of the merger or in subsequent quarters for severance or other costs associated with the merger. Any such restructuring charges would be recorded as an expense in the statement of operations in the period in which they were incurred.

The pro forma adjustments included in the unaudited pro forma combined condensed financial statements as of and for the year ended December 31, 2007 are as follows:

(a) To reclassify balances on Widmer’s financial statements to conform to Redhook’s presentation.

(b) To record the exchange of Redhook common stock for Widmer preferred and common stock.

(c) To eliminate intercompany balances.

(d) To record an adjustment to tangible assets and to intangible assets based on an estimate of their value, and record associated depreciation and amortization.

(e) To eliminate one small brewer’s excise tax exemption with the TTB and the state of Washington.

(f) To record tax expense and adjust tax assets and liabilities based on the combined company’s tax position.

Redhook has incurred approximately $738,000 in merger related legal, consulting and meeting costs during 2007. Of this total, approximately $584,000 is included in the Redhook statement of operations as selling, general and administrative expenses. In 2007, Widmer expensed $1,554,000 in merger related costs. The unaudited pro forma financial statements do not include an adjustment to eliminate these nonrecurring expenses.

COMPARISON OF RIGHTS OF HOLDERS OF REDHOOK STOCK AND WIDMER STOCK

Widmer is an Oregon corporation, and the rights of its shareholders are currently governed by the OBCA. If the merger is completed, Widmer shareholders will become shareholders of Redhook, and their rights will then be governed by the WBCA and by the articles of incorporation and bylaws of Redhook.

The following is a summary of the material differences between the rights of Redhook shareholders and the rights of Widmer shareholders under the WBCA, the OBCA and each company’s respective articles of incorporation and bylaws. While Redhook and Widmer believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Redhook and Widmer shareholders and is qualified in its entirety by reference to the OBCA, the WBCA and the various documents of Redhook and Widmer that are referred to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a shareholder of Redhook and being a shareholder of Widmer. Redhook has filed copies of its articles of incorporation and bylaws with the Securities and Exchange Commission, which are exhibits to the registration statement of which this joint proxy statement/prospectus is a part, and will send copies of these documents to you upon your request. Widmer will also send copies of its documents referred to herein to you upon your request. See the section entitled “Where You Can Find Additional Information” beginning on page 151 of this joint proxy statement/prospectus.

Provision	Widmer	Redhook

Authorized Capital Stock
	Widmer’s articles of incorporation authorize the issuance of up to 25,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, $0.01 par value.	Redhook’s articles of incorporation authorize the issuance of up to 50,000,000 shares of common stock, par value $0.005, and 7,467,271 shares of preferred stock, par value $0.005.

Number of Directors
	Widmer’s articles of incorporation provide that the number of directors that constitute the board of directors will be determined in the manner provided by Widmer’s bylaws. Widmer’s bylaws provide that the board of directors shall consist of eight directors.	Redhook’s bylaws provide that Redhook’s board of directors will consist of seven directors.

Shareholder Nominations and Proposals
	Widmer’s articles of incorporation and bylaws do not address how a shareholder can make a director nomination or propose business for an annual meeting of shareholders.	Redhook’s bylaws provide that, in order for a shareholder to make a director nomination or propose business for an annual meeting of shareholders, the shareholder must give timely written notice to Redhook’s secretary not less than 120 days prior to the first anniversary of the date Redhook’s proxy statement for the previous year’s annual meeting was first released to shareholders (with certain adjustments if the date of the annual meeting is changed by more than 30 days from the date

Provision	Widmer	Redhook

of the previous year’s annual meeting). Any such notice must comply with other requirements specified in the bylaws.
Removal of Directors
	Under Widmer’s bylaws, at a meeting of shareholders called expressly for that purpose, one or more directors may be removed, with or without cause, by a vote of the holders of a majority of the Widmer shares then entitled to vote on the election of directors, so long as the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.	Under Redhook’s bylaws, one or more directors may be removed, with or without cause, at a special meeting of shareholders called expressly for that purpose. A director may be removed only if the number of votes cast in favor of removing such director exceeds the number of votes cast against removal. However, a director may not be removed if a number of votes sufficient to elect such director under cumulative voting (computed on the basis of the number of votes actually cast at the meeting on the question of removal) is cast against such director’s removal.

Special Meetings of Shareholders
	Widmer’s bylaws provide that a special meeting of the shareholders may be called by the chairman of the board of directors, the president, the board of directors or holders of not less than one-tenth of the outstanding shares entitled to vote on any issue proposed to be considered at the meeting.	Redhook’s bylaws provide that a special meeting of the shareholders may be called by the board of directors, the chairman of the board of directors, the President or shareholders holding not less than 25% of all the shares entitled to be cast on any issue proposed to be considered at that meeting.

Cumulative Voting
	Holders of Widmer’s common stock are not entitled to cumulative voting in the election of directors.	Redhook’s articles of incorporation provide that shareholders generally will not have the right to cumulate voting in the election of directors. However, shareholders will generally have the right to cumulative voting in the election of directors if, prior to the record date for the shareholder meeting at which such election is to be held, Redhook or a shareholder of Redhook publicly announces that such holder and its affiliates are the beneficial owners of at least 30% of Redhook’s outstanding common stock.

Provision	Widmer	Redhook

Vacancies	Widmer’s bylaws provide that any vacancy on the board of directors, including a vacancy created by an increase in the number of directors, may be filled by Widmer’s shareholders, by its board of directors or by the affirmative vote of a majority of the remaining directors though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office.	Redhook’s bylaws provide that any vacancy on the board of directors may be filled by the affirmative vote of a majority of the directors present at a meeting of the board at which a quorum is present, or, if the directors in office constitute less than a quorum, by the affirmative vote of a majority of all of the directors in office. A director elected to fill a vacancy will hold office until the next meeting of shareholders at which directors are elected, and until his or her successor is elected and qualified.

Voting Stock
	Under the OBCA, the holders of Widmer common stock are entitled, subject to any voting rights that may be granted by the board of directors to the holders of any class or series of preferred stock, to vote at all meetings of shareholders and are entitled to cast one vote in person or by proxy for each share of stock held by them as of the record date for the meeting.	Under the WBCA, the holders of Redhook common stock are entitled, subject to any voting rights that may be granted by the board of directors to the holders of any class or series of preferred stock, to vote at all meetings of shareholders and are entitled to cast one vote in person or by proxy for each share of stock held by them as of the record date for the meeting fixed by Redhook’s board of directors.

Shareholder Action by Written Consent
	Widmer’s bylaws provide that any action that could be taken at a meeting of shareholders may be taken without a meeting if a written consent setting forth the action so taken is signed by all shareholders entitled to vote with respect to the subject matter thereof. Any action taken by written consent is effective on the date on which the last signature is placed on the consent, or at such earlier or later time as is set forth in the consent.	Redhook’s bylaws provide that any action that may be or is required by law to be taken at a meeting of shareholders may be taken, without a meeting or notice of a meeting, if one or more consents in writing, setting forth the action so taken, are signed by all of the shareholders entitled to vote or, in the place of any one or more of such shareholders, by a person holding a valid proxy to vote with respect to the subject matter thereof, and are delivered to Redhook for inclusion in the minutes or filing with the corporate records.

Notice of Shareholder Meetings
	Under Widmer’s bylaws, written notice of each shareholder meeting must include the place, day and	Under Redhook’s bylaws, not less than 10 nor more than sixty 60 days before the date of any

Provision	Widmer	Redhook

	hour of the meeting and must be given not less than 10 nor more than 60 days prior to the date of the meeting to each shareholder entitled to notice of or to vote at such meeting. In the case of a special meeting, the purpose or purposes for which the meeting is called must be included in the notice.	meeting of shareholders, written notice stating the place, day, and time of the meeting must be given to each shareholder of record entitled to vote at the meeting. If the business to be conducted at any meeting includes any proposed amendment to the articles of incorporation or any proposed merger or exchange of shares, or any proposed sale, lease, exchange, or other disposition of all or substantially all of Redhook’s property and assets not in the usual or regular course of its business, then the written notice must be given not less than 20 days before the date of the meeting.

Indemnification
Widmer’s articles of incorporation provide that, to the full extent permitted by the OBCA, Widmer shall indemnify any person who is made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that the person is or was a director of Widmer or a fiduciary with respect to an employee benefit plan of Widmer, or serves or served at the request of Widmer as a director or officer or as a fiduciary of an employee benefit plan of Widmer or another corporation, partnership, joint venture, trust or other enterprise. Indemnification under Widmer’s articles is not exclusive.

Widmer carries directors and officers insurance insuring its directors and officers against certain liabilities.	Redhook’s articles of incorporation and bylaws provide that Redhook shall, to the full extent permitted by the WBCA, indemnify all directors and officers of Redhook. In addition, Redhook’s articles of incorporation contain a provision eliminating the personal liability of directors to Redhook or its shareholders for monetary damage arising out of a breach of fiduciary duty.

Redhook maintains appropriate policies of insurance on behalf of its directors and officers against liabilities asserted against any such person arising out of his or her status as such.

Approval of Certain Transactions
	Under the OBCA, a merger in which Widmer will not be the surviving corporation or a sale of substantially all of Widmer’s assets requires the affirmative vote of holders of a majority of all the votes entitled to be cast on the	Under the WBCA and Redhook’s articles of incorporation, a merger in which Redhook will not be the surviving corporation or a sale of substantially all of Redhook’s assets also requires the affirmative approval of holders of a majority

Provision	Widmer	Redhook

transaction. Only holders of Widmer’s outstanding common stock are entitled to vote on approval of the merger agreement.	of outstanding Redhook common stock.

In addition, the WBCA generally prohibits corporations such as Redhook that have a class of voting stock registered under the Exchange Act from engaging in any significant business transaction (defined to include mergers or consolidations, certain sales, termination of 5% or more of a corporation’s employees, sales of assets, liquidation or dissolution, and other specified transactions) for a period of five years after a person or group acquires 10% or more of the corporation’s outstanding voting stock, unless the acquisition is approved in advance of the stock acquisition by a majority vote of the board of directors.

Amendment of Articles of Incorporation and Bylaws
Under the OBCA, Widmer’s articles of incorporation may be amended upon the affirmative vote of holders of a majority of its outstanding voting shares.

Widmer’s bylaws may be amended at any regular or special meeting of the shareholders or by the board of directors.	Under the WBCA and Redhook’s articles of incorporation, amendment of the articles of incorporation generally requires the affirmative vote of the holders of a majority of Redhook’s outstanding voting stock. However, Redhook’s board of directors may make certain amendments, as listed in the WBCA, to the articles of incorporation without shareholder approval. These amendments include authorization of the rights and preferences of preferred stock that the board of directors may determine to issue in the future. The rights and preferences of any such preferred stock may have priority over the rights of holders of Redhook common stock.

Redhook’s board of directors may, by a majority vote, amend Redhook’s bylaws, which may also be amended by shareholders.

PRINCIPAL SHAREHOLDERS OF REDHOOK

The following table and the related notes show information known to Redhook with respect to the beneficial ownership of Redhook’s common stock as of February 29, 2008 by:

•	each person or group of affiliated persons who is known by Redhook to own beneficially more than 5% of Redhook’s common stock;

•	each of Redhook’s current directors;

•	each of Redhook’s named executive officers identified below; and

•	all of Redhook’s directors and executive officers as a group.

As of February 29, 2008, there were 8,354,239 shares of Redhook common stock issued and outstanding. The number of shares beneficially owned includes shares of common stock that the listed beneficial owners have the right to acquire within 60 days of February 29, 2008 upon the exercise of options beneficially owned on that date. Unless otherwise noted, Redhook believes that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

	Number of Shares of Common	Percent of Common Stock
Name and Address	Stock Beneficially Owned(1)	Outstanding(1)

Busch Investment Corporation(2)	2,761,713	33.06%
Dimensional Fund Advisors LP(3)	705,338	8.44%
Paul S. Shipman(4)	316,550	3.72%
Frank H. Clement(5)	281,070	3.35%
David J. Mickelson(6)	180,500	2.13%
Allen L. Triplett(7)	133,750	1.58%
Gerard C. Prial(7)	125,750	1.48%
David R. Lord(8)	18,073	*
John D. Rogers, Jr.(9)	16,800	*
Michael Loughran(10)	14,900	*
Jay T. Caldwell	—	*
John W. Glick	—	*
Anthony J. Short	—	*
All executive officers and directors as a group (11 individuals)(11)	1,087,393	12.15%

*	Less than 1%

(1)	Includes shares of common stock subject to options currently exercisable or exercisable within 60 days of February 29, 2008. Shares subject to an option are not deemed outstanding for purposes of computing the percentage ownership of any person other than the person holding the option.

(2)	The business address of Busch Investment Corporation is 1220 N. Market Street, Suite 606, Wilmington, Delaware 19801.

(3)	The business address of Dimensional Fund Advisors LP is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The number of shares shown as beneficially owned is based entirely on information contained in the Schedule 13G/A filed by Dimensional Fund Advisors LP on February 6, 2008. As noted in the Schedule 13G/A, Dimensional Fund Advisors LP disclaims beneficial ownership of these shares.

(4)	Includes 155,750 shares subject to options. Also includes 650 shares held by Mr. Shipman’s spouse.

(5)	Includes 32,000 shares subject to options, 33,436 shares held by Mr. Clement’s spouse, and 28,430 shares held by Mr. Clement as trustee for his children.

(6)	Includes 133,500 shares subject to options.

(7)	Includes 123,750 shares subject to options.

(8)	Includes 12,000 shares subject to options.

(9)	Includes 8,000 shares subject to options. Also includes 3,000 shares held by Mr. Roger’s spouse.

(10)	Includes 4,000 shares subject to options.

(11)	Includes 592,750 shares subject to options.

PRINCIPAL SHAREHOLDERS OF WIDMER

The following table and the related notes show information known to Widmer with respect to the beneficial ownership of Widmer’s common stock as of February 29, 2008 by:

•	each person or group of affiliated persons who is known by Widmer to own beneficially more than 5% of Widmer’s common stock;

•	each of Widmer’s current directors;

•	each of Widmer’s executive officers identified below; and

•	all of Widmer’s directors and executive officers as a group.

As of February 29, 2008 there were 3,793,604.5 shares of Widmer common stock issued and outstanding. The numbers of shares beneficially owned include shares of common stock that the listed beneficial owners have the right to acquire within 60 days of February 29, 2008. Unless otherwise noted, Widmer believes that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Under a letter agreement among Kurt and Robert Widmer and A-B dated July 1, 2004, the Widmer brothers have agreed to vote their shares of Widmer common stock in favor of the election of up to three individuals designated by A-B to be a director of Widmer. The letter agreement is expected to be terminated upon the closing of the merger of Widmer into Redhook.

	Number of Shares of Common	Percent of Common Stock
Name and Address	Stock Beneficially Owned	Outstanding

Busch Investment Corporation(1)	1,534,655.0	40.5%
Kurt R. Widmer(2)(3)	914,056.0	24.1%
Robert P. Widmer(3)(4)	510,334.0	13.5%
Kristen Maier-Lenz(5)	222,635.0	5.9%
Timothy P. Boyle(6)	210,970.0	5.6%
John W. Glick	—	*
Andrew R. Goeler	—	*
Kevin R. Kelly	—	*
Timothy G. McFall(7)	—	*
Terry E. Michaelson(3)(7)(8)	21,720.0	*
V. Sebastian Pastore	—	*
Raymond B. Rudy	6,532.5	*
Anthony J. Short	—	*
Martin J. Wall, IV(7)	—	*
All executive officers and directors as a group (12 individuals)	1,650,012.5	43.4%

*	Less than 1%

(1)	The business address of Busch Investment Corporation is 1220 N. Market Street, Suite 606, Wilmington, Delaware 19801.

(2)	The business address of Kurt Widmer is 929 N. Russell, Portland, Oregon 97227. Includes 18,035 shares held by Mr. Widmer’s spouse.

(3)	Messrs. Kurt and Robert Widmer will each transfer 6,800 shares of Widmer common stock to Mr. Michaelson prior to the closing of the merger, if the merger closes on or before July 31, 2008. Shares shown in the table as beneficially owned by Messrs. Kurt and Robert Widmer include the 6,800 shares that each will transfer to Mr. Michaelson. As well, shares shown in the table as beneficially owned by Mr. Michaelson include the 13,600 shares that will be transferred from Messrs. Kurt and Robert Widmer.

(4)	The business address of Mr. Robert Widmer is 929 N. Russell, Portland, Oregon 97227. Includes 6,162 shares held by Mr. Widmer’s spouse.

(5)	The business address of Ms. Maier-Lenz is Schavinsland Str. 85, 0-79100 Freiburg, Germany. Includes 28,494 shares held by the children of Ms. Maier-Lenz.

(6)	Includes 844 shares held by Mr. Boyle’s daughter, as to which Mr. Boyle disclaims beneficial ownership.

(7)	Messrs. McFall, Michaelson and Wall are executive officers of Craft Brands. Due to the nature of their roles at Craft Brands, each individual’s ownership has been reflected here.

(8)	Pursuant to a consulting agreement between Mr. Michaelson and Widmer, Mr. Michaelson will be compensated $288,000 and issued 8,120 shares of Widmer common stock if the merger closes on or before July 31, 2008. The cash compensation and stock issuance will occur immediately prior to the closing of the merger.

PRINCIPAL SHAREHOLDERS OF THE COMBINED COMPANY

The following table and the related notes show information with respect to the beneficial ownership of Redhook’s common stock upon consummation of the merger by:

•	each person or group of affiliated persons who Redhook knows will beneficially own more than 5% of Redhook’s common stock;

•	each person who will serve as a director of the combined company;

•	each person identified below who will serve as an executive officer of the combined company; and

•	all person who will serve as directors and executive officers as a group.

The percent of common stock of Redhook is based on 8,354,239 shares of common stock of Redhook outstanding as of February 29, 2008 and assumes that no security holder of Widmer will exercise statutory dissenters’ rights in connection with the merger. The number of shares to be beneficially owned include shares of common stock that the listed beneficial owners have the right to acquire within 60 days of February 29, 2008 upon the exercise of options beneficially owned on that date. Unless otherwise noted, Redhook believes that all persons named in the table will have sole voting and investment power with respect to all the shares beneficially owned by them.

	Number of Shares of Common	Percent of Common Stock
Name and Address	Stock Beneficially Owned(1)	Outstanding(1)

Busch Investment Corporation(2)	6,069,047	36.3%
Kurt R. Widmer(3)(4)	1,955,227	11.7%
Robert P. Widmer(4)(5)	1,085,165	6.5%
Kristen Maier-Lenz(6)	479,800	2.9%
Timothy P. Boyle(7)	454,661	2.7%
David J. Mickelson(8)	180,500	1.1%
Terry E. Michaelson(4)(9)	46,808	*
David R. Lord(10)	18,073	*
John D. Rogers, Jr.(11)	16,800	*
Jay T. Caldwell	—	*
Andrew R. Goeler	—	*
Kevin R. Kelly	—	*
Timothy G. McFall	—	*
V. Sebastian Pastore	—	*
Anthony J. Short	—	*
Martin J. Wall, IV	—	*
All executive officers and directors as a group (15 individuals)(12)	2,672,069	15.8%

*	Less than 1%

(1)	Includes shares of common stock subject to options currently exercisable or exercisable within 60 days of February 29, 2008. Shares subject to an option are not deemed outstanding for purposes of computing the percentage ownership of any person other than the person holding the option.

(2)	The business address of Busch Investment Corporation is 1220 N. Market Street, Suite 606, Wilmington, Delaware 19801.

(3)	The business address of Kurt Widmer is 929 N. Russell, Portland, Oregon 97227. Includes 38,867 shares that will be held by Mr. Widmer’s spouse.

(4)	Messrs. Kurt and Rob Widmer each will transfer 6,800 shares of Widmer common stock to Mr. Michaelson prior to the closing of the merger, if the merger closes on or before July 31, 2008. These shares will be exchanged for a total of 29,309 shares of Redhook common stock upon closing of the merger.

(5)	The business address of Mr. Robert Widmer is 929 N. Russell, Portland, Oregon 97227. Includes 13,279 shares that will be held by Mr. Widmer’s spouse.

(6)	The business address of Ms. Maier-Lenz is Schavinsland Str. 85, 0-79100 Freiburg, Germany. Includes 61,407 common shares that will be held by the children of Ms. Maier-Lenz.

(7)	Includes 1,818 shares that will be held by Mr. Boyle’s daughter, as to which Mr. Boyle disclaims beneficial ownership.

(8)	Includes 133,500 shares subject to options.

(9)	Pursuant to a consulting agreement between Mr. Michaelson and Widmer, Mr. Michaelson will be compensated $288,000 and granted 8,120 shares of Widmer common stock, which will be exchanged for 17,499 shares of Redhook common stock upon closing of the merger, if the merger closes on or before July 31, 2008. The cash compensation and stock issuance will occur immediately prior to the closing of the merger.

(10)	Includes 12,000 shares subject to options.

(11)	Includes 8,000 shares subject to options. Also includes 3,000 shares held by Mr. Roger’s spouse.

(12)	Includes 153,500 shares subject to options.

LEGAL MATTERS

Riddell Williams PS, Seattle, Washington, will pass upon the validity of the Redhook common stock offered by this joint proxy statement/prospectus.

EXPERTS

Moss Adams LLP, independent registered public accounting firm, has audited the Redhook financial statements and Craft Brands financial statements included in the Redhook Annual Report on Form 10-K, as amended, for the year ended December 31, 2007, as set forth in their reports, which are incorporated by reference in this joint proxy statement/prospectus. The financial statements of Redhook and Craft Brands are incorporated by reference in reliance on Moss Adams LLP’s reports, given on their authority as experts in accounting and auditing.

Moss Adams LLP, independent public accounting firm, has also audited the consolidated financial statements of Widmer at December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, included in this joint proxy statement/prospectus, as set forth in their report, appearing elsewhere herein. These consolidated financial statements of Widmer are included in this joint proxy statement/prospectus in reliance on Moss Adams LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Redhook is a reporting company and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Redhook files with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Redhook’s Securities and Exchange Commission filings are available at this website.

As of the date of this joint proxy statement/prospectus, Redhook has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Redhook common stock that Redhook will issue to Widmer security holders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Redhook, as well as a proxy statement of Redhook and Widmer for their respective shareholder meetings. As permitted by Securities and Exchange Commission rules, this joint proxy statement/prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to Redhook, Widmer and the securities being offered under this joint proxy statement/prospectus, please refer to the registration statement and the exhibits filed as a part of the registration statement.

The Securities and Exchange Commission allows Redhook to “incorporate by reference” information that it files into its registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, which means that Redhook can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus. Information in this joint proxy statement/prospectus supersedes information incorporated by reference that Redhook filed with the Securities and Exchange Commission prior to the date of this joint proxy statement/prospectus, while information that Redhook files later with the Securities and Exchange Commission will automatically update and supersede the information in this joint proxy statement/prospectus. Redhook incorporates by reference into this registration statement and joint proxy statement/prospectus the documents listed below, and any future filings it will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus but prior to the date of the Redhook annual meeting (other than Current Reports on Form 8-K or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Amendment No. 4 to Redhook’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on May 12, 2008 (a copy of which accompanies this joint proxy statement/prospectus);

•	Redhook’s Current Reports on Form 8-K filed on January 7, 2008, February 12, 2008, February 19, 2008, February 25, 2008 and April 1, 2008; and

•	The description of Redhook’s common stock contained in Redhook’s Registration Statement on Form 8-A filed on August 1, 1995, including any amendment or reports filed for the purpose of updating that description.

You may obtain copies of any or all of the documents that have been incorporated by reference in this joint proxy statement/prospectus, without charge, by requesting them from Redhook. Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this joint proxy statement/prospectus.

Redhook has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Redhook, and Widmer has supplied all such information relating to Widmer.

If you would like to request documents from Redhook or Widmer, please send a request in writing or by telephone to either Redhook or Widmer at the following address:

Redhook Ale Brewery, Incorporated	Widmer Brothers Brewing Company
14300 NE 145th Street, Suite 210	929 North Russell
Woodinville, WA 98072-6950	Portland, OR 97227
Tel: (425) 483-3232	Tel: (503) 331-7224
Attn: Investor Relations	Attn: Investor Relations

In order to obtain timely delivery of such documents, you must request the documents no later than five business days prior to the date of the Redhook or Widmer shareholders meeting, as applicable, and so must request such documents no later than June 17, 2008.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the Redhook proposals and the Widmer proposal. Neither Redhook nor Widmer has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated May 13, 2008. You should not assume that the information contained or incorporated by reference in the joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of Redhook common stock in the merger shall create any implication to the contrary.

Information on Redhook’s Website

Redhook maintains a website at www.redhook.com. Information contained in or accessible through Redhook’s website does not constitute part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in or incorporated by reference in this joint proxy statement/prospectus.

Information on Widmer’s Website

Widmer maintains a website at www.widmer.com. Information contained in or accessible through Widmer’s website does not constitute part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in this joint proxy statement/prospectus.

Trademark Notice

Redhook, Redhook’s logos and all other Redhook product and service names are registered trademarks or trademarks of Redhook in the U.S. and in other select countries. Widmer, the Widmer logos and all other Widmer product and service names are registered trademarks or trademarks of Widmer in the U.S. and in other select countries. “®” and “tm” indicate U.S. registration and U.S. trademark, respectively. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY
INDEPENDENT AUDITORS’ REPORT
and
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 and 2005

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Widmer Brothers Brewing Company and Subsidiary

We have audited the accompanying consolidated balance sheets of Widmer Brothers Brewing Company and Subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Widmer Brothers Brewing Company and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As stated in Note 2 to the financial statements, Widmer Brothers Brewing Company and Subsidiary restated its 2006 and 2005 financial statements.

Seattle, Washington
May 1, 2008

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006

ASSETS
ASSETS
Current assets
Cash and cash equivalents	$1,421,455	$299,926
Trade accounts receivable, less allowance for doubtful accounts of $50,000 in 2007 and $41,000 in 2006	9,681,497	6,600,171
Inventories, net	2,693,882	3,906,442
Income taxes receivable	854,613	377,796
Deferred income taxes	—	42,530
Prepaid expenses	314,987	1,325,455

Total current assets	14,966,434	12,552,320
Property, Equipment and Leasehold Improvements, net	44,659,329	29,104,154
Equity Investments	4,172,779	3,849,253
Intangibles and other assets, net	995,182	1,045,894

TOTAL ASSETS	$64,793,724	$46,551,621

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	$11,296,074	$9,269,824
Bank debt	1,075,620	1,120,000
Deposits	2,085,746	1,106,508

Total current liabilities	14,457,440	11,496,332
Long Term liabilities
Bank debt	21,319,694	6,476,667
Fair value of derivative instrument	160,862	—
Deferred income taxes	4,301,331	4,313,174

	40,239,327	22,286,173

Contingencies and Commitments (Note 15)
Minority Interest	415,694	127,657

STOCKHOLDERS’ EQUITY
Common stock	15,463,367	15,463,367
Preferred stock	150,000	150,000
Retained earnings	8,525,336	8,524,424

	24,138,703	24,137,791

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$64,793,724	$46,551,621

See accompanying notes.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2007	2006	2005
		Restated	Restated

SALES	$77,734,152	$63,598,644	$55,017,048
Less excise taxes	2,507,353	3,223,679	3,193,505

Net sales	75,226,799	60,374,965	51,823,543
COST OF SALES	51,868,498	38,686,211	29,793,222

Gross profit	23,358,301	21,688,754	22,030,321
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	18,185,614	14,650,652	14,130,328
MERGER COSTS	1,553,845	—	—
GAIN (LOSS) ON SALE OF EQUIPMENT	(327)	(353,703)	175

Income from operations	3,618,515	6,684,399	7,900,168

OTHER INCOME (EXPENSE)
Interest expense, net	(707,331)	(178,084)	(432,676)
Other income (expense), net	(83,867)	20,641	(12,904)
Income from equity method investments	382,366	295,393	—

Total other income (expense)	(408,832)	137,950	(445,580)

Income before provision for income taxes and minority interest	3,209,683	6,822,349	7,454,588
PROVISION FOR INCOME TAXES	382,845	1,267,516	1,599,170

INCOME BEFORE MINORITY INTEREST	2,826,838	5,554,833	5,855,418
MINORITY INTEREST	(2,825,927)	(2,655,248)	(2,391,936)

NET INCOME	$911	$2,899,585	$3,463,482

See accompanying notes.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2007	2006	2005

NET INCOME	$911	$2,899,585	$3,463,282
OTHER COMPREHENSIVE INCOME
Adjustment for fair value of interest rate swap, net of reclassification and income tax expense of $77,000 in 2005	—	—	68,775

COMPREHENSIVE INCOME	$911	$2,899,585	$3,532,057

See accompanying notes.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Series D
	No Par Value		Preferred Stock		Retained	Accumulated
	25,000,000 Shares		$.01 Par Value		Earnings	Other
	Authorized		78,155 Shares Authorized		(Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Deficit)	Income (Loss)	Total

BALANCE, December 31, 2004	3,793,605	$15,463,367	78,155	$150,000	$2,261,558	$(39,401)	$17,835,524
Unrealized gain on interest rate swap	—	—	—	—	—	68,775	68,775
Distributions	—	—	—	—	(100,000)	—	(100,000)
Net income	—	—	—	—	3,463,282	—	3,463,282

BALANCE, December 31, 2005	3,793,605	15,463,367	78,155	150,000	5,624,840	29,374	21,267,581
Realized loss on interest rate swap	—	—	—	—	—	(29,374)	(29,374)
Net income	—	—	—	—	2,899,585	—	2,899,585

BALANCE, December 31, 2006	3,793,605	15,463,367	78,155	150,000	8,524,425	—	24,137,792
Net income					911	—	911

BALANCE, December 31, 2007	3,793,605	$15,463,367	78,155	$150,000	$8,525,336	$—	$24,138,703

See accompanying notes.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$911	$2,899,585	$3,463,282
Adjustments to reconcile net income to net cash from operating activities
Depreciation	2,152,372	1,884,476	1,757,265
Amortization	24,699	24,673	18,917
(Gain) loss on sale of equipment	327	353,703	(175)
Income from equity method investments	(323,526)	(157,321)	—
Deferred income taxes	30,687	(461,548)	954,522
Fair value of derivative instrument	160,862	—	—
Minority interest	2,825,927	2,655,248	2,391,936
Changes in operating assets and liabilities
Trade accounts receivable, net	(3,081,326)	(2,702,506)	(1,449,472)
Inventories	1,212,560	(1,582,762)	(227,818)
Prepaid expenses	1,010,468	(824,129)	(175,827)
Accounts payable and accrued expenses	2,026,250	3,238,135	1,001,067
Income taxes receivable/payable	(476,817)	(1,006,727)	(97,246)
Deposits	979,238	150,395	28,242

Net cash from operating activities	6,542,632	4,471,222	7,664,693

CASH FLOWS USED IN INVESTING ACTIVITIES
Additions to property, equipment and leasehold improvements	(17,707,874)	(4,025,978)	(1,323,258)
Equity investments, net	—	(3,541,932)	—
Other assets, net	26,013	(110,000)	—

Net cash used in investing activities	(17,681,861)	(7,677,910)	(1,323,258)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayments under bank debt	(5,864,685)	(2,320,000)	(10,584,191)
Borrowings under bank debt	20,663,333	6,500,000	6,546,250
Minority interest distributions	(2,537,890)	(2,620,498)	(2,492,088)
Distributions	—	—	(100,000)

Net cash from (used in) financing activities	12,260,758	1,559,502	(6,630,029)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,121,529	(1,647,186)	(288,594)
CASH AND CASH EQUIVALENTS
Beginning of year	299,926	1,947,112	2,235,706

End of year	$1,421,455	$299,926	$1,947,112

See accompanying notes.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	ORGANIZATION

Organization — The accompanying financial statements include the accounts of Widmer Brothers Brewing Company (“Widmer”) and its 50% joint venture, Craft Brands Alliance LLC (“Craft Brands” or “CBA”), which are collectively referred to herein as the “Company.” Widmer was incorporated in Oregon in 1984 and produces malt beverages at its production facilities in Portland, Oregon. In 1995, the Company opened the Gasthaus restaurant adjacent to the production facilities. The Company’s draft and bottled malt beverages are sold to distributors in 14 states with sales of 67%, 74% and 75% occurring in Oregon, California and Washington for the years ended December 31, 2007, 2006 and 2005, respectively.

In July 2004, the Company entered into agreements with Redhook Ale Brewery, Incorporated (“Redhook”) with respect to the creation and operation of the joint venture, Craft Brands. Pursuant to the Craft Brands Master Distribution Agreement, (“Craft Brands Distribution Agreement”), Redhook and Widmer manufacture and sell products to Craft Brands at a price substantially below wholesale pricing levels. Craft Brands then advertises, markets, sells and distributes products to wholesale outlets in the western United States pursuant to a Master Distributor Agreement with Anheuser-Busch, Inc (“A-B”), (“A-B Distribution Agreement”).

Concurrent with the Craft Brands Distribution Agreement, the Company also entered into a Master Distributor Agreement with A-B to sell directly to the A-B wholesale network in the State of Washington. Under the terms of these agreements, the Company has granted A-B the exclusive right to serve as the master distributor for the Company’s products.

The A-B Distribution agreement remains in effect until December 31, 2014 and renews automatically for an additional 10-year period unless terminated by either party upon at least 6 months prior written notice. In addition, A-B may terminate the agreement at any time upon 90 days to six months prior written notice in the event of certain changes in Company ownership or incompatible conduct on the part of the Company.

In 2004, the Company converted 1,404,398 shares of its preferred stock held by A-B into common stock, bringing A-B’s ownership to 1,534,655 common shares. This represented 39.5% of the outstanding common shares on July 1, 2004. There have been no other sales of equity interests to A-B since that date.

Redhook Merger Agreement — In January 2007, the Company entered into preliminary discussions with Redhook regarding the possibility of combining the companies. On November 13, 2007, the Company and Redhook entered into an Agreement and Plan of Merger (“Merger Agreement”). The Merger Agreement includes a number of conditions to closing, including, but not limited to, approval by the shareholders of both Redhook and Widmer, that must be satisfied or waived in order for merger to be completed. Pursuant to the proposed terms of the Merger Agreement, Redhook will be the surviving corporation in the merger. It is anticipated the merger will close during 2008.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of presentation — The accompanying consolidated financial statements include the accounts of Widmer and its 50% joint venture, Craft Brands. All significant intercompany amounts have been eliminated in these consolidated financial statements. In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, a revision to Interpretation No. 46 (“FIN 46”). FIN 46R clarifies the application of consolidation accounting for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest; these entities are referred to as “variable interest entities.” Variable interest entities within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

returns, or both. FIN 46R also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. The Company has assessed Craft Brands under the provisions of FIN 46R and has concluded that it meets the definition of a variable interest entity and that Widmer is the primary beneficiary. Accordingly, Widmer has consolidated Craft Brands.

Cash equivalents — All highly liquid investment instruments with a remaining maturity of three months or less when purchased are considered to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Inventories — Inventories are stated at the lower of cost or market. Finished goods are stated at standard cost, which approximates the first-in, first-out (“FIFO”) method, except for certain supplies and merchandise held for sale, which are based on the average cost method and are stated at the lower of cost or market. During 2007, the Company reevaluated the future utility of promotional inventory items and wrote down inventory by recording a lower of cost or market charge of $687,000. The write-down of inventory to the lower of cost or market creates a new cost basis that subsequently would not be marked up based on changes in underlying facts and circumstances.

Property, equipment and leasehold improvements — Property, equipment and leasehold improvements are stated at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from 5 to 20 years for equipment and from 10 to 32 years for leasehold improvements. Expenditures for repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Upon disposal of equipment and leasehold improvements, the accounts are relieved of the costs and related accumulated depreciation, and resulting gains or losses are reflected in operations.

Property, plant and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Disposal of Long-Lived Assets. The Company assesses impairment of property, plant and equipment whenever events or changes in circumstances indicate the carrying values of the assets may not be recoverable.

Intangibles and other assets — Intangibles and other assets include trademark costs, deferred financing fees, and expenditures related to glass molds.

Trademarks have a value of $896,000 at each of December 31, 2007 and 2006 and represent the costs of acquiring the Widmer trade name and trademark. The Company’s trademarks have been deemed to have an indefinite life and accordingly, are not amortized but reviewed for loss impairment under the guidance of SFAS No. 142, Goodwill and Other Intangible Assets (“FAS 142”). The Company has had no impairment charges in the years ended December 31, 2007, 2006 or 2005.

Other assets include deferred financing fees which are stated at cost and amortized over the life of the debt using the straight-line method. Deferred financing fees totaled $63,000 and $48,000 with related accumulated amortization of $1,300 and $73,715 at December 31, 2007 and 2006, respectively. See Note 9.

Expenditures related to glass molds represent costs incurred to create proprietary bottle molds. In 2006, the Company invested in two new glassware molds for $110,000. One of the glassware molds was refunded by the vendor in 2007 as a part of the initial agreement. During 2007, the $60,000 investment was returned and $5,000 in amortization expense reversed. Glassware molds are amortized using the straight-line method over five years. Glassware molds totaled $37,000 and $103,000 with related accumulated amortization of $13,300 and $7,300 as of December 31, 2007 and 2006, respectively.

Use of estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions that are believed to be reasonable under the circumstances at the time. Actual results could differ from those estimates under different assumptions or conditions.

Fair value of financial instruments — The recorded value of the Company’s financial instruments is considered to approximate the fair value of the instruments, in all material respects, because the Company’s receivables and payables are recorded at amounts expected to be realized and paid, and the Company’s debt obligations bear interest at rates which approximate the current rates for financial instruments with a similar degree of risk and duration.

Comprehensive income — The Company accounts for comprehensive income under SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of elements of comprehensive income, including foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, deferred gains and losses on unrealized derivative hedge transactions, and minimum pension liability adjustments.

Derivative instruments and hedging activities — The Company has adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that all derivatives be recognized at fair value in the consolidated balance sheet, and that the corresponding gains or losses be reported either in the consolidated statement of income or as a component of comprehensive income, depending on whether the instrument meets the criteria to apply hedge accounting.

Derivative financial instruments are utilized by the Company to reduce interest rate risk. The counterparties to derivative transactions are major financial institutions, which the Company believes to be of low credit risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Revenue recognition — Revenue from product sales reflected in the consolidated statements of income is comprised of sales of Widmer Redhook and Kona Product. The Company recognizes revenue from product sales, net of excise taxes, discounts and certain fees the Company must pay related to such sales, when the products are shipped to customers. Although title and risk of loss do not transfer until delivery of the Company’s products to A-B, or the A-B distributor, the Company recognizes revenue upon shipment rather than when title passes because the time between shipment and delivery is short and product damage claims and returns are immaterial. The Company recognizes revenue from fees earned in connection with the licensing agreement with Redhook when the Widmer Hefeweizen product is shipped by Redhook to the customer. The Company recognizes revenue on retail sales at the time of sale. The Company recognizes revenue from events at the time of the event.

The Company has two revenue sources with respect to its relationship with Kona Brewery LLC (“Kona”) — the sale and distribution of Kona product through the A-B distribution network, and an alternating proprietorship arrangement. The Company recognizes revenue in connection with an alternating proprietorship arrangement with Kona, whereby the Company’s facility is leased by Kona for its use in brewing Kona products. Revenue is recognized by the Company at two points during the production process: (1) upon completion of the brewing process, the Company recognizes a contractually-determined fee computed on the number of barrels produced; (2) upon packaging the product, the Company recognizes a contractually-determined fee computed on the number of barrels packaged. Under a distribution arrangement, the Company purchases the product from Kona and recognizes revenue when the product is shipped to A-B or the A-B distributor.

Excise taxes — The federal government levies excise taxes on the sale of alcoholic beverages, including beer. For brewers producing less than 2.0 million barrels of beer per calendar year, the federal excise tax is $7 per barrel on the first 60,000 barrels of beer removed for consumption or sale during a calendar year, and $18 per barrel for each barrel in excess of 60,000. Individual states also impose excise taxes on alcoholic beverages in varying amounts. Sales as presented in the Company’s statements of operations reflect the amount invoiced to the Company’s wholesalers and other customers. Excise taxes due to federal and state

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agencies are not collected from the Company’s customers, but rather are the responsibility of the Company. Net sales, as presented in the Company’s statements of operations, are reduced by applicable federal and state excise taxes. When the Company purchases products under contract brewing arrangements, the excise tax is a component of inventory costs.

Shipping and handling costs — Costs incurred for the shipping of finished goods are included in cost of sales in the Company’s statements of operations.

Income taxes — The Company records federal and state income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, whereby deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities as well as for tax net operating loss and credit carry forwards. These deferred tax assets and liabilities are measured under the provisions of the currently enacted tax laws. The Company will establish a valuation allowance if it is more likely than not that these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain.

Restatement — During 2007, the Company identified errors in the presentation on the statements of income attributed to the Company’s policy for recording sales incurred in Washington state under the Craft Brands Operating Agreement, customer payments for estimated freight costs, and the incorrect classification of royalty income and expense transactions. The errors had no impact on previously reported net income or cash flows.

Under the Craft Brands Operating Agreement, the Company receives a fee equal to the margin on sales within the state of Washington. Previously, the Company had recorded the receipts as both a sale and cost of sale transaction. The Company has reviewed this presentation under the guidelines of Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and determined that a net presentation of the fees received is appropriate. Accordingly, sales and cost of sales have each been reduced by $10,430,000 and $9,997,000, respectively in 2006 and 2005.

An error in the classification of customer payments received by the Company for estimated freight costs resulted in a $391,000 increase in 2006 sales and cost of sales. The Company had previously recorded these payments as an offset to actual freight costs incurred. Errors in the classification of royalty income earned by the Company under a licensing agreement and royalty costs paid under a separate licensing agreement resulted in an increase to 2006 and 2005 sales of $447,000 and $373,000, respectively, and increased 2006 and 2005 cost of sales by $358,000 and $284,000, respectively. These royalty transactions had been presented on a net basis and as a component of other income in prior years. These restatements had no impact on the Company’s reported net operating results.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the errors follows:

	2006
	As Previously
	Reported	Correction	As Restated

Consolidated Statements of Income:
Sales	$73,190,734	$(9,592,090)	$63,598,644
Cost of Sales	48,367,622	(9,681,411)	38,686,211
Other Income (expense)	$227,271	$(89,321)	$137,950

	2005
	As Previously
	Reported	Correction	As Restated

Consolidated Statements of Income:
Sales	$64,641,175	$(9,624,127)	$55,017,048
Cost of Sales	39,506,606	(9,713,384)	29,793,222
Other Income (expense)	$(356,523)	$(89,057)	$(445,580)

NOTE 3 —	EQUITY INVESTMENTS

The Company is a 42% equity owner of Fulton Street Brewery, LLC (“FSB”). In accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (APB No. 18), the Company accounts for this investment using the equity method. The Company’s investment in FSB was $3,837,265 and $3,579,075 at December 31, 2007 and 2006, respectively. The Company’s portion of equity reported on FSB’s financial statement was $1,835,536 and $1,576,464 at December 31, 2007 and 2006, respectively. The difference between the carrying value of the equity investment and the Company’s amount of underlying equity in the net assets of the investee is considered equity method goodwill and is not amortized but rather reviewed for impairment.

The Company is a 20% equity owner in Kona. In accordance with APB No. 18, the Company accounts for this investment using the equity method. The Company’s investment in Kona was $335,514 and $270,178 at December 31, 2007 and 2006, respectively. The investment in Kona is not considered significant to the financial position or results of operations of the Company.

Condensed financial statement information at December 31, 2007 and 2006 for FSB is as follows:

	Fulton Street Brewery
	2007	2006

Assets	$7,864,869	$6,243,648

Liabilities	$3,467,536	$2,490,162

Equity	$4,370,325	$3,753,486

Revenue	$15,419,368	$3,063,833

Expense	$14,802,528	$2,875,550

NOTE 4 —	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, (“FIN No. 48”). FIN No. 48 clarifies the accounting and disclosure requirements for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. The interpretation prescribes the minimum recognition threshold and measurement attribute

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

required to be met before a tax position that has been taken or is expected to be taken is recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition, and clearly excludes uncertainty in income taxes from guidance prescribed by FASB No. 5, Accounting for Contingencies. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. This pronouncement was deferred for privately held companies in November 2007. It is anticipated that when the Company adopts FIN 48, it will not have a significant impact on the Company’s financial statements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 but early adoption is permitted. The Company is currently evaluating the requirements and impact, if any, of SFAS No. 159 and has not yet determined the impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R), which replaces SFAS No. 141, Business Combinations, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141(R) also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this statement. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company is currently evaluating the impact that SFAS No. 141(R) would have on the proposed merger with Redhook and has not yet determined the impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. SFAS No. 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impact that SFAS No. 160 would have the proposed merger with Redhook and has not yet determined the impact on the Company’s financial statements.

In December 2007, the Emerging Issues Tax Force (“EITF”) of the FASB reached a consensus on issue No. 07-1, Accounting for Collaborative Arrangements. The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF No. 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement balances related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under EITF No. 07-1 applies to the entire collaborative agreement. EITF No. 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. The Company does not expect this will have a significant impact on the financial statements of the Company.

NOTE 5 —	CRAFT BRANDS ALLIANCE

On July 1, 2004, the Company entered into a definitive agreement with Redhook with respect to the operating activities of the joint venture, Craft Brands. Widmer and Redhook separately entered into a supply, distribution and licensing agreement with Craft Brands pursuant to which Craft Brands purchases products from each and advertises, markets, sells and distributes these products in the western United States. Widmer and Redhook also entered into a restated operating agreement with Craft Brands (the “Operating Agreement”) that governs the operations of Craft Brands and the obligations of its members. As noted above, the financial results of Craft Brands are consolidated with those of Widmer in accordance with FIN 46R and all intercompany transactions have been eliminated in the accompanying financial statements.

The Operating Agreement addresses the allocation of profits and losses of Craft Brands. The profits and losses of Craft Brands are allocated between Widmer and Redhook based on the cash flow percentages of 58% and 42%, respectively. Net cash flow, if any, will generally be distributed monthly based upon the cash flow percentages. No distribution will be made unless, after the distribution is made, the assets of Craft Brands will be in excess of its liabilities, with the exception of liabilities to members, and Craft Brands will be able to pay its debts as they become due in the ordinary course of business.

The Operating Agreement requires a sales and marketing contribution in 2009 if the volume of sales of Redhook or Widmer products in 2008, within defined territories, is less than 92% of the volume of sales of Redhook or Widmer products in 2003, within the same territories. These terms are included in an amendment to the Operating Agreement that the Company executed in February 2008. See Note 17. The capital contribution cannot exceed $750,000 for Widmer and $310,000 for Redhook. The Operating Agreement also obligates the Company and Redhook to make other additional capital contributions only upon the request and consent of the Craft Brands Board of Directors. To the extent cash flow from operations and borrowings from financial institutions is not sufficient for Craft Brands to meet its obligations, Widmer and Redhook are obligated to lend to Craft Brands the funds the President of Craft Brands deems necessary to meet such obligations.

Included in the accompanying financial statements of the Company are Craft Brands assets totaling $8,147,304 in 2007 and $6,976,019 in 2006, less intercompany eliminations of $2,966,914 and $1,703,088 in 2007 and 2006, respectively.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 —	RELATED PARTY TRANSACTIONS

The Company has identified related party transactions with four entities as described below.

A-B

For the year ended December 31, 2007, sales to A-B through the A-B Distribution Agreement represented 76% of total sales, or $59,437,000. For the year ended December 31, 2006, sales to A-B through the A-B Distribution Agreement represented 82% of total sales or $51,972,000. For the year ended December 31, 2005, sales to A-B through the A-B Distribution Agreement represented 80% of total sales, or $44,207,000. A-B is considered to be the Company’s major customer.

As part of the A-B Distribution Agreement, the Company paid a margin fee to A-B based on per barrel shipped through the A-B distribution network. The margin fee does not apply to sales in the Company’s retail operations or to dock sales. The distribution agreement also provides that the Company will pay an additional fee on shipments that exceed the volume of shipments in the same geographical areas as in 2003, the base year. This fee is an additional or incremental margin fee. For the years ended December 31, 2007, 2006 and 2005, the margin fee was paid to A-B on shipments totaling 435,000, 404,000, and 360,000 barrels to 207, 188, and 151 distribution points, respectively. As shipments of product have increased from the 2003 volumes, the Company also paid an incremental margin fee on 114,000, 81,000, and 38,000 barrels in the three years ended December 31, 2007, 2006 and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005, the Company paid a total of $4,080,000, $3,498,000, and $2,868,000, respectively, related to the margin and incremental margin. The margin and incremental margin are reflected as a reduction of sales in the Company’s consolidated statements of operations.

In connection with all sales through the A-B Distribution Agreement, the Company also paid fees to A-B related to administration and handling, invoicing costs, staging costs, and inventory manager fees which are reflected in cost of sales in the Company’s statements of operations. These fees collectively totaled $155,000, $161,000 and $118,000 for the three years ended December 31, 2007, 2006 and 2005, respectively.

In certain instances, the Company may ship its product to A-B wholesaler support centers rather than directly to the wholesaler. Wholesaler support centers assist the Company by consolidating small wholesaler orders with orders of other A-B products prior to shipping to the wholesaler. A wholesaler support center fee of $165,000, $126,000 and $0 is reflected in the Company’s statements of operations for the years ended December 31, 2007, 2006, 2005, respectively

The Company purchased certain materials through A-B totaling $6,915,000, $6,516,000 and $4,727,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company entered into an agreement with A-B during 2007 in connection with a contract brewing arrangement. During 2007 the Company paid A-B $651,000 for services and $241,000 for equipment related to this arrangement.

The net amount due to A-B was $4,138,000 and $2,692,000 as of December 31, 2007 and 2006.

Redhook

In 2003, the Company entered into a licensing agreement with Redhook to produce and sell the Widmer Hefeweizen brand in states east of the Mississippi River. In March 2005, the Widmer Hefeweizen distribution territory was expanded to include all of the midwest and eastern markets. Brewing of this product is conducted at Redhook’s New Hampshire Brewery under the supervision and assistance of the Company’s brewing staff to insure brand quality and matching taste profile. The term of this agreement originally expired February 1, 2008 with an additional one-year automatic renewal unless either party notifies the other of its desire to have the term expire at the end of the then existing term at least 150 days prior to such expiration. The agreement was automatically renewed for a one year term in February 2008. See Note 17. The agreement may be

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terminated by either party at any time without cause pursuant to 150 days notice or for cause by either party under certain conditions. Additionally, the Company entered into an agreement with Redhook providing that if the Company terminates the licensing agreement or causes it to expire before December 31, 2009, the Company will be required to pay Redhook a lump sum payment to partially compensate Redhook for capital equipment expenditures made at the New Hampshire Brewery to support the Company’s growth. During the term of these agreements, Redhook will not brew, advertise, market, or distribute any product that is labeled or advertised as a “Hefeweizen” or any similar product in the agreed upon midwest and eastern territory. Brewing and selling of Redhook’s Hefe-weizen was discontinued in conjunction with this agreement. Under the terms of the agreement, the Company recognized licensing fee income of $432,000, $436,000 and $376,000 for the three years ended December 31, 2007, 2006 and 2005, respectively. The licensing fees are included in the Company’s statements of operations as sales.

In connection with a contract brewing arrangement between the Company and Redhook, Redhook produced 81,900, 43,000 and 8,900 barrels of Widmer beer during the years ended December 31, 2007, 2006 and 2005, respectively. Widmer’s payments under these contract brewing arrangements totaled $7,363,000, $3,264,000 and $781,000 during the years ended December 31, 2007, 2006 and 2005, respectively. Pursuant to Redhook’s agreement with Craft Brands, if shipments of Redhook’s products in the western United States decrease, as compared to the previous year’s shipments, Redhook will have the right to brew the Company’s products in an amount equal to the lower of (i) the Redhook’s product shipment decrease or (ii) the Company’s product shipment increase. The contract brewing arrangement with Redhook expired December 31, 2007. A new 2008 agreement with Redhook to continue contract brewing was executed in February 2008. See Note 17.

Pursuant to the Company’s distribution agreement with Redhook through its subsidiary, Craft Brands, the Company purchases product from Redhook for distribution. During each of the three years ended December 31, 2007, 2006 and 2005, the Company purchased 121,900 barrels, 122,600 barrels, and 126,500 barrels, respectively, of Redhook product.

Pursuant to the Company’s distribution agreement with Redhook through its subsidiary, Craft Brands, the Company receives a fee from Redhook equal to the margin on Redhook’s product sales in the state of Washington. The amounts received from Redhook under this agreement totaled $4,380,000, $3,915,000 and $3,715,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

The net amount due to Redhook was $302,000 and $484,000 as of December 31, 2007 and 2006.

Kona

The Company entered into an updated Alternating Proprietorship Agreement in September 2007 with Kona. The new agreement expires in December 2014 and provides for automatic renewals as well as termination rights for each party. This brewing arrangement, initially established in 2003, allows Kona to manufacture Kona products at the Company’s brewery for which Kona pays a fee. Kona produced 53,100, 36,500 and 25,900 barrels of product during the years ended December 31, 2007, 2006 and 2005, respectively, for which the Company earned fees of $6,642,000, $3,791,000, and $2,710,000 in each of those years.

Pursuant to the Company’s distribution agreement with Kona, through its subsidiary, Craft Brands, the Company purchases product from Kona for distribution. During the years ended December 31, 2007, 2006 and 2005, the Company purchased product for which it paid $7,809,000, $6,276,000, and $4,832,000, respectively.

The Company has a licensing agreement with Kona to represent the Kona brand on the Continental United States. For this right, the Company paid Kona royalty fees of $478,000, $354,000 and $272,000 in the years ended December 31, 2007, 2006 and 2005, respectively. The licensing fees are included in the Company’s statements of operations as cost of sales.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to the Company’s distribution agreement with Kona through its subsidiary, Craft Brands, the Company receives a fee from Kona equal to the margin on Kona’s product sales in the state of Washington. The amounts received from Kona under this agreement totaled $372,000, $203,000 and $170,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company and Kona provide certain administrative services for each other. The net payments for these services totaled $59,000, $60,000 and $76,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The net amount due from Kona was $676,000 and $2,000 as of December 31, 2007 and 2006.

Certain Stockholders

The Company leases certain real property and equipment from two LLCs of which certain stockholders are members. The leased properties are utilized by the Company for normal operating activities, including its corporate office and restaurant locations. These operating leases expire in years 2017 through 2034. The Company paid rent under the leases in the amounts of $109,000, $106,000 and $99,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

In December 2007, the Company entered into a five year line of credit facility with a bank. See Note 9. The facility is secured by the Company’s assets as well as by certain real property owned by one of the LLC(s). The LLC has granted a deed of trust as collateral and is a party to the debt agreement as a grantor. The property is used by the Company in normal operating activities. There were no amounts owing to or from the LLCs as of December 31, 2007 and 2006.

Although the Company owns a 42% equity ownership in Fulton Street Brewery, see Note 3, there are no related party transactions between FSB and the Company.

NOTE 7 —	INVENTORIES

Inventories consist of the following:

	2007	2006

Merchandise held for sale	$1,104,188	$1,979,122
Raw materials and supplies	836,430	1,106,733
Beer in tanks	314,021	416,941
Draft malt beverages	48,633	42,264
Bottled malt beverages	363,411	332,257
Gasthaus inventory	27,199	29,125

	$2,693,882	$3,906,442

Merchandise held for sale is net of an inventory allowance reserve of $52,000.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 —	PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements consist of the following:

	2007	2006

Properties and equipment
Buildings	$10,796,459	$10,796,459
Brewing and packaging equipment	19,261,417	18,547,805
Kegs	7,259,467	6,106,839
Office and data processing equipment	2,449,492	335,031
Delivery vehicles	38,477	18,215
Gasthaus equipment	624,030	364,078
Construction in progress	14,777,693	2,181,238

	55,207,035	38,349,665
Property improvements
Leasehold improvements — building	8,068,630	7,271,682
Land improvements	758,975	758,975

	64,034,640	46,380,322
Accumulated depreciation	(19,375,311)	(17,276,168)

	$44,659,329	$29,104,154

Construction in progress includes $326,000 and $108,000 of capitalized interest for interest paid under bank borrowings used to fund the brewery and corporate office expansion and remodel projects during the years ended December 31, 2007 and 2006, respectively.

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 —	DEBT

Debt is comprised of a line of credit facility, term notes payable and an equipment loan. All debt is collateralized by real and personal property. In addition, an LLC of which certain stockholders are members has granted a deed of trust covering real property owned by the LLC as additional collateral on the line of credit facility. See Note 6.

Debt balances as of December 31, 2007 and 2006 were as follows:

	2007	2006

Line of credit of up to $7,500,000 payable to bank, interest payable monthly at LIBOR plus a variable specified margin (1.50% at December 31, 2007, all-in rates ranging from 5.84% to 6.20% at December 31, 2007), maturing January 1, 2013.	$753,333	$—
Term note payable to bank, interest only payable January 2008 to August 2008 at LIBOR plus a variable specified margin (1.50% at December 31, 2007, all-in rates ranging from 5.94% to 6.51% at December 31, 2007), payable in monthly principal payments of $97,500 beginning September 2008, maturing August 1, 2018.	13,500,000	—
Equipment loan payable to bank, monthly payments of $119,020 beginning July 2007 and maturing June 2014, prepayment penalty until after fourth year of payments. Effective interest rate of 6.56%, secured by brewery equipment.	7,541,981	—
Term note payable to bank, at LIBOR plus a variable specified margin (1.50% at December 31, 2006, all-in rate of 6.82% at December 31, 2006), payable in monthly principal payments of $93,330, maturing August 1, 2009. Amounts fully repaid in December 2007.	—	6,996,667
Promissory note, dated July 1, 2005, payable to an individual lender in connection with the acquisition of commercial real estate. The note bears interest at a fixed rate of 24% per annum, subject to a one-time adjustment on July 1, 2010 to reflect the change in the consumer price index. Note matures on the earlier of the lender’s death and July 1, 2015. If the lender dies before July 1, 2010, lender is deemed to have died on July 1, 2010. Prepayment of the note is not allowed.	200,000	200,000
Promissory note, dated July 1, 2005, payable to an individual lender in connection with the acquisition of commercial real estate. The note bears interest at a fixed rate of 24% per annum, subject to a one-time adjustment on July 1, 2010 to reflect the change in the consumer price index. Note matures on the earlier of the lender’s death and July 1, 2015. If the lender dies before July 1, 2010, lender is deemed to have died on July 1, 2010. Prepayment of the note is not allowed.	200,000	200,000
Promissory note, dated July 1, 2005, payable to an individual lender in connection with the acquisition of commercial real estate. The note bears interest at a fixed rate of 24% per annum, subject to a one-time adjustment on July 1, 2010 to reflect the change in the consumer price index. Note matures on the earlier of the lender’s death and July 1, 2015. If the lender dies before July 1, 2010, lender is deemed to have died on July 1, 2010. Prepayment of the note is not allowed.	200,000	200,000

	22,395,314	7,596,667
Current portion of long term debt	1,075,620	1,120,000

Total debt, net of current portion	$21,319,694	$6,476,667

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future maturities of debt for the years ending December 31 are as follows:

2008	$1,075,620
2009	1,381,744
2010	1,473,660
2011	1,571,694
2012	1,676,255
Thereafter	15,216,341

$22,395,314

In conjunction with the Company’s debt refinancing in December 2007, the Company evaluated its financing costs and related debt pursuant to the guidelines set forth in EITF 96-16, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. The Company concluded that the prior debt has been “modified” rather than “extinguished” and therefore remaining loan costs associated with the prior debt will remain a deferred cost and amortized over the life of the new debt. New financing costs in 2007 totaled $33,987 comprised of $15,000 related to bank debt and $18,987 in fees related to a new equipment loan.

The bank agreements provide for certain financial covenants including a leverage ratio, a fixed charge ratio and certain limitations on capital expenditures. The agreements also provide for certain restrictions on dividends and stock repurchases. The Company is in compliance with all financial and operational covenants of the agreements as of December 31, 2007.

NOTE 10 —	DERIVATIVE FINANCIAL INSTRUMENTS

On November 1, 2007, the Company entered into a $7,000,000 notional amount interest rate swap to hedge its exposure to variability in expected future cash flows resulting from interest rate risk related to a portion of its bank debt. See Note 9. The contract requires the Company to pay interest at a fixed rate of 4.60% and receive interest at a floating rate of one month LIBOR and expires on November 1, 2010. Periodic cash settlements with the bank are recorded as a component of interest expense and the fair value of the instrument is reflected on the Company’s balance sheet.

As of December 31, 2007, the fair value of the interest rate swap was in a loss position of $161,000 and is reflected as a long term liability. The mark to market change in fair value is reflected as a component of other income and expense in the statements of operations. Cash settlements with the bank during 2007 totaled $29,000 and are recorded as a component of interest expense. As of December 31, 2007, the Company has also recorded a current receivable from the bank of $26,000.

The Company had outstanding interest rate swaps in 2006 and 2005 for notional amounts of $2,000,000 and $8,300,000, respectively. The contract for $2,000,000 had a fixed rate of 2.1% and expired July 2006. Contracts with an aggregate value of $8,300,000 had a fixed rate of 8.57% and expired June 2005.

NOTE 11 —	STOCKHOLDERS’ EQUITY AND SERIES D REDEEMABLE PREFERRED STOCK

The authorized capital stock of the Company is 25,000,000 shares of common stock and 78,155 shares of Series D preferred stock.

In 2003, the Company’s Board of Directors designated 78,155 shares of preferred stock as Series D preferred stock and the Company issued those shares to Kona in exchange for a 20% equity interest in Kona in the form of Class B Units. See Note 3. The Series D preferred stock has the same dividend rights as the Company’s common stock. The Series D preferred stock is not entitled to voting rights, except as otherwise provided by law. Redemption is required upon the receipt of notice from a holder of Series D preferred stock

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

following a “trigger event” which is defined as termination or expiration of specified agreements relating to Kona. Upon redemption, the Series D preferred stock would be redeemed in exchange for the Class B units in Kona held by the Company. Optional redemption may occur following a repurchase event involving the insolvency or bankruptcy or similar event relating to a holder of Series D preferred stock at a redemption price equal to the book value per Series D share. Optional redemption in exchange for class B units may also occur following a “trigger event” upon written notice to the Series D Preferred shareholders. If the proposed merger with Redhook is completed, the Series D preferred shares will be converted into Redhook common shares at the same exchange ratio as shares of Widmer common stock.

NOTE 12 —	INCOME TAXES

The provision for income taxes has been calculated in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of the liability method of computing deferred income taxes. The provision for income taxes is comprised of the following:

	2007	2006	2005

Current
Federal	$450,218	$1,502,735	$495,667
State and local	(98,061)	216,342	148,981

	352,157	1,719,077	644,648

Deferred
Federal	129,905	(144,853)	782,482
State and local	(99,217)	(306,708)	172,040

	30,688	(451,561)	954,522

	$382,845	$1,267,516	$1,599,170

Reconciliation of the statutory federal income tax to the Company’s effective tax is as follows:

	2007	2006	2005

Federal, at statutory rate	$1,226,286	$2,319,599	$2,534,492
Minority interest in consolidated subsidiary	(1,095,809)	(902,784)	(829,704)
State tax, net of federal benefit	(63,279)	131,601	273,519
Permanent differences	79,737	9,479	19,430
Capitalized transaction costs	235,278	—	—
Tax credits	—	(120,538)	—
Prior year corrections and true-ups	632	(169,841)	(398,567)

Total provision for income taxes	$382,845	$1,267,516	$1,599,170

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the net deferred tax liability at December 31, 2007 and 2006 are as follows:

	2007	2006

Assets
Long-term incentive	$154,328	$274,220
Other	285,372	42,530

	439,700	316,750

Liabilities
Property, equipment and leasehold improvements	4,285,737	4,141,728
Other	455,294	445,666

	4,741,031	4,587,394

	$(4,301,331)	$(4,270,644)

NOTE 13 —	RETIREMENT PLAN

The Company maintains a defined contribution plan for employees. Under the terms of the plan, participating employees may defer a portion of their gross wages. As of 2007, the Company contributes a discretionary match equal to 50% of the employee’s contributions up to a maximum of 6% of the employee’s gross wages paid in the prior year.

The Company match is at management’s discretion. Such contributions, which are funded currently, totaled $354,000, $260,000 and $240,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 14 —	SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental schedule of noncash investing and financing activities:

	2007	2006

Interest paid	$1,110,184	$311,015

Income taxes paid	$832,586	$2,735,791

Derivative instrument-interest rate swap income	$55,000	$29,374

NOTE 15 —	CONTINGENCIES AND COMMITMENTS

The Company has entered into various operating leases in the normal course of business. Under the terms of the non-cancelable leases that expire in years through November 2034, the Company has:

Future minimum payments under all non-cancelable operating leases as follows:

2008	$232,384
2009	209,480
2010	174,660
2011	111,141
2012	100,150
Thereafter	1,441,955

$2,269,770

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rent expense totaled $1,546,000, $1,290,000, and $737,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company periodically enters into commitments to purchase certain raw materials in the normal course of business. The Company has entered into purchase commitments to ensure it has the necessary supply of malt, wheat and hops to meet future production requirements. Malt, wheat and hop commitments are for crop years through 2012. The Company believes these commitments are not in excess of future requirements, and if any, will not materially affect its financial condition or results of operations.

Aggregate payments under unrecorded, unconditional purchase commitments as of December 31, 2007 are as follows:

2008	$6,469,639
2009	816,676
2010	687,608
2011	555,014
2012	471,638
Thereafter	—

$9,000,575

Purchases of malt, wheat and hops totaled $2,721,543, $2,984,965 and $1,937,323 for the years ended December 31, 2007, 2006 and 2005, respectively.

Litigation — The Company is involved in various legal proceedings arising in the normal course of business. While the outcome of these matters cannot be determined at this time, management does not presently believe the outcome of these matters will have a material adverse effect on the Company’s financial position or its results of operations. However, the evaluation of these matters and the estimate of the potential impact of the Company’s financial position or overall results of operations for any legal proceedings could change in the future.

Deferred Compensation — The Company has a long-term bonus plan (the “Plan”) for certain members of senior management. The Plan is based on an EBITDA/Enterprise value growth formula and has a three-year vesting period that begins in the first year the bonus is earned. During the years ended December 31, 2007, 2006 and 2005, the Company recognized compensation expense related to this Plan of $192,000, $45,000 and $260,000, respectively. As of December 31, 2007, there is $569,000 accrued for future payments under the Plan.

The Company executed an employment arrangement with an executive officer which provides that if the proposed merger with Redhook is completed, the officer would receive a cash payment of $288,000 and 8,120 shares of Widmer common stock immediately prior to the merger. Because of the contingent nature of the payment and stock award, the amounts are not reflected in the financial statements as of December 31, 2007.

NOTE 16 —	MERGER COSTS

Pursuant to the terms of the Merger Agreement, the Company will merge with and into Redhook. Redhook will be the surviving entity. The Merger Agreement includes a number of conditions, including shareholder and other third party approvals.

As of December 31, 2007, the Company has expensed $1,554,000 in merger related costs. These costs are primarily for legal, consulting and accounting professional services. As of December 31, 2006, the Company had incurred costs of $851,000 which were reflected as a deferred charge as of that date. As of

WIDMER BROTHERS BREWING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2006, management believed that the Company would be the accounting acquirer. Due to the change in the proposed merger structure, as of December 31, 2007, all merger-related costs have been charged to current operations.

NOTE 17 —	SUBSEQUENT EVENTS

The 2003 licensing agreement with Redhook expired in February 2008 and was then renewed for an additional one year period per the terms of the agreement. In addition, an amended Manufacturing and Licensing Agreement was executed between the Company and Redhook in February 2008. This agreement relates to the contract brewing arrangement and is now effective until December 31, 2008. The amendment adds the Company’s Broken Halo IPA to the contract production list along with the existing Hefeweizen product. The contract brew pricing has been updated for the upcoming year as a part of the agreement.

The Company executed an amendment to the Craft Brands Operating Agreement in February 2008 that redefines certain capital contribution requirements of Widmer and Redhook. The capital contribution related to volume growth in certain geographical areas was amended to modify the timeframe for determining if a capital contribution would be required from 2007 to 2008 and the payment date, if any, from 2008 to 2009.

The Company signed an agreement in 2008 to sell its 35-barrel brew house to an unrelated party for $60,000 in sales consideration. The sale will not have a significant impact on the Company’s results of operations or financial position. The Company will be responsible for decommissioning the brew house.

ANNEXES

Annex A

AGREEMENT AND PLAN OF MERGER
BETWEEN
REDHOOK ALE BREWERY, INCORPORATED
AND
WIDMER BROTHERS BREWING COMPANY
November 13, 2007

A-i

A-ii

LIST OF SCHEDULES AND EXHIBITS

Schedule

5(a)	Organization, Qualification, and Corporate Power
5(b)	Capitalization
5(d)	Noncontravention
5(e)	Brokers’ Fees
5(f)	Title to Properties; Encumbrances; Condition of Properties
5(l)	Absence of Certain Changes
5(n)	Licenses and Permits
5(p)	Real Property
5(q)	Intellectual Property
5(r)(i)	Contracts
5(r)(vii)	Powers of Attorney
5(s)(i)	Customers
5(s)(ii)	Suppliers
5(v)	Affiliate Transactions
5(x)	Employee Benefits
5(y)	Employees
5(z)	Environmental, Health, and Safety Matters
5(aa)	Insurance
5(bb)	Banks Accounts
5(dd)	Outstanding Indebtedness
5(ee)	Keg Deposits
6(a)	Organization
6(c)	Noncontravention
6(i)	Licenses and Permits

Exhibit A:  Form of Articles of Merger

Exhibit B:  Form of Shareholder Lock-Up Agreements

Exhibit C:  Form of Non-Competition and Non-Solicitation Agreements

Exhibit D:  Form of Opinion of Target’s Counsel

Exhibit E:  Form of Opinion of Buyer’s Counsel

Exhibit A to Amendment No. 1: Form of Shareholder Lock-Up Agreements

All exhibits and disclosure schedules have been omitted.

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is entered into effective as of November 13, 2007, by and between Redhook Ale Brewery, Incorporated, a Washington corporation (“Buyer”), and Widmer Brothers Brewing Company, an Oregon corporation (“Target”). Buyer and Target are referred to collectively herein as the “Parties.  ”

WHEREAS, the respective Boards of Directors of Buyer and Target deem it advisable and in the best interests of their respective shareholders to consummate the business combination provided for herein;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Buyer and Target have approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Buyer has authorized, and shall recommend to the shareholders of Buyer, for their approval, the issuance of shares of Buyer Common Stock pursuant to the Merger;

WHEREAS, the Board of Directors of Target has authorized and shall recommend to the shareholders of Target, for their approval, the Merger and this Agreement; and

WHEREAS, for federal income tax purposes, it is intended that the acquisition of Target by Buyer pursuant to this Agreement shall qualify as a reorganization under the provisions of Section 368(a) of the Code;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and intending to be legally bound hereby, the Parties agree as follows.

1.  Definitions.

“A-B” means Anheuser-Busch, Incorporated, and its Affiliate, Busch Investment Corporation.

“A-B Agreements” means the Exchange and Recapitalization Agreement dated June 30, 2004 between Target and A-B, Letter Agreement regarding the Exchange and Recapitalization Agreement dated July 1, 2004 between Target and A-B, and the Registration Rights Agreement dated July 1, 2004 between Target and A-B.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Affiliate Transactions” means any contract or other arrangement between or among Target on the one hand, and an Affiliate, or employees, directors or family members of an Affiliate, on the other hand.

“Articles of Merger” shall mean the Articles of Merger filed to consummate the Merger and substantially in the form attached hereto as Exhibit A.

“Balance Sheet” means the audited balance sheet of Target as of December 31, 2006.

“Balance Sheet Date” means December 31, 2006.

“Bonus Plans” has the meaning set forth in Section 5(y).

“Business” means the business conducted by Target prior to and as of the Closing Date.

“Buyer” has the meaning set forth in the preface above.

“Buyer Common Stock” means the Common Stock, Par Value $0.005 Per Share, of Buyer.

“Buyer Disclosure Schedule” has the meaning set forth in Section 6.

“Buyer Material Adverse Effect” means any fact, circumstance, occurrence, change, or development which has a material adverse effect on the business, assets, liabilities, prospects, capitalization, or condition (financial or otherwise), of Buyer and its Subsidiaries, taken as a whole, or on the ability of Buyer to consummate the Transactions in accordance with the terms of this Agreement and the Documents; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Buyer Material

Adverse Effect: any fact, circumstance, occurrence, change or development primarily arising out of or resulting from: (A) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any courts or Governmental Authority; (B) changes, after the date hereof, in global or national political conditions or in general U.S. economic or market conditions affecting Buyer’s business; or (C) public disclosure of the transactions contemplated hereby, including the impact thereof on customers, suppliers, licensors, and employees.

“Buyer Nondisclosure Agreement” means that Non-Disclosure Agreement dated January 3, 2007 between Buyer and Target relating to the confidential information of Buyer.

“CBA” means Craft Brands Alliance LLC, an Oregon limited liability company, of which Buyer and Target are the sole members.

“CBA Agreements” means the CBA Restated Operating Agreement dated July 1, 2004, as amended; the Supply, Distribution and Licensing Agreement dated July 1, 2004 between CBA and Target; the Management Services Agreement dated July 1, 2004 between CBA and Target; the Consulting Services Agreement dated July 1, 2004 between CBA and Target, and the Cross-Indemnity Agreement dated July 1, 2004 between CBA, Target and Buyer.

“Certificates” means the stock certificates issued to the Target Shareholders representing the Target Shares.

“Claim” means any claim, demand, cause of action, chose in action, right of recovery or right of set-off of whatever kind or description against any Person.

“Closing” has the meaning set forth in Section 2(b).

“Closing Date” has the meaning set forth in Section 2(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Consulting Agreement” means a one-year Consulting Agreement between Buyer and Paul Shipman.

“Copyrights” has the meaning set forth in the definition of the term “Intellectual Property Rights”.

“Dissenting Share” means any Target Share as to which the holder of record thereof has exercised his, her or its appraisal rights under the Oregon Business Corporation Act.

“Documents” means the Buyer Disclosure Schedule, the Consulting Agreement, the Non-Competition and Non-Solicitation Agreements, the Shareholder Lock-Up Agreements, the Target Disclosure Schedule, the Employment Agreements, the Articles of Merger and any other agreements or certificates required to be executed or delivered by Target or Buyer in accordance with Section 4 or Section 8.

“Effective Time” means the date and time specified in the Articles of Merger as the effective date of the consummation of the Merger.

“Employee Benefit Plan” means any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, severance, change-in-control, or termination pay, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Target, or any ERISA Affiliate for the benefit of any current or former employee, consultant or director of Target, or any ERISA Affiliate.

“Employment Agreements” means employment agreements between Buyer and each of Kurt Widmer, Robert Widmer, Terry Michaelson, David Mickelson, Timothy McFall, Martin Wall, and Sebastian Pastore.

“Encumbrances” means any and all encumbrances, liens, charges, security interests, easements, servitudes, rights of others, assessments, zoning or planning limitations, or any similar limitations and restrictions, restrictions on transfer, rights of first refusal or first offer, options, claims, mortgages or pledges of any nature whatsoever.

“Environmental Claim” means any written claim, action, cause of action, suit, proceeding, investigation, order, demand, notice or other communications by any Person alleging potential Liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of, or exposure to, any Material of Environmental Concern at any location, whether or not owned or operated by Target or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, and any enforcement order or injunction relating to or arising under any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign laws, regulations, ordinances, requirements of governmental authorities, and common law regulating the protection or clean up of the environment or relating to pollution or protection, health or safety of human health, wildlife or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with Target would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3(g)(i).

“Financial Statements” has the meaning set forth in Section 5(h).

“FSB” means Fulton Street Brewery, LLC, an Illinois limited liability company.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Indebtedness” means (i) all indebtedness (including any current portion) for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness (including any current portion) that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations (including any current portion) under financings (other than operating leases), (iv) all liabilities secured by any Encumbrances on any property, and (v) all guarantee obligations.

“Intellectual Property Rights” means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (whether registered or unregistered, including any applications for registration of any of the foregoing), logos, Internet domain names, trade dress rights, together with the goodwill associated with any of the foregoing; (ii) patents and applications therefor, including continuation, divisional, continuation in part, or reissue patent applications and patents issuing thereon (collectively, “Patents”); (iii) copyrights and registrations and applications therefor (collectively, “Copyrights”) and mask work rights; (iv) know how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, and databases to the extent proprietary and confidential to Target, including customer lists, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights, mask work rights or Patents (collectively, “Trade Secrets”); (v) all other proprietary rights, (vi) all copies and tangible embodiments thereof (in whatever form or medium), and (vii) License Agreements.

“Interim Balance Sheet” means the unaudited balance sheet of Target as of September 30, 2007.

“Interim Balance Sheet Date” means September 30, 2007.

“Knowledge of Buyer” (or any formulation thereof) means the actual knowledge of any of Paul Shipman, David Mickelson and Jay Caldwell.

“Knowledge of Target” (or any formulation thereof) means the actual knowledge of any of: (i) Kurt Widmer, Robert Widmer, and Terry Michaelson; (ii) Timothy McFall, Martin Wall, and Sebastian Pastore with respect to Sections 5(l), 5(r) and 5(s) only; and (iii) Rich Shawen with respect to Sections 5(l), 5(r), 5(s), and 5(x) only.

“Kona” means Kona Brewery LLC, a Hawaii limited liability company.

“Lease” has the meaning set forth in Section 5(p).

“Leased Real Property” has the meaning set forth in Section 5(p).

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute, contingent, fixed or otherwise, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“License Agreements” means all material written agreements between Target, and third parties, other than those which have expired or been terminated by the parties thereto, and in which: (i) such third party has licensed or granted to Target any right to use, exploit or practice any of such third party’s Intellectual Property Rights or technology; or (ii) Target (x) has granted to such third party any right to use, exploit or practice any of Target’s Intellectual Property Rights or technology, or (y) has agreed to any restriction on the right of Target to use or enforce any of Target’s Intellectual Property Rights or technology owned by Target.

“Material Contract” has the meaning set forth in Section 5(r).

“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold or other substances that may have an adverse effect on human health.

“Merger” has the meaning set forth in Section 2(a).

“Merger Consideration” has the meaning set forth in Section 2(c).

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“Non-Competition and Non-Solicitation Agreements” means the agreements attached hereto as Exhibit C, to be executed by Kurt Widmer and Robert Widmer.

“Oregon Business Corporation Act” means the Business Corporation Act of the State of Oregon, as amended.

“Owned Real Property” has the meaning set forth in Section 5(p).

“Patents” has the meaning set forth in the definition of the term “Intellectual Property Rights.”

“Party” has the meaning set forth in the preface above.

“Per Share Consideration” means 2.1551 shares of Buyer Common Stock.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or any other entity or organization.

“Portland Brewery Project” means the expansion of the brewing facility owned by Target located at 2511 N. Mississippi, Portland, Oregon.

“Requisite Shareholder Approval” means the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Target Common Stock in favor of this Agreement and the Merger, voting as a single class.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Lock-Up Agreements” means Shareholder Lock-Up Agreements in substantially the form attached hereto as Exhibit B.

“Subsidiary” means any Person with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other securities or has the power to vote or direct the voting of sufficient securities to elect a majority of the board of directors or similar body.

“Surviving Corporation” has the meaning set forth in Section 2(a).

“Target” has the meaning set forth in the preface above.

“Target Common Stock” means the Common Stock, $.01 par value per share, of Target.

“Target Disclosure Schedule” has the meaning set forth in Section 5.

“Target Material Adverse Effect” means any fact, circumstance, occurrence, change, or development which has a material adverse effect on the Business, assets, liabilities, prospects, capitalization, or condition (financial or otherwise), of Target, or on the ability of Target to consummate the Transactions in accordance with the terms of this Agreement and the Documents, or on the ability of Buyer to operate the Business immediately after the Closing; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Target Material Adverse Effect: any fact, circumstance, occurrence, change or development primarily arising out of or resulting from: (A) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any courts or Governmental Authority; (B) changes, after the date hereof, in global or national political conditions or in general U.S. economic or market conditions affecting the Business; or (C) public disclosure of the transactions contemplated hereby, including the impact thereof on customers, suppliers, licensors, and employees.

“Target Nondisclosure Agreement” means that Non-Disclosure Agreement dated January 3, 2007 between Buyer and Target relating to the confidential information of Target.

“Target Series D Preferred Stock” means the Series D Preferred Stock, $.01 par value per share, of Target.

“Target Shareholder” means any Person who or which holds any Target Shares.

“Target Shares” means collectively, outstanding shares of the Target Common Stock and the Target Series D Preferred Stock.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, workers compensation, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” has the meaning set forth the definition of the term “Intellectual Property Rights.”

“Transactions” means all the transactions provided for by this Agreement and the other Documents.

“TTB” means the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury.

“Washington Business Corporation Act” means the Business Corporation Act of the State of Washington, as amended.

2.  Basic Transaction.

(a) The Merger.  On and subject to the terms and conditions of this Agreement, Target will merge with and into Buyer (the “Merger”) at the Effective Time. Buyer shall be the corporation surviving the Merger (the “Surviving Corporation”).

(b) The Closing.  The closing of the Transactions (the “Closing”) as provided in Section 4 shall take place at the offices of Riddell Williams P.S., 1001 Fourth Avenue, Suite 4500, in Seattle, Washington, commencing at 9:00 a.m. local time on a day agreeable to Buyer and Target and no later than three business days following the satisfaction or waiver of all conditions to closing set forth in Section 8. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(c) Merger Consideration.  Subject to the terms and conditions of this Agreement, the merger consideration payable by Buyer hereunder is the number of shares of Buyer Common Stock calculated by multiplying 2.1551 times the number of Target Shares that are outstanding at the Effective Time and are not Dissenting Shares (the “Merger Consideration”).

3.  Effect of Merger.

(a) General.  The Merger shall have the effect set forth in the Articles of Merger and the Washington Business Corporation Act.

(b) Articles of Incorporation.  The Restated Articles of Incorporation set forth in the Articles of Merger shall be the articles of incorporation of the Surviving Corporation until further amended in accordance with the terms thereof and the laws of the State of Washington.

(c) Bylaws.  The Amended and Restated Bylaws of Buyer dated April 7, 2004, amended as provided in the Articles of Merger, shall be the bylaws of the Surviving Corporation until further duly amended in accordance with the terms thereof, Buyer’s Restated Articles of Incorporation and the laws of the State of Washington.

(d) Directors.  The directors of the Surviving Corporation at and as of the Effective Time shall be the directors listed in the Articles of Merger.

(e) Conversion of Target Shares.  At and as of the Effective Time, by virtue of the Merger and without any action on the part of Target or the Target Shareholders, all of the Target Shares shall be canceled and converted into and represent the right to receive the following consideration:

(i) Target Shares.  Each Target Share that is not a Dissenting Share shall be converted into the right to receive the Per Share Consideration. Each Target Share converted into the right to receive the Per Share Consideration will automatically be canceled and retired and cease to exist as of the Effective Time, and each Certificate shall thereafter represent only the right to receive the portion of the Merger Consideration, and any cash to be paid in lieu of fractional shares, payable with respect to the Target Shares previously represented by such Certificate, in each case without any interest.

(ii) Dissenting Shares.  Each Dissenting Share shall be automatically canceled and retired and cease to exist as of the Effective Time and shall thereafter solely have the rights set forth in ORS 60.551 to 60.594 of the Oregon Business Corporation Act.

(f) Fractional Shares.  No fractional shares of Buyer Common Stock will be issued by virtue of the Merger and any Target Shareholder otherwise entitled hereunder to receive a fractional share of Buyer Common Stock (after aggregating all fractional shares of Buyer Common Stock that would otherwise be received by such holder) will be entitled to receive in lieu of such fractional share (rounded to the nearest ten thousandth of a share) a cash payment in an amount, rounded to the nearest cent, equal to such fraction multiplied by the closing price of the Buyer Common Stock reported on the Nasdaq Stock Market on the last trading day before the Closing Date.

(g) Exchange of Certificates.

(i) At or prior to the Closing Date, Buyer will enter into an agreement with Mellon Investor Services (or such other bank or trust company in the United States as may be designated by Buyer, the “Exchange Agent”), which will provide that Buyer will, as part of the Closing, deliver to the Exchange Agent the shares of Buyer Common Stock representing the Merger Consideration. Buyer will pay the fees and expenses of the Exchange Agent.

(ii) As soon as reasonably practicable after the Effective Time, Buyer will cause the Exchange Agent to deliver or mail to each holder of record of an outstanding Certificate: (i) a letter of transmittal specifying that delivery of each Certificate is effected, and risk of loss and title to the Certificate passes, only upon actual delivery of the Certificate to the Exchange Agent, which transmittal letter will be in such form as Buyer and Target may reasonably specify or the Exchange Agent may reasonably request; and (ii) instructions for surrendering Certificates. Upon surrender of a Certificate to the Exchange Agent, together with a duly executed transmittal letter and other documents reasonably required by the Exchange Agent, the holder of such Certificate will receive in exchange therefor the portion of the Merger Consideration, and any cash to be paid in lieu of fractional shares, payable with respect to the Target Shares previously represented by such Certificate, in each case without any interest.

(iii) All Merger Consideration paid upon the surrender of Certificates will be deemed to have been paid in full satisfaction of all rights pertaining to Target Shares represented by such Certificates. If, after the Effective Time, Certificates are presented to Buyer or the Exchange Agent for any reason, they will be exchanged as provided in this Section 3, except as otherwise provided by law.

(iv) None of Buyer or any of its Affiliates or the Exchange Agent is liable to any person in respect of any shares of Buyer Common Stock or cash delivered to a public official in accordance with any applicable abandoned property, escheat or other similar law. If any Certificate is not surrendered within three years of the Effective Time (or immediately prior to such earlier date on which any amounts payable in accordance with this Section 3 would otherwise escheat to or become the property of any governmental entity), any such amounts will, to the extent permitted by applicable law, become the property of Buyer, free and clear of all claims or interest of any Person previously entitled thereto.

(v) If any Certificate is lost, stolen or destroyed, upon the execution and delivery to the Exchange Agent by the holder of record of such Certificate of such additional documentation that the Exchange Agent may reasonably request, the payment to the Exchange Agent by such holder of any indemnity/surety bond in such amount as required by the Exchange Agent and the payment to the Exchange Agent by such holder of any handling or other fee required by the Exchange Agent, the Exchange Agent will pay and issue in exchange for such lost, stolen or destroyed Certificate the portion of the Merger Consideration, and any cash to be paid in lieu of fractional shares, payable with respect to the Target Shares previously represented thereby, in each case without any interest.

4.  The Closing.  At the Closing,

(i) Target shall deliver to Buyer the various certificates, instruments and documents referred to in Section 8(a) below, to the extent not previously delivered;

(ii) Buyer shall deliver to Target the various certificates, instruments and documents referred to in Section 8(b) below, to the extent not previously delivered;

(iii) The Surviving Corporation shall file with the Secretary of State of the State of Washington and the Secretary of State of the State of Oregon the Articles of Merger; and

(iv) Buyer shall deposit the Merger Consideration with the Exchange Agent.

5.  Representations and Warranties of Target.   Target represents and warrants to Buyer that the statements contained in this Section 5 are: (x) correct and complete as of the date of this Agreement; and (y) will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 5) except as set forth in the disclosure schedule accompanying this Agreement (the “Target Disclosure Schedule”). The Target Disclosure Schedule is arranged in paragraphs and subparagraphs corresponding to the lettered and numbered paragraphs and subparagraphs contained in this Section 5, as applicable, and any fact or item disclosed on any disclosure schedule shall be deemed disclosed on all other disclosure schedules to which such disclosure is appropriately cross-referenced and otherwise full, fair, and in sufficient detail to enable a reasonable person to identify the other article, section, or subsection of this Agreement to which the disclosure is responsive.

(a) Organization, Qualification, and Corporate Power.  Target is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Target is duly authorized to conduct business and is in good standing and holds all material licenses and registrations required to conduct its Business in the jurisdictions set forth in Section 5(a) of the Target Disclosure Schedule, which are all of the jurisdictions in which the character of the property owned or leased by it or the conduct of its Business makes such qualification necessary, except where the failure to be so duly qualified and in good standing would not materially and adversely affect the ongoing Business of Target. Target has not received notice from any jurisdiction in which it is not duly qualified of a requirement to register in such jurisdiction. Target has full corporate power and authority to carry on the businesses in which it is engaged as such are being conducted and to own and use the properties owned and used by it. Target has made available to Buyer complete and correct copies of the Articles of Incorporation and Bylaws or other applicable organizational documents of Target as presently in effect.

(b) Capitalization.  The entire authorized capital stock of Target consists of 25,000,000 shares of Target Common Stock, $0.01 par value, with 3,793,603 shares outstanding; 2,000,000 shares of preferred stock, $.01 par value, of which 120,000 shares have been designated as Target Series A Shares, with zero issued and outstanding, 1,404,398 shares have been designated as Target Series B Shares, with zero shares issued and outstanding, 42,730.6 shares have been designated as Target Series C Shares, with zero shares issued and outstanding, and 78,155 shares have been designated as Target Series D Preferred Stock, with 78,155 shares issued and outstanding. All of the issued and outstanding Target Shares have been duly authorized and are validly issued, fully paid, and nonassessable. Target is not obligated to purchase, and Target does not own, directly or indirectly, any equity securities or securities convertible into or exchangeable or exercisable for equity securities of any Person. Except for Target’s ownership interests in CBA, FSB, and Kona, Target does not have any direct or indirect equity or ownership interest in any Person. All securities of Target have been issued in compliance with applicable laws. There are no voting trusts or other agreements or understandings in respect of the voting of the securities of Target. Section 5(b) of the Target Disclosure Schedule sets forth the name of each shareholder of Target and opposite the name of each such shareholder, the number and type of Target Shares held by such Person, as of the date of this Agreement. Except as set forth in Section 5(b) of the Target Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other securities, contracts or commitments that could require Target to: (i) issue, sell, or otherwise cause to become outstanding any of its securities (equity, debt, convertible or otherwise); (ii) acquire any of its securities (equity, debt, convertible or otherwise); (iii) pay any dividends on any of its securities (equity, debt, convertible or otherwise); or (iv) purchase, redeem or retire any outstanding shares of any of its securities (equity, debt, convertible or otherwise). There are no outstanding or authorized restricted stock, restricted units, stock appreciation, phantom stock, stock options, stock warrants or similar rights with respect to Target.

(c) Authorization of Transaction.  Target has the requisite corporate power and authority to execute and deliver each of this Agreement and the Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions. Upon execution and delivery by Target, each of this Agreement and the Documents to which Target is a party will constitute the legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). The Board of Directors of Target has: (i) adopted resolutions approving this Agreement and the Transactions; (ii) determined that this Agreement and the Transactions are in the best interests of the Target Shareholders and recommended approval of this Agreement and the Transactions to the

Target Shareholders; and (iii) authorized the submission of this Agreement to the Target Shareholders for their approval.

(d) Noncontravention.  Neither the execution and delivery of this Agreement or any Document, nor the performance by Target of its obligations hereunder or thereunder and consummation of the Transactions will: (i) violate any constitution, statute, law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government or Governmental Authority to which Target is subject or any provision of the Articles of Incorporation or Bylaws of Target; (ii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Permit that is held by Target or that otherwise relates to the Business of, or any of the assets owned or used by, Target, except such as would not constitute a Target Material Adverse Effect; or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, materially modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Target is a party or by which Target is bound or to which any of its assets is subject, except such as would not result in a Target Material Adverse Effect (but this exception shall not apply to Affiliate Transactions). Section 5(d) of the Target Disclosure Schedule lists all notices, filings, authorizations, consents and approvals required to be given by Target to, made by Target with or obtained by Target from any Governmental Authority or third party in order for the Parties to consummate the Transactions, except such as relate to the regulation of alcoholic beverages or would not result in a Target Material Adverse Effect.

(e) Brokers’ Fees.  Target does not have any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions.

(f) Title to Properties; Encumbrances; Condition of Properties.  Target has good, valid and marketable title to all the properties and assets reflected in the Interim Balance Sheet and all of the properties and assets purchased or otherwise acquired by Target since the Interim Balance Sheet Date, in each case free and clear of all Encumbrances, except for: (i) any of such properties or assets sold or otherwise disposed of in the ordinary course of business and consistent with past practice; (ii) liens for current taxes not yet due or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and disclosed on the Target Disclosure Schedule; (iii) Encumbrances which are not material to the value of the properties or assets encumbered and which do not impair in any material respect the current use or operation of such properties and assets; (iv) liens and security interests securing Indebtedness incurred in the ordinary course of business, including, without limitation, all Indebtedness incurred in connection with the Portland Brewery Project; and (v) mechanics’, materialmen’s, carriers’, warehousemen’s and other like liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 90 days or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and disclosed on the Target Disclosure Schedule. Target has the right to use all assets and properties not owned by Target but utilized in connection with its Business. The rights, properties and other assets presently owned, leased, licensed or otherwise used by Target include all such rights, properties and other assets necessary to permit Target to conduct its Business in all material respects in the same manner as such Business has been conducted prior to the date hereof or the Closing Date, as applicable. The equipment and other tangible property or assets owned or used by Target are in the aggregate in sufficient condition and adequate for the uses to which they are being put, and conform with applicable laws.

(g) Subsidiaries.  Target has no Subsidiaries.

(h) Financial Statements.  Copies of the following financial statements of Target have been provided to Buyer: (i) audited consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2004, 2005 and 2006; and (ii) the Interim Balance Sheet and an unaudited consolidated statement of income as of the Interim Balance Sheet Date and for the partial fiscal year then ended (collectively the “Financial Statements”). The Financial Statements (including the notes thereto) have been prepared from, are in accordance with and accurately reflect the books and records of Target, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present the financial condition of Target as of such dates and the results of operations of Target for such periods; provided, however, that the Financial Statements for periods subsequent to January 1, 2007 are subject to normal year-end adjustments in accordance with past practice and do not contain complete footnotes.

(i) Internal Controls.  Target’s internal accounting controls are effective to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (c) material misstatements in Target’s annual and interim financial statements will be prevented or detected on a timely basis; (d) access to assets is permitted only in accordance with management’s general or specific authorization; and (e) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(j) No Undisclosed Liabilities.  Target does not have any Liabilities, except: (a) as and to the extent reflected or reserved against on the Interim Balance Sheet; and (b) Liabilities incurred in the ordinary course of business and consistent with past practice since the Interim Balance Sheet Date. The reserves reflected in the Financial Statements are reasonable and have been calculated consistent with past practice.

(k) Books and Records.  The books and records of Target are complete and correct in all material respects and have been maintained in accordance with sound business practices. True and complete copies of all minute books and stock record books of Target have heretofore been made available to Buyer, except for minutes relating to the Transaction and the consideration of other potential transactions similar to the transactions contemplated by this Agreement.

(l) Absence of Certain Changes.  Since the Balance Sheet Date, there has not occurred any event or circumstance constituting or giving rise to a Target Material Adverse Effect and Target is not aware of any events or circumstances which could, upon the passage of time or otherwise, give rise to a Target Material Adverse Effect. During the period commencing on July 1, 2007, and ending on the date of this Agreement, Target has conducted its Business only in the normal and ordinary course in a manner consistent with past practice and there has not been any:

(i) change in Target’s authorized or issued equity securities; grant of any option or right to purchase equity securities of Target; issuance of or grant of any option or right to purchase, any security convertible into or exchangeable or exercisable for such equity securities; grant of any registration rights; purchase, redemption, retirement, or other acquisition by Target of any equity securities; or declaration or payment of any dividend or other distribution or payment by Target in respect of equity securities;

(ii) amendment to the Articles of Incorporation or Bylaws of Target;

(iii) labor dispute or claim of unfair business practices involving Target; entry into or change in the compensation payable or to become payable to any of the officers, directors or employees of Target who have total annual compensation in excess of $50,000; any change of compensation payable to or to become payable to a class or category of employees of Target other than in the ordinary course of business, consistent with past practices; any change, or to the Knowledge of Target any prospective change (other than changes which may occur in connection with the Transactions) with respect to the employment status or compensation of any officer or director of Target; any grant of any severance or termination pay to any officer, director or employee of Target; or any change in benefits payable under any existing severance or termination pay policies, employment agreements or other generally applicable compensation policies;

(iv) grant, issuance, acceleration, payment, accrual or agreement to pay or make any accrual or arrangement for payment of salary or other payments or benefits pursuant to, or adoption or amendment of, any new or existing Employee Benefit Plan;

(v) entry into, termination or amendment of, or receipt of notice (oral or written) of termination of or reduction of business under any Material Contract;

(vi) change in any method of calculating any bad debt, contingency or other reserves, or any other change in the accounting methods or practices used by Target;

(vii) cancellation or waiver of any claims or rights with a value to Target greater than $25,000 individually;

(viii) new election or change in any existing election relating to Taxes, settlement of any claim or assessment relating to Taxes, consent to any claim or assessment relating to Taxes, or waiver of the statute of limitations for any such claim or assessment;

(ix) write-down or write-off of any notes or accounts receivable, either individually or in the aggregate, in excess of $25,000;

(x) disposal or lapse of or material amendment to any material Intellectual Property Rights;

(xi) declaration, payment or setting aside for payment of any dividend or other distribution in respect of equity securities of Target or redemption, purchase or other acquisition, directly or indirectly, of any equity securities or other securities of Target;

(xii) payment, loan or advance of any amount to, or sale, transfer or lease of any properties or assets (real, personal or mixed, tangible or intangible) to, agreement or arrangement with, or change in its existing borrowing or lending arrangements for or on behalf of, Target’s officers or directors or any Affiliate of any of its officers or directors except for directors’ fees and compensation to officers as disclosed to Buyer;

(xiii) change in the methods, practices, or timing of Target’s collection of receivables or payment of payables;

(xiv) material destruction, damage or loss (casualty or other) to any properties or other assets of Target;

(xv) purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any of the properties or assets of Target other than in the ordinary course of business consistent with past practice; or

(xvi) agreement, whether oral or written, by Target or any of its Affiliates to do any of the foregoing.

(m) Legal Compliance.  Target has materially complied, and is in material compliance, with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), including but not limited to laws and regulations applicable to the production and sale of alcoholic beverage products, “dram shop” laws, safety laws or regulations, or laws or regulations relating to illegal payments, kickbacks or commercial bribery. Target has provided to Buyer a copy of the audit report from its recent audit by the TTB.

(n) Licenses and Permits.  All governmental, agency or commission licenses, approvals, registrations and permits (the “Permits”) required by applicable law to be held or secured by Target are listed on Section 5(n) of the Target Disclosure Schedule. Target is and at all times has been, in material compliance with all of the terms and requirements of such Permits. Each Permit is in full force and effect, and will continue to be so upon consummation of the Transaction, and all necessary renewals have been, and upon consummation of the Transaction will be, duly filed.

(o) Tax Matters.

(i) All Tax returns, statements, reports, forms and similar statements (including estimated Tax returns, claims for refunds, amended returns and reports and information returns and reports) required to be filed with any taxing authority by or on behalf of Target (the “Target Returns”), were filed when due (including any applicable extension periods) in accordance with all applicable laws and were correct and complete. In the past six years, no Claim has been made by an authority in a jurisdiction where Target does not file Tax returns that Target may be subject to taxation in that jurisdiction.

(ii) Target has timely paid, or withheld and remitted to the appropriate taxing authority, all Taxes due and payable by Target under any applicable law.

(iii) The charges, accruals and reserves for Taxes on the Interim Balance Sheet (whether or not due and whether or not shown on any Target Return but excluding any provision for deferred income Taxes) are adequate under GAAP to cover Taxes accruing through the date thereof.

(iv) There is no action or audit now pending or threatened in writing against or in respect of any Tax or “tax asset” of Target. For purposes of this Section 5(o)(iv), the term “tax asset” shall include any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could reduce Taxes.

(v) Target is not party to any tax sharing agreement.

(p) Real Property.  Section 5(p) of the Target Disclosure Schedule contains a list of any real property owned by Target (the “Owned Real Property”) or otherwise occupied by Target, and all leases and agreements for the rental of real property to which Target is a party (as lessor or lessee) or by which such real property may be bound (the “Leased Real Property”). Neither the execution or delivery of this Agreement or any Document, nor the performance by Target of its obligations hereunder or thereunder and consummation of the Transactions will accelerate, modify, or terminate any of the arrangements with respect to the Leased Real Property, except as otherwise provided herein. Target has good and marketable fee simple title to the Owned Real Property, and has valid and existing leasehold interests in all of the real property that it possesses, operates or occupies (or has similar rights to possess, operate or occupy). All Owned Real Property is free and clear of all Encumbrances. No part of the Owned Real Property is subject to any assignment, lease, license or other similar agreement for the enjoyment of such Owned Real Property. Target has provided to Buyer copies of all existing title policies held in its files relating to Owned Real Property, and to the Knowledge of Target, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent). A true, correct and complete copy of each lease relating to Leased Real Property (each, a “Lease”) has heretofore been made available to Buyer. Each Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect. There are no existing defaults by Target under any of the Leases. No event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by Target under any Lease. To the Knowledge of Target, there is no material default by the landlord under any Lease. No condemnation, eminent domain, or similar proceeding exists, is pending or, to the Knowledge of Target, is threatened, with respect to or that could affect, any Real Property. The Owned Real Property and Leased Real Property and the business conducted thereon comply in all material respects with the terms of the applicable Leases and applicable laws.

(q) Intellectual Property.  Target owns, or is licensed or otherwise has the right to use, all Intellectual Property Rights which are material to the Business, financial condition or results of operations of Target taken as a whole. No claims are pending or, to the Knowledge of Target, threatened that Target is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Rights. To the Knowledge of Target, no person is infringing the rights of Target with respect to any Intellectual Property Rights. There are no Claims pending which challenge the legality, validity, enforceability, use or ownership of any of Target’s Intellectual Property Rights. Section 5(q) of the Target Disclosure Schedule lists all of Target’s Intellectual Property Rights.

(r) Contracts.

(i) Section 5(r)(i) of the Target Disclosure Schedule sets forth a complete and accurate list and (in the case of oral contracts) description of each contract, whether written or oral, (i) with Persons to whom Target is required to make aggregate payments in any twelve-month period in excess of $100,000 other than with respect to Leases; (ii) with Persons to whom Target received revenues in excess of $100,000 during the year ended December 31, 2006 or for which the lump sum or fixed price thereunder is in excess of $100,000; (iii) that relates to Indebtedness of Target; (iv) for capital expenditures in excess of $100,000; (v) for consulting services to Target with Persons to whom Target has made (or is likely to make) aggregate payments in any twelve-month period in excess of $50,000; (vi) providing for the purchase of all or substantially all of its requirements of a particular product or service from a supplier; or (vii) with suppliers providing for aggregate payments in any twelve-month period in excess of $100,000 (each of the contracts listed in clauses (i) through (vii), together with the Leases, the License Agreements, the A-B Agreements and the CBA Agreements, and the contracts disclosed under Section 5(s), a “Material Contract”). Each Material Contract is in full force and effect and is enforceable in accordance with its terms. Upon the consummation of the Transactions, each such contract will remain in full force and effect. With respect to each Material Contract, there is not any default or event that, with notice or lapse of time or both, would constitute a default on the part of Target (nor, to the Knowledge of Target, on the part of any other party thereto).

(ii) Target has made available to Buyer a complete and accurate copy of each written Material Contract.

(iii) Target has not received any notice, and Target has no Knowledge, that any party to a Material Contract intends to cancel or otherwise materially modify its relationship with Target (or Buyer following the Closing) as a result of the Transactions.

(iv) Target does not have any outstanding contracts with shareholders, directors, officers or employees that are not cancelable by Target on notice of not longer than thirty (30) days and without Liability, penalty or premium.

(v) Target is not party to any employment agreement, separation agreement, retention agreement, change in control agreement, collective bargaining agreement or any other agreement that contains any severance or termination pay Liabilities or obligations.

(vi) There are no outstanding loans from Target to any Person. Target is not party to any agreement requiring it to acquire or guarantee any debt obligations of, or make any loan or capital contribution to, any Person.

(vii) Target is not restricted by agreement from carrying on its Business anywhere in the world.

(viii) Section 5(r)(viii) of the Target Disclosure Schedule sets forth a complete list of all powers of attorney granted by or to Target.

(ix) Target does not have any Liabilities, as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise, in respect of the obligation of any Person (including pursuant to any indemnification agreements) other than indemnification obligations under Material Contracts.

(s) Customers and Suppliers.

(i) Section 5(s)(i) of the Target Disclosure Schedule sets forth (x) a list of each customer from whom Target received aggregate revenues in excess of $500,000 during the twelve months ended December 31, 2006. No Person listed in Section 5(s)(i) of Target Disclosure Schedule has suspended, canceled or otherwise terminated its relationship with Target or to the Knowledge of Target materially decreased its usage or purchase of the services or products of Target. To Target’s Knowledge, no Person listed in Section 5(s)(i) of the Target Disclosure Schedule has any intention to suspend, terminate or cancel its relationship with Target.

(ii) Section 5(s)(ii) of the Target Disclosure Schedule sets forth a list of each supplier from whom Target received aggregate products or services in excess of $250,000 during the twelve months ended December 31, 2006 (the “Material Suppliers”). Target’s relationship with each of the Material Suppliers is a good commercial working relationship, and since the Balance Sheet Date, no Material Supplier has canceled, suspended, materially modified, or otherwise terminated its relationship with Target, or to the Knowledge of Target materially decreased availability of its services, supplies or materials to Target. To Target’s Knowledge, no Material Supplier has any intention to do any of the foregoing.

(t) Accounts Receivable.  All accounts receivable reflected in the Financial Statements represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business, and are properly reflected in the Financial Statements in accordance with GAAP and the accounts receivables reserves are reasonable and calculated consistent with past practice. Since the Balance Sheet Date, Target has collected its accounts receivable in the ordinary course of business and in a manner which is consistent with past practices and has not accelerated any such collections.

(u) Disputed Accounts Payable.  There are no material (individually or in the aggregate) unpaid invoices or bills, representing amounts alleged to be owed by Target, or other alleged obligations of Target, which Target has disputed or determined to dispute or refuse to pay. All accounts payable and notes payable of Target arose in bona fide arm’s length transactions in the ordinary course of business and no material account payable or note payable is delinquent in its payment. Since the Balance Sheet Date, Target has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with its past practices.

(v) Affiliate Transactions.  Target has not entered into and is not subject or a party to any Affiliate Transaction.

(w) Litigation.  There is no action, suit, proceeding, dispute resolution proceeding, charge, grievance or investigation (each, a “Proceeding”), by or before any Governmental Authority or other regulatory or administrative agency or commission or arbitration panel or dispute resolution board or other adjudicative entity pending, or, to the Knowledge of Target, threatened against or involving Target, or which questions or challenges or could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. Target is not subject to any judgment, order or decree.

(x) Employee Benefits.

(i) Section 5(x) of the Target Disclosure Schedule contains a true and complete list of each Employee Benefit Plan.

(ii) With respect to each Employee Benefit Plan, Target has heretofore made available to Buyer true and complete copies of each of the following documents, as applicable:

(1) a copy of the Employee Benefit Plan documents (including all amendments thereto) for each written Employee Benefit Plan or a written description of any Employee Benefit Plan that is not otherwise in writing;

(2) a copy of the annual report or Internal Revenue Service Form 5500 Series, if required under ERISA, with respect to each Employee Benefit Plan for the last three plan years ending prior to the date of this Agreement for which such a report was filed;

(3) a copy of the actuarial report, if required under ERISA, with respect to each Employee Benefit Plan for the last three plan years ending prior to the date of this Agreement;

(4) a copy of the most recent Summary Plan Description (“SPD”), together with all Summaries of Material Modification issued with respect to such SPD, if required under ERISA, with respect to each Employee Benefit Plan, and all other material employee communications relating to each Employee Benefit Plan;

(5) if the Employee Benefit Plan is funded through a trust or any other funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof, if any;

(6) all contracts relating to the Employee Benefit Plan with respect to which Target or any ERISA Affiliate may have any liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements; and

(7) the most recent determination letter received from the IRS with respect to each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(iii) No liability under Title IV of ERISA has been incurred by Target or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Target or any ERISA Affiliate of incurring any liability under such Title, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”), which payments have been or will be made when due. To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the Employee Benefit Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Target or any ERISA Affiliate made, or was required to make, contributions during the past six years.

(iv) The PBGC has not instituted proceedings pursuant to Section 4042 of ERISA to terminate any of the Employee Benefit Plans subject to Title IV of ERISA, and no condition exists that presents a material risk that such proceedings will be instituted by the PBGC.

(v) With respect to each Employee Benefit Plan that is subject to Title IV of ERISA, the present value of accumulated benefit obligations under such plan, as determined by the plan’s actuary based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accumulated benefit obligations.

(vi) None of Target, any ERISA Affiliate, any Employee Benefit Plan, any trust created thereunder, nor to Target’s Knowledge, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which Target or any ERISA Affiliate could be subject to any material liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

(vii) All contributions and premiums which Target or any ERISA Affiliate is required to pay under the terms of each Employee Benefit Plan and Section 412 of the Code, have, to the extent due, been paid in full or properly recorded on the financial statements or records of Target or any ERISA Affiliate, and none of the Employee Benefit Plans subject to Section 302 of ERISA or Section 412 of the Code or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Employee Benefit Plans ended prior to the date of this Agreement. No lien has been imposed under Section 412(n) of the Code or Section 302(f) of ERISA on the assets of Target or any ERISA Affiliate, and no event or circumstance has occurred that is reasonably likely to result in the imposition of any such lien on any such assets on account of any Employee Benefit Plan.

(viii) Target has no Multiemployer Plans.

(ix) Each of the Employee Benefit Plans has been operated and administered in all material respects in accordance with applicable laws, including but not limited to ERISA and the Code.

(x) Each of the Employee Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified in all material respects. Target has applied for and received a currently effective determination letter from the IRS stating that it is so qualified, and no event has occurred which would affect such qualified status. Any fund established under an Employee Benefit Plan that is intended to satisfy the requirements of Section 501(c)(9) of the Code has so satisfied such requirements.

(xi) No amounts payable under any of the Employee Benefit Plans or any other contract, agreement or arrangement with respect to which Target may have any liability could fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(xii) No Employee Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees, officers, directors or consultants of Target or any ERISA Affiliate after retirement or other termination of service (other than (i) coverage mandated by applicable laws, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Target or any ERISA Affiliate, (iv) benefits, the full direct cost of which is borne by the current or former employee, officer, director or consultant (or beneficiary thereof), or (v) benefits provided under the Widmer Brothers Brewing Company Severance Pay Plan).

(xiii) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director or consultant of

Target or any ERISA Affiliate to severance pay (other than severance pay under the Widmer Brothers Brewing Company Severance Pay Plan), unemployment compensation or any other similar termination payment unless required by applicable law, or (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant unless required by applicable law.

(xiv) There are no pending or, to the Knowledge of Target, threatened or anticipated claims by or on behalf of any Employee Benefit Plan, by any current or former employee, officer, director or consultant (or beneficiary thereof) against any Employee Benefit Plan or otherwise involving any such plan (other than claims for benefits made to an Employee Benefit Plan).

(y) Employees.  Section 5(y) of the Target Disclosure Schedule sets forth for the current employees of Target a list of the names, job titles or classifications, work locations, current pay rates and total compensation paid during the fiscal year ended December 31, 2006. Except as specifically detailed in Section 5(y) of the Target Disclosure Schedule, after Closing Target will not have any material bonus, stock option, management incentive, or similar incentive compensation plans (collectively, the “Bonus Plans”) in effect, nor will it have any amounts outstanding and owing under any such Bonus Plans. Target is not a party to or bound by any collective bargaining agreement, nor has it experienced any strike or material grievance, claim of unfair labor practices, labor dispute, lockout, work slowdown or work stoppage or any other collective bargaining dispute within the past five years. Target has no Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to Target or its employees. Target has complied in all material respects with all applicable federal, state and local laws, ordinances, rules and regulations and requirements relating to the employment of labor, including, but not limited to, laws governing wages and hours, payment of overtime, classification of independent contractors, workplace safety, collective bargaining, immigration, payment of Social Security, plant closures and layoffs, unemployment and withholding taxes, and equal employment opportunity, affirmative action, employee leave, and workplace discrimination or harassment.

(z) Environmental, Health, and Safety Matters.

(i) Target is in material compliance with the Environmental Laws, which compliance includes, but is not limited to, the possession by Target of all Permits and other governmental authorizations required under the Environmental Laws, and compliance with the terms and conditions thereof.

(ii) There is no Environmental Claim pending or, to the Knowledge of Target, threatened against Target or against any Person whose liability for any Environmental Claim Target has retained or assumed contractually or for which Target may be liable by operation of law.

(iii) There are no past or present actions, inactions, omissions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that constitute a material violation of Environmental Laws or for which Target has retained or assumed either contractually or by operation of law any material costs or liabilities under Environmental Law.

(iv) Target has made available to Buyer all assessments, reports, and results of investigations or audits conducted by or at the direction of Target in connection with the Real Property, including any of the foregoing regarding any violation of Environmental Laws by Target, or the noncompliance by Target with any Environmental Laws.

(v) Target is not required by virtue of the Transactions, or as a condition to the effectiveness of the Transactions, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any Governmental Authority, or (iv) to record or deliver to any Person any disclosure document or statement pursuant to any Environmental Law.

(aa) Insurance.  Section 5(aa) of the Target Disclosure Schedule sets forth (a) a true and complete list of all of Target’s insurance policies currently in force and (b) a description of such risks that Target has designated as being self-insured. All such policies are in full force and effect and shall continue to be in full force and effect through the Closing Date, all premiums due thereon have been paid by Target, and Target is in compliance in all material respects with the terms and provisions of such policies. Target has not received (i) any notice of cancellation of any such policies or refusal of coverage thereunder, (ii) any notice that any issuer of any of such policies has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, (iii) any notice that such policies are no longer in full force and effect or that the issuer of any of such policies is no longer willing or able to perform its obligations thereunder or (iv) any notice that any issuer of any such policies intends to substantially increase rates or that substantial capital improvements or other expenditures will have to be made in order to continue such insurance at present rates. Section 5(aa) of the Target Disclosure Schedule sets forth any and all Claims made by Target for insurance policy coverage in excess of $100,000 for any single event during the prior two (2) years from the date of this Agreement.

(bb) Bank Accounts.  Section 5(bb) of the Target Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which Target maintains accounts or safe deposit boxes of any nature and the names of all persons authorized to have access thereto, draw thereon or make withdrawals therefrom.

(cc) Product Liability.  To the Knowledge of Target, Target has no material Liability arising out of any injury to individuals or property as a result of any product produced, manufactured, supplied, marketed, distributed or sold by Target.

(dd) Outstanding Indebtedness.  Section 5(dd) of the Target Disclosure Schedule sets forth the approximate amount of outstanding Indebtedness of Target as of the effective date of this Agreement.

(ee) Keg Deposits.  Section 5(ee) of the Target Disclosure Schedule sets forth the number of kegs owned by Target as of the Interim Balance Sheet Date and the amount of keg deposits reflected on the Interim Balance Sheet.

(ff) Product Quality.  With respect to any product currently (or within the past seven years) produced, manufactured, supplied, marketed distributed or sold by Target: Such products (i) are not, and have not been, adulterated or misbranded within the meaning of those terms under the Federal Food, Drug and Cosmetic Act, as amended, or any applicable federal or state law or regulation, and (ii) in all material respects, do comply, and have complied, with all federal, state or local laws and regulations relating to the product’s manufacture, quality, labeling, identity, quantity, packaging or any other matter applicable to the products.

(gg) Correctness of Representations and Warranties.  To the Knowledge of Target, this Section 5, together with the Target Disclosure Schedule, does not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements and information contained herein or therein, under the circumstances under which they were made, not misleading.

6.  Representations and Warranties of Buyer.  The Buyer represents and warrants to Target that the statements contained in this Section 6 are (x) correct and complete as of the date of this Agreement and (y) will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 6) except as set forth in Buyer’s disclosure schedule accompanying this Agreement (the “Buyer Disclosure Schedule”). The Buyer Disclosure Schedule is arranged in paragraphs and subparagraphs corresponding to the lettered and numbered paragraphs and subparagraphs contained in this Section 6, as applicable, and any fact or item disclosed on any disclosure schedule shall be deemed disclosed on all other disclosure schedules to which such disclosure is appropriately cross-referenced and otherwise full, fair, and in sufficient detail to enable a reasonable person to identify the other article, section, or subsection of this Agreement to which the disclosure is responsive.

(a) Organization.  Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Buyer is duly authorized to conduct business and is in good standing and holds all material licenses and registrations required to conduct its business in the jurisdictions set forth in Section 6(a) of the Buyer Disclosure Schedule, which are all of the jurisdictions in which the character of the property owned or leased by it or the conduct of its business makes such qualification necessary, except where the failure to be so duly qualified and in good standing would not materially and adversely affect the ongoing business of Buyer. Buyer has not received notice from any jurisdiction in which it is not duly qualified of a requirement to register in such jurisdiction. Buyer has full corporate power and authority to carry on the businesses in which it is engaged as such are being conducted and to own and use the properties owned and used by it. Buyer has made available to Target complete and correct copies of the Articles of Incorporation and Bylaws of Buyer as presently in effect.

(b) Authorization of Transaction.  Buyer has the requisite corporate power and authority to execute and deliver each of this Agreement and the Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions. Upon execution and delivery by Buyer, each of this Agreement and the Documents to which Buyer is a party will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). The Board of Directors of Buyer has adopted resolutions approving this Agreement and the Transactions.

(c) Noncontravention.  Neither the execution and delivery of this Agreement or any Document, nor the performance by Buyer of its obligations hereunder or thereunder and consummation of the Transactions will: (i) violate any constitution, statute, law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government or Governmental Authority to which Buyer is subject or any provision of the Restated Articles of Incorporation or Amended and Restated Bylaws of Buyer; or (ii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Permit that is held by Buyer or that otherwise relates to the business of, or any of the assets owned or used by, Buyer, except such as would not constitute a Buyer Material Adverse Effect; or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, materially modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which Buyer is bound or to which any of its assets is subject, except such as would not result in a Buyer Material Adverse Effect. Section 6(c) of the Buyer Disclosure Schedule lists all notices, filings, authorizations, consents and approvals required to be given by Buyer to, made by Buyer with or obtained by Buyer from any Governmental Authority or third party in order for the Parties to consummate the Transactions, except such as relate to the regulation of alcoholic beverages or would not result in a Buyer Material Adverse Effect.

(d) Capitalization.  The entire authorized capital stock of Buyer consists of 50,000,000 shares of common stock, par value $.005 per share, of which 8,354,239 shares were issued and outstanding as of November 9, 2007, and 7,467,271 shares of preferred stock, par value $.005 per share, of which no shares are outstanding. All of the issued and outstanding Buyer Common Stock has been duly authorized and is validly issued, fully paid, and nonassessable. Buyer is not obligated to purchase, and does not own, directly or indirectly, any equity securities or securities convertible into or exchangeable or exercisable for equity securities of any Person nor does it have any direct or indirect equity or ownership interest in any Person other than a Subsidiary and equity securities of CBA. All securities of Buyer have been issued in compliance with applicable laws. There are no voting trusts or other agreements or understandings in respect of the voting of the securities of Buyer. Except for the outstanding stock options disclosed in Buyer’s annual report on Form 10-K for the fiscal year ended December 31, 2006, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other securities, contracts or commitments that could require Buyer to (i) issue, sell, or otherwise cause to become outstanding any of its securities (equity, debt, convertible or otherwise), (ii) acquire any of its securities (equity, debt, convertible or otherwise), (iii) pay any dividends on any of its securities (equity, debt, convertible or otherwise), or (iv) purchase, redeem or retire any outstanding shares of any of its securities (equity, debt, convertible or otherwise).

(e) Brokers’ Fees.  Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions.

(f) No Buyer Material Adverse Effect.  Since the Balance Sheet Date, there has not occurred any event or circumstance constituting or giving rise to a Buyer Material Adverse Effect and Buyer is not aware of any events or circumstances which could, upon the passage of time or otherwise, give rise to a Buyer Material Adverse Effect. Buyer has not received any notice, and Buyer has no Knowledge, that any material customer, supplier, licensor or employee intends to cancel or otherwise materially modify its relationship with Buyer as a result of the Transactions.

(g) Tax Matters.  All Taxes due and owing by Buyer have been paid. No Claim has ever been made by an authority in a jurisdiction where Buyer does not file Tax Returns that it may be subject to taxation by that jurisdiction. Buyer has filed all required Tax Returns, and all such Tax Returns are true, complete and correct in all material respects. Buyer has never been a party to any agreement allocating or sharing the payment of (or Liability for) any Taxes.

(h) Tax Treatment.  Buyer has not taken or agreed to take any action and is not aware of any fact or circumstance that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(i) Licenses and Permits.  All Permits required by applicable law to be held or secured by Buyer are listed on Section 6(i) of the Buyer Disclosure Schedule. Buyer is and at all times has been, in material compliance with all of the terms and requirements of such Permits. Each Permit is in full force and effect, and will continue to be so upon consummation of the Transaction, and all necessary renewals have been, and upon consummation of the Transaction will be, duly filed.

(j) Product Quality.  With respect to any product currently (or within the past seven years) produced, manufactured, supplied, marketed, distributed or sold by Buyer: Such products (i) are not, and have not been, adulterated or misbranded within the meaning of those terms under the Federal Food, Drug and Cosmetic Act, as amended, or any applicable federal or state law or regulation, and (ii) in all material respects, do comply, and have complied, with all federal, state or local laws and regulations relating to the product’s manufacture, quality, labeling, identity, quantity, packaging or any other matter applicable to the products.

(k) Correctness of Representations and Warranties.  To the Knowledge of Buyer, this Section 6, together with the Buyer Disclosure Schedule, does not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements and information contained herein or therein, in light of the circumstances under which they were made, not misleading.

(l) SEC Filings; Buyer Financial Statements.

(i) Buyer has filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by it with the SEC since January 1, 2004 (as such documents have since the time of their filing been amended or supplemented, the “Buyer SEC Reports”). As of the respective dates they were filed, after giving effect to any amendments or supplements thereto filed prior to the date hereof, (i) each Buyer SEC Report complied as to form in all material respects with the requirements of the Exchange Act, and (ii) none of the Buyer SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(ii) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Buyer SEC Reports (the “Buyer Financial Statements”) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each presents fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Buyer and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments and the absence of complete footnotes).

(iii) Buyer has furnished to Target a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments that previously had been filed by Buyer with the SEC pursuant to the Securities Act or the Exchange Act.

(iv) Buyer is in compliance with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.

7.  Covenants.  The Parties shall comply with the following covenants:

(a) From Execution through Closing.  From the date of execution of this Agreement through the Closing Date:

(i) General.  Upon the terms and subject to the conditions of this Agreement, each of the Parties will use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable in order to consummate and make effective the Merger in accordance with the terms of this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 8 below).

(ii) Notices and Consents.  Each of Target and Buyer will give the notices to third parties and Governmental Authorities, and will use its commercially reasonable efforts to obtain or make the filings, authorizations, consents and approvals listed in Section 5(d) of the Target Disclosure Schedule and Section 6(c) of the Buyer Disclosure Schedule, respectively; provided that neither Party shall make any agreements or understandings adversely affecting it or its business or assets in any material respect as a condition to obtaining any such authorizations, consents or approvals, except with the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed).

(iii) Regulatory Matters and Approvals.  Each of the Parties will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain requisite authorizations, consents, and approvals of governments and Governmental Authorities. Without limiting the generality of the foregoing:

(1) Registration Statement on Form S-4.

(A) Buyer agrees to prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”), to be filed by Buyer with the SEC in connection with the issuance of Buyer Common Stock in the Merger (including the joint proxy statement of Buyer and Target (the “Proxy Statement”), which also constitutes the prospectus of Buyer, and all other documents filed therewith or incorporated therein. Target shall furnish all information concerning itself as Buyer may reasonably request in connection with such actions and the preparation of the Proxy Statement. Target shall prepare and furnish such information relating to it and its directors, officers and shareholders as may be reasonably required or requested in connection with the Registration Statement and the Proxy Statement, and Target and its counsel will cooperate with and assist Buyer and its counsel in the preparation of the Proxy Statement. Target agrees to cooperate with Buyer and Buyer’s counsel, financial advisor and accountants in requesting and obtaining appropriate opinions, consents and letters from its independent auditors in connection with the Registration Statement and the Proxy Statement. Provided that Target has cooperated as described above, Buyer agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable but in no event later than 60 days after the date hereof. Buyer agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. After the Registration Statement is declared effective under the Securities Act, Buyer and Target will each, at their own expense, promptly mail the Proxy Statement to their respective shareholders.

(B) Each of Target and Buyer agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Proxy Statement and any amendment or supplement thereto shall not, at the date of mailing to shareholders of Target and Buyer and at the time of their respective shareholders’ meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Target and Buyer further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

(2) Alcoholic Beverage Regulation.  Each of the Parties shall give all notices, make all filings and use its commercially reasonable efforts to obtain all authorizations, consents, and approvals that relate to the regulation of alcoholic beverages and are required to be given by the Party to, made by the Party with or obtained by the Party from any Governmental Authority in order for the Parties to consummate the Transactions.

(3) Other Regulatory Matters.  Each of Buyer and Target shall cooperate and use its reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transactions, and each of Buyer and Target shall promptly provide to the other all information necessary or otherwise reasonably requested in connection with such filings. Each of Buyer and Target shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties agrees to act reasonably and as promptly as practicable. Each of Buyer and Target agrees that it shall consult with the other with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and shall keep the other apprised of the status of material matters relating to completion of the Transactions.

(iv) Operation of Business.  Each Party covenants and agrees that, after the date hereof and prior to the Closing Date, except as expressly contemplated by this Agreement, the Target Disclosure Schedule or the Buyer Disclosure Schedule or as agreed to in writing by the other Party, it will conduct its business in the same manner as heretofore conducted and only in the ordinary course consistent with past practice, and it will use its commercially reasonable efforts to preserve its business organization and keep available the services of its current officers and employees, to the end that its goodwill and ongoing business shall not be impaired at the Closing Date in any material respect; provided, however, that the following changes will not constitute a breach of this covenant: changes resulting from developments or occurrences relating to or affecting the United States economy in general or the craft brewing industry in general; and changes resulting from actions taken by the Parties prior to the Closing that are in furtherance of the Transactions but that have an effect on the business of a Party, including but not limited to any disruptions to the business of a Party as a result of the execution of this Agreement, the announcement by the Parties of the proposed Merger, or the consummation of the Transactions. Without limiting the generality of the foregoing, each Party covenants and agrees that, after the date hereof and prior to the Closing Date, except as expressly contemplated by this Agreement, the Target Disclosure Schedule or the Buyer Disclosure Schedule or as agreed to in writing by the other Party, it will not:

(1) institute any new methods of operation, purchase, sale, lease, management, or accounting (except as may be required under GAAP), or engage in any transaction or activity other than in the ordinary course of business consistent with past practice;

(2) (A) amend its Articles of Incorporation or Bylaws; (B) purchase, issue, sell, transfer, pledge, dispose of, grant any option in or encumber any shares of its capital stock or other securities (equity, debt, convertible or otherwise), other than up to 8,120 shares of Target Common Stock that may be issued to Terry Michaelson; (C) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of its capital stock or other securities; (D) split, combine or reclassify any shares of its capital stock or other securities; (E) redeem, purchase or otherwise acquire directly or indirectly any shares of its capital stock or other securities; or (F) purchase or otherwise invest in any securities issued by any Person;

(3) organize any subsidiary or acquire any capital stock or other equity securities, or equity or ownership interest in (or any right or option to receive any of the foregoing) the business, of any other Person;

(4) modify, amend or terminate any of its material contracts, waive, release or assign any material rights or claims thereunder, or fail to continue to perform its obligations thereunder;

(5) other than in the ordinary course of business consistent with past practice (A) incur or assume any Indebtedness ; (B) modify the terms of any Indebtedness or other liability; (C) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (D) make any loans, advances or capital contributions to, or investments in, any other Person; (E) enter into any material contract; or (F) dispose of any material Intellectual Property or fail to perform any acts which permit to lapse any rights to any material Intellectual Property;

(6) (A) sell, lease, license, assign, convey, transfer, mortgage, pledge, encumber or otherwise dispose of any assets (other than inventory) with a value in excess of $100,000 in the aggregate; (B) incur or create any Encumbrance on any assets which, collectively, have a value in excess of $100,000 in the aggregate; or (C) fail to maintain its assets in good working order in the ordinary course of business;

(7) purchase or lease assets other than in the ordinary course of business consistent with past practice and for fair consideration;

(8) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(9) take any action that would or is reasonably likely to result in any of the conditions to the Closing set forth in Section 8 not being satisfied, that would make any representation or warranty of the Party contained herein inaccurate in any material respect at the Closing Date, that would result in a breach of this Agreement in any material respect, or that would materially impair the Party’s ability to consummate the Transactions or materially delay such consummation;

(10) adopt or amend any Employee Benefit Plan, or enter into or make any change in the compensation payable or to become payable to any of its officers or directors, or any other employees of the Party except in the ordinary course of business consistent with past practice or as required by applicable law;

(11) enter into or amend any contract with any of its officers or directors;

(12) enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons;

(13) enter into any settlement, conciliation or similar agreement, the performance of which will involve payment or receipt of consideration in excess of $25,000 or place restrictions on the conduct of its business;

(14) fail to maintain or permit to lapse or expire any professional license or registration required for the conduct of its business or its performance of any material contract;

(15) change, modify or make any new Tax elections; or

(16) enter into any agreement, contract or arrangement to do any action specified in clauses (1) through (15) above, or authorize, recommend, propose or announce an intention to do, any of the foregoing.

(v) Full Access.

(1) Each Party (as applicable, for purposes of this section, the “Disclosing Party”) will permit representatives of the other Party (as applicable, for purposes of this section, the “Recipient”) to have full access, at all reasonable times and in a manner so as not to unreasonably interfere with the normal business operations of the Disclosing Party, to all premises, properties, books, records (including tax records), contracts, and documents of or pertaining to the Disclosing Party, including access to the Disclosing Party’s independent accountants, and will authorize its accountants to release any and all information reasonably requested by the Recipient in connection with its review of the Disclosing Party, provided, however, that the Recipient will not be permitted to contact the Disclosing Party’s customers, employees or suppliers in relation to this Agreement, except by prior approval of the Disclosing Party, which approval will not be unreasonably withheld, conditioned or delayed. The Disclosing Party will provide to Recipient copies of its monthly financial statements beginning with the month of October 2007 within 30 days following the end of each month through the Closing Date. The Disclosing Party is not required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Disclosing Party’s customers, jeopardize the attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement; provided, however, that the Disclosing Party will use all commercially reasonable efforts to obtain any necessary authorizations or consents from its customers to provide Recipient full access to such information.

(2) Subject to the terms and conditions of the Buyer Nondisclosure Agreement and the Target Nondisclosure Agreement, as applicable, the Recipient will treat and hold as confidential any information it receives from the Disclosing Party pursuant to this Section.

(vi) Notice of Developments.  Each of Target and Buyer shall give prompt written notice to the other of any material breach of any of its covenants contained herein or in the Documents. No disclosure by any Party pursuant to this Section 7(a)(vi), however, shall be deemed to amend or supplement the Target Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, or to cure any misrepresentation, breach of representation or warranty, or breach of covenant.

(vii) Shareholder Approval.

(1) Buyer agrees to take, in accordance with applicable law and Buyer’s Restated Articles of Incorporation and Amended and Restated Bylaws, all action necessary to convene as soon as practicable a meeting of its shareholders (including any adjournment or postponement, the “Buyer Shareholders’ Meeting”) to consider and vote upon the approval of the issuance of Buyer Common Stock pursuant to the Merger, and any other matters required to be approved by Buyer’s shareholders for consummation of the Transactions. Subject to fiduciary obligations under applicable law, Buyer’s

Board of Directors shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders.

(2) Target agrees to take, in accordance with applicable law and Target’s Articles of Incorporation and Bylaws, all action necessary to convene as soon as practicable a meeting of its shareholders (including any adjournment or postponement, the “Target Shareholders’ Meeting”) to consider and vote upon the approval of this Agreement and the Merger, and any other matters required to be approved by Target Shareholders for consummation of the Transactions. Subject to fiduciary obligations under applicable law, Target’s Board of Directors shall at all times prior to and during such meeting recommend such approval and Target shall take all reasonable lawful action to solicit such approval by Target Shareholders.

(viii) Title Insurance.  To the extent Buyer deems it to be appropriate, Buyer will obtain title insurance commitments (to include complete copies of all recorded exception documents listed on such title commitments), policies, endorsements and riders (including in preparation for the Closing) with respect to the Owned Real Property and the Leased Real Property, each such policy to be an ALTA (Owner’s or Leasehold, as the case may be) Policy of Title Insurance in a form acceptable to Buyer, issued by a title insurer reasonably satisfactory to Buyer, and in such amount as Buyer reasonably may determine to be the fair market value of such real property (including all facilities located thereon) or such other appropriate value as determined by Buyer in the case of leaseholds, insuring title to such real property to be held by Target as of the Closing (subject only to Permitted Encumbrances) (the “Title Policies”). If this Agreement is terminated prior to Closing, the costs associated with obtaining the Title Policies will be shared equally by Buyer and Target.

(ix) Nasdaq Listing.  Buyer agrees to use its reasonable best efforts to list, prior to the Effective Time, on Nasdaq, subject to official notice of issuance, the shares of Buyer Common Stock to be issued to the Target Shareholders in the Merger.

(x) Officers and Directors of Buyer; Corporate Name.  Buyer will exercise its commercially reasonable efforts to cause, immediately following the Effective Time, the following individuals to be appointed to the following indicated positions: (a) Kurt Widmer, Chairman of the Board; (b) Paul Shipman, Chairman Emeritus and Consultant to the Board; (c) Terry Michaelson, Co-Chief Executive Officer, (d) David Mickelson, Co-Chief Executive Officer; (e) Jay Caldwell, Chief Financial Officer; (f) Timothy McFall, Vice President of Marketing; (g) Sebastian Pastore, Vice President of Brewing Operations and Technology; (h) Gerald Prial, Vice President of Business Development; (i) Richard Shawen, Vice President of Finance; (j) Martin Wall, Vice President of Sales; and (k) Robert Widmer, Vice President of Corporate Quality Assurance and Industry Relations. Buyer and Target will cooperate to select and engage a Chief Financial Officer with substantial public company experience in accounting and finance to commence work on May 1, 2008 or as soon thereafter as practicable.

(b) From and After the Date of Closing.

(i) D&O Insurance.  For a period of three years after the Closing, Buyer will maintain director and officer insurance coverage insuring the directors and officers of Target currently insured by Target’s existing director and officer policies, with the same scope of coverage and subject to the same deductibles and limits.

(ii) Comparability of Employee Benefits.  Redhook intends that its personnel policies will apply to each employee of Widmer or CBA who is retained in the service of Redhook after the Closing. Such retained employees will be eligible to participate in all of the benefit plans of Redhook that are generally available to similarly situated employees of Redhook in accordance with and subject to the terms of such plans; provided, however, that if any Widmer Plan or CBA employee compensation or benefit plan is maintained after the Closing Date, such retained employees may not participate in any duplicative Redhook benefit plans until their participation in the Widmer Plan or CBA plan, as applicable, ceases.

(iii) Treatment of Past Service.  For purposes of participation in Redhook’s benefit plans, current employees’ prior service with Widmer and/or CBA will constitute prior service with Redhook for purposes of determining eligibility and vesting (including but not limited to vacation time).

(iv) No Contract Created.  Except as may be provided in any Employment Agreement executed and delivered at the Closing, nothing in this Agreement will give any employee of Widmer or CBA a right to continuing employment.

8.  Conditions to Obligation to Close.

(a) Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the Transactions is subject to satisfaction at or prior to the Closing Date of the following conditions:

(i) Target has given all notices, made all filings and obtained all authorizations, consents, and approvals listed in Section 5(d) of the Target Disclosure Schedule;

(ii) Target has given all notices, made all filings and obtained all authorizations, consents, and approvals that relate to the regulation of alcoholic beverages and are required to be given by Target to, made by Target with or obtained by Target from any Governmental Authority in order for the Parties to consummate the Transactions;

(iii) the representations and warranties set forth in Section 5 above are true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made thereon, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided, however, that representations and warranties in Section 5 above that contain an express materiality qualification shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made thereon (other than for failures to be true and correct that are de minimis in effect);

(iv) Target has performed and complied in all material respects with its covenants and obligations under this Agreement;

(v) less than 5% of the outstanding Target Shares are Dissenting Shares;

(vi) the Merger and this Agreement have been duly approved by Target’s Board of Directors, which approval remains in full force and effect as of the Closing Date, the Merger and this Agreement has received the Requisite Shareholder Approval, and Target has provided Buyer with certified copies of resolutions of Target’s Board of Directors and Shareholders authorizing the execution and delivery of this Agreement and consummation of the Transactions;

(vii) no statute, rule or regulation has been enacted or promulgated and no action, suit, or proceeding is pending or threatened before any court or quasi judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, stipulation, ruling, or charge would: (A) prevent consummation of any of the Transactions; (B) cause any of the Transactions to be rescinded following consummation; or (C) affect adversely the right of Buyer to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, stipulation, ruling, or charge shall be in effect);

(viii) Target has delivered to Buyer a certificate executed by Target’s Chief Executive Officer and Secretary on behalf of Target to the effect that each of the conditions specified in Sections 8(a)(i)-(vii) above is satisfied in all respects;

(ix) the Registration Statement is effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and not withdrawn and no proceedings for that purpose are threatened by the SEC or initiated by the SEC and not withdrawn;

(x) the issuance of shares of Buyer Common Stock as provided in this Agreement has been duly approved by the affirmative vote of a majority of the outstanding shares of Buyer Common Stock entitled to vote;

(xi) the shares of Buyer Common Stock to be issued in the Merger have been approved for listing on The Nasdaq Stock Market, effective upon notice of issuance.

(xii) Buyer has received confirmation that the Title Policies will be issued;

(xiii) the Employment Agreements have been duly executed and delivered by the parties thereto other than Buyer;

(xiv) the Non-Competition and Non-Solicitation Agreements have been duly executed and delivered by Kurt Widmer and Robert Widmer;

(xv) the Shareholder Lock-Up Agreements have been duly executed and delivered by Kurt Widmer, Robert Widmer, Ann Widmer, and Kristen Maier-Lenz;

(xvi) A-B has provided evidence satisfactory to Buyer of its waiver of its rights under the Master Distributor Agreement between A-B and Target dated June 6, 2006, and the Master Distributor Agreement between A-B and Target dated July 1, 2004, to terminate such agreements as a result of consummation of the Transactions;

(xvii) Target has entered into long-term leases for the parcels described in Schedule 5(p) (II)(2), (3) and (6);

(xviii) Target has provided evidence satisfactory to Buyer that Goose Holdings, Inc., and Fulton Street Brewery LLC, have each consented to the Merger and have agreed to enter into an amendment to the Amended and Restated Operating Agreement of Fulton Street Brewery LLC after the Closing Date in a form satisfactory to Buyer;

(xix) Buyer has received from counsel for Target an opinion dated the Closing Date and addressed to Buyer in the form of Exhibit D hereto; and

(xx) Target has delivered to Buyer: (i) a certificate of existence of Target issued by the Oregon Secretary of State dated within five days of the Closing Date; (ii) a certified copy of Target’s Articles of Incorporation and Bylaws as in effect on the Closing Date; and (iii) a certification in accordance with Treasury Regulation Section 1.1445-2(c), and otherwise in form and substance reasonably satisfactory to Buyer, certifying that an interest in Target is not a United States real property interest because Target is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the five-year period ending with the Closing Date.

All actions to be taken by Target in connection with consummation of the Transactions and all certificates, opinions, instruments, and other documents required to effect the Transactions will be reasonably satisfactory in form and substance to Buyer. Buyer may waive any condition specified in this Section 8(a) if it executes a writing so stating at or prior to the Closing.

(b) Conditions to Obligation of Target.  The obligation of Target to consummate the Transactions is subject to satisfaction at or prior to the Closing Date of the following conditions:

(i) Buyer has given all notices, made all filings and obtained all authorizations, consents, and approvals listed in Section 6(c) of the Buyer Disclosure Schedule;

(ii) Buyer has given all notices, made all filings and obtained all authorizations, consents, and approvals that relate to the regulation of alcoholic beverages and are required to be given by Buyer to, made by Buyer with or obtained by Buyer from any Governmental Authority in order for the Parties to consummate the Transactions;

(iii) Buyer and Paul Shipman have entered into the Consulting Agreement;

(iv) Paul Shipman has tendered his resignation from all officer positions with Buyer as of the Effective Date;

(v) Paul Shipman and two of Buyer’s independent directors have tendered their resignations as directors of Buyer as of the Effective Date;

(vi) the representations and warranties set forth in Section 6 above are true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made thereon, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided, however, that representations and warranties in Section 6 above that contain an express materiality qualification shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made thereon (other than for failures to be true and correct that are de minimis in effect);

(vii) Buyer has performed and complied in all material respects with its covenants and obligations under this Agreement;

(viii) no statute, rule or regulation has been enacted or promulgated and no action, suit, or proceeding shall be pending or threatened before any court or quasi judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, stipulation, ruling, or charge would: (A) prevent consummation of any of the Transactions; (B) cause any of the Transactions to be rescinded following consummation (and no such judgment, order, decree, stipulation, injunction, ruling or charge shall be in effect);

(ix) the issuance of shares of Buyer Common Stock as provided in this Agreement has been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of Buyer Common Stock entitled to vote;

(x) the Merger and this Agreement have been duly approved by Buyer’s Board of Directors, which approval remains in full force and effect as of the Closing Date;

(xi) the Registration Statement is effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and not withdrawn and no proceedings for that purpose are threatened by the SEC or initiated by the SEC and not withdrawn;

(xii) the shares of Buyer Common Stock to be issued in the Merger have been approved for listing on The Nasdaq Stock Market, effective upon notice of issuance;

(xiii) Buyer has executed and delivered such of the Employment Agreements as have been duly executed and delivered by the other parties thereto;

(xiv) Buyer has delivered to Target a certificate executed by Buyer’s Chief Executive Officer and Secretary on behalf of Buyer to the effect that each of the conditions specified above in Section 8(b)(i)-(xiii) is satisfied in all respects;

(xv) the Merger and this Agreement have received the Requisite Shareholder Approval;

(xvi) Target has received from counsel to Buyer an opinion dated the Closing Date and addressed to Target in the form of Exhibit E hereto; and

(xvii) Buyer has delivered to Target a certificate of existence of Buyer from the Secretary of State of the State of Washington, dated within five days of the Closing Date.

All actions to be taken by Buyer in connection with consummation of the Transactions and all certificates, opinions, instruments, and other documents required to effect the Transactions will be reasonably satisfactory in form and substance to Target. Target may waive any condition specified in this Section 8(b) if it executes a writing so stating at or prior to the Closing.

9.  Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled pursuant to this Agreement.

10.  Termination.

(a) Termination of Agreement.  Either Party may terminate this Agreement with the prior authorization of its board of directors (whether before or after shareholder approval) as provided below:

(i) the Parties may terminate this Agreement by mutual written consent at any time prior to the Closing Date;

(ii) Buyer may terminate this Agreement by giving written notice to Target at any time prior to the Closing Date: (A) in the event Target has breached any covenant contained in this Agreement in any material respect, Buyer has notified Target of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach, (B) in the event that there shall be any applicable law that makes consummation of the Transactions illegal or otherwise prohibited, or any judgment, injunction, order or decree permanently enjoining any of the Parties hereto from consummating the Transactions is entered and such judgment, injunction, order or decree shall become final and non-appealable, or (C) if the Closing shall not have occurred on or before March 31, 2008, and Buyer is not in default of any of its obligations hereunder;

(iii) Target may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing Date: (A) in the event Buyer has breached any covenant contained in this Agreement in any material respect, Target has notified Buyer of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach, (B) in the event that there shall be any applicable law that makes consummation of the Transactions illegal or otherwise prohibited, or any judgment, injunction, order or decree permanently enjoining any of the Parties hereto from consummating the Transactions is entered and such judgment, injunction, order or decree shall become final and non-appealable; or (C) if the Closing shall not have occurred on or before March 31, 2008, and Target is not in default of any of its obligations hereunder;

(iv) Either party may terminate this Agreement if it is notified by A-B that it will not consent to the Transactions.

(b) Effect of Termination.  If either Party terminates this Agreement pursuant to Section 10(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party (except as otherwise provided herein and except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in this Agreement and the Target Nondisclosure Agreement and Buyer Nondisclosure Agreement and the fee and expenses provisions in Section 11(m) below shall survive any such termination and provided, further, that if this Agreement is terminated by a Party because of a breach of this Agreement by the other Party, the terminating Party’s right to pursue all legal remedies shall survive such termination unimpaired.

11.  Miscellaneous.

(a) Nonsurvival of Representations, Warranties, and Agreements.  None of the representations, warranties, covenants, and agreements in this Agreement, including any rights arising out of any breach of the representations, warranties, covenants, and agreements, survive the Effective Time, except for covenants and agreements that by their express terms apply after the Effective Time. This Section 11(a) shall not affect any rights or liabilities of any Person under the Securities Act, the Exchange Act or any applicable state securities laws.

(b) Press Releases and Public Announcements.  No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party and give it an opportunity to comment prior to making the disclosure).

(c) No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions in Section 7(b) above are intended for the benefit of the individuals specified therein.

(d) Entire Agreement.  This Agreement (including the Documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(e) Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. A Party may not assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

(f) Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(g) Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(h) Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Target:	Copy to:

Widmer Brothers Brewing Company	Mary Ann Frantz
929 N. Russell	Miller Nash LLP
Portland, Oregon 97227	111 S.W. Fifth Avenue, Suite 3400
Attn: Terry Michaelson	Portland, Oregon 97204
Phone: 503-331-7224	Phone: 503-224-5858
Fax: 503-281-2761	Fax: 503-224-0155

If to Buyer:	Copy to:

Redhook Ale Brewery, Incorporated	Douglass A. Raff
14300 NE 145th Street, Suite 210	Riddell Williams P.S.
Woodinville, WA 98072	1001 Fourth Avenue, Suite 4500
Attn: CEO	Seattle, WA 98154
Phone: 425-483-3232	Phone: 206-624-3600
Fax: 425-485-0761	Fax: 206-389-1708

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(i) Governing Law and Disputes.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Washington without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Washington.

(j) Consent to Jurisdiction; Waivers of Trial by Jury.  Each Party irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the Western District of Washington for the

purposes of any disputes arising in connection with this Agreement. Each Party agrees to commence any action, suit or proceeding relating to any such dispute either in such court, or, if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the state courts of Washington. By execution and delivery of this Agreement, each Party (for itself, its Affiliates and its designees) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of such courts and the appellate courts therefrom, and waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding. The Parties irrevocably consent to the service of process in any such action or proceeding by the mailing of copies thereof by registered or certified mail, first class postage prepaid to the addresses set forth above. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(k) Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time prior to the Closing Date; provided, however, that any amendment effected subsequent to shareholder approval will be subject to the restrictions contained in the Washington Business Corporation Act. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(l) Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(m) Fees and Expenses.  Except as otherwise expressly provided in this Agreement, Buyer and Target (including its shareholders) will each be solely responsible for paying their own costs and expenses (including their respective advisors, accountants and attorneys’ fees and expenses) incurred in connection with this Agreement and the Transactions, whether or not the Closing occurs.

(n) Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean including without limitation.

(o) Further Assurances.  The Parties agree (a) to furnish upon request to each other such other information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement.

Signature Page Follows

The duly authorized representatives of the undersigned have executed this Agreement as of the date first above written.

REDHOOK ALE BREWERY, INCORPORATED

BY: /s/ Paul S. Shipman
Paul S. Shipman, Chief Executive Officer

WIDMER BROTHERS BREWING COMPANY

BY: /s/ Kurt Widmer
Kurt Widmer, President

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER
BETWEEN
REDHOOK ALE BREWERY, INCORPORATED
AND
WIDMER BROTHERS BREWING COMPANY

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is entered into effective as of April 30, 2008, by and between Redhook Ale Brewery, Incorporated, a Washington corporation (“Buyer”), and Widmer Brothers Brewing Company, an Oregon corporation (“Target”).

RECITALS

A. Effective as of November 13, 2007, Redhook and Widmer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Capitalized terms used but not defined in this Amendment will have the meanings given those terms in the Merger Agreement.

B. The Parties now desire to amend the Merger Agreement in certain respects.

NOW THEREFORE, the Parties agree as follows.

1. The definition of “Consulting Agreement” in Section 1 shall be amended as follows:

“Consulting Agreement” means the Amended and Restated Employment Agreement executed on February 13, 2008 between Buyer and Paul Shipman.

2. Section 7(a)(x) shall be amended to read as follows:

“(x) Officers and Directors of Buyer; Corporate Name.  Buyer will exercise its commercially reasonable efforts to cause, immediately following the Effective Time, the following individuals to be appointed to the following indicated positions: (a) Kurt Widmer, Chairman of the Board; (b) Paul Shipman, Chairman Emeritus and Consultant to the Board; (c) Terry Michaelson, Co-Chief Executive Officer; (d) David Mickelson, Co-Chief Executive Officer; (e) Jay Caldwell, Chief Financial Officer and Treasurer; (f) Timothy McFall, Vice President of Marketing; (g) Sebastian Pastore, Vice President of Brewing Operations and Technology; (h) Martin Wall, Vice President of Sales; (i) Robert Widmer, Vice President of Corporate Quality Assurance and Industry Relations; and (j) Mark Moreland, Chief Accounting Officer.

3. Section 8(a)(x) shall be amended to read as follows:

‘‘(x) the issuance of shares of Buyer Common Stock as provided in this Agreement has been duly approved by a majority of the total votes cast on the proposal at the Buyer Shareholders’ Meeting;

4. Section 8(a)(xx) shall be amended to read as follows:

‘‘(xx) the Shareholder Lock-Up Agreements have been duly executed and delivered by Kurt Widmer, Robert Widmer, Ann Widmer, Barbara Widmer, Kristen Maier-Lenz and Tim Boyle.”

5. Clause (C) in the last sentence of Section 10(a)(ii) is amended to read as follows:

‘‘(C) if the Closing shall not have occurred on or before August 1, 2008, and Buyer is not in default of any of its obligations hereunder;

6. Clause (C) in the last sentence of Section 10(a)(iii) is amended to read as follows:

‘‘(C) if the Closing shall not have occurred on or before August 1, 2008, and Target is not in default of any of its obligations hereunder;

7. Section 2(d) of Exhibit A to the Articles of Merger, attached to the Merger Agreement as Exhibit A, shall be amended in its entirety to read as follows:

(d) Directors and Officers.  Upon the Effective Time, the directors and officers of the Surviving Corporation shall be as follows:

DIRECTORS:

Kurt Widmer, Chair
Timothy P. Boyle
Andrew R. Goeler
Kevin R. Kelly
David R. Lord
John D. Rogers, Jr.
Anthony J. Short

OFFICERS:

Chairman of the Board	Kurt Widmer
Chairman Emeritus and Consultant to the Board	Paul Shipman
Co-Chief Executive Officer	David Mickelson
Co-Chief Executive Officer	Terry Michaelson
Chief Financial Officer and Treasurer	Jay Caldwell
Chief Accounting Officer	Mark Moreland
Vice President of Marketing	Timothy McFall
Vice President of Brewing Operations and Technology	Sebastian Pastore
Vice President of Sales	Martin Wall
Vice President of Corporate Quality Assurance and Industry Relations	Robert Widmer
Secretary	Mary Ann Frantz
Assistant Secretary	Nancy Deibert

8. The Form of Shareholder Lock-Up Agreements attached to the Merger Agreement as Exhibit B is amended in its entirety to read as is set forth on the Form of Shareholder Lock-Up Agreements attached to this Amendment as Exhibit A.

9. Except as expressly amended hereby, the Merger Agreement remains unaltered and in full force and effect and is hereby ratified, adopted and confirmed in all respects.

10. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

The duly authorized representatives of the undersigned have executed this Amendment as of the date first above written.

REDHOOK ALE BREWERY, INCORPORATED

By:	/s/ David Mickelson
David Mickelson, President

WIDMER BROTHERS BREWING COMPANY

By:	/s/ Kurt Widmer
Kurt Widmer, President

Annex B

November 13, 2007

CONFIDENTIAL

Special Committee to the Board of Directors
Redhook Ale Brewery, Incorporated
14300 NE 145th Street
Suite 210
Woodinville, WA 98072-9045

Re: Fairness Opinion —
Opinion of the Special Committee to the Board of Directors’ Financial Advisor

Gentlemen:

We understand that pursuant to an Agreement and Plan of Merger dated November 13, 2007 (the “Merger Agreement”) between Redhook Ale Brewery, Incorporated (“Redhook” or the “Company”) and Widmer Brothers Brewing Company (“Target”) each share of outstanding stock of Target will be exchanged for 2.1551 shares of Redhook common stock for a total exchange consideration of approximately 8.36512 million common shares of Redhook (the “Purchase Consideration”). Additionally, you have informed us that Redhook will assume up to $23,000,000 of debt and capital leases associated with Target’s Brewery Expansion Project currently in progress in Portland, Oregon. The transaction described above is hereinafter referred to as the “Merger”.

Houlihan Smith & Company, Inc. (“Houlihan”) was engaged by the Special Committee to the Board of Directors of Redhook (the “Special Committee”) to render an opinion (whether or not favorable) to the Special Committee as to whether, on the date of such opinion, the Purchase Consideration and other terms of the Merger are fair, from a financial point of view, to the shareholders of the Company (the “Opinion”).

In performing our analyses and for purposes of the Opinion set forth herein, we have, among other things:

a. Reviewed the financial terms and conditions of the draft Merger Agreement;

b. Reviewed financial and other information with regards to Target, including Target’s audited financial statements for the fiscal years ended December 31, 2001 through December 31, 2006, Target’s unaudited financial statements for the six month periods ending June 30, 2005 and 2006, the audited financial statements for Craft Brands Alliance, LLC for the fiscal years ended December 31, 2005 and 2006, and other financial information and projections prepared by Target;

c. Reviewed publicly available financial information and other data with respect to Redhook, including the Company’s Form 10-K for the year ended December 31, 2006, the Quarterly Reports on Form 10-Q for the three months ended March 31, 2007 and the six months ended June 30, 2007, and other such publicly available financial information;

d. Conducted an on-site visit and held discussions with the senior management of Target regarding, among other items, the historic performance, current situation, and future prospects for Target;

105 W. Madison, Suite 1500	Tel: 312.499.5900 Toll Free: 800.654.4977	www.houlihansmith.com
Chicago, IL 60602	Fax: 312.499.5901	www.fairnessopinion.com www.solvencyopinion.com

e. Conducted an on-site visit and conducted with the senior management of the Company regarding the selection process conducted with regards to the acquisition, the Company’s decision to form a business combination with Target, and the Company’s outlook for the future prospects of Target;

f. Reviewed an appraisal of Target prepared by an independent third party appraiser dated as of May 4, 2007;

g. Reviewed a proposal for a creditor to provide credit facilities to the Company to finance the potential acquisition of Target and to complete a facility expansion dated as of August 15, 2007;

h. Reviewed financial and operating information with respect to certain publicly-traded companies in the breweries industry which Houlihan believes to be generally comparable to the business of the Company;

i. Reviewed the financial terms of certain recent business combinations in the brewery industry specifically and in other industries generally; and

j. Performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering the Opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Target. We have further relied upon the assurances from senior management of both the Company and Target that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information.

Further, our Opinion is necessarily based upon information made available to us, as well as the economic, monetary, market, financial, and other conditions as they exist as of the date of this letter. We disclaim any obligation to advise the Special Committee to the Board of Directors of Redhook or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion.

Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Merger. Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Purchase Consideration to the shareholders of the Company. Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, supports its conclusion and Opinion. Accordingly, Houlihan believes that its analyses must be considered in its entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

Our Opinion does not constitute a recommendation to proceed with the Merger. This Opinion relates solely to the question of the fairness of the Purchase Consideration to the shareholders of Redhook, from a financial point of view. We are expressing no opinion as to the income tax consequences of the Merger to the shareholders of Redhook.

Houlihan, a Financial Industry Regulatory Authority member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, underwritings, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Houlihan has no prior investment banking relationships with Redhook or Target. Houlihan has received a non-contingent fee from Redhook relating to its services in providing the Opinion. In an engagement letter dated August 17, 2007, Redhook has agreed to indemnify Houlihan with respect to Houlihan’s services relating to the Opinion.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Consideration and other terms of the Merger are fair, from a financial point of view, to the shareholders of the Company

Very truly yours,

Houlihan Smith & Company, Inc.

WIDMER BROTHERS BREWING COMPANY

Discounted Cash Flow Analysis — Estimated Date of Value: 09/30/2007

	LTM	Projected Period For Year Ending September 30
	6/30/2007	2008	2009	2010	2011	2012
	($ in thousands)
Revenue
Net Sales	$86,021,053	$78,320,465	$83,548,463	$88,688,007	$93,818,980	$98,596,994
Total Revenue	$86,021,053	$78,320,465	$83,548,463	$88,688,007	$93,818,980	$98,596,994
Growth Rate %	23%	12%	7%	6%	6%	5%
Cost of Revenue	$62,568,045	$49,164,122	$50,334,196	$53,102,701	$55,690,887	$58,074,621
% of Total Revenue	73%	63%	60%	60%	59%	59%
Gross Profit	$23,453,008	$29,156,343	$33,214,267	$35,585,306	$38,128,093	$40,522,373
Gross Profit Margin %	27%	37%	40%	40%	41%	41%
Total Operating Expenses	$16,740,273	$19,083,274	$20,207,295	$21,397,527	$22,630,364	$23,886,094
Total Operating Expense %	19%	24%	24%	24%	24%	24%
Operating Profit	$6,712,735	$10,073,070	$13,006,971	$14,187,779	$15,497,729	$16,636,279
Operating Profit Margin %	8%	13%	16%	16%	17%	17%
Total Miscellaneous Income/(Expense)	$(3,567,837)	$(2,643,933)	$(3,079,150)	$(3,496,939)	$(3,902,209)	$(4,294,588)

EBIT	$3,144,898	$7,429,137	$9,927,821	$10,690,840	$11,595,519	$12,341,691
Adjusted EBITDA	$5,349,606	$9,876,900	$12,838,369	$13,756,684	$14,784,917	$15,521,215

EBITDA Margin %	6%	13%	15%	16%	16%	16%

	LTM	Projected Period
	6/30/2007	2008	2009	2010	2011	2012
	($ in thousands)
Adjusted EBITDA	$5,349,606	$9,876,900	$12,838,369	$13,756,684	$14,784,917	$15,521,215
Less: Depreciation & Amortization	$(2,204,708)	$(2,447,763)	$(2,910,548)	$(3,065,843)	$(3,189,398)	$(3,179,524)
Earnings Before Interest and Taxes	$3,144,898	$7,429,137	$9,927,821	$10,690,840	$11,595,519	$12,341,691
Less: Income (Taxes) Benefit	$(1,042,416)	$(1,757,022)	$(2,237,375)	$(2,719,254)	$(3,296,752)	$(3,820,317)
Adjusted Net Income	$2,102,482	$5,672,115	$7,690,447	$7,971,587	$8,298,767	$8,521,374
Plus: Depreciation & Amortization	$2,204,708	$2,447,763	$2,910,548	$3,065,843	$3,189,398	$3,179,524

	LTM	Projected Period
	6/30/2007	2008	2009	2010	2011	2012
	($ in thousands)
Gross Cash Flow	$4,307,190	$8,119,878	$10,600,995	$11,037,430	$11,488,165	$11,700,898
Less: Additions in Working Capital	$(176,978)	$(38,498)	$(234,762)	$(152,368)	$(142,538)	$(145,438)
Less: Capital Expenditures	$(11,615,485)	$(9,146,793)	$(3,929,819)	$(2,848,296)	$(2,163,640)	$(2,029,283)

Enterprise Net Cash Flow	$(7,485,273)	$(1,065,413)	$6,436,414	$8,036,767	$9,181,987	$9,526,177

Present Value of Enterprise Net Cash Flows		$2,008	$2,009	$2,010	$2,011	$2,012

Present Value Factor @ 15.0%		0.933	0.811	0.705	0.613	0.533
Present Value of Net Cash Flows(2)		$(993,503)	$5,219,119	$5,666,785	$5,629,816	$5,079,002
Total Present Value of Enterprise Net Cash Flows	$20,601,219

(2)	Refer to the weighted average cost of capital schedule for details regarding the discount rate.

Present Value of Terminal Enterprise Net Cash Flow:

Terminal Period (2012 Net Cash Flow X Terminal Growth at 6)%	$10,097,748
Capitalization Multiple	11.11
Terminal Value(3)	$112,197,196
Present Value Factor @ 15.0%	0.53
Present Value of Terminal Enterprise Net Cash Flow	$59,819,354

Valuation Summary
Total Present Value of Enterprise Net Cash Flows (2008 through 2012)	$20,601,219
Terminal Value	$59,819,354
Indicated Enterprise Value	$80,420,574

(3)	Terminal growth was determined based on an analysis of the U.S. and foreign economic outlooks and the long-term outlook for Widmer’s industry.

Concluded Enterprise Value — High End of Range (Rounded)	$91,160,000
Concluded Enterprise Value — Low End of Range (Rounded)	$71,830,000

Discount Rate Sensitivity Analysis
14%	15%	16%

$91,163,424	$80,420,574	$71,834,887

ANNEX C

Corporate Advisory Associates, Inc.

1001 Fourth Avenue, Suite 3810	Tel 206-382-9898

Seattle, WA 98154	Fax 206-382-0355

WIDMER BROTHERS
BREWING
COMPANY
AS OF MARCH 31, 2007

Client #: R304-2A

May 4, 2007

To the Corporate Strategy Committee
Redhook Ale Brewery, Inc.
c/o Mr. Michael Loughran
1427 - 36th Avenue
Seattle, WA 98122

RE: Widmer Brothers Brewing Company (“Widmer” or “the Company”)

Gentlemen,

You have retained Corporate Advisory Associates, Inc. (“CAA”) to determine the market value of a 100 percent equity interest in Widmer. This letter and the attached exhibits present our findings.

The objective of our assignment is to determine a range of market value as of March 31, 2007 for a 100 percent equity interest in Widmer including its interests in subsidiaries. Market value, as used herein, is defined as the price at which the 100 percent equity interest will be exchanged between willing and informed buyer and seller, other than in a forced or liquidation sale. In determining market value, we have not assumed the specific identity of a potential buyer, and have not included any analysis or assumption of synergistic effects with certain types of buyers.

In connection with this assignment, we have visited Widmer’s facilities in Portland, Oregon; and met with its management to discuss the business operations of Widmer and Craft Brand Alliance LLC (“CBA”). We have reviewed various financial reports prepared by management, the Company’s audited financial statements from 2002 to 2006, and certain property appraisals. We have researched and reviewed certain market pricing information, and performed such analyses and review as we have deemed appropriate. We have not assumed any obligation to independently verify the foregoing information and have relied upon its accuracy and completeness in all material respects. The appendix to this letter lists the main documents provided by Widmer and CBA that have been reviewed by us.

We understand that our valuation results are exclusively for the use of the Corporate Strategy Committee. This letter and the attached exhibits are intended for those in the Corporate Strategy Committee who are already familiar and knowledgeable about the operations of Widmer and CBA. This letter and exhibits and their contents may not be used or referred to by parties other than the Special Strategy Committee, or quoted or disclosed in any public filings by Redhook Ale Brewery, Inc. (“Redhook”) with the Securities and Exchange Commission or any public communications.

Overview of Analysis

The 100 percent equity interest of Widmer is being valued on the going concern basis. The Company’s recent and projected future earnings are used in the valuation. We viewed Widmer’s and CBA’s operations as intertwined such that they should be valued as an integrated operation. This is accomplished by using their combined earnings (net of the portion accrued to Redhook, the other member of CBA) in the valuation analysis. We have also used revenues to derive additional indications of value. For valuation purposes, Widmer’s revenue is determined as if it directly sells to its customer instead of through CBA.

For market pricing ratios, we have researched and reviewed market information on certain publicly traded firms and acquisitions of firms deemed comparable to Widmer. We have not specifically developed a discounted future cash flow analysis to value Widmer. Projecting future earnings over multiple periods is inherently speculative. We believe a steady growth projection is adequately accounted for in the capitalization valuation. Furthermore, the pricing ratios for capitalization valuations are directly derived from market transactions and are more reliable.

To the Corporate Strategy Committee
Redhook Ale Brewery, Inc.
May 4, 2007

We have not independently appraised the individual assets of Widmer. Based on available property appraisals, we have estimated the Company’s net tangible asset value. Intangible assets such as goodwill, assembled workforce, etc. are not reflected in the net asset valuation approach. However, these assets are reflected in the going concern valuation. The following describe key aspects of our analyses:

Expansion Project

Widmer’s brewing facility in Portland, Oregon has an annual capacity of approximately 240,000 barrels. With sales volume currently above capacity, the Company has turned to a contract brewing arrangement with Redhook to meet demand. In 2006, Redhook produced approximately 43,000 barrels for Widmer under the contract brewing arrangement. The amount was expected to increase significantly for 2007.

To increase production capacity, Widmer has embarked on an expansion of its Portland brewing facility. The expansion plan centers around increasing the fermentation capacity at the brewery, which is currently the primary constraint on the site’s overall production. Phase 1 of the project would include additional fermentation tanks, as well as cooler and storage space, and is expected to be completed in early 2008. The total cost is estimated at $22 million. Phase 2 of the project would be completed at a later date and includes adding additional fermentation tanks. The ultimate brewing capacity is estimated at 550,000 barrels per year.

Funding of phase 1 of the expansion project would come mostly in the form of debt. The $22 million cost for phase 1 is expected to be financed with the following:

1) $10 million from construction loan with seven year life.

2) $8 million from equipment loan or capital lease with seven year life.

3) $3 million from line of credit or operating cash flow.

We analyzed the expansion project’s effects on Widmer’s valuation as follows: The production capacity will be much larger after completion of phase 1. Moreover, the expansion project will not impact the Company’s operating results until 2008. In the valuation analysis, we will develop indications of value based on both current and projected operating results. In this way, the analysis incorporates the operating and financial characteristics of the existing operation as well as post-expansion. The analysis does not incorporate the affects of phase 2 of the expansion as the full impact would not be felt until 2009, if Widmer goes forward with Phase 2 of the project. Accordingly, the analysis also does not recognize the additional debt that is required for phase 2.

Value indications derived from actual 2006 and projected 2007 operating results would not include incremental revenue and profit from the capacity expansion. Therefore, the valuation would also not recognize the additional debt associated with the expansion. However, because at the valuation date the Company has already incurred some expansion related debt, the construction in progress is added back as a non-operating asset. Essentially, in this valuation the increase in assets from the expansion project will be offset by the additional debt of the same amount.

The 2008 operating results largely reflect the capacity addition from the phase 1 expansion. Therefore, value indications based on projected 2008 will also recognize the incremental debt associated with the expansion project. Unlike the value indications based on actual 2006 and projected 2007, construction in progress at the valuation date is not treated as a non-operating asset.

Precedent Transaction Analysis

We researched transactions of domestic craft brewing companies where control ownership changed hands. Our research identified only two transactions in which the terms of the transaction and financial or operational

To the Corporate Strategy Committee
Redhook Ale Brewery, Inc.
May 4, 2007

data on the target company were publicly available. The details of the identified transactions are presented in Exhibit 1. For each transaction, we researched the financial data of the target company for the purpose of calculating the valuation ratios implied by the transaction. These include market value of invested capital (MVICa() to annual production; MVIC to revenue; MVIC to earnings before interest, tax, depreciation, and amortization (EBITDA); and price to earnings.

For the Frederick Brewing Company (“FBC”) acquisition, financial data was not available. However, information on annual production (in barrels) was found. For the Portland Brewing Company (“PBC”) acquisition, financial data was available. However, PBC had operating losses. Therefore, only MVIC to production and MVIC to revenue ratios could be calculated from the sample. We note that FBC was acquired in bankruptcy.

Comparable Public Company Analysis

We reviewed the stock price, financial information, and implied valuation ratios of certain publicly-traded companies operating in the domestic craft brewing industry. Four companies were deemed to be comparable to Widmer in their operations:

•	Boston Beer Co., Inc.

•	Mendocino Brewing Co., Inc.

•	Pyramid Breweries, Inc.

•	Redhook Ale Brewery, Inc.

None of the selected companies is identical to Widmer. Mendocino Brewing Co., Inc. was eliminated from the analysis due to the limited liquidity of its common stock. The trading value of an illiquid stock may be speculative, and may not be reflective of the company’s underlying fundamental value.

The stock price and certain financial data of the selected public companies are presented in Exhibit 2. For each company, we computed the implied MVIC to revenue and MVIC to EBITDA ratios for a variety of periods. As shown, the valuation ratios varied over a range. We used three statistical measures to represent the range for each ratio: harmonic average, mean, and median. The difference between mean and median is indicative of the degree of dispersion in the range.

(a MVIC is the market value of equity plus the market value of interest-bearing debt.

To the Corporate Strategy Committee
Redhook Ale Brewery, Inc.
May 4, 2007

Future Projection

Exhibit 3 shows the Company’s projected operating results for 2007 and 2008 based on management’s internal forecasts. Among other assumptions, the projection is based on the expected completion of the initial brewery expansion in early 2008. The projection is for net income of $2,571,000 in 2007 and $3,626,000 in 2008, an increase of 41 percent. The projected increase in barrel sales is put in historical perspective in the following chart, which does not include products brewed by Redhook:

The uncertainty with the projected earnings will be considered in our selection of the valuation ratios.

Going-Concern Valuation

There are inherent differences between the business, operations, and prospects of Widmer and those of both the acquired companies in Exhibit 1 and the selected public companies in Exhibit 2. Accordingly, we did not solely rely upon the quantitative results presented in the exhibits. Rather, we made qualitative judgments concerning differences between the financial and operating characteristics and prospects of such companies, relative to Widmer, that would affect their market valuations. Based on our analysis, we selected the following valuation ratios to apply to Widmer:

	Projected	Projected	Actual
	2008	2007	2006

EBITDA	8.50	10.50	13.50
Revenue	1.02	1.15	1.28

In applying the selected ratios to Widmer, we have made certain adjustments to the Company’s revenue. We have included all of CBA’s sales of Widmer products (including Kona Brewery, LLC sales).

Applying the selected valuation ratios to Widmer results in MVIC, which is the value of all capital invested in the operation. From MVIC, the value of debt is subtracted and the values of Widmer’s interests in the two breweries is added to arrive at equity value. Exhibit 4 shows the calculations. In 2006 and projected 2007, the Company’s current balance of interest-bearing debt is subtracted from MVIC. As explained earlier,

To the Corporate Strategy Committee
Redhook Ale Brewery, Inc.
May 4, 2007

construction in progress is added because it represents investment by the Company that would not be reflected in the Company’s financial results until project completion. The Company’s 20 percent interest in Kona Brewery, LLC and its 42 percent interest in Fulton Street Brewery, LLC are also included.

For MVIC based on projected 2008, it includes the incremental income generated by the business after the completion of phase 1 of the brewery expansion project. But further investment in the project is required to generate the projected 2008 results. We have subtracted the estimated cost to complete the project, and have assumed the cost would be financed through borrowings (as enumerated earlier).

The indicated values range from $51.5 million to $81.6 million. The value indications based on EBITDA are higher than those based on revenue, with an average of $76,655,000. The average of the value indications based on revenue is $59,790,000. We also note that the value indications based on projected 2008 are lower than those based on actual 2006 or projected 2007. We believe that it is from the uncertainty related to the benefits from the expansion project. After completion of phase 1, if demand for Widmer products is not sufficient to fill the incremental capacity, then to some extent the added debt would act as a reduction to equity value.

Net Asset Value Analysis

The going-concern valuation recognizes that an owner of a business interest realizes value from the company’s future income and dividends. Alternatively, the holder of a 100 percent equity interest can realize value by liquidating the company’s assets and distributing the proceeds. Under this scenario, the value of a business is equal to its tangible net worth. For Widmer, we have determined the net tangible asset value as shown in Exhibit 5. At this time, we do not have appraised values for the brewery and production equipment. Their net book value is used instead. We note that the net asset value of $22,613,000 is significantly lower than the market value of the Company as a going concern because of the absence of intangible asset values.

Conclusion

Based upon the foregoing analysis, we conclude that the range of market value for a 100 percent equity interest in Widmer can be reasonably stated at $60,000,000 to $77,000,000. This range of value considers the impact of the Company’s expansion project and the associated debt. It also recognizes the risk of the operation before and after expansion, including the risk that the capacity addition may not be fully utilized.

The preceding discussion is a summary of the material financial analyses undertaken by CAA on behalf of the Corporate Strategy Committee. It does not purport to be a complete description of analyses performed by CAA. Analysis and conclusion of a range of market value for a business ownership interest is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. CAA made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered. Accordingly, CAA believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analysis or the summary without considering the analyses as a whole, could create an incomplete view of the process underlying CAA’s opinion.

In formulating its opinion, CAA has made numerous assumptions with respect to Widmer, industry performance, general business, economic, market, and financial conditions, and other matters, many of which are beyond the control of Widmer. Any estimates contained in CAA’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be considerably more or less favorable than suggested by the forgoing analysis. The analyses do not purport to necessarily predict the price at which a transaction involving the 100 percent equity interest of Widmer would occur. CAA assumes no responsibility if future results are materially different from those estimated above.

To the Corporate Strategy Committee
Redhook Ale Brewery, Inc.
May 4, 2007

In accordance with recognized professional ethics, the fee for this service is not contingent upon CAA’s conclusion of a particular range of value. Neither CAA. nor any of its employees currently or prospectively has an ownership interest in the Company. CAA and its employees are independent of the management and shareholders of the Company.

CAA is regularly engaged in performing financial analyses with respect to businesses and their securities. CAA’s opinion is addressed to the Corporate Strategy Committee, and was intended solely to assist the Corporate Strategy Committee in its deliberations. No other person is entitled to rely upon the analyses described above.

Respectfully submitted,

CORPORATE ADVISORY ASSOCIATES, INC.

T.S. TONY LEUNG
CFA, ASA, CPA (Inactive)

TSL/ki

R304-2A

Exhibit 1

WIDMER BROTHERS BREWING COMPANY
VALUATION RATIOS FOR ACQUISITIONS IN THE NORTH AMERICAN MALT BEVERAGE INDUSTRY

							FINANCIAL DATA OF TARGET COMPANY ($000)
	DATE	PRICE			PURCHASE	ANNUAL	INTEREST	CASH &
	OF	PAID	PMT	%	ASSETS/	PRODUCTION	BEARING	EQUIV-	TOTAL		MVIC/	MVIC/
TRANSACTION	ACQ	($000)	METHOD	ACQD	STOCKS	(BARRELS)	DEBT	ALENTS	ASSETS	REVENUE	PROD	REV	ACQUIRED COMPANY DESCRIPTION

FLYING DOG BREWERY acq FREDERICK BREWING CO	5/06	1,650	CASH	100.0%	ASSETS	28,500	0	0	NA	NA	57.89	NA	Brews and distributes five styles of craft beer primarily in the mid-atlantic states. Assets purchased in receivership.
PYRAMID BREWERIES acq PORTLAND BREWING CO	7/04	4,552	CASH + STOCK	100.0%	ASSETS	45,000	0	26	4,299	10,859	100.58	0.42	Brews and distributes craft beer primarily in the western states, under the MacTarnahan’s, Saxer, and Nor’Wester names. Also operates a pub.

	HARMONIC AVERAGE								NM	NM	73.49	0.42

	MEAN								4,299	10,859	79.24	0.42

NOTES:

MVIC = price paid + interest-bearing debt assumed. Unless otherwise noted, interest-bearing debt is equal to percentage of interest acquired.

Harmonic average is calculated by averaging the reciprocals of each number in the sample, and then taking the reciprocal of the result.

It is one of the statistical methods used to calculate the average of a group of numbers which are ratios.

Sources:  Mergers & Acquisitions, Mergerstat, Done Deals, SEC filings, analyst reports

NA            Not available

NM           Not meaningful

EXHIBIT 2

WIDMER BROTHERS BREWING COMPANY
VALUATION RATIOS FOR SELECTED PUBLIC COMPANIES a

				MVIC; based on:
	SHARE PRICE			Average Share Price ($000)
	March	March	March	MARKET	MARKET	LESS	MKT VAL
	2007	2007	2007	VALUE OF	VALUE OF	CASH &	INVESTED
PUBLIC COMPANIES	High	Low	Avg	EQUITY	DEBT [o]	EQUIV [o]	CAPITAL

BOSTON BEER COMPANY	34.70	30.80	32.75	467,299	0	82,370	384,929
PYRAMID BREWERIES	4.19	3.09	3.64	33,257	8,561	227	41,591
REDHOOK ALE BREWERY	7.80	6.25	7.03	58,340	4,786	9,435	53,691

	MVIC/EBITDA RATIOS; based on:				MVIC/R RATIOS; based on:
	Latest	Latest	Latest 3 Yr	Latest 3 Yr	Latest	Latest
	12 Months	Fiscal Year	Wtd Avg	Str Avg	12 Months	Fiscal Year
	EBITDA	EBITDA	EBITDA	EBITDA	Net Revenue	Net Revenue

BOSTON BEER COMPANY	11.45	11.45	12.71	13.40	1.35	1.35
PYRAMID BREWERIES	29.33	29.33	28.21	32.95	0.83	0.83
REDHOOK ALE BREWERY	14.54	14.54	18.47	20.24	1.50	1.50

HARMONIC AVERAGE (b)	15.77	15.77	17.83	19.43	1.15	1.15

MEAN	18.44	18.44	19.80	22.20	1.23	1.23

MEDIAN	14.54	14.54	18.47	20.24	1.35	1.35

(a)	Earnings data adjusted for interest income
(b)	Harmonic average is calculated by averaging the reciprocals of each number in the sample, and then taking the reciprocal of the result. It is one of the statistical methods used to calculate the average of a group of numbers which are ratios.
[o]	Book value is assumed to approximate market value

EXHIBIT 3

WIDMER BROTHERS BREWING COMPANY (NOT CONSOLIDATED)
PROJECTION FOR 2007 & 2008

STATEMENT TYPE	PROJECTED		PROJECTED		ACTUAL
STATEMENT DATE	12/31/08		12/31/07		12/31/06
	($000)%		($000)%		($000)%

BEER SALES:
DRAUGHT SALES	20,600	55.38	17,145	56.37	13,749	55.99
BOTTLE SALES	20,800	55.91	16,649	54.74	14,393	58.61
LESS EXCISE TAXES	(4,200)	(11.29)	(3,379)	(11.11)	(3,586)	(14.60)

NET BEER SALES	37,200	100.00	30,415	100.00	24,557	100.00
COST OF BEER SALES:
DRAUGHT COSTS	13,400	36.02	11,378	37.41	8,625	35.12
BOTTLE COSTS	18,750	50.40	15,998	52.60	13,290	54.12
SHIPPING COSTS	600	1.61	469	1.54	1	0.00

TOTAL COST OF BEER SALES	32,750	88.04	27,844	91.55	21,916	89.25

GROSS PROFIT	4,450	11.96	2,570	8.45	2,640	10.75
OPERATING EXPENSES:
SALES EXPENSES	250	0.67	225	0.74	101	0.41
MARKETING EXPENSES	175	0.47	153	0.50	27	0.11
ADMINISTRATIVE EXPENSES	2,750	7.39	2,620	8.61	2,575	10.48

TOTAL OPERATING EXPENSES	3,175	8.53	2,997	9.86	2,703	11.01

OPERATING INCOME	1,275	3.43	(427)	(1.40)	(63)	(0.26)
OTHER INCOME (EXPENSE):
INTEREST EXPENSE	(2,000)	(5.38)	(1,078)	(3.54)	(175)	(0.71)
OTHER	0	0.00	0	0.00	(59)	(0.24)
GASTHAUS, NET	200	0.54	165	0.54	143	0.58
ROYALTY INCOME	710	1.91	643	2.11	431	1.75
CBA PROFIT DISTRIBUTION	6,131	16.48	5,129	16.86	3,719	15.14

NET OTHER INCOME (EXPENSE)	5,041	13.55	4,860	15.98	4,059	16.53

PRETAX INCOME	6,316	16.98	4,433	14.57	3,996	16.27
INCOME TAXES	2,690	7.23	1,862	6.12	1,678	6.83

NET INCOME	3,626	9.75	2,571	8.45	2,317	9.44

OTHER DATA:
DEPRECIATION & AMORTIZATION	2,900	7.80	1,813	5.96	1,940	7.90
BARRELS SOLD(a):
DRAUGHT		215,000		187,958		159,066
BOTTLE		170,000		140,261		124,298

(a)	Includes barrels produced by Redhook.

EXHIBIT 4

WIDMER BROTHERS BREWING COMPANY, INC.
VALUATION ANALYSIS
($000, except value per share)

I.	Capitalizing Earnings Before Interest, Tax, Depreciation, & Amortization (EBITDA)

	Projected	Projected	Actual
	2008	2007	2006

EBITDA	$11,216	$7,324	$6,110
× Selected Ratio	8.50	10.50	13.50
= MVIC	95,336	76,902	82,485
− Interest-Bearing Debt(a)	(10,220)	(10,220)	(10,220)
− New Debt for Expansion(b)	(16,541)	0	0
+ Construction in Progress(c)	0	5,459	5,459
+ Investment in Kona(d)	150	150	150
+ Investment in Fulton St.(d)	3,692	3,692	3,692
= Indicated Values	$72,417	$75,983	$81,566

II.	Multiple of Revenue

	Projected	Projected	Actual
	2008	2007	2006

Adjusted Revenue(e)	$72,912	$58,785	$48,558
× Selected Ratio	1.02	1.15	1.28
= MVIC	74,370	67,603	62,154
− Interest-Bearing Debt(a)	(10,220)	(10,220)	(10,220)
− New Debt for Expansion(b)	(16,541)	0	0
+ Construction in Progress(c)	0	5,459	5,459
+ Investment in Kona(d)	150	150	150
+ Investment in Fulton St.(d)	3,692	3,692	3,692
= Indicated Values	$51,451	$66,684	$61,235

III. Concluded Range of Value	$60,000 to $77,000

(a)	Balance at 3/31/07

(b)	Assumes additional construction costs are 100% debt-financed.

(c)	Balance is added because the debt level subtracted reflects the investment in construction-in-progress.

(d)	Original cost.

(e)	Consolidated Widmer/CBA revenue, less Redhook product sales.

Exhibit 5

WIDMER BROTHERS BREWING COMPANY
DETERMINATION OF NET ASSET VALUE

	BOOK VALUE		MARKET VALUE
STATEMENT TYPE	3/31/07		3/31/07
STATEMENT DATE	($000)%		($000)%

CURRENT ASSETS:
CASH & EQUIVALENTS	184	0.41	184		0.42
ACCOUNTS RECEIVABLE	4,573	10.22	4,573		10.37
INVENTORY	1,826	4.08	1,826		4.14
PREPAID EXPENSES & OTHER	1,280	2.86	1,280		2.90

TOTAL CURRENT ASSETS	7,863	17.58	7,863		17.83
PROPERTY & EQUIPMENT (NBV):
LAND, BUILDINGS, & IMPROVEMENTS	11,750	26.26	11,000	(a)	24.95
CONSTRUCTION IN PROGRESS	5,459	12.20	5,459	(b)	12.38
BREWING & PACKAGING EQUIPMENT	10,539	23.56	10,539	(b)	23.90
KEGS	3,563	7.96	3,563	(b)	8.08
OFFICE & COMPUTER EQUIPMENT	349	0.78	349	(b)	0.79
GASTHAUS LEASEHOLD IMPROVEMENTS	496	1.11	496	(b)	1.13
GASTHAUS EQUIPMENT	87	0.20	87 b		0.20

NET PROPERTY & EQUIPMENT	32,244	72.07	31,493		71.42
OTHER ASSETS:
EQUITY INVESTMENT — KONA	192	0.43	150	(c)	0.34
EQUITY INVESTMENT — FULTON ST	3,500	7.82	3,692	(c)	8.37
LOAN COSTS, NET	43	0.10	0		0.00
TRADEMARKS	896	2.00	896	(d)	2.03

TOTAL OTHER ASSETS	4,631	10.35	4,738		10.74

TOTAL ASSETS	44,738	100.00	44,095		100.00
CURRENT LIABILITIES:
CURR PORT NOTES PAYABLES	1,120	2.50	1,120		2.54
ACCOUNTS PAYABLE & ACCRUED	6,049	13.52	6,049		13.72
DEPOSITS	1,210	2.70	1,210		2.74

TOTAL CURRENT LIABILITIES	8,379	18.73	8,379		19.00
LONG-TERM LIABILITIES:
NOTES PAYABLE	8,950	20.01	8,950		20.30
DEFERRED INCOME TAXES	3,661	8.18	3,661		8.30

TOTAL LONG TERM LIABILITIES	12,611	28.19	12,611		28.60

TOTAL LIABILITIES	20,990	46.92	20,990		47.60
MINORITY INTEREST	342	0.76	342		0.78
PREFERRED STOCK	150	0.34	150		0.34

NET ASSET VALUE	23,256	51.98	22,613		51.28

(a)	Appraised by Cushman Wakefield of Oregon, Inc.; report dated April 10, 2007.

(b)	Net book vlaue assumed to approximate market value.

(c)	Original cost.

(d)	Carrying value. Original purchase price was $1.5 million.

Exhibit 6

WIDMER BROTHERS BREWING COMPANY
Qualifications of Valuation Consultant

T.S. Tony Leung

Since 1978, Mr. Leung has provided business valuation service to clients in a variety of industries for various purposes. A majority of the companies appraised are closely held businesses. Mr. Leung has made appraisals and provided valuation advice for merger/acquisition transactions; strategic planning as related to ownership transition and corporate reorganization; estate and gift tax reportings; and business litigations. Mr. Leung has testified as an expert witness in Washington, Oregon, Alaska and California state and federal courts.

Education

1977 M.B.A. in Finance from University of Washington

1975 B.A. in English Literature from University of Washington

Professional Designations

1979 Certified Public Accountant (C.P.A.)

1982 Chartered Financial Analyst (C.F.A.)

1983 Accredited Senior Appraiser (A.S.A.)

Publications

“Useful Business Valuation Concepts for the Planner.” Personal Financial Planning, May/June 1993.

“Value of a Design Firm: Some Useful Concepts.” FMG Journal, March 1992

“Financing Techniques for Small Business Buy Outs.” The Practical Accountant, February 1990.

“Examining the Economic Dynamics in a Leveraged ESOT.” Business Valuation Review, September 1989.

“Tax Reform Act of 1986; Considerations for Business Valuations.” Business Valuation Review, June 1987.

“Myths about Capitalization Rate and Risk Premium.” Business Valuation News, March 1986.

“Affordable Financing & Tax Free Rollover May Stimulate Business Owners to Try ESOPs.” Valuation Bulletin, Winter 1985.

“Business Valuation Considerations for Emerging High Growth Companies.” Business Valuation Review, March 1985.

“Pricing a Practice.” Financial Planning, October 1984.

“Revenue Rulings 83-119 and 83-120: Impact of Preferred Stock Recapitalizations.” Valuation Bulletin, Winter 1984.

“Valuing Emerging High-Growth Companies: A New Approach.” Valuation Bulletin, Summer 1984.

“Professional Goodwill Value.” Washington State Bar News, June 1984.

“Recapitalization Planning.” Financial Planning, June 1984.

“Evaluating Professional Goodwill.” Seattle-King County Bar Bulletin, October 1983.

“Capitalization Rate Selection: In Defense of the Public Companies Comparison Approach.” Valuation Bulletin, Summer 1983.

“Valuation of Professional Goodwill.” Valuation Bulletin, Spring 1983.

“Valuing Non-Marketable Professional Goodwill: A Dilemma for Professional Appraisers.” Valuation Bulletin, Fall 1982.

“Understanding Fair Market Value.” Valuation Bulletin, Summer 1982.

“Valuing Preferred Stock Issued in a Recapitalization.” Estate Planning, September 1980.

Speaking Engagements

Mr. Leung has made numerous presentations on the subject of business valuations to professional and business groups, including:

Canadian Institute of Chartered Business Valuators

Washington State Bar Association

Washington Society of CPAs

American Society of Appraisers

Estate Planning Councils

International Association for Financial Planning

National Center for Employee Ownership

Securities & Exchange Commission Government-Business Forum

Seattle King County Economic Development Council

The Executive Committee

Professional Affiliations and Community Service

Past President, Seattle Chapter of the American Society of Appraisers (1983-1985)

Member of Editorial Board, Business Valuation Review, American Society of Appraisers (1990-2001)

Member of Business Valuation Committee, American Society of Appraisers (1985-1987)

Seattle Society of Financial Analysts

Association for Investment Management & Research

Washington State Society of Certified Public Accountants

Pratt Fine Arts Center, Seattle
  Trustee (1988-1995)
  President, Board of Trustees (1988-1991)

Annex D

Annex D: Section 60.551 to Section 60.594 of the Oregon Business Corporation Act

DISSENTERS’ RIGHTS

(Right to Dissent and Obtain Payment for Shares)

60.551  Definitions for ORS 60.551 to 60.594.  As used in ORS 60.551 to 60.594:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. [1987 c.52 § 124; 1989 c.1040 § 30]

60.554  Right to dissent.  (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate acts:

(a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

(B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(f) Conversion to a noncorporate business entity pursuant to ORS 60.472.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3) Dissenters’ rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders under ORS 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 § 125; 1989 c.1040 § 31; 1993 c.403 § 9; 1999 c.362 § 15]

60.557  Dissent by nominees and beneficial owners.  (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [1987 c.52 § 126]

(Procedure for Exercise of Rights)

60.561  Notice of dissenters’ rights.  (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

(2) If corporate action creating dissenters’ rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send the shareholders entitled to assert dissenters’ rights the dissenters’ notice described in ORS 60.567. [1987 c.52 § 127]

60.564  Notice of intent to demand payment.  (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 § 128]

60.567  Dissenters’ notice.  (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of ORS 60.564.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action was taken, and shall:

(a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

(e) Be accompanied by a copy of ORS 60.551 to 60.594. [1987 c.52 § 129]

60.571  Duty to demand payment.  (1) A shareholder sent a dissenters’ notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 § 130]

60.574  Share restrictions.  (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987 c.52 § 131]

60.577  Payment.  (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under ORS 60.587; and

(e) A copy of ORS 60.551 to 60.594. [1987 c.52 § 132; 1987 c.579 § 4]

60.581  Failure to take action.  (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under ORS 60.567 and repeat the payment demand procedure. [1987 c.52 § 133]

60.584  After-acquired shares.  (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment under ORS 60.587. [1987 c.52 § 134]

60.587  Procedure if shareholder dissatisfied with payment or offer.  (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under ORS 60.577 or reject the corporation’s offer under ORS 60.584 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter’s shares. [1987 c.52 § 135]

(Judicial Appraisal of Shares)

60.591  Court action.  (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation’s principal office is located, or if the principal office is not in this state, where the corporation’s registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for:

(a) The amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(b) The fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under ORS 60.584. [1987 c.52 § 136]

60.594  Court costs and counsel fees.  (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 § 137]

Annex E

ANNEX E

Excerpt from Amended and Restated Bylaws of Redhook Ale Brewery, Incorporated, dated November 30, 2007

2.3.2 Nominations for Directors.

(a) Nominations of candidates for election as directors at an annual meeting of shareholders may only be made (i) by, or at the direction of, the Board of Directors, or (ii) by any shareholder of the corporation who is entitled to vote at the meeting and who complies with the procedures set forth in the remainder of this Section 2.3.2.

(b) If a shareholder proposes to nominate one or more candidates for election as directors at an annual meeting, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, the principal office of the corporation (i) not less than one hundred twenty (120) days prior to the first anniversary of the date that the corporation’s proxy statement was released to shareholders in connection with the previous year’s annual meeting; (ii) a reasonable time before the corporation begins to print and mail its proxy materials if the date of this year’s annual meeting has been changed by more than thirty (30) days from the date of the previous year’s meeting; or (iii) not more than seven (7) days following the mailing to shareholders of the notice of annual meeting with respect to the current year’s annual meeting, if the corporation did not release a proxy statement to shareholders in connection with the previous year’s annual meeting, or if no annual meeting was held during such year.

(c) A shareholder’s notice to the Secretary under Section 2.3.2(b) shall set forth, as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the number and class of shares of stock of the corporation that are beneficially owned on the date of such notice by such person, and (iv) if the corporation at such time has or at the time of the meeting will have any security registered pursuant to Section 12 of the Exchange Act, any other information relating to such person required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A under the Exchange Act, including but not limited to information required to be disclosed by Schedule 14A of Regulation 14A, and any other information that the shareholder would be required to file with the Securities and Exchange Commission in connection with the shareholder’s nomination of such person as a candidate for director or the shareholder’s opposition to any candidate for director nominated by, or at the direction of, the Board of Directors. In addition to the above information, a shareholder’s notice to the Secretary under Section 2.3.2(b) shall (A) set forth (i) the name and address, as they appear on the corporation’s books, of the shareholder and of any other shareholders that the shareholder knows or anticipates will support any candidate or candidates nominated by the shareholder and (ii) the number and class of shares of stock of the corporation that are beneficially owned on the date of such notice by the shareholder and by any such other shareholders and (B) be accompanied by a written statement, signed and acknowledged by each candidate nominated by the shareholder, that the candidate agrees to be so nominated and to serve as a director of the corporation if elected at the annual meeting.

(d) The Board of Directors, or a designated committee thereof, may reject any shareholder’s nomination of one or more candidates for election as directors if the nomination is not made pursuant to a shareholder’s notice timely given in accordance with the terms of Section 2.3.2(b). If the Board of Directors, or a designated committee thereof, determines that the information provided in a shareholder’s notice does not satisfy the requirements of Section 2.3.2(c) in any material respect, the Secretary of the corporation shall notify the shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five (5) days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee determines that the additional information provided by the shareholder, together with

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information previously provided, does not satisfy the requirements of Section 2.3.2(c) in any material respect, then the Board of Directors or such committee may reject the shareholder’s notice.

(e) Notwithstanding the procedures set forth in Section 2.3.2(d), if a shareholder proposes to nominate one or more candidates for election as directors at an annual meeting, and neither the Board of Directors nor any committee thereof has made a prior determination of whether the shareholder has complied with the procedures set forth in this Section 2.3.2 in connection with such nomination, then the chairman of the annual meeting shall determine and declare at the annual meeting whether the shareholder has so complied. If the chairman determines that the shareholder has so complied, then the chairman shall so state and ballots shall be provided for use at the meeting with respect to such nomination. If the chairman determines that the shareholder has not so complied, then, unless the chairman, in his sole and absolute discretion, determines to waive such compliance, the chairman shall state that the shareholder has not so complied and the defective nomination shall be disregarded.

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